

2025 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Total Revenues
$ In Millions



Business Unit
% of Revenues



GEO Care 23%

11% Reentry Services

GEO Secure Services 77%

12% Electronic Monitoring & Supervision Services

7% International

55% Federal

15% State

Net Income
$ In Millions



Customer
% of Revenues



8% Other Non-Residential

1% South Africa

1% Texas

1% Georgia

1% New Jersey

1% Alaska

1% Oklahoma

2% Indiana

5% Florida

5% Arizona

7% Australia

3% BOP

16% U.S. Marshals

48% ICE[1]

2% Various Others

Adjusted EBITDA*
$ In Millions



[1]*Includes ICE Intensive Supervision Appearance Program (ISAP) Contract.*

This annual report contains certain non-GAAP measures. Please refer to GEO's Fourth Quarter and Full Year 2025 Supplemental Disclosure published on February 12, 2026 for a description of such non-GAAP measures and a reconciliation of such non-GAAP measures to their most comparable GAAP measures.

LETTER TO THE SHAREHOLDERS

We believe we made significant progress toward meeting our financial and strategic objectives in 2025.

GROWTH HIGHLIGHTS

During the year, we were awarded new or expanded contracts totaling up to approximately $520 million in new incremental annualized revenues, representing the largest amount of new business we have won in a single year in our Company's history.

In our GEO Secure Services segment, we entered into new contracts to house U.S. Immigration and Customs Enforcement (ICE) detainees at four facilities totaling approximately 6,000 beds.

These facilities include three previously idle company-owned facilities: the 1,000-bed Delaney Hall in New Jersey; the 1,800-bed North Lake Facility in Michigan; and the 1,868-bed D. Ray James Facility in Georgia.

Additionally, we entered into a joint-venture agreement to provide management services at the state-owned, 1,310-bed North Florida Detention Facility, which demonstrates GEO's ability to provide management services through alternative solutions such as the State of Florida's partnership with the federal government.

During the third quarter of 2025, we also reactivated our company-owned 1,940-bed Adelanto ICE Processing Center in California, which was already under contract but had been underutilized due to a long-standing COVID-related court case.

The activation of these five facilities represents the largest start-up activity in our Company's history, with a combined annualized revenue value of approximately $400 million, and involved the recruitment, hiring, and training of approximately 2,000 new employees.

During the year, we also expanded the delivery of our secure transportation services on behalf of ICE and the U.S. Marshals Service (USMS) through

our wholly-owned subsidiary, GEO Transport, Inc. (GTI), representing approximately $60 million in incremental annualized revenue.

We entered into new or amended contracts to expand secure ground transportation services at seven ICE facilities, and the support services that GTI provides under our ICE air transportation subcontract continued to steadily increase.

In addition to the secure ground transportation services we have historically provided for the USMS, in 2025, we signed a new five-year contract with the agency covering 26 federal judicial districts and spanning 14 states.

At the state level, we were awarded two new managed-only contracts from the Florida Department of Corrections in 2025 for the 1,884-bed Graceville Facility and the 985-bed Bay Facility, which are scheduled to transition to GEO management on July 1, 2026 and have a combined annualized revenue value of approximately $100 million.

Our GEO Reentry Services division successfully renewed 29 residential reentry center contracts and 38 non-residential day reporting center contracts, and our GEO Continuum of Care® achieved 6.8 million hours of enhanced rehabilitation programming and 163,000 total program completions.

Of particular importance, in 2025, our wholly-owned subsidiary, BI Incorporated (BI) secured a new two-year contract for the Intensive Supervision and Appearance (ISAP) program following a competitive procurement process. ISAP is the only ICE program currently in place to provide electronic monitoring and case management services for individuals on the federal government's non-detained docket.

We believe this important contract award is a testament to the high-quality electronic monitoring and case management services BI has consistently delivered under the ISAP contract through a nationwide network of approximately 100 offices and close to 1,000 employees.

Finally, in December of 2025, BI was awarded a new two-year contract by ICE for the provision of skip tracing services, valued at up to $60 million in revenues per year.

Skip tracing entails enhanced location research primarily with identifiable information and commercial data verification to verify current address information and investigate alternative address information for individuals on the federal government's non-detained docket.

This two-year contract award follows an initial skip tracing pilot contract that BI successfully implemented during the fourth quarter of 2025.

FINANCIAL PERFORMANCE AND SHAREHOLDER RETURNS

The achievement of our operational and corporate milestones continues to support our financial success. For the full year 2025, we reported total revenues of $2.63 billion, Net Income of $254.3 million, Adjusted Net Income of $120.0 million, and Adjusted EBITDA of $464.4 million.

Our strong financial performance has allowed us to continue to strengthen our capital structure by reducing our total net debt and deleveraging our balance sheet.

These efforts were enhanced in 2025 with the successful sale of the Lawton, Oklahoma Facility for $312 million and the Hector Garza Facility in Texas for $10 million. We used approximately $60 million of the Lawton, Oklahoma Facility sale gain to purchase the 770-bed Western Region Detention Facility in downtown San Diego, California, which we have operated for the USMS for 25 years.

The sale of the Lawton, Oklahoma Facility was transformative in allowing GEO to significantly reduce our overall debt. We closed 2025 with approximately $1.65 billion in net debt.

We also began returning capital to shareholders through a share repurchase program that was initiated by our Board of Directors in August of 2025 and expanded to $500 million in November of 2025.

As of year-end 2025, we had repurchased approximately 5 million shares for approximately $91 million, bringing our total shares outstanding to approximately 136 million.

FUTURE GROWTH POTENTIAL

Over the past year, we have captured new growth opportunities that could generate up to approximately $520 million in annualized revenues, making it the most successful period for new business wins in our Company's history.

We expect the year ahead to be as active as 2025, and we believe we have upside potential across our diversified business segments.

We have approximately 6,000 idle high-security beds that remain available, which could generate approximately $300 million in annualized revenues at full occupancy.

We are also well positioned to continue to expand our delivery of electronic monitoring and case management services, as well as secure ground and air transportation services.

Our Board of Directors and senior management team remain focused on the disciplined allocation of capital to enhance long-term value for our shareholders.

With our strong financial performance, substantial reduction in our net debt, the intrinsic value of our assets, and future growth potential, we believe that our stock offers a very attractive investment opportunity.



George C. Zoley
Chairman, CEO, and Founder



BOARD OF DIRECTORS



GEORGE C. ZOLEY | CHAIRMAN, CEO, AND FOUNDER

Dr. Zoley was appointed Chairman and Chief Executive Officer of The GEO Group, Inc., effective March 1, 2026. Dr. Zoley previously served as Executive Chairman from July 2021 through February 2026, and has served as Chairman since 2002. He served as GEO's Vice Chairman from January 1997 to May 2002. Dr. Zoley served as GEO's Chief Executive Officer since the company went public in 1994 through June 2021. Prior to 1994, Dr. Zoley served as President and Director since GEO's incorporation in 1988. Dr. Zoley founded GEO in 1984 and continues to be a major factor in GEO's development of new business opportunities in the areas of correctional and detention management, community reentry, electronic monitoring, offender rehabilitation, and other diversified government services. Dr. Zoley also serves as a director of several business subsidiaries through which The GEO Group, Inc. conducts its operations worldwide. Dr. Zoley has bachelor's and master's degrees in Public Administration from Florida Atlantic University (FAU) and a Doctorate Degree in Public Administration from Nova Southeastern University (NSU). For seven years, Dr. Zoley served as a member of the Board of Trustees of Florida Atlantic University in Boca Raton, Florida, and previously served as Chairman of the Board of Trustees. Dr. Zoley was born in Florina, Greece and was the recipient of the Ellis Island Medal of Honor in 2002. As GEO's founder, his knowledge, experience, and leadership are invaluable to the operation and development of the company. His more than 40 years with the company make him uniquely qualified to be GEO's Chairman and Chief Executive Officer.

Areas of Expertise: • Company Founder • Strategic Leadership • Business Development • Government Contracting

JACK BREWER | LEAD INDEPENDENT DIRECTOR*
CHAIR, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
CHAIR, COMPENSATION COMMITTEE
CHAIR, CRIMINAL JUSTICE AND REHABILITATION COMMITTEE



Mr. Brewer has over 20 years of experience in leadership, business and consulting. Since 2001, Mr. Brewer has managed a portfolio of businesses, including an investment advisory firm, a hedge fund as well as a global sports management agency. Mr. Brewer leads global charity efforts delivering millions in emergency aid and providing programs to thousands living in extreme poverty in Africa and the Caribbean. Mr. Brewer also founded The Serving Institute, his Liberty University affiliated faith sports-based academy for at-risk youth in America. Mr. Brewer is an adjunct professor at Fordham Gabelli School of Business, where he teaches his business leadership and transition curriculum tailored to transitioning athletes as well as inmates in prison. In 2020, Mr. Brewer became the White House Appointee on the Congressional Commission for the Social Status of Black Men and Boys. Mr. Brewer was previously an NFL team captain for the Minnesota Vikings, New York Giants and Philadelphia Eagles. Mr. Brewer received a Bachelor of Science and Master's degree in Sports Management from the University of Minnesota. Mr. Brewer brings business leadership and educational experience working with individuals in transition, including inmates, to the Board of Directors. His experience in these areas and managing a portfolio of businesses, including an investment advisory firm, a hedge fund as well as global sports management agency will strengthen the Board of Directors' collective knowledge, capabilities and experience. He has served on GEO's Board of Directors since 2021.

Areas of Expertise: • Offender Rehabilitation • GEO Continuum of Care® • Executive Leadership Development • Criminal Justice & Human Rights Advocacy • Economic Development & Finance • International Crisis Response & Relief

*Applying NYSE Director Independence Standards



THOMAS C. BARTZOKIS, MD, FACC | INDEPENDENT DIRECTOR*
CHAIR, HEALTH SERVICES COMMITTEE

Dr. Bartzokis has over 30 years of experience in the medical field, specializing in cardiology. Dr. Bartzokis has served as Managing Member of Bartzokis, Rubenstein & Servoss, MD, PL, a cardiology medical practice, since 2011. Prior to that, Dr. Bartzokis served as a member of other medical practices from 1993 to 2011. Dr. Bartzokis received a Bachelor of Arts degree from Harvard University and a Medical Degree from Harvard Medical School. Dr. Bartzokis did his residency training at New England Deaconess Hospital and his post-graduate training at Stanford University Medical Center. Dr. Bartzokis brings extensive experience in the medical field to the Board of Directors. His expertise in the area will strengthen the Board of Directors' collective knowledge, capabilities and experience. He has served on GEO's Board of Directors since 2022.

Areas of Expertise: • Medical Management and Research • Leadership
• Clinical Medicine



DONNA A. KAURANEN | INDEPENDENT DIRECTOR*
CHAIR, AUDIT AND FINANCE COMMITTEE
CHAIR, CORPORATE PLANNING COMMITTEE

Ms. Kauranen is an accomplished senior executive with over 30 years' experience. Ms. Kauranen has served as the President of Arduin, Laffer & Moore Econometrics LLC, a consulting firm, since 2005. Ms. Kauranen has also served as Policy Advisor for the Alaska Legislature since 2023. She has previously advised several state governments on transition, finance and budgetary matters, including Florida, California, Illinois and Montana, most recently advising the Montana Governor-elect Transition in 2020 and the Alaska OMB Director in 2019. Ms. Kauranen received a Bachelor of Arts in Economics, Public Policy from Duke University. Ms. Kauranen brings extensive finance, public policy and state government experience to the Board of Directors. Her experience advising state governments on transition, finance and budgetary matters strengthens the Board of Directors' collective knowledge, capabilities and experience. She has served on GEO's Board of Directors since 2024.

Areas of Expertise: • Finance • Public Policy • State Government



SCOTT M. KERNAN | INDEPENDENT DIRECTOR*
CHAIR, OPERATIONS AND OVERSIGHT COMMITTEE

Mr. Kernan served as the Agency Secretary of the California Department of Corrections and Rehabilitation ("CDCR") from January 2016 until August 2018. Prior to that time, Mr. Kernan was appointed the Undersecretary of Operations of CDCR beginning in September 2008 and served in that position until retiring in October 2011. In March of 2015, Mr. Kernan returned to the Undersecretary position from his retirement at the request of California Governor Jerry Brown and worked in that capacity until January 2016. From October 2011 until March 2015, Mr. Kernan owned his own independent consulting firm that specialized in corrections and criminal justice. From March 2007 to September 2008, Mr. Kernan served as the Chief Deputy Secretary of Adult Operations of CDCR. Prior to that time, Mr. Kernan served as the Deputy Director of the Division of Adult Institutions of CDCR from May 2006 to March 2007. Mr. Kernan has over 40 years of experience in corrections. He has served on GEO's Board of Directors since 2018.

Areas of Expertise: • American Correctional Association (ACA) Standards
• Core Correctional Practices • Correctional Leadership

*Applying NYSE Director Independence Standards

BOARD OF DIRECTORS



LINDSAY L. KOREN | INDEPENDENT DIRECTOR*

CHAIR, HUMAN RIGHTS COMMITTEE

CHAIR, LEGAL STEERING COMMITTEE

Ms. Koren has served as Senior Vice President and General Counsel of Darden Restaurants since February 2026 and was previously Senior Vice President, Division General Counsel of Darden Restaurants, where she led the company's ethics and compliance program, privacy, and commercial law functions. She has been with Darden Restaurants since 2015. Ms. Koren served as a Senior Director for international compliance and an Assistant General Counsel at Walmart from January 2011 until early 2015. At Walmart, Ms. Koren advised the business on legal and compliance matters for Walmart's global business, operating in 26 countries. Ms. Koren also previously served as a trial attorney with the U.S. Department of Justice from 2004 to 2007, representing the government in appellate litigation matters, and as an attorney advisor to the Chief Immigration Judge. Ms. Koren brings extensive legal, compliance, including international compliance, immigration and appellate litigation experience to the Board of Directors. Her experience as a member of the general counsel's office of other companies strengthens the Board of Directors' collective knowledge, capabilities and experience. She has served on GEO's Board of Directors since 2022.

Areas of Expertise: • Corporate Law • Government Law and Public Policy • Ethics and Compliance



JULIE M. WOOD | INDEPENDENT DIRECTOR*

CHAIR, CYBER SECURITY AND ENVIRONMENTAL OVERSIGHT COMMITTEE

Ms. Wood is currently the Chief Executive Officer of Guidepost Solutions LLC ("Guidepost"), a company specializing in monitoring, compliance, international investigations and risk management solutions, after joining the organization in 2012 as president of its Compliance, Federal Practice and Software Solutions division. Prior to joining the private sector, Ms. Wood served as the Head of Immigration and Customs Enforcement ("ICE") for the Department of Homeland Security ("DHS") from January 2006 until November 2008. Ms. Wood's previous leadership positions in the federal government include Assistant Secretary for Export Enforcement at the Department of Commerce, Chief of Staff for the Criminal Division at the Department of Justice and Deputy Assistant Secretary at the Treasury Department. Ms. Wood served as an Assistant U.S. Attorney for the Eastern District of New York. Ms. Wood brings extensive federal government, legal and management experience to the Board of Directors. Her experience in the private sector, including in compliance and risk assessments, and her former government positions, including as Head of Immigration and Customs Enforcement, strengthens the Board of Directors' collective knowledge, capabilities and experience. She has served on GEO's Board of Directors since 2014.

Areas of Expertise: • U.S. Department of Homeland Security (DHS) • ICE • Performance-Based National Detention Standards (PBNDS)

*Applying NYSE Director Independence Standards

SENIOR OFFICERS*



George C. Zoley
Chairman, CEO, and Founder



Shayn P. March
Senior Vice President and
Chief Financial Officer



Scott Schipma
Senior Vice President,
General Counsel, and
Corporate Secretary



Paul Laird
Senior Vice President,
GEO Secure Services



David O. Meehan
Senior Vice President,
GEO Care



Richard K. Long
Senior Vice President,
Project Development



Matthew T. Albence
Senior Vice President,
Client Relations



Christopher D. Ryan
Senior Vice President,
Human Resources



Don Houston
Senior Vice President,
Health Services



Daniel Ragsdale
Senior Vice President,
Contract Administration
and Compliance

Senior Officers as of April 1, 2026.

GEO SECURE SERVICES

Established in 1984, GEO Secure Services oversees the delivery of support services for secure facilities and processing centers in the United States, Australia, and South Africa.

GEO's U.S. Secure Services division oversees 51 secure facilities providing support services on behalf of the USMS, ICE and four state correctional agencies.

The daily oversight of GEO's U.S. Secure Services facilities is coordinated from three regional offices located in Charlotte, North Carolina; San Antonio, Texas; and Los Angeles, California. Each regional operating structure is headed by a Regional Vice President who oversees approximately two dozen experts in security, medical, finance, contract compliance, human resources, and other support services.

This regional operating structure enables GEO to implement superior quality controls, develop personalized professional relationships, and ensure the delivery of a full complement of high-quality support services, including:

- **Secure custody services**
- **Food services**
- **Residential care**
- **Health and mental health care**
- **Facility management**
- **Physical plant maintenance**


EASTERN REGIONAL OFFICE, CHARLOTTE, NC


CENTRAL REGIONAL OFFICE, SAN ANTONIO, TX


WESTERN REGIONAL OFFICE, LOS ANGELES, CA




99.3%
AVERAGE ACA ACCREDITATION SCORE IN 2025

51
U.S. SECURE SERVICES FACILITIES

62,302
U.S. SECURE SERVICES BEDS



NORTH LAKE PROCESSING CENTER (MI)
1,800 BEDS



D. RAY JAMES PROCESSING CENTER (GA)
1,868 BEDS



ADELANTO ICE PROCESSING CENTER (CA)
1,940 BEDS

INTERNATIONAL SERVICES



FULHAM CORRECTIONAL CENTRE
922 BEDS



KUTAMA SINTHUMULE CORRECTIONAL CENTRE
3,024 BEDS



RAVENHALL CORRECTIONAL CENTRE
1,300 BEDS

GEO's International Services division provides support services for secure facilities on behalf of government agencies in Australia and South Africa, managing three secure facilities encompassing approximately 5,200 beds. In Australia, GEO also provides primary health services across 14 public prisons in the State of Victoria on behalf of the Department of Justice and Community Safety. In the United Kingdom, GEO provides secure transportation services through a joint-venture.

Through one wholly-owned subsidiary and two joint-venture companies, GEO's International Services division provides solutions that are fully customizable and tailored to each government agency's requirements and standards.





SOUTH AFRICAN CUSTODIAL MANAGEMENT,
JOHANNESBURG, SOUTH AFRICA





THE GEO GROUP AUSTRALIA,
SYDNEY, AUSTRALIA



GEOAMEY,
MANCHESTER, ENGLAND

SOUTH AFRICAN CUSTODIAL MANAGEMENT

Located in Johannesburg, South Africa, South African Custodial Management provides secure facility support services for the Department of Correctional Services at the 3,024-bed Kutama Sinthumule Correctional Centre.

THE GEO GROUP AUSTRALIA

Located in Sydney, Australia, The GEO Group Australia plays a key role in helping meet the need for correctional services in Australia. The GEO Group Australia provides support services at two secure facilities with approximately 2,200 beds, as well as health services at 14 public prisons in the State of Victoria.

GEO AMEY

Headquartered in Manchester, England, GEO's U.K. joint venture, GEOAmey, provides secure transportation and custody services. In England and Wales, GEOAmey provides services on behalf of the U.K. Ministry of Justice, and across Scotland, on behalf of the Scottish Prison Service and Criminal Justice Partners.

GEO TRANSPORT, INC.





GEOAMEY VAN



GEO's transportation subsidiary, GTI, provides secure transportation services to federal, state, and local government agencies. With the flexibility and resources to provide both ground and air transfer services, GTI helps government agencies meet their needs for secure transportation.

GTI employs approximately 1,000 licensed transportation officers and operates a fleet of approximately 700 customized, U.S. Department of Transportation-compliant vehicles. Additionally, GTI employs approximately 515 Air Operation Flight Officers who provide transportation security services. In 2025, GTI provided support services for approximately 4,200 flight missions.

GTI provides unmatched support services, including:

- **Strategically located transportation centers nationwide**

- **Proprietary GPS satellite tracking software (GEOTrack)**

- **Two-way communications, in-vehicle recording**

- **Continuous vehicle monitoring**

- **Constant communication link with all service vehicles**

- **Ground support to book and re-route vehicles**



~19.3 Million+
MILES DRIVEN
WORLDWIDE IN 2025
(Including GEOAmey/UK)

700
SPECIAL SECURE
USDOT
COMPLIANT VEHICLES
GPS Satellite Tracking on all vehicles

GTI Transporters

GEO CARE

6,431
RESIDENTIAL REENTRY BEDS

96
NON-RESIDENTIAL CENTERS

35
IN-PRISON TREATMENT SITES

276,000
DAILY INDIVIDUALS UNDER CARE



GEO Care
CHANGING BEHAVIOR | CHANGING LIVES

GEO Care provides flexible solutions that increase accountability, enhance public safety, reduce recidivism, and contain costs. As the leader in programming, technology, and innovation, GEO Care delivers high-quality and effective programs to rehabilitate, treat, and supervise individuals in community corrections. Services are provided through the GEO Continuum of Care®, in-custody treatment programs, residential and non-residential reentry centers, and electronic monitoring and supervision services.

GEO Reentry Services
REENTRY PROGRAMS THAT CHANGE LIVES

GEO Reentry Services designs and delivers comprehensive programs tailored to meet individual participant's risks and needs. At the foundation of our approach is cognitive behavioral programming designed to address criminogenic needs (key life areas) of those we serve. This approach equips individuals with essential life skills and coping mechanisms crucial for successful community reintegration, thereby reducing the likelihood of recidivism.



GEO Reentry delivers in-custody treatment services at state prisons and county jails, including validated assessments, case management services, evidence-based programming, and transitional planning. Through structured programming, initiated prior to release, individuals receive consistent support designed to accelerate positive behavioral changes and reduce recidivism, leading to successful community reintegration.



GEO Reentry has been entrusted by some of the largest U.S. correctional agencies to operate community-based residential facilities. We combine our extensive experience operating secure facilities with our knowledge of evidence-based practices, case management, and treatment to enhance the individual's transition and help them navigate the challenges of reentry.



Changing Behavior, Changing Lives

GEO Reentry also operates full-service non-residential reentry centers, serving justice-involved individuals residing in the community. Diverting or releasing individuals early to a non-residential center reduces prison and jail populations, resulting in significant capital and operational cost savings. Through the delivery of highly structured evidence-based programming and treatment, GEO Reentry helps individuals change their behavior and successfully transition back into the community.









GEO
CONTINUUM OF CARE





The GEO Continuum of Care® – an award-winning initiative we began in 2015 – provides enhanced in-custody rehabilitation programming, including cognitive behavioral treatment, integrated with post-release support services. This evidence-based treatment model begins with individualized risks and needs assessments and offers programs designed to address the specific needs of each participant based on their assessments.

FACILITATING TRANSITION: GEO'S POST-RELEASE SUPPORT SERVICES

Approximately 95 percent of all individuals released from prison return to their communities. GEO's Post-Release Support Services provide case management, develop and maintain community partnerships, and coordinate and distribute transitional resources based on individual need.

These measures are aimed at reducing recidivism rates, as well as increasing public safety, reducing victimization, and improving the quality of life for released individuals upon returning to their communities.

GEO understands the value of providing second chances to those impacted by the Criminal Justice System and continues to demonstrate this through our hiring practices. The GEO Continuum of Care® Post Release Call Center is over 75% staffed with returning citizens who have previously been incarcerated.

2025 POST-RELEASE SUPPORT FUNDING



- Housing
- Employment/Education
- Transportation
- Food Assistance
- Clothing
- Treatment

> GEO allocated approximately **$1.6M** in annual funding in 2025 to assist those released from custody



4% $55K
4% $70K
4% $73K
13% $201K
52% $823K
23% $356K

In addition to extended case management, education, training, and related services, GEO allocated **approximately $1.6 million** in company funding during 2025 to assist those released from custody in obtaining such necessities as: **housing (52%); employment/education (23%); transportation (13%); food (4%); clothing (4%); and treatment services (4%).**



VOCATIONAL PARTNER, SKILL BUILDERS SOLUTIONS, WITH POST-RELEASE PARTICIPANT

2023-2025 GEO
CONTINUUM OF CARE HIGHLIGHTS (COC)

POPULATION	2025	2024	2023
Total Eligible Population	60,223	64,113	55,694
Total Program Participants	36,119	36,109	21,323

PARTICIPATION			
Total Programming Hours Completed	6,814,000	6,756,000	4,623,564
Total Programming Completions	173,517	125,147	94,868
Behavioral Program Completions	62,134	59,942	46,201
Individual Cognitive Behavioral Treatment Sessions Completed	51,217	43,112	36,309
Average Daily Vocational Attendance	7,113	6,004	5,112
Average Daily Academics Attendance	4,982	4,976	4,729
Average Daily Substance Abuse Treatment Attendance	9,010	9,002	7,113
Total Substance Abuse Treatment Completions	9,311	9,309	8,147
Total Vocational Completions	9,801	9,714	9,234
Total High School Equivalencies Issued	3,159	3,070	3,124
Average Program Participation Hours per Participant	188	480	217

POST-RELEASE SUPPORT SERVICES SUMMARY			
Total Post-Release Participants	3,625	3,336	3,166
Community-Based Participants	2,205	1,740	1,979
Participants Pending Release	1,420	1,596	1,187
Employed/Students	1,061	874	739

STAFF DEVELOPMENT			
Total Annual Trainings	17,619	17,434	12,879
Total Staff Training Hours	304,147	304,135	270,459

ELECTRONIC MONITORING & SUPERVISION

STRENGTHENING COMMUNITIES THROUGH INNOVATION

Established in 1978, BI is a wholly owned subsidiary of The GEO Group. For more than 45 years, BI has delivered innovative electronic monitoring technologies and case management services, offering a reliable, safe, and cost-effective way to monitor individuals as they live and work in the community.

Our unwavering commitment to innovation is the cornerstone of our mission to support community corrections. BI heavily invests in research and development to create future-ready products that not only meet current needs, but also anticipate the
challenges of tomorrow.

Our continuum is backed by experienced customer support and training teams—unparalleled in the industry—and easy-to-use software that makes using our solutions a productive experience.

BI proudly designs, engineers, and manufactures 200,000+ electronic monitoring units annually in Boulder, Colorado and employs more than 1,100 highly trained employees nationally, including technicians, hardware and software engineers, assembly professionals, and call center representatives.

BI offers government agencies a full array of compliance and tech-forward technologies and services, including:

- Wrist- and ankle-worn location tracking technology
- Mobile app and web-based monitoring options designed to enhance supervision
- Court admissible, breath alcohol and transdermal detection devices to test and report sobriety
- Radio frequency solutions, ideal for monitoring curfew compliance
- High-touch 24/7 administrative call center services



BI INCORPORATED HEADQUARTERS
BOULDER, CO





Made in America

+200,000
DEVICES MANUFACTURED ANNUALLY IN COLORADO

+1,100
U.S. EMPLOYEES





BI

BI SmartLINK® Mobile App









Proximity Alert Client's GPS Device is within 500...
5 miles
Call 911
Call Agency

BI Notifi®

12:29
May 15, 2024
100%

BI VeriWatch®

BI TotalAccess Monitoring Software











BI HomeGuard® 20|20

BI TAD®

BI LOC8® XT

2025 FINANCIAL HIGHLIGHTS

$2.63 Billion
FY2025 Total Revenue

$254.3 Million
FY2025 Net Income

$120.0 Million
FY2025 Adjusted Net Income*

$464.4 Million
FY2025 Adjusted EBITDA*

$1.65 Billion
FY2025 Net Debt*

3.54x Adjusted EBITDA
FY2025 Net Leverage*

FINANCIAL OVERVIEW

Comparison Of Five-Year Cumulative Total Return

Comparison of Five-Year Cumulative Total Return† for The GEO Group, Inc. and the Russell 2000, the S&P 500 Commercial Services and Supplies, and the MSCI U.S. REIT Indexes.
(Performance through December 31, 2025)



Date	The GEO Group, Inc.	Russell 2000	S&P 500 Commercial Services and Supplies	MSCI U.S. REIT Index
Dec-31-20	$100.00	$100.00	$100.00	$100.00
Dec-31-21	$90.08	$113.69	$129.09	$138.77
Dec-31-22	$127.27	$89.18	$115.45	$100.84
Dec-31-23	$125.87	$102.64	$137.53	$109.87
Dec-31-24	$325.20	$112.81	$160.69	$114.92
Dec-31-25	**$187.36**	**$125.68**	**$150.78**	**$113.59**

Assumes $100 invested on December 31, 2020 in The GEO Group, Inc. common stock and the respective Indexes.
†Total return assumes reinvestment of dividends.

(In thousands, except per share data)	FY2025	FY2024	FY2023
Total Revenues	**$2,631,549**	$2,423,702	$2,413,167
Net Income	**$254,306**	$31,896	$107,183
Net Income Attributable to The GEO Group	**$254,372**	$31,966	$107,325
Adjusted Net Income*	**$120,092**	$100,974	$117,471
Adjusted EBITDA*	**$464,418**	$463,489	$507,177
Net Income Attributable To GEO per Diluted Share	**$0.23**	$0.22	$0.72
Total Assets	**$3,847,236**	$3,632,080	$3,696,406
Shareholders' Equity	**$1,504,134**	$1,333,414	$1,290,314
Diluted Weighted Average Common Shares Outstanding	**139,723**	134,064	123,698

*This annual report contains certain non-GAAP measures. Please refer to GEO's Fourth Quarter and Full Year 2025 Supplemental Disclosure published on February 12, 2026 for a description of such non-GAAP measures and a reconciliation of such non-GAAP measures to their most comparable GAAP measures.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the symbol "GEO." As of February 23, 2026, we had 519 shareholders of record. Shareholders of record does not include shareholders who own shares held in "street name."

In connection with terminating GEO's REIT status in 2021, the Board also voted unanimously to discontinue our quarterly dividend payments and prioritize allocating GEO's free cash flow to reduce debt. While we do not currently anticipate paying cash dividends, once we achieve our stated debt and leverage reduction goals, we expect to explore options to return capital to our shareholders, which may include the payment of dividends. Any future determination to pay dividends will be made at the discretion of our Board, subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

Performance Graph

The following performance graph compares the performance of our common stock to the Russell 2000, the S&P 500 Commercial Services and Supplies Index, and the MSCI U.S. REIT Index and is provided in accordance with Item 201(e) of Regulation S-K.

Comparison of Five-Year Cumulative Total Return*
The GEO Group, Inc., Russell 2000,
S&P 500 Commercial Services and Supplies Index
and MSCI U.S. REIT Index
(Performance through December 31, 2025)



	The GEO Group, Inc.	Russell 2000	S&P 500 Commercial Services & Supplies	MSCI U.S. REIT Index
December 31, 2020	$ 100.00	$ 100.00	$ 100.00	$ 100.00
December 31, 2021	$ 90.08	$ 113.69	$ 129.09	$ 138.77
December 31, 2022	$ 127.27	$ 89.18	$ 115.45	$ 100.84
December 31, 2023	$ 125.87	$ 102.64	$ 137.53	$ 109.87
December 31, 2024	$ 325.20	$ 112.81	$ 160.69	$ 114.92
December 31, 2025	$ 187.36	$ 125.68	$ 150.78	$ 113.59

Assumes $100 invested on December 31, 2020 in our common stock and the respective Index.

* Total return assumes reinvestment of dividends.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2025 to October 31, 2025	—	$ —	—	$ —
November 1, 2025 to November 30, 2025	508,831	$ 15.13	508,831	$ 450,816
December 1, 2025 to December 31, 2025	2,463,842	$ 16.77	2,463,842	$ 409,418
Total	2,972,673		2,972,673	

(1) On August 4, 2025, our Board of Directors authorized a stock buyback program authorizing us to repurchase up to $300 million of our shares of common stock effective through June 30,2028. As of December 31, 2025, we have repurchased 4,939,452 of our common shares at an aggregate cost of $91.0 million, or an average price of $18.04. On November 4, 2025, our Board of Directors increased the authorization under our share buyback program to $500 million shares of common stock and extended the expiration date to December 31, 2029.

Item 6.   *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described above under "Item 1A. Risk Factors," and "Forward-Looking Statements - Safe Harbor" below. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and are incorporated herein by reference.

We specialize in the ownership, leasing and management of secure, reentry facilities and processing centers and the provision of community-based services in the United States, Australia and South Africa. We own, lease and operate a broad range of secure facilities including maximum, medium and minimum-security facilities, processing centers, and community-based reentry facilities. We offer counseling, education and/or treatment for alcohol and drug abuse problems at most of the domestic facilities we manage. We are also a provider of innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. Additionally, we have a contract with ICE to provide supervision and reporting services designed to improve the participation of non-detained aliens in the immigration court system. We develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. We also provide secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through our joint venture GEOAmey.

As of December 31, 2025, our worldwide operations included the management and/or ownership of approximately 75,000 beds at 95 correctional, detention and reentry facilities, including idle facilities, and also included the provision of servicing individuals in a community-based environment on behalf of federal, state and local correctional agencies located throughout the country.

For the years ended December 31, 2025 and 2024, we had consolidated revenues of $2.6 billion and $2.4 billion, respectively and we maintained an average company-wide facility occupancy rate of 89.2% including 68,157 active beds and excluding 6,646 idle beds for the year ended December 31, 2025, and 87.2% including 67,604 active beds and excluding 11,675 idle beds for the year ended December 31, 2024.

Critical Accounting Policies and Estimates

The consolidated financial statements in this report are prepared in conformity with U.S. generally accepted accounting principles, or GAAP. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 1 – Summary of Business Organization, Operations and Significant Accounting Policies of the notes to the audited consolidated financial statements contained in Part II, Item 8 of this Annual Report on Form 10-K. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Idle Facilities/Asset Impairments

The following table summarizes our idled facilities as of December 31, 2025 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity (beds)	Reentry Services Design Capacity (beds)	Secure Services Net Carrying Value December 31, 2025	Reentry Services Net Carrying Value December 31, 2025	Total Net Carrying Value December 31, 2025
Rivers Correctional Facility	2021	1,320	-	35,969	-	35,969
Big Spring Correctional Facility	2021	924	-	32,005	-	32,005
Flightline Correctional Facility	2021	1,452	-	39,761	-	39,761
McFarland Female Community Reentry Facility	2020	300	-	10,481	-	10,481
Cheyenne Mountain Recovery Center	2020	700	-	17,314	-	17,314
Lea County Correctional Facility	2025	1,200	—	45,412	—	45,412
Philadelphia Residential [1]	2024	-	400	-	6,032	6,032
Coleman Hall [1]	2017	-	350	-	5,531	5,531
Total		5,896	750	$ 180,942	$ 11,563	$ 192,505

[1] We had entered into a purchase and sale agreement in the second quarter of 2024 for these facilities that was less than the net carrying values. As such, we recorded a total impairment loss for both facilities of approximately $2.3 million during the second quarter of 2024 which is included in gain (loss) on asset divestitures/impairment in the accompanying consolidated statements of operations. The purchase and sale agreement was later terminated. There was no indication of impairment related to our idle facilities during the year ended December 31, 2025 or 2023.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, we perform a recoverability test to determine whether or not an impairment loss should be measured.

We test idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. Our probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. We perform the impairment analysis on an annual basis for each of the idle facilities, or more frequently if needed, and take into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in our most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact our ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities we own, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of our idle facilities, at amounts that are less than their carrying value could also cause us to reconsider the assumptions used in the most recent impairment analysis. We have identified marketing prospects to utilize each of the remaining currently idled facilities and have determined that no current impairment exists. However, we can provide no assurance that we will be able to secure management contracts to utilize our idle facilities, or that we will not incur impairment charges in the future. In all cases, the undiscounted cash flows in our analysis as of December 31, 2025, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded.

Reserves for Insurance Losses

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in our care or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed. It is our general practice to bring merged or acquired companies into our corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance our risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as the option of procuring insurance policies for its excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

We currently maintain a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services through commercial and captive policies. We have a professional liability insurance program with a specific loss limit of $45.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. We are uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, we carry substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.3 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of our facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent us from insuring some of our facilities to full replacement value.

Of the insurance policies discussed above, our most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $67.3 million and $56.9 million as of December 31, 2025 and 2024, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. We use statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, we consider such factors as historical frequency and severity of claims at each of our facilities, claim development, payment patterns and changes in the nature of our business, among other factors. Such factors are analyzed for each of our business segments. Our estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. We also may experience variability between our estimates and the actual settlement due to limitations inherent in the estimation process, including our ability to estimate costs of processing and settling claims in a timely manner as well as our ability to accurately estimate our exposure at the onset of a claim. Because we have high deductible insurance policies, the amount of our insurance expense is dependent on our ability to control our claims experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition, results of operations and cash flows could be materially adversely impacted.

With respect to operations in South Africa and Australia, we utilize locally-procured insurance to meet contractual insurance requirements and protect us.

Recent Accounting Pronouncements

The following accounting standard was adopted in the current period:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 focuses on the tax rate reconciliation and income taxes paid disclosure in the Provision for Income Taxes. ASU No. 2023-09 requires a public business entity (PBE) to annually disclose a tabular rate reconciliation using both percentages and currency amounts. The tabular information is to be broken out into specified categories. Information provided under the specified categories may need to be further broken out by nature and jurisdiction to the extent those items exceed a specified threshold, generally 5% of the federal tax amount. In addition, entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign, with further disaggregation by jurisdiction, if the amount is at least 5% of total income tax paid, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. Entities may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ended December 31, 2025, and continuing to provide the pre-ASU disclosures for the prior periods. Alternatively, entities may apply ASU 2023-09 retrospectively by providing the revised disclosures for all periods presented. We adopted this ASU prospectively for the period ended December 31, 2025, which impacted our disclosures with no impact to our financial condition and results of operations. Refer to Note 15 - Income Taxes of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

The following accounting standards will be adopted in future periods:

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Topic 350-40): Targeted Improvements to the Accounting for Internal-Use Software". This amendment modernizes and makes targeted improvements to the accounting for software costs found under Topic 350-40, effective for fiscal years and interim periods beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of adopting this standard on our consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The ASU is effective for the Registrants for annual and interim periods beginning after December 15, 2025. The guidance should be applied on a prospective basis. Early adoption is permitted. We are currently assessing the impact of this standard on our Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. We expect this ASU will impact only our disclosures and not our financial condition and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on our results of operations or financial position.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those described under "Item 1A. Risk Factors" and those included in other portions of this report.

2025 versus 2024

Revenues

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,827,000	69.4%	$1,604,386	66.2%	$ 222,614	13.9%
Electronic Monitoring and Supervision Services	320,919	12.2%	332,826	13.7%	(11,907)	(3.6)%
Reentry Services	286,521	10.9%	277,566	11.5%	8,955	3.2%
International Services	197,109	7.5%	208,924	8.6%	(11,815)	(5.7)%
Total	$2,631,549	100.0%	$2,423,702	100.0%	$ 207,847	8.6%

U.S. Secure Services

Revenues for U.S. Secure Services increased by $222.6 million in 2025 compared to 2024 due to aggregate net increases of $152.4 million related to the activations of our new contracts at our company-owned Delaney Hall, North Lake and D. Ray James facilities as well as our managed-only contract at the North Florida Detention Center and new transportation contracts. We also experienced an aggregate net increase of $121.3 million due to increases in occupancies, transportation services, rates and/or per diem amounts in connection with contract modifications. Partially offsetting these increases were decreases of approximately $51.1 million related to contract terminations.

The number of compensated mandays in U.S. Secure Services facilities was approximately 17.2 million in 2025 and 16.6 million in 2024. We experienced an aggregate net increase of approximately 600,000 mandays as a result of contract activations and increases in occupancies discussed above. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. Secure Services facilities was 88.7% and 86.6% of capacity in 2025 and 2024, respectively, excluding idle facilities.

Electronic Monitoring and Supervision Services

Revenues for Electronic Monitoring and Supervision Services decreased by $11.9 million in 2025 compared to 2024 primarily due to decreases in average participant counts under the Intensive Supervision and Appearance Program ("ISAP").

Reentry Services

Revenues for Reentry Services increased by $9.0 million in 2025 compared to 2024 primarily due to increases of $6.9 million due to new day reporting center contracts. We also experienced a net aggregate increase of $5.4 million primarily related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals. Partially offsetting these increases were decreases of $3.3 million due to contract terminations.

International Services

Revenues for International Services decreased by $11.8 million in 2025 compared to 2024. We experienced a net decrease of $14.6 million primarily due to the transition of our managed-only contract for the Junee Correctional Centre in Australia to the government effective March 31, 2025. Partially offsetting this decrease was an increase due to foreign exchange rate fluctuations of $2.8 million.

Operating Expenses

	2025	% of Segment Revenues	2024	% of Segment Revenues	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,407,622	77.0%	$1,215,784	75.8%	$ 191,838	15.8%
Electronic Monitoring and Supervision Services	170,522	53.1%	160,948	48.4%	9,574	5.9%
Reentry Services	212,123	74.0%	205,650	74.1%	6,473	3.1%
International Services	178,214	90.4%	192,097	91.9%	(13,883)	(7.2)%
Total	$1,968,481		$1,774,479		$ 194,002	10.9%

Operating expenses consist of those expenses incurred in the operation and management of our U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services segments.

U.S. Secure Services

Operating expenses for U.S. Secure Services increased by $191.8 million in 2025 compared to 2024 primarily due to aggregate net increases of $138.3 million in connection with labor and medical costs, transportation services, increased occupancies and additional staffing and training costs we continue to incur in preparation of expected future growth. We also experienced an increase of approximately $93.4 million related to the activations of our new contracts at our company-owned Delaney Hall, North Lake and D. Ray James facilities as well as our managed-only contract at the North Florida Detention Center and new transportation contracts. Partially offsetting these increases were decreases of approximately $39.9 million related to contract terminations.

Electronic Monitoring and Supervision Services

Operating expenses for Electronic Monitoring and Supervision Services increased by $9.6 million in 2025 compared to 2024 primarily due to an increase in fixed costs related to our conversion to a cloud based data platform and employee severance costs as part of our efficiency initiative.

Reentry Services

Operating expenses for Reentry Services increased by $6.5 million during 2025 compared to 2024 primarily due an increase of $5.7 million due to new day reporting center contracts. We also experienced an aggregate net increase of 9.1 million related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals and the associated variable costs. Partially offsetting these increases were decreases of $8.3 million due to contract terminations.

International Services

Operating expenses for International Services decreased in 2025 compared to 2024 by $13.9 million. We experienced a net decrease of $10.8 million primarily due to the transition of our managed-only contract for the Junee Correctional Centre in Australia to the government effective March 31, 2025. We also experienced a decrease of $3.1 million related to foreign exchange rate fluctuations.

Depreciation and Amortization

	2025	% of Segment Revenue	2024	% of Segment Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$ 90,823	5.0%	$ 85,685	5.3%	$ 5,138	6.0%
Electronic Monitoring and Supervision Services	25,411	7.9%	24,523	7.4%	888	3.6%
Reentry Services	13,405	4.7%	13,619	4.9%	(214)	(1.6)%
International Services	2,400	1.2%	2,393	1.1%	7	0.3%
Total	$ 132,039	5.0%	$ 126,220	5.2%	$ 5,819	4.6%

U.S. Secure Services

U.S. Secure Services depreciation and amortization expense increased in 2025 compared to 2024 primarily due to renovations at certain of our company-owned and leased facilities as well as the impact of our purchase of the Western Region Detention Center offset by the sale of our company-owned Lawton Correctional Facility in July 2025.

Electronic Monitoring and Supervision Services

Depreciation and amortization expense increased in 2025 compared to 2024 primarily due to renovations at certain of our leased centers.

Reentry Services

Reentry Services depreciation and amortization expense decreased in 2025 compared to 2024 primarily due to certain assets becoming fully depreciated and/or amortized as well as certain asset dispositions at our company-owned centers.

International Services

Depreciation and amortization expense was relatively consistent in 2025 compared to 2024.

Other Unallocated Operating Expenses

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
General and Administrative Expenses	$ 235,939	9.0%	$ 213,028	8.8%	$ 22,911	10.8%

General and administrative expenses comprise substantially all of our other unallocated operating expenses which primarily includes, corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses increased by $22.9 million in 2025 compared to 2024 primarily due to the reorganization of our senior management team at the end of 2024, other employee restructuring expenses in 2025, higher employee related benefit costs and support for the revenue growth from our new contract awards.

Contingent Litigation Reserve

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Contingent Liability Reserve	$ 37,600	1.4%	$ —	(—)%	$ 37,600	100.0%

During 2025, we incurred a non-cash contingent litigation reserve of $37.6 million in connection with a legal case in the State of Washington, Nwauzor v. GEO Group. Refer to Note 16 - Commitments, Contingencies and Other Matters of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Non-Operating Income and Expense

Interest Income and Interest Expense

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Interest Income	$ 9,076	0.3%	$ 8,787	0.4%	$ 289	3.3%
Interest Expense	$ 160,521	6.1%	$ 190,624	7.9%	$ (30,103)	(15.8)%

Interest income increased in 2025 compared to 2024 primarily due to the effect of foreign exchange rate fluctuations.

Interest expense decreased by $30.1 million in 2025 compared to 2024 primarily due to our Senior Notes Offering and new Term Loan under our new credit agreement that closed on April 18, 2024 which resulted in overall lower interest expense due to lower interest rates. We also retired the majority of our 6.50% Exchangeable Senior Notes due 2026 during 2024 and had lower overall principal balances in 2025 compared to 2024. Additionally, on July 14, 2025, we amended our Credit Agreement which increased our borrowing capacity and lowered the applicable interest rate. Lastly, we paid off our Term Loan under the credit agreement in July 2025. Refer to Note 11 - Debt of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Loss on Extinguishment of Debt

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Loss on Extinguishment of Debt	$ 8,446	0.3%	$ 86,637	3.6%	$ (78,191)	(90.3)%

During 2025, we paid off our Term Loan under our Credit Agreement. In connection with the repayment, we wrote off the related deferred financing costs and paid call premiums. During 2024, we completed a Senior Note Offering which resulted in a loss on extinguishment of debt of approximately $86.6 million which consisted of the write-off of existing deferred financing costs and net discounts/premiums and the payment of call premiums. Refer to Note 11- Debt of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Other Income

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Other Income	$ 5,514	0.2%	$ —	0.0%	$ 5,514	100.0%

In 2025, we received an aggregate of $5.5 million under the Employee Retention Tax Credit provisions of the CARES Act. This amount was recognized as other income in the consolidated financial statements.

Net Gain (Loss) on Asset Divestitures/Impairment

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Net Gain (Loss) on Asset Divestitures/Impairment	$ 232,381	8.8%	$ (2,907)	(0.1)%	$ 235,288	(8,093.8)%

During 2025, we experienced a gain on asset divestitures of approximately $232.4 million related to the sale of our company-owned 2,388-bed Lawton Correctional Facility located in Lawton Oklahoma to the State of Oklahoma. Also included in the gain is the sale of our company-owned and previously idled 139-bed Hector Garza Center in San Antonio, Texas. During 2024, we experienced an impairment loss of approximately $2.3 million related to two of our Company-owned facilities. We also donated a parcel of undeveloped land in Kern County, California which resulted in a loss on asset divestiture of approximately $0.6 million.

Provision for Income Taxes

	2025	Effective Rate	2024	Effective Rate	$ Change	% Change
			(Dollars in thousands)			
Provision for Income Taxes	$ 85,720	25.6%	$ 9,401	24.4%	$ 76,319	811.8%

The provision for income taxes in 2025 increased compared to 2024 along with the effective tax rate. In 2025 and 2024, there was a $53.4 million net discrete tax expense and $4.8 million net discrete tax benefit, respectively. Included in the provision for income taxes in 2025 and 2024 was a $3.2 million discrete tax benefit and a $1.1 million discrete tax benefit related to stock compensation that vested during the respective periods. Also included in the provision for income taxes in 2025 was a $56.6 million discrete tax expense related to the sale of our Lawton Facility and in the provision for income taxes in 2024 was a $3.5 million discrete tax benefit from the interest deduction related to GEO shares issued to the holders of our 6.50% Exchangeable Senior Notes due 2026 that participated in private exchange transactions. We estimate our 2026 annual effective tax rate to be in the range of 28% to 30%, exclusive of any discrete items.

Equity in Earnings of Affiliates

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Equity in Earnings of Affiliates	$ 4,532	0.2%	$ 2,703	0.1%	$ 1,829	67.7%

Equity in earnings of affiliates, presented net of income taxes, represents the earnings of SACS and GEOAmey in the aggregate. Equity in earnings of affiliates in 2025 compared to 2024 increased primarily due to favorable performance at SACS and GEOAmey.

Financial Condition

Capital Requirements

Our current cash requirements consist of amounts needed for working capital, debt service, supply purchases, investments in joint ventures, and capital expenditures related to either the development of new secure, processing and reentry facilities, or the maintenance of existing facilities. In addition, some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Generally, these initial expenditures are subsequently fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. Additional capital needs may also arise in the future with respect to possible acquisitions, other corporate transactions or other corporate purposes.

As of December 31, 2025, we were developing a number of contractually committed projects that we estimate will cost approximately $90.5 million, of which $58.5 million was spent through December 31, 2025. We estimate our remaining contractually committed capital requirements to be approximately $32.0 million. These projects are expected to be completed through 2026.

We plan to fund all of our capital needs, including capital expenditures, from cash on hand, cash from operations, borrowings under our Credit Agreement and any other financings which our management and Board, in their discretion, may consummate. Currently, our primary source of liquidity to meet these requirements is cash flow from operations and borrowings under our Credit Agreement. We completed our annual budgeting process, and for 2026, we will continue to strategically manage our capital expenditures to maintain both short and long term financial objectives. Additionally, we may from time to time pursue transactions for the potential sale of additional assets and businesses and/or other strategic transactions including potential acquisitions. Our management believes that cash on hand, cash flows from operations and availability under our Credit Agreement will be adequate to support our capital requirements for 2026 as disclosed under "Capital Requirements" above.

Liquidity and Capital Resources

Senior Notes Offering and Credit Agreement

On April 18, 2024, we announced the closing of our previously announced private offering of $1.275 billion aggregate principal amount of senior notes, comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 and $625.0 million aggregate principal amount of 10.250% senior notes due 2031.

We also entered into a credit agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility and the commitments thereunder, and a first-lien senior secured term loan facility. The aggregate principal amount of revolving credit commitments under the senior revolving credit facility was originally $310 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the senior secured term loan facility was originally $450.0 million.

We used the net proceeds of the senior notes offering, borrowings under the new term loan, and cash on hand to refinance approximately $1.5 billion of existing indebtedness at that time, including to fund the repurchase, redemption or other discharge of our existing Tranche 1 Term Loan and Tranche 2 Term Loan under our prior senior credit facility, the 9.50% senior second lien secured notes due 2028, the 10.50% senior second lien secured notes due 2028, and the 6.00% senior notes due 2026, to pay related premiums, transaction fees and expenses, and for general corporate purposes of the Company.

With these transactions, as well as the private exchange transactions involving our 6.50% Exchangeable Notes due 2026 discussed below, we have been able to push out substantially all of our debt maturities to 2029 and 2031.

On July 14, 2025, we entered into a First Amendment to Credit Agreement (the "Amendment") which amended our Credit Agreement dated as of April 18, 2024. The Amendment increased our Revolving Credit Facility (the "Revolver") commitments from $310 million to $450 million and extends the Revolver's maturity from April 15, 2029 to July 14, 2030. The Amendment also lowered the applicable interest rates based on the total leverage ratio for loans using the Alternate Base Rate and loans using the Secured Overnight Financing Rate ("SOFR") by 0.50%. Prior to the closing of the Amendment, we repaid $132 million of the Term Loan B outstanding under the Credit Agreement. Subsequently, as a result of an asset sale of one of our owned facilities, we repaid the remaining balance of the Term Loans under the Credit Agreement.

On November 13, 2025, the Company entered into a Second Amendment to Credit Agreement (the "Amendment"), by and among each of GEO and GEO Corrections Holdings, Inc., as the Borrowers, the guarantors named therein, Citizens Bank, N.A., as administrative agent, and the lenders party thereto. The Amendment effectively removes the 3.00 to 1.00 total leverage ratio hurdle from one-half of the $150.0 million general carve-out to the Credit Agreement's restricted payments negative covenant.

On January 20, 2026, we entered into a Third Amendment to Credit Agreement (the "Amendment"). The Amendment increased the revolving credit facility commitments from $450 million to $550 million. The Amendment decreased the Incremental Amount (as defined in the Amendment) from $250 million to $150 million that we may request in the future in additional term loans, incremental equivalent debt or an increase to the revolving credit facility commitments, subject to the satisfaction of the applicable conditions in the Amendment and the credit agreement.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, our wholly owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of Convertible Notes. The Convertible Notes were scheduled to mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bore interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the Convertible Notes was payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders were able to exchange the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders were able to exchange their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, we would pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock.

Upon conversion, we would pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate was 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate was subject to adjustment in certain events. If we had undergone a fundamental change, holders could have required GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

During 2024, we retired $229.9 million in aggregate principal amount of our outstanding 6.50% Exchangeable Senior Notes as a result of private exchange transactions with an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million, using a combination of the net proceeds from the Senior Notes Offering and cash on hand, and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, we issued 4,209,847 shares that were in treasury. During the first quarter of 2025, we entered into the last repurchase transaction that resulted in the retirement of the remaining principal balance.

We consider opportunities for future business and/or asset acquisitions or dispositions as we deem appropriate when market conditions present opportunities. If we are successful in our pursuit of any new projects or acquisitions, our cash on hand, cash flows from operations and borrowings under the new Credit Agreement may not provide sufficient liquidity to meet our capital needs and we could be forced to seek additional financing or refinance our existing indebtedness. There can be no assurance that any such financing or refinancing would be available to us on terms equal to or more favorable than our current financing terms, or at all. In the future, our access to capital and ability to compete for future capital-intensive projects will also be dependent upon, among other things, our ability to meet certain financial covenants in the indenture governing the Secured Notes, the indenture governing the Unsecured Notes and our Credit Agreement. A substantial decline in our financial performance could limit our access to capital pursuant to these covenants and have a material adverse effect on our liquidity and capital resources and, as a result, on our financial condition and results of operations. In addition to these foregoing potential constraints on our capital, a number of state government agencies have been suffering from budget deficits and liquidity issues. Also, the federal government has been experiencing delays in paying GEO under its contracts as a result of the prior government shutdown and we could experience further delays if there were to be another government shutdown. While we were in compliance with our debt covenants as of December 31, 2025, and we expect to continue to be in compliance with our debt covenants, if these constraints were to intensify, our liquidity could be materially adversely impacted as could our ability to remain in compliance with these debt covenants.

GEO's Secured Notes and Unsecured Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis (except on a senior secured basis in the case of the Secured Notes) by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Share Repurchase Program

On August 4, 2025, our Board of Directors ("Board") authorized and approved a Share Repurchase Program covering the repurchase of up to $300 million of shares of our common stock through an expiration date of June 30, 2028. Repurchases of our common stock will be made in accordance with applicable securities laws and may be made at senior management's discretion from time to time in the open market, by block purchase, through privately negotiated transactions, pursuant to a trading plan, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The authorization for the share repurchase program may be extended, increased, decreased, suspended or terminated by our Board of Directors in its discretion at any time. Repurchases of our common stock (and the timing thereof) will depend upon market conditions, regulatory requirements, our existing obligations, including our Credit Agreement, other corporate liquidity requirements and priorities and other factors as may be considered in our sole discretion. The authorization for the share repurchase program does not obligate us to purchase any particular amount of our common stock. During the year ended December 31, 2025, we repurchased 4,939,452 shares of our common stock under the program.

On November 4, 2025, our Board authorized and approved an increase to the size of the Share Repurchase Program from $300 million to $500 million and also extended the expiration date from June 30, 2028 to December 31, 2029.

Automatic Shelf Registration on Form S-3

On October 30, 2023, we filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that enables us to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement became automatically effective upon filing and is valid for three years.

Prospectus Supplement

On December 28, 2023, in connection with the shelf registration, we filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of our common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the year ended December 31, 2025.

Other

We have entered into two identical Notes (as defined below) in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the Notes are through September 1, 2034 and bear interest at SOFR plus 205 basis points and are payable in monthly installments plus interest. We have entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2025 is $0.4 million of deferred loan costs incurred in the transaction. Refer to Note 6 – Derivative Financial Instruments in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Guarantees

The Company has entered into certain guarantees in connection with the design, financing and construction of certain facilities as well as loan, working capital and other obligation guarantees for our subsidiaries in Australia, South Africa and our joint ventures. Refer to Note 11 - Debt in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Executive Retirement Agreement

We have a non-qualified deferred compensation agreement with our Executive Chairmen. The agreement provides for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2025, our Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

GEO and our Executive Chairman entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement which replaced the prior February 26, 2020 agreement discussed below. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to GEO, we will pay to the Executive Chairman an amount equal to $3,600,000 (the "2021 Grandfathered Payment") which shall be paid in cash. The Grandfathered Payment shall be credited with interest at a rate of 5% compounded quarterly (the "Grandfathered Earnings Account"). Additionally, at the end of each calendar year provided that our Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, we will credit an amount equal to $1,000,000 at the end of each calendar year (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. Upon the date that the Executive Chairman ceases to provide services to GEO, we will pay the Executive Chairman in one lump sum cash payment each of the 2021 Grandfathered Payment, the Grandfathered Earnings Account and the Employment Contributions Account subject to the six-month delay provided in the Amended and Restated Executive Retirement Agreement. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as was provided for under the prior retirement agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $16.3 million at December 31, 2025 which is fully funded. Refer to Note 13 - Benefit Plans in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information. The following table presents the balance due to the Executive Chairman at the end of each of the next four years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to GEO under his Employment Agreement, as amended which is effective through April 1, 2029:

Period End	Retirement Obligation
	(In thousands)
12/31/2026	$ 20,856
12/31/2027	$ 26,351
12/31/2028	$ 33,029
12/31/2029	$ 36,415

We have established several trusts for the purpose of paying the retirement benefit pursuant to the Amended and Restated Executive Retirement Agreement. The trusts were revocable "rabbi trusts" and the assets of the trusts are subject to the claims of our creditors in the event of our insolvency.

Guarantor Financial Information

GEO's Secured Notes and Unsecured Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis (except on a senior secured basis in the case of the Secured Notes) by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Summarized financial information is provided for The GEO Group, Inc. ("Parent") and the Subsidiary Guarantors on a combined basis in accordance with SEC Regulation S-X Rules 3-10 and 13-01. The accounting policies used in the preparation of this summarized financial information are consistent with those elsewhere in the consolidated financial statements of the Company, except that intercompany transactions and balances of the Parent and Subsidiary Guarantor entities with non-guarantor entities have not been eliminated. Intercompany transactions between the Parent and Subsidiary Guarantors have been eliminated and equity in earnings from and investments in non-guarantor subsidiaries have not been presented.

Summarized statement of operations (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Net operating revenues	$ 2,421,724	$ 2,202,285
Income from operations	225,298	274,752
Net income	221,230	1,673
Net income attributable to The GEO Group, Inc. operations	221,230	1,673

Summarized balance sheets (in thousands):

	December 31, 2025	December 31, 2024
Current assets	$ 645,982	$ 438,433
Noncurrent assets (a)	2,971,002	2,999,305
Current liabilities	257,936	255,851
Noncurrent liabilities (b)	2,021,019	2,002,284

   (a) Includes amounts due from non-guarantor subsidiaries of $52.8 million and $55.9 million as of December 31, 2025and 2024, respectively.

   (b)   Includes amounts due to non-guarantor subsidiaries of $42.1 million and $46.8 million as of December 31, 2025 and 2024, respectively.

Off-Balance Sheet Arrangements

Except as discussed above, and in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, we do not have any off-balance sheet arrangements.

We are also exposed to various commitments and contingencies which may have a material adverse effect on our liquidity. See Note 16 – Commitments, Contingencies and Other Matters in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Derivatives

We have entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of our variable rate debt to 4.22%. We have designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. We have determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, we record the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. There was no material ineffectiveness for the period presented. We do not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 11 - Debt and Note 6 - Derivative Financial Instruments in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Cash Flow

Cash, cash equivalents, restricted cash and cash equivalents as of December 31, 2025 was $123.6 million, compared to $125.9 million as of December 31, 2024 and was impacted by the following:

Net cash provided by operating activities in 2025 and 2024 was $72.6 million and $242.2 million, respectively. Net cash provided by operating activities in 2025 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision, amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates and net gain on asset divestitures negatively impacted cash along with realized/unrealized gain on investments. Changes in accounts receivable, prepaid expenses and other assets increased in total by a net of $233.0 million, representing a negative impact on cash. The increase was primarily driven by the timing of billings and collections along with delays in payment due to the government shut down during the fourth quarter of 2025. Changes in accounts payable, accrued expenses and other liabilities increased by $97.3 million which positively impacted cash. The increase was primarily due to the timing of payments.

Net cash provided by operating activities in 2024 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision, amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, net loss on asset divestiture/impairment, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates negatively impacted cash along with realized/unrealized gain on investments. Changes in accounts receivable, prepaid expenses and other assets increased in total by a net of $7.6 million, representing a negative impact on cash. The increase was primarily driven by the timing of billings and collections. Changes in accounts payable, accrued expenses and other liabilities decreased by $21.9 million which negatively impacted cash. The decrease was primarily due to the timing of payments.

Net cash provided by investing activities of $105.7 million in 2025 was primarily the result of proceeds from sale of real estate and other assets of $321.1 million and proceeds from sale of marketable securities of $4.6 million offset by capital expenditures of $197.5 million and purchases of marketable securities of $22.5 million. Net cash used in investing activities of $101.7 million in 2024 was primarily the result of capital expenditures of $78.7 million and purchases of marketable securities of $33.1 million offset by proceeds from sale of marketable securities of $10.1 million.

Net cash used in financing activities in 2025 was $185.7 million compared to net cash used in financing activities of $168.9 million in 2024. Net cash used in financing activities during 2025 was primarily the result of proceeds from borrowings on revolver of $541.0 million, payments on long-term debt of $322.2 million, payments on revolver of $292.4 million, payments for call premiums of $1.3 million, proceeds from stock option exercises of $4.6 million, payments for repurchases of common stock of $91.0 million and taxes paid related to net share settlement of equity awards of $24.4 million. Net cash used in financing activities in 2024 was primarily the result of proceeds from long-term debt of $1,720.5 million, proceeds from borrowings on revolver of $110.0 million, payments on long-term debt of $1,926.8 million, payments for call premiums of $35.6 million, debt issuance costs of $35.7 million, proceeds from stock option exercises of $8.2 million and taxes paid related to net share settlement of equity awards of $9.7 million.

Inflation

We believe that inflation, in general, did have a negative impact but did not have a material effect on our results of operations during 2025 and 2024. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest recurring/fixed expense, increase at a faster rate than the per diem or fixed rates received by us for our management services.

Non-GAAP Measures

EBITDA is defined as net income adjusted by adding provisions for income tax, interest expense, net of interest income and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for net loss (gain) on asset divestitures, pre-tax, net loss attributable to non-controlling interests, stock-based compensation expenses, pre-tax, non-cash contingent liability and litigation and settlement costs, pre-tax, employee restructuring expenses, pre-tax, ATM equity program expenses, pre-tax, close-out expenses, pre-tax, start-up expenses, pre-tax, transaction related expenses, pre-tax, other non-cash revenue and expenses, pre-tax, and certain other adjustments as defined from time to time.

Given the nature of our business as a real estate owner and operator, we believe that EBITDA and Adjusted EBITDA are helpful to investors as measures of our operational performance because they provide an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures, and to fund other cash needs or reinvest cash into our business.

We believe that by removing the impact of our asset base (primarily depreciation and amortization) and excluding certain non-cash charges, amounts spent on interest and taxes, and certain other charges that are highly variable from year to year, EBITDA and Adjusted EBITDA provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates and operating costs, providing a perspective not immediately apparent from net income.

The adjustments we make to derive the non-GAAP measures of EBITDA and Adjusted EBITDA exclude items which may cause short-term fluctuations in income from continuing operations and which we do not consider to be the fundamental attributes or primary drivers of our business plan and they do not affect our overall long-term operating performance.

EBITDA and Adjusted EBITDA provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes.

Our reconciliation of net income to EBITDA and Adjusted EBITDA for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	December 31, 2025	December 31, 2024
Net income	$ 254,306	$ 31,896
Add:		
Income tax provision *	86,587	10,203
Interest expense, net of interest income **	159,891	268,474
Depreciation and amortization	132,039	126,220
EBITDA	632,823	436,793
Add (Subtract):		
(Gain) loss on asset divestitures, pre-tax	(232,381)	2,907
Net loss attributable to noncontrolling interests	66	70
Stock based compensation, pre-tax	23,593	18,107
Non-cash contingent liability and litigation and settlement costs, pre-tax	38,224	—
Employee restructuring expenses, pre-tax	2,003	2,060
Start-up expenses, pre-tax	1,423	507
ATM equity program expenses, pre-tax	—	264
Close-out expenses, pre-tax	2,816	2,345
Transaction related expenses, pre-tax	76	3,632
Other non-cash revenue & expenses, pre-tax	(4,225)	(3,196)
Adjusted EBITDA	$ 464,418	$ 463,489

* Includes income tax provision on equity in earnings of affiliates
** Includes loss on extinguishment of debt

Outlook

The following discussion of our future performance contains statements that are not historical statements and, therefore, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. Please refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, the "Forward-Looking Statements — Safe Harbor," as well as the other disclosures contained in this Annual Report on Form 10-K, for further discussion on forward-looking statements and the risks and other factors that could prevent us from achieving our goals and cause the assumptions underlying the forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements.

We continue to be encouraged by the current landscape of growth opportunities. We are preparing for what we believe is an unprecedented opportunity to help the federal government meet its expanded immigration enforcement priorities. We are taking several important steps to meet this opportunity, including making a previously announced significant investment in capital expenditures to strengthen our capabilities to deliver expanded detention capacity, secure transportation, and electronic monitoring and related services to U.S. Immigration and Customs Enforcement and the federal government. Additionally, in the first weeks of the new Administration, President Trump issued an Executive Order reversing the prior Administration's Executive Order that had directed the U.S. Attorney General to not renew U.S. Department of Justice contracts with privately-operated criminal detention facilities.

Any positive trends in the industry may be offset by several factors, including the impact of the federal government shutdown and any future federal government shutdown, budgetary constraints, contract modifications, contract terminations, contract non-renewals, contract re-bids and/or the decision to not re-bid a contract after expiration of the contract term and the impact of any other potential changes to the willingness or ability to maintain or grow public-private partnerships on the part of other government agencies.

Operating Expenses

Operating expenses consist of those expenses incurred in the operation and management of our contracts to provide services to our governmental clients. Labor and related costs represented approximately 70% and 69% of our operating expenses in 2025 and 2024, respectively. Additional significant operating expenses include food, utilities and inmate medical costs. In 2025 and 2024, operating expenses totaled approximately 75% and 73% of our consolidated revenues, respectively. Our operating expenses as a percentage of revenue in 2026 will be impacted by the opening of any new or existing facilities as a result of the cost of transitioning and/or start-up operations related to a facility opening. During 2026, we will incur carrying costs for facilities that were vacant in 2025.

General and Administrative Expenses

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. For each of the years ended December 31, 2025 and 2024, general and administrative expenses totaled approximately 9% of our consolidated revenues. We expect general and administrative expenses as a percentage of revenue in 2026 to remain consistent or decrease as a result of cost savings initiatives.

Idle Facilities

In our Secure Services segment, we are currently marketing 5,896 vacant beds with a net book value of approximately $180.9 million at six of our idle facilities to potential customers. In our Reentry Services segment, we are currently marketing 750 vacant beds with a net book value of approximately $11.6 million at two of our idle facilities to potential customers. The combined annual carrying cost of these idle facilities in 2026 is estimated to be $23.4 million, including depreciation expense of $12.0 million. With the exception of a contract yet to be activated for one of our secure facilities, we currently do not have any firm commitments or agreements in place to activate these facilities but have ongoing contact with several potential customers. Historically, some facilities have been idle for multiple years before they received a new contract award. The per diem rates that we charge our clients often vary by contract across our portfolio. However, if the eight idle facilities in our Secure Services and Reentry Services segments were to be activated using our Secure Services and Reentry Services average per diem rate in 2025 (calculated as revenue divided by the number of mandays) and based on the average occupancy rate in our facilities for 2025, we would expect to receive annual incremental revenue of approximately $240 million and an increase in annual earnings per share of approximately $0.20 to $0.25 per share based on our average operating margin.

Forward-Looking Statements — Safe Harbor

This Annual Report on Form 10-K and the documents incorporated by reference herein contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to:

- any adverse impact on our financial results caused by the most recent and any future federal government shutdown;
- our ability to timely build and/or open facilities as planned, successfully manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;
- our ability to estimate the government's level of utilization of public-private partnerships for secure services and the impact of any modifications or reductions by our government customers of their utilization of public-private partnerships;
- our ability to accurately project the size and growth of public-private partnerships for secure services in the U.S. and internationally and our ability to capitalize on opportunities for public-private partnerships;
- our ability to successfully respond to any challenges or concerns that our government customers may raise regarding their use of public-private partnerships for secure services, including finding other government customers or alternative uses for facilities where a government customer has discontinued or announced that a contract with us will be discontinued;

- the impact of adopted or proposed executive action or legislation aimed at limiting public-private partnerships for secure facilities, processing centers and community reentry centers or limiting or restricting the business and operations of financial institutions or others who do business with us;

- our ability to successfully respond to delays encountered by states pursuing public-private partnerships for secure services and cost savings initiatives implemented by a number of states;

- our ability to activate the inactive beds at our idle facilities;

- our ability to maintain or increase occupancy rates at our facilities and the impact of fluctuations in occupancy levels or participants in ISAP on our revenues and profitability;

- our ability to expand, diversify and grow our secure services, reentry, community-based services, monitoring services, evidence-based supervision and treatment programs and secure transportation services businesses;

- our ability to win management contracts for which we have submitted proposals, retain existing management contracts, prevail in any challenge or protest involving the award of a management contract and meet any performance standards required by such management contracts;

- our ability to raise new project development capital given the often short-term nature of the customers' commitment to use newly developed facilities;

- our ability to develop long-term earnings visibility;

- our ability to successfully conduct our operations in the United Kingdom and South Africa through joint ventures;

- the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;

- an increase in unreimbursed labor rates;

- our exposure to rising medical costs;

- our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

- the risks associated with the U.S. Supreme Court agreeing to hear our appeal in the Nwauzor case and our ability to prevail on the merits, our company being required to record an additional accrual for the judgments in the future, and our ability to defend similar other pending litigation and the effect such litigation may have on our company;

- our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers' compensation and automobile liability claims;

- our ability to fulfill our debt service obligations and its impact on our liquidity;

- our ability to deleverage and repay, refinance or otherwise address our debt maturities in an amount or on the timeline we expect, or at all;

- despite current indebtedness levels, we may still incur more indebtedness, which could further exacerbate the risks relating to our indebtedness;

- the covenants in the indentures governing the Secured Notes and the Unsecured Notes and the Credit Agreement impose significant operating and financial restrictions which may adversely affect our ability to operate our business;

- servicing our indebtedness will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control and we may not be able to generate the cash required to service our indebtedness;

- because portions of our senior indebtedness have floating interest rates, an increase in interest rates would adversely affect cash flows;

- we depend on distributions from our subsidiaries to make payments on our indebtedness and these distributions may not be made;

- we may not be able to satisfy our repurchase obligations in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so;

- the Unsecured Notes and the guarantees on the Unsecured Notes will be effectively subordinated to our and the guarantors' senior secured indebtedness and structurally subordinated to the indebtedness of our subsidiaries that do not guarantee the Unsecured Notes;

- the value of the collateral may not be sufficient to satisfy our obligations under the Secured Notes;

- our ability to identify and successfully complete any potential acquisitions of assets and businesses or sales of additional Company-owned assets and businesses on commercially advantageous terms on a timely basis, or at all;

- from time to time, we may not have a management contract with a client to operate existing beds at a facility or new beds at a facility that we are expanding, and we cannot assure you that such a contract will be obtained. Failure to obtain a management contract for these beds will subject us to carrying costs with no corresponding management revenue;

- negative conditions in the capital markets could prevent us from obtaining future financing on desirable terms, which could materially harm our business;

- we are subject to the loss of our facility management contracts, due to executive orders, terminations, non-renewals or competitive re-bids, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers;

- our growth depends on our ability to secure contracts to develop and manage new secure facilities, processing centers and community-based facilities and to secure contracts to provide electronic monitoring services, community-based reentry services and monitoring and supervision services, the demand for which is outside our control;

- we may not be able to meet state requirements for capital investment or locate land for the development of new facilities, which could adversely affect our results of operations and future growth;

- we partner with a limited number of governmental customers who account for a significant portion of our revenues. The loss of, or a significant decrease in revenues from, these customers could seriously harm our financial condition and results of operations;

- efforts to reduce the U.S. federal deficit could adversely affect our liquidity, results of operations and financial condition;

- State budgetary constraints may have a material adverse impact on us;

- competition for contracts may adversely affect the profitability of our business;

- we are dependent on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state, local and foreign government levels;

- public and political resistance to the use of public-private partnerships for secure facilities, electronic monitoring and supervision as alternatives to detention, processing centers and community reentry centers could result in our inability to obtain new contracts or the loss of existing contracts, impact our ability to obtain or refinance debt financing or enter into commercial arrangements, which could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities;

- adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts;

- we may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and may not be recouped;

- failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations;

- we may face community opposition to facility locations, which may adversely affect our ability to obtain new contracts;

- our business operations expose us to various liabilities for which we may not have adequate insurance, including legal claims and proceedings, and may have a material adverse effect on our business, financial condition or results of operations;

- we may not be able to obtain or maintain the insurance levels required by our government contracts;

- our exposure to rising general insurance costs;

- natural disasters, pandemic outbreaks, global political events and other serious catastrophic events could disrupt operations and otherwise materially adversely affect our business and financial condition;

- our international operations expose us to risks that could materially adversely affect our financial condition and results of operations;

- we conduct certain of our operations through joint ventures or consortiums, which may lead to disagreements with our joint venture partners or business partners and adversely affect our interest in the joint ventures or consortiums;

- we are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel;

- our profitability may be materially adversely affected by inflation;

- various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations;

- risks related to facility construction and development activities may increase our costs related to such activities;

- the rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results;

- adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations;

- the interruption, delay or failure of the provision of our services or information systems could adversely affect our business;

- the failure to comply with data privacy, security and exchange legal requirements could have a material adverse impact on our business, financial position, results of operations, cash flows and reputation;

- technological changes could cause our electronic monitoring products and technology, including our BI VeriWatch™ wrist-worn device, to become obsolete or require the redesign of our electronic monitoring products, which could have a material adverse effect on our business;

- any negative changes in the level of acceptance of or resistance to the use of electronic monitoring products, including our BI VeriWatch™ wrist-worn device, and services by governmental customers could have a material adverse effect on our business, financial condition and results of operations;

- we depend on a limited number of third parties to manufacture and supply quality infrastructure components for our electronic monitoring products. If our suppliers cannot provide the components or services we require and with such quality and at such cost as we expect, our ability to market and sell our electronic monitoring products and services could be harmed;

- an inability to acquire, protect or maintain our intellectual property and patents in the electronic monitoring space could harm our ability to compete or grow;

- our electronic monitoring products could infringe on the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products;

- we license intellectual property rights in the electronic monitoring space, including patents, from third party owners. If such owners do not properly maintain or enforce the intellectual property underlying such licenses, our competitive position and business prospects could be harmed. Our licensors may also seek to terminate our license;

- we may be subject to costly product liability claims from the use of our electronic monitoring products, which could damage our reputation, impair the marketability of our products and services and force us to pay costs and damages that may not be covered by adequate insurance;

- our ability to identify suitable acquisitions or dispositions, and to successfully complete such acquisitions or dispositions;

- as a result of our acquisitions, we have recorded and will continue to record a significant amount of goodwill and other intangible assets. In the future, our goodwill or other intangible assets may become impaired, which could result in material non-cash charges to our results of operations;

- federal, state and local tax rules can adversely affect our results of operations and financial position;

- we are subject to risks related to corporate social responsibility;

- the market price of our common stock may vary substantially;

- expectations about growth in the utilization of detention beds by the federal government may not be realized, which could negatively impact our stock price;

- future sales of shares of our common stock or securities convertible into common stock could adversely affect the market price of our common stock and may be dilutive to current shareholders;

- our ability to execute on the Share Repurchase Program on the anticipated timeline;

- various anti-takeover protections applicable to us may make an acquisition of us more difficult and reduce the market value of our common stock;

- failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock;

- we may issue additional debt securities that could limit our operating flexibility and negatively affect the value of our common stock;

- a "short squeeze" due to a sudden increase in demand for shares of our common stock that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in shares of our common stock;

- failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences; and

- other factors contained in our filings with the SEC, including, but not limited to, those detailed in this Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to market risks related to changes in interest rates with respect to our Credit Agreement. Payments under the Credit Agreement are indexed to a variable interest rate. Based on borrowings outstanding as of December 31, 2025 under the Credit Agreement of $358.3 million, for every one percent increase in the interest rate applicable to the Credit Agreement, our total annual interest expense would increase by approximately $3.6 million.

We have entered into certain interest rate swap arrangements for hedging purposes, fixing the interest rate on certain of our variable rate debt. The difference between the floating rate and the swap rate on these instruments is recognized in interest expense within the respective entity. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point change in the current interest rate would not have a material impact on our financial condition or results of operations.

Additionally, we invest our cash in a variety of short-term financial instruments to provide a return. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these instruments are subject to interest rate risk, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Rate Risk

We are exposed to market risks related to fluctuations in foreign currency exchange rates between the U.S. Dollar, the Australian Dollar, the South African Rand and the British Pound currency exchange rates. Based upon our foreign currency exchange rate exposure as of December 31, 2025 with respect to our international operations, every 10 percent change in historical currency rates would have a $8.9 million effect on our financial position and a $1.5 million impact on our results of operations over the next fiscal year.

Item 8.   *Financial Statements and Supplementary Data*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
The GEO Group, Inc.:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representations in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that our assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Grant Thornton LLP, independent registered public accountants, whose appointment by our Audit and Finance Committee was ratified by our shareholders. Their report, which is included in this Form 10-K, expresses an opinion as to whether management's consolidated financial statements present fairly in all material respects, the Company's financial position, results of operations and cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. The effectiveness of our internal control over financial reporting as of December 31, 2025 has also been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report which is included in this Form 10-K. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit and Finance Committee of the Board of Directors meets periodically with representatives of management, the independent registered public accountants and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent registered public accountants have unrestricted access to the Audit and Finance Committee to discuss the results of their examinations.

J. David Donahue
Chief Executive Officer

Mark J. Suchinski
Chief Financial Officer

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria set forth in the Internal Control - Integrated Framework issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Internal Control - Integrated Framework").

The Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of December 31, 2025, based on the 2013 Internal Control — Integrated Framework. Based on this evaluation, the Company's management concluded that as of December 31, 2025, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting as of December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 25, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Fort Lauderdale, Florida

February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of
The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 25, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-insurance reserves

As described further in Note 1 to the consolidated financial statements, the Company self-insures, up to certain policy-specified limits, certain risks related to general and workers' compensation- liability costs. The estimated cost of claims under these self-insurance programs is estimated and accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. We identified self-insurance reserves ("self-insurance") as a critical audit matter, specifically the reserves related to the Company's estimate for unpaid losses and projected ultimate losses. The principal considerations for our determination that self-insurance reserves for unpaid losses and projected ultimate losses is a critical audit matter are that the accrual for self-insurance has higher risk of estimation uncertainty due to the loss development factors, including the frequency and severity of claims, and inherent assumptions in actuarial methods used in determining the required reserves. The estimation uncertainty and complexity of the actuarial methods utilized involved especially subjective auditor judgment and an increased extent of effort, including the need to involve an auditor-engaged actuarial specialist. Our audit procedures related to the self-insurance reserves included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to self-insurance, including, but not limited to controls that (i) validate that claims were reported and submitted accurately and timely, (ii) validate that internal claims data was reconciled to claims data maintained by the third-party administrator and submitted to the Company's actuary and (iii) validate management's process and review of the third-party actuary report, including, but not limited to controls over management's review of the relevance, adequacy and appropriateness of the data, assumptions, valuation methods, and mathematical accuracy used to determine the required reserves as of the reporting date.
- We utilized an auditor-engaged actuarial specialist in evaluating management's methods and assumptions used in the actuarial study. We performed analytics that include a review of prior projections to current actual results to evaluate the reasonableness of changes in estimated ultimate losses.
- We reconciled claims data maintained by the third-party administrator to the claims data submitted to the Company's actuary used in the development of the loss triangles and selecting loss development factors.
- We selected a sample of underlying claims and reviewed the information utilized by management such as insurance claims and legal records to (i) test management's estimation process to determine if the reserve was reasonable and (ii) test the accuracy of the significant claim data attributes.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2006.

Fort Lauderdale, Florida
February 25, 2026

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	(In thousands, except per share data)		
Revenues	$ 2,631,549	$ 2,423,702	$ 2,413,167
Operating Expenses (excluding depreciation and amortization)	1,968,481	1,774,479	1,744,228
Depreciation and Amortization	132,039	126,220	125,784
General and Administrative Expenses	235,939	213,028	190,766
Contingent Litigation Reserve	37,600	—	—
Operating Income	257,490	309,975	352,389
Interest and Investment Income	9,076	8,787	7,792
Interest Expense	(160,521)	(190,624)	(218,292)
Loss on Extinguishment of Debt	(8,446)	(86,637)	(8,532)
Other income	5,514	—	—
Net Gain (Loss) on Asset Divestitures/Impairment	232,381	(2,907)	4,691
Income Before Income Taxes and Equity in Earnings of Affiliates	335,494	38,594	138,048
Provision for Income Taxes	85,720	9,401	35,399
Equity in Earnings of Affiliates, net of income tax provision of $867, $802 and $868	4,532	2,703	4,534
Net Income	254,306	31,896	107,183
Loss Attributable to Noncontrolling Interests	66	70	142
Net Income Attributable to The GEO Group, Inc. Operations	$ 254,372	$ 31,966	$ 107,325
Weighted Average Common Shares Outstanding:			
Basic	137,487	131,318	121,908
Diluted	139,723	134,064	123,698
Income per Common Share Attributable to The GEO Group, Inc.:			
Basic:			
Net income per share — basic	$ 1.85	$ 0.23	$ 0.73
Diluted:			
Net income per share — diluted	$ 1.82	$ 0.22	$ 0.72

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands)	
Net Income	$ 254,306	$ 31,896	$ 107,183
Other comprehensive income (loss):			
Change in marketable securities, net of income tax provision (benefit) of $126, $(4) and $253	$ 491	$ (15)	$ 953
Foreign currency translation adjustments	5,415	(7,182)	258
Pension liability adjustment, net of income tax (benefit) provision of $(338), $385 and $(88), respectively	(1,271)	1,447	(332)
Change in fair value of derivative instrument classified as cash flow hedge, net of income tax provision (benefit) of $(289), $210 and $(161), respectively	(1,089)	792	(604)
Total other comprehensive (loss) income, net of tax	3,546	(4,958)	275
Total comprehensive income	257,852	26,938	107,458
Comprehensive loss attributable to noncontrolling interests	150	68	144
Comprehensive income attributable to The GEO Group, Inc. operations	$ 258,002	$ 27,006	$ 107,602

THE GEO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

		2025		2024
		(In thousands, except share data)		
ASSETS				
Current Assets				
Cash and cash equivalents	$	68,995	$	76,896
Restricted cash and cash equivalents		2,998		2,785
Accounts receivable, net of credit loss reserve of $857 and $685, respectively		593,463		376,013
Prepaid expenses and other current assets		53,073		44,485
Total current assets		718,529		500,179
Restricted Cash and Investments		179,366		145,366
Property and Equipment, Net		1,884,198		1,899,690
Operating Lease Right-of-Use Assets, Net		72,294		95,327
Deferred Income Tax Assets		9,396		9,522
Goodwill		756,028		756,001
Intangible Assets, Net		117,332		126,576
Other Non-Current Assets		106,479		99,419
Total Assets	$	3,843,622	$	3,632,080
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	58,727	$	67,464
Accrued payroll and related taxes		82,086		68,044
Accrued expenses and other current liabilities		197,530		177,768
Operating lease liabilities, current portion		17,193		25,335
Current portion of finance lease obligations and long-term debt		1,355		1,612
Total current liabilities		356,891		340,223
Deferred Income Tax Liabilities		99,689		78,198
Other Non-Current Liabilities		176,083		95,410
Operating Lease Liabilities		57,557		73,638
Long-Term Debt		1,649,268		1,711,197
Commitments and Contingencies (Note 16)				
Shareholders' Equity				
Preferred stock, $0.01 par value, 30,000,000 shares authorized, none issued or outstanding		—		—
Common stock, $0.01 par value, 225,000,000 shares authorized, 141,182,435 and 140,181,318 issued and 136,242,983 and 140,181,318 outstanding, respectively.		1,412		1,402
Additional paid-in capital		1,319,135		1,315,256
Retained earnings		294,252		39,880
Accumulated other comprehensive loss		(17,972)		(21,602)
Treasury stock, 4,939,452 and 0 shares at cost, respectively		(91,021)		—
Total shareholders' equity attributable to The GEO Group, Inc.		1,505,806		1,334,936
Noncontrolling interests		(1,672)		(1,522)
Total shareholders' equity		1,504,134		1,333,414
Total Liabilities and Shareholders' Equity	$	3,843,622	$	3,632,080

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands)	
Cash Flow from Operating Activities:			
Net Income	$ 254,306	$ 31,896	$ 107,183
Net loss attributable to noncontrolling interests	66	70	142
Net income attributable to The GEO Group, Inc. operations	254,372	31,966	107,325
Adjustments to reconcile net income attributable to The GEO Group, Inc. operations to net cash provided by operating activities:			
Depreciation and amortization expense	132,039	126,220	125,784
Deferred tax provision	22,089	1,537	1,476
Amortization of debt issuance costs, discount and/or premium and other non-cash interest	6,093	8,252	12,030
Stock-based compensation	23,593	18,107	15,065
Loss on extinguishment of debt	8,446	86,637	8,532
Gain on early lease termination	(828)	—	—
Equity in earnings of affiliates, net of tax	(4,532)	(2,703)	(4,534)
(Gain) loss on sale/disposal of property and equipment	—	(250)	1,197
Realized/unrealized gain on investments	(10,687)	(6,084)	(7,151)
Net (gain) loss on asset divestitures/impairment	(232,381)	2,907	(4,691)
Dividends received from unconsolidated joint ventures	10,165	5,082	2,987
Changes in assets and liabilities, net of acquisition:			
Changes in accounts receivable, prepaid expenses and other assets	(233,041)	(7,581)	11,672
Changes in accounts payable, accrued expenses and other liabilities	97,283	(21,854)	8,090
Net cash provided by operating activities	72,611	242,236	277,782
Cash Flow from Investing Activities:			
Proceeds from sale of real estate and other assets	321,050	—	19,583
Purchases of marketable securities	(22,488)	(33,119)	—
Proceeds from sale of marketable securities	4,634	10,092	—
Capital expenditures	(197,512)	(78,691)	(73,002)
Net cash provided by (used in) investing activities	105,684	(101,718)	(53,419)
Cash Flow from Financing Activities:			
Payments on long-term debt	(322,198)	(1,926,775)	(208,390)
Proceeds from long term debt	—	1,720,500	—
Proceeds from borrowings on revolver	541,000	110,000	—
Payments on revolver	(292,416)	—	—
Taxes paid related to net share settlements of equity awards	(24,430)	(9,657)	(3,443)
Debt issuance costs	—	(35,748)	(2,396)
Proceeds from the sale of treasury shares	—	—	5,750
Proceeds from stock options exercised	4,553	8,192	239
Proceeds from issuance of common stock in connection with ESPP	173	158	157
Payment for repurchases of common stock	(91,021)	—	—
Payments for call premiums	(1,320)	(35,558)	—
Net cash used in financing activities	(185,659)	(168,888)	(208,083)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	5,135	(5,633)	(256)
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	(2,229)	(34,003)	16,024
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, beginning of period	125,864	159,867	143,843
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, end of period	$ 123,635	$ 125,864	$ 159,867
Supplemental Disclosures			
Cash paid during the year for:			
Income taxes	$ 29,546	$ 15,684	$ 19,227
Interest	$ 153,951	$ 190,606	$ 198,710
Non-cash investing and financing activities:			
Right-of-use asset written off due to early termination of lease	$ 16,021	$ —	$ —
Operating lease liability written off due to early termination of lease	$ 16,849	$ —	$ —
Right-of-use assets obtained from operating lease liabilities	$ 17,863	$ 21,324	$ 35,233
Capital expenditures in accounts payable and accrued expenses	$ 620	$ 5,708	$ 675

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2025, 2024 and 2023

	GEO Group Inc. Shareholders								
	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Noncontrolling Interest	Total Shareholders' Equity
	Number of Shares	Amount				Number of Shares	Amount		
					(In thousands)				
Balance, January 1, 2023	124,061	$ 1,289	$ 1,291,363	$ (4,236)	$ (16,919)	4,852	$ (105,099)	$ (1,310)	$ 1,165,088
Proceeds from stock options exercised	35	—	239	—	—	—	—	—	239
Stock based compensation expense	—	—	15,065	—	—	—	—	—	15,065
Shares withheld for net settlements of share-based awards [1]	(383)	(4)	(3,439)	—	—	—	—	—	(3,443)
Restricted stock granted	1,758	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(47)	—	—	—	—	—	—	—	—
Sale of treasury shares [2]	642	—	(4,174)	—	—	(643)	9,924	—	5,750
Issuance of common stock (ESPP)	21	—	157	—	—	—	—	—	157
Net income	—	—	—	107,325	—	—	—	(142)	107,183
Other comprehensive income	—	—	—	—	277	—	—	(2)	275
Balance, December 31, 2023	126,087	$ 1,303	$ 1,299,193	$ 103,089	$ (16,642)	4,209	$ (95,175)	$ (1,454)	$ 1,290,314
Proceeds from stock options exercised	584	6	8,186	—	—	—	—	—	8,192
Stock based compensation expense	—	—	18,107	—	—	—	—	—	18,107
Shares withheld for net settlements of share-based awards [1]	(698)	(7)	(9,650)	—	—	—	—	—	(9,657)
Restricted stock granted	1,827	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(60)	—	—	—	—	—	—	—	—
Issuance of common stock (ESPP)	12	—	158	—	—	—	—	—	158
Reissuance of treasury shares [3]	4,209	—	—	(95,175)	—	(4,209)	95,175	—	—
Issuance of common shares [3]	8,220	82	(1,696)	—	—	—	—	—	(1,614)
Other adjustments to Additional Paid-In-Capital	—	—	976	—	—	—	—	—	976
Net income	—	—	—	31,966	—	—	—	(70)	31,896
Other comprehensive income (loss)	—	—	—	—	(4,960)	—	—	2	(4,958)
Balance, December 31, 2024	140,181	$ 1,402	$ 1,315,256	$ 39,880	$ (21,602)	—	$ —	$ (1,522)	$ 1,333,414
Proceeds from stock options exercised	312	3	4,550	—	—	—	—	—	4,553
Stock based compensation expense	—	—	23,593	—	—	—	—	—	23,593
Shares withheld for net settlements of share-based awards [1]	(997)	(10)	(24,420)	—	—	—	—	—	(24,430)
Restricted stock granted	1,827	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(150)	(1)	1	—	—	—	—	—	—
Purchase of treasury shares [4]	(4,939)	—	—	—	—	4,939	(91,021)	—	(91,021)
Issuance of common stock (ESPP)	8	—	173	—	—	—	—	—	173
Net income	—	—	—	254,372	—	—	—	(66)	254,306
Other comprehensive income (loss)	—	—	—	—	3,630	—	—	(84)	3,546
Balance, December 31, 2025	136,242	$ 1,412	$ 1,319,135	$ 294,252	$ (17,972)	4,939	$ (91,021)	$ (1,672)	$ 1,504,134

[1] During the years ended December 31, 2025, 2024 and 2023, the Company withheld shares through net share settlements to satisfy statutory tax withholding requirements upon vesting of shares of restricted stock held by employees.

[2] The Company sold treasury shares to partially fund its obligation under its Amended and Restated Executive Retirement Agreement with its Executive Chairman.

[3] During 2024, the Company retired $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes in private exchange transactions for an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, the Company issued 4,209,847 shares that were previously held in treasury.

[4] During the year ended December, 31 2025, the Company repurchased 4,939,452 shares of its common stock in the open market.

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2025, 2024 and 2023

1.   Summary of Business Organization, Operations and Significant Accounting Policies

The GEO Group, Inc., a Florida corporation, and subsidiaries (the "Company" or "GEO") specializes in the ownership, leasing and management of secure facilities, processing centers and reentry centers in the United States, Australia and South Africa. The Company owns, leases and operates a broad range of facilities including maximum, medium and minimum-security facilities, processing centers, as well as community-based reentry facilities and offers an expanded delivery of rehabilitation services under its 'GEO Continuum of Care' platform. The 'GEO Continuum of Care' platform integrates enhanced rehabilitative programs, which are evidence-based and include cognitive behavioral treatment and post-release services and provides academic and vocational classes in life skills and treatment programs while helping individuals reintegrate into their communities. The Company develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency. The Company provides innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. The Company also provides secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through its joint venture GEOAmey Ltd. ("GEOAmey"). As of December 31, 2025, GEO's worldwide operations included the ownership and/or management of approximately 75,000 beds at 95 secure and community services facilities, including idle facilities and projects under development, and also includes the provision of reentry and electronic monitoring and supervision services for thousands of individuals, including an array of technology products including radio frequency, GPS, and alcohol monitoring devices.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies of the Company are described below.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company reports South Africa Custodial Services ("SACS") and its 50% owned joint venture in the United Kingdom, GEOAmey, under the equity method of accounting. Noncontrolling interests in consolidated entities represent equity that other investors have contributed to South Africa Custodial Management ("SACM"). Non-controlling interests are adjusted for income and losses allocable to the other shareholders in these entities. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include loss contingencies, reserves for self-insured retention related to general liability and workers' compensation insurance, projected cash flows used to evaluate asset impairment, useful lives of its property, equipment and intangible assets. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are reasonable when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted.

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with original maturities of three months or less when purchased. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Australia, South Africa and the United Kingdom. As of December 31, 2025 and 2024, the Company had $28.4 million in cash and cash equivalents held by its international subsidiaries.

Concentration of Credit Risk

The Company maintains deposits of cash in excess of federally insured limits with certain financial institutions and accordingly the Company is subject to credit risk. Other than cash, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable, investments in marketable securities, long-term debt and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals.

Accounts Receivable

Accounts receivable consists primarily of trade accounts receivable due from federal, state, local and international government agencies for operating and managing secure facilities, providing community-based services, providing electronic monitoring and supervision services, providing construction and design services and providing residential and transportation services. The Company generates receivables with its governmental clients and with other parties in the normal course of business as a result of billing and receiving payment. The Company regularly reviews outstanding receivables and provides for estimated losses through a credit loss reserve. In evaluating the level of credit loss reserves, the Company makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the credit loss reserve may be required. The Company also performs ongoing credit evaluations for some of its customers' financial conditions and generally does not require collateral. Generally, the Company receives payment for these services thirty to sixty days in arrears. However, certain of the Company's accounts receivable are paid by customers after the completion of their program year and therefore can be aged in excess of one year. The Company maintains reserves for potential credit losses, and such losses traditionally have been within its expectations. Actual write-offs are charged against the credit loss reserve when collection efforts have been unsuccessful. As of December 31, 2025 and 2024, the Company's trade receivables that were considered to be long-term were not significant.

Restricted Cash and Cash Equivalents

The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported on the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2025	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	$ 68,995	$ 76,896	$ 93,971
Restricted cash and cash equivalents - current	2,998	2,785	—
Restricted cash and investments - non-current	179,366	145,366	135,968
Less Restricted investments - non-current	(127,724)	(99,183)	(70,072)
Total cash, cash equivalents and restricted cash and cash equivalents shown in the statement of cash flows	$ 123,635	$ 125,864	$ 159,867

Amounts included in restricted cash and cash equivalents are attributable to certain contractual cash restriction requirements at the Company's wholly owned Australian subsidiary related to asset replacement funds contractually required to be maintained and other guarantees as well as cash held in the Company's captive insurance company, Florina. Restricted investments - non-current (included in Restricted Cash and Investments in the accompanying consolidated balance sheets) consists of the Company's rabbi trust established for an employee and employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan, its rabbi trust established for its Executive Chairman's retirement account held in a money market fund, investments in equity and fixed income mutual funds and money market funds held in the Company's captive insurance subsidiary, Florina, and certain contractual cash requirements at the Company's wholly owned Australian subsidiary related to certain performance guarantees at its Ravenhall facility. The investments held in the rabbi trust related to The GEO Group, Inc. Non-Qualified Deferred Compensation Plan and the investments in equity and fixed income mutual funds held in Florina are restricted investments that are not considered to be restricted cash and cash equivalents in the accompanying consolidated statements of cash flows. Refer to Note 8 - Financial Instruments.

Prepaid expenses and Other Current Assets

Prepaid expenses and other current assets include assets that are expected to be realized within the next fiscal year. Prepaid expenses represents $48.4 million and $37.4 million of the total balance as of December 31, 2025 and 2024. Other current assets consist primarily of food and uniform inventory. Included in the balance at December 31, 2025 is approximately $7.6 million of federal, state and international tax overpayments that will be applied against tax payments in 2026. Included in the balance at December 31, 2024 is approximately $8.9 million of federal, state and international tax overpayments that were applied against tax payments in 2025.

Inventory

Inventory, which consists primarily of component parts related to electronic monitoring equipment, is stated at the lower of average cost or net realizable value and is approximately $41.0 million and $35.9 million at December 31, 2025 and 2024, respectively. Inventory is included in Other Non-Current Assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. The Company has not made any such changes in estimates during the years ended December 31, 2025, 2024 and 2023. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of company-owned secure facilities. Cost for self-constructed secure facilities includes direct materials and labor, capitalized interest and certain other indirect costs associated with construction of the facility, such as property taxes, other indirect labor and related benefits and payroll taxes. The Company begins the capitalization of costs during the pre-construction phase, which is the period during which costs are incurred to evaluate the site and continues until the facility is substantially complete and ready for occupancy. Labor costs capitalized for the years ended December 31, 2025, 2024 and 2023 were not significant. The capitalized costs of real estate projects are assigned to individual components of the project based on specific identification. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Refer to Note 5 - Property and Equipment.

Idle Facilities/Asset Impairments

The following table summarizes the Company's idled facilities as of December 31, 2025 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity (beds)	Reentry Services Design Capacity (beds)	Secure Services Net Carrying Value December 31, 2025	Reentry Services Net Carrying Value December 31, 2025	Total Net Carrying Value December 31, 2025
Rivers Correctional Facility	2021	1,320	-	35,969	-	35,969
Big Spring Correctional Facility	2021	924	-	32,005	-	32,005
Flightline Correctional Facility	2021	1,452	-	39,761	-	39,761
McFarland Female Community Reentry Facility	2020	300	-	10,481	-	10,481
Cheyenne Mountain Recovery Center	2020	700	-	17,314	-	17,314
Lea County Correctional Facility	2025	1,200	—	45,412	—	45,412
Philadelphia Residential [1]	2024	-	400	-	6,032	6,032
Coleman Hall [1]	2017	-	350	-	5,531	5,531
Total		5,896	750	$ 180,942	$ 11,563	$ 192,505

[1] The Company had entered into a purchase and sale agreement in the second quarter of 2024 for these facilities that was less than the net carrying values. As such, the Company recorded a total impairment loss for both facilities of approximately $2.3 million during the second quarter of 2024 which is included in gain (loss) on asset divestitures/impairment in the accompanying consolidated statements of operations. The purchase and sale agreement was later terminated. There was no indication of impairment related to the Company's idle facilities during the year ended December 31, 2025 or 2023.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, the Company performs a recoverability test to determine whether or not an impairment loss should be measured.

The Company tests idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, the Company groups assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. The Company's probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. The Company performs the impairment analysis on an annual basis, or more frequently as needed, for each of the idle facilities and takes into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in the Company's most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact the Company's ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities the Company owns, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of the Company's idle facilities, at amounts that are less than their carrying value could also cause the Company to reconsider the assumptions used in the most recent impairment analysis. The Company has identified marketing prospects to utilize each of the remaining currently idled facilities and has determined that no current impairment exists. The Company has also received valuations from a third party on certain facilities. However, the Company can provide no assurance that it will be able to secure management contracts to utilize its idle facilities, or that it will not incur impairment charges in the future. In all cases, the undiscounted cash flows in the Company's analysis as of December 31, 2025, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded.

The Company's evaluations also take into consideration historical experience in securing new facility management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods the Company's currently idle facilities have been idle. Such previously idled facilities are currently being operated under contracts that generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with federal and state agencies to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones the Company is currently experiencing.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to forecasted terms and conditions in contracts with prospective customers that could impact the estimate of projected cash flows. Notwithstanding the effects the current economy has had on the Company's customers for available beds in the short term which has led to the Company's decision to idle certain facilities, the Company believes the long-term trends favor an increase in the utilization of its idle facilities. This belief is also based on the Company's experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by federal and state agencies.

Leases

The Company determines whether a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of the lease payments over the term of the lease. Many of GEO's leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. Only renewal or termination options that are reasonably certain to be exercised by the Company are included in the lease term which is used in the calculation of lease liabilities and right-of-use assets. In addition, lease agreements may include periodic adjustments to payment amounts for inflation or other variables, or may require payments for taxes, insurance, maintenance or other expenses, which are generally referred to as non-lease components. The Company accounts for non-lease components together with the related lease components for all classes of leased assets. The Company does not typically enter into lease agreements that contain a residual guarantee or that provide for variable lease payments.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value, however, most of GEO's lease agreements do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

For leases where the Company is the lessor, upon adoption of ASC 842, the Company elected to also apply the practical expedient to not separate non-lease components from the associated lease component if certain criteria are met for each class of underlying assets. Lease components are elements of an arrangement that provide the customer with the right to use an identified asset. Non-lease components are distinct elements of a contract that are not related to securing the use of the leased asset and revenue is recognized in accordance with ASC 606. The Company considers common area maintenance ("CAM") and service income associated with tenant work orders to be non-lease components because they represent delivery of a separate service but are not considered a cost of securing the identified asset. In the case of the Company's business, the identified asset would be the leased real estate. The Company assessed and concluded that the timing and pattern of transfer for non-lease components and the associated lease component are the same. The Company determined that the predominant component was the lease component and as such its leases continue to qualify as operating leases. The Company made a policy election to account for and present the lease component and the non-lease component as a single component in revenue.

Assets Held under Finance Leases

Assets held under finance leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

Goodwill and Other Intangible Assets, Net

Goodwill

The Company has recorded goodwill as a result of its business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. The Company's goodwill is not amortized and is tested for impairment annually on the first day of the fourth quarter, and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. The reporting units are the same as the reportable segments for U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services.

On the annual measurement date of October 1, 2025, the Company's management elected to qualitatively assess the Company's goodwill for impairment for all of its reporting units. Under provisions of the qualitative analysis, when testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test to identify goodwill impairment and measures the amount of goodwill impairment loss to be recognized, if any. The Company will also perform a quantitative test if it has been several years since the last one. The qualitative factors used by the Company's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on the Company's existing business, the Company's financial performance and stock price, industry outlook and market competition. With respect to the qualitative assessments, management determined that, as of October 1, 2025, it was more likely than not that the fair value of its reporting units exceeded their respective carrying values. Goodwill recorded at the Company's International Services reporting unit is not significant. No impairment charges were recorded for the years ended December 31, 2025, 2024 or 2023.

Other Intangible Assets, Net

The Company has also recorded other finite and indefinite lived intangible assets as a result of previously completed business combinations. Other acquired finite and indefinite lived intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company's intent to do so. The Company's intangible assets include facility management contracts, trade names and technology. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination; the value of BI's and Protocol Criminal Justice, Inc.'s ("Protocol") trade names represent, among other intangible benefits, name recognition to its customers and intellectual property rights; and the acquired technology represented BI's innovation with respect to its GPS tracking, monitoring, radio frequency monitoring, voice verification monitoring and alcohol compliance systems which is fully amortized as of December 31, 2025 and 2024. When establishing useful lives, the Company considers the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. The Company also considers the impact of renewal terms when establishing useful lives. The Company currently amortizes its acquired facility management contracts over periods ranging from three to twenty-one years and its acquired technology over seven years to eight years. There is no residual value associated with the Company's finite-lived intangible assets. The Company reviews its trade name assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company does not amortize its indefinite lived intangible assets. The Company reviews its indefinite lived intangible assets annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The qualitative factors used by GEO's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on our existing business, our financial performance and stock price, industry outlook and market competition. These reviews resulted in no significant impairment to the carrying value of the indefinite lived intangible assets for all periods presented. The Company records the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software. Costs related to design or maintenance of internal-use software are expensed as incurred. As of December 31, 2025 and 2024, included in Property and Equipment, Net is approximately $15.8 million and $18.8 million of capitalized internal-use software costs, respectively.

Debt Issuance Costs

Debt issuance costs, net of accumulated amortization of $7.5 million and $4.5 million, totaling $27.4 million and $34.6 million at December 31, 2025 and 2024, respectively, are included in Long-Term Debt, Non-Recourse Debt and Other Non-Current Assets in the accompanying Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the term of the related debt.

Lease Revenue

The Company leases nine of its owned facilities to unrelated parties. Six of which have a five-year term through June 2030. The carrying value of these leased facilities as of December 31, 2025 is $43.8 million, net of accumulated depreciation of $27.7 million. For the additional three leased facilities, one facility has a term that expires in October 2026. The carrying value of this leased facility as of December 31, 2025 was $2.0 million, net of accumulated depreciation of $1.1 million. One facility has a term of sixty-six months with one-year renewal options which base term expires in October 2028. The carrying value of this leased facility as of December 31, 2025 was $71.0 million, net of accumulated depreciation of $40.8 million. The remaining facility has a term of twenty years with renewals and expires in October 2041. The carrying value of this leased facility as of December 31, 2025 was $19.4 million, net of accumulated depreciation of $19.5 million. Rental income, included in Revenues, for leased facilities for the years ended December 31, 2025, 2024 and 2023 was approximately $15.1 million, $15.0 million and $11.4 million, respectively. As of December 31, 2025, future minimum rentals to be received on these leases are as follows:

Year	Annual Rental (in thousands)
2026	$ 15,786
2027	15,934
2028	14,601
2029	7,124
2030	5,812
Thereafter	49,574
Total	$ 108,831

Variable Interest Entities

The Company evaluates its joint ventures and other entities in which it has a variable interest (a "VIE"), generally in the form of investments, loans, guarantees, or equity in order to determine if it has a controlling financial interest and is required to consolidate the entity as a result. The reporting entity with a variable interest that provides the entity with a controlling financial interest in the VIE will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not consolidate its 50% owned South African joint venture interest in SACS, a VIE. SACS joint venture investors are GEO and Kensani Corrections, Pty. Ltd (an independent third party); each partner owns a 50% share. The Company has determined it is not the primary beneficiary of SACS since it does not have the power to direct the activities of SACS that most significantly impact its performance. As such, the Company's investment in this entity is accounted for under the equity method of accounting. SACS was established and subsequently, in 2001, was awarded a 25-year contract to design, finance and build the Kutama Sinthumule Correctional Centre in Louis Trichardt, South Africa. To fund the construction of the prison, SACS obtained long-term financing from its equity partners and lenders, the repayment of which is fully guaranteed by the South African government, except in the event of default, in which case the government guarantee is reduced to 80%. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $5.9 million at December 31, 2025.

The Company does not consolidate its 50% owned joint venture in the United Kingdom. In February 2011, GEO UK, executed a Shareholders Agreement (the "Shareholders Agreement") with Amey Community Limited ("Amey") and Amey UK PLC ("Amey Guarantor") to form GEOAmey, a private company limited by shares incorporated in England and Wales. GEOAmey was formed by GEO UK and Amey (an independent third party) for the purpose of performing escort and related custody services in England, Wales and Scotland. In order to form this private company, GEOAmey issued share capital of £100 divided into 100 shares of £1 each and allocated the shares 50/50 to GEO UK and Amey. GEO UK and Amey each have three directors appointed to the Board of Directors and neither party has the power to direct the activities that most significantly impact the performance of GEOAmey. As such, the Company's investment in this entity is accounted for under the equity method of accounting. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $7.7 million at December 31, 2025.

Fair Value Measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). The Company carries certain of its assets and liabilities at fair value, measured on a recurring basis, in the accompanying Consolidated Balance Sheets. The Company also has certain assets and liabilities which are not carried at fair value in its accompanying Consolidated Balance Sheets and discloses the fair value measurements compared to the carrying values as of each balance sheet date. The Company's fair value measurements are disclosed in Note 8 - Financial Instruments and Note 9 - Fair Value of Assets and Liabilities. The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability. The Company recognizes transfers between Levels 1, 2 and 3 as of the actual date of the event or change in circumstances that cause the transfer.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to GEO's customers, in an amount that reflects the consideration GEO expects to be entitled to in exchange for those goods or services. Sales, value-added and other taxes GEO collects concurrent with revenue producing activities and that are subsequently remitted to governmental authorities are excluded from revenues. The guidance distinguishes between goods and services. The definition of services under the guidance includes everything other than goods. As such, in the case of GEO, this guidance views the provision of housing and electronic monitoring as a service.

When a contract includes variable consideration, GEO determines an estimate of the variable consideration and evaluates whether the estimate needs to be constrained; therefore, GEO includes the variable consideration in the transaction price only to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration estimates are updated at each reporting date. One of GEO's international contracts, related to its Ravenhall facility (discussed further below), contains a provision where a significant portion of the revenue for the contract is based on the performance of certain targets. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria include the Company's ability to achieve certain contractual benchmarks relative to the quality of service it provides, non-occurrence of certain disruptive events, effectiveness of its quality control programs and its responsiveness to customer requirements. The performance of these targets is measured quarterly and there was no significant constraint on the estimate of such variable consideration for this contract during the years ended December 31, 2025, 2024 and 2023.

GEO does not disclose the value of unsatisfied performance obligations for (i) contracts with an expected length of one year or less and (ii) contracts for which revenue is recognized at the amount to which GEO has the right to invoice for services performed, which is generally the case for all of GEO's contracts. Incidental items that are immaterial in the context of the contract are recognized as expense. GEO generally does not incur incremental costs related to obtaining a contract with its customers that would meet the requirement for capitalization. There were no assets recognized from costs to obtain a contract with a customer at December 31, 2025 or 2024.

The timing of revenue recognition may differ from the timing of invoicing to customers. GEO records a receivable when services are performed which are due from its customers based on the passage of time. GEO records a contract liability if consideration is received in advance of the performance of services. Generally, GEO's customers do not provide payment in advance of the performance of services. Therefore, any contract liability is not significant at December 31, 2025 or 2024. Revenue recognized during the years ended December 31, 2025, 2024 and 2023 that was included in the opening balance of unearned revenue was not significant. There have been no significant amounts of revenue recorded in the periods presented from performance obligations either wholly or partially satisfied in prior periods.

The right to consideration under GEO's contracts is only dependent on the passage of time and is therefore considered to be unconditional. Payment terms and conditions vary by contract type although terms generally include a requirement of payment within 30 days after performance obligations are satisfied and generally do not include a significant financing component. There have been no significant changes in receivables or unearned revenue balances during the periods other than regular invoicing and collection activity.

The following table disaggregates GEO's revenue by major source and also provides a reconciliation with revenue information disclosed for reportable segments in Note 14 - Business Segments and Geographic Information:

	Year Ended December 31, 2025 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased: Secure Services	$ 1,388,316	$ —	$ —	$ —	$ 1,388,316
Owned and Leased: Community-based	—	—	164,471	—	164,471
Managed Only	438,684	—	6,846	197,109	642,639
Electronic Monitoring Services and Other Reentry	—	320,919	115,204	—	436,123
Total Revenues	$ 1,827,000	$ 320,919	$ 286,521	$ 197,109	$ 2,631,549

	Year Ended December 31, 2024 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,207,979	$ —	$ —	$ —	$ 1,207,979
Owned and Leased - Community-based	—	—	163,911	—	163,911
Managed Only	396,407	—	6,421	208,924	611,752
Electronic Monitoring Services and Other Reentry	—	332,826	107,234	—	440,060
Total Revenues	$ 1,604,386	$ 332,826	$ 277,566	$ 208,924	$ 2,423,702

		Year Ended December 31, 2023 (in thousands)			
	U.S Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,140,548	$ —	$ —	$ —	$ 1,140,548
Owned and Leased - Community-based	—	—	166,987	—	166,987
Managed Only	377,744	—	5,093	193,894	576,731
Electronic Monitoring Services and Other Reentry	—	425,879	103,022	—	528,901
Total Revenues	$ 1,518,292	$ 425,879	$ 275,102	$ 193,894	$ 2,413,167

Owned and Leased - Secure Services

GEO recognizes revenue for secure housing services where GEO owns or leases the facility as services are performed. GEO provides for the safe and secure housing and care of incarcerated individuals under public-private partnerships with federal, state and local government agencies. This includes providing 24-hour care and supervision, including but not limited to, such services as medical, transportation, food service, laundry services and various programming activities. These tasks are considered to be activities to fulfill the safe and secure housing performance obligation and are considered to be individually separate promises in the contract which are aggregated into one performance obligation. Each of these activities is highly interrelated and GEO performs a significant level of integration of these activities. GEO has identified these activities as a bundle of services and determined that each day of the promised service is distinct. The services provided are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method). GEO has determined that revenue for these services are recognized over time as its customers simultaneously receive and consume the benefits as the services are performed, which is on a continual daily basis, and GEO has a right to payment for performance completed to date. Time-based output methods of revenue recognition are considered to be a faithful depiction of GEO's efforts to fulfill its obligations under its contracts and therefore reflect the transfer of services to its customers. GEO's customers generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Owned and Leased - Community-based

GEO recognizes revenue for community-based reentry services where GEO owns or leases the facility in a manner similar to its secure services discussed above. GEO provides individuals nearing the end of their judicially imposed sentence with the resources necessary to productively transition back into society. Through its residential reentry centers, GEO provides federal and state parolees and probationers with temporary housing, rehabilitation, substance abuse counseling and vocational and educational programs. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time based on the same criteria as discussed above for secure services revenues. GEO's customers also generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Managed Only

GEO recognizes revenue for its managed only contracts in the same manner as its Owned and Leased Secure Services and Owned and Leased Community-based contracts as discussed above. The primary exception is that GEO does not own or lease the facility. The facility is owned by the customer. In certain circumstances, GEO's customers may request that GEO make certain capital improvements to the facility or make other payments related to the facility. These payments are amortized as a reduction of revenues over the life of the contract. GEO's customers generally pay for these services based on a net rate per day per individual or a fixed monthly rate.

Electronic Monitoring and Supervision Services and Other Reentry

Electronic Monitoring and Supervision Services and Other Reentry revenue consist of the Company's contracts with federal and various state and local governments to provide location, alcohol and drug detecting electronic monitoring and case management services to individuals on an as needed or as requested basis. This category also includes the Company's day reporting centers.

GEO recognizes revenues for electronic monitoring and case management services as the services are performed. Services provided consist of community-based supervision (home visits), in-person reporting, telephonic reporting and GPS and other electronic monitoring as well as overall contract management services. The rates for the various services are considered to be stated at their individual stand-alone selling prices. GEO has determined that the services to be provided are recognized over time based on the unit of occurrence of the various services as its customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date. Generally, these services are paid based on a net rate per occurrence and a monthly fee for management services.

Certain of the Company's electronic monitoring contracts include providing monitoring equipment and related monitoring services activities (using internal proprietary software platforms) to its customers. These tasks are considered to be activities to fulfill the promise to provide electronic monitoring services to individuals and are not considered to be individually separate promises in the contract. In the context of the contract, the equipment and monitoring service is not considered to be capable of being distinct as the customer typically cannot benefit from the equipment or monitoring service on its own or with other readily available resources. Management has identified these activities as a bundle of services and determined that each day or unit of the promised service is distinct. These services are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method) and are therefore accounted for as a single performance obligation. GEO has determined that services are recognized over time as the customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date.

Services provided for GEO's day reporting centers are similar to its Owned and Leased Community-based services discussed above with the exception of temporary housing.

Income Taxes

The consolidated financial statements reflect provisions for federal, state, local and foreign income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities as a result of a change in tax rates is recognized as income in the period that includes the enactment date. Refer to Note 15 - Income Taxes.

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of the Company's deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which the Company operates, estimates of future taxable income and the character of such taxable income.

Additionally, the Company must use judgment in addressing uncertainties in the application of complex tax laws and regulations. If actual circumstances differ from the Company's assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required, which may result in an adverse impact on the results of its operations and its effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. The Company has not made any significant changes to the way it accounts for its deferred tax assets and liabilities in any year presented in the consolidated financial statements. Based on its estimate of future earnings and its favorable earnings history, the Company currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Furthermore, tax positions taken by the Company may not be fully sustained upon examination by the taxing authorities. In determining the adequacy of our provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

Reserves for Insurance Losses

The nature of the Company's business exposes it to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in the Company's care or from a disturbance or riot at a facility. In addition, the Company's management contracts generally require it to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which the Company carries no insurance. There can be no assurance that the Company's insurance coverage will be adequate to cover all claims to which it may be exposed. It is the Company's general practice to bring merged or acquired companies into its corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance its risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as the option of procuring insurance policies for excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

The Company currently maintains a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services through commercial and captive insurance policies. The Company has a professional liability program with a specific loss limit of $45.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. The Company is uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, the Company carries substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.3 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of the Company's facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent the Company from insuring some of its facilities to full replacement value.

Of the insurance policies discussed above, the Company's most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $67.3 million and $56.9 million as of December 31, 2025 and 2024, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. The Company uses statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, the Company considers such factors as historical frequency and severity of claims at each of its facilities, claim development, payment patterns and changes in the nature of its business, among other factors. Such factors are analyzed for each of the Company's business segments. The Company estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. The Company also may experience variability between its estimates and the actual settlement due to limitations inherent in the estimation process, including its ability to estimate costs of processing and settling claims in a timely manner as well as its ability to accurately estimate the Company's exposure at the onset of a claim. Because the Company has high deductible insurance policies, the amount of its insurance expense is dependent on its ability to control its claims experience. If actual losses related to insurance claims significantly differ from the Company's estimates, its financial condition, results of operations and cash flows could be materially adversely impacted.

With respect to operations in South Africa and Australia, the Company utilizes locally procured insurance to meet contractual insurance requirements and protect the Company.

Comprehensive Income

Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's total comprehensive income is comprised of net income attributable to GEO, net income attributable to noncontrolling interests, foreign currency translation adjustments that arise from consolidating foreign operations that do not impact cash flows, net unrealized gains and/ or losses on derivative instruments, and pension liability adjustments in the consolidated statements of shareholders' equity.

The components of accumulated other comprehensive loss attributable to GEO included in the consolidated statement of shareholders' equity are as follows (in thousands):

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized gain on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2025	$ (26,939)	$ 3,833	$ (15)	$ 1,519	$ (21,602)
Current-period other comprehensive income (loss)	5,499	(1,089)	491	(1,271)	3,630
Balance, December 31, 2025	$ (21,440)	$ 2,744	$ 476	$ 248	$ (17,972)

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized loss on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2024	$ (19,755)	$ 3,041	$ —	$ 72	$ (16,642)
Current-period other comprehensive income (loss)	(7,184)	792	(15)	1,447	(4,960)
Balance, December 31, 2024	$ (26,939)	$ 3,833	$ (15)	$ 1,519	$ (21,602)

There were no reclassifications out of accumulated other comprehensive income (loss) during the years ended December 31, 2025 or 2024.

The foreign currency translation adjustment, net of tax, related to noncontrolling interests was not significant for the years ended December 31, 2025 or 2024.

Foreign Currency Translation

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders' equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. Any adjustment resulting from translating the financial statements of the foreign subsidiary is reflected as other comprehensive income, net of related tax. Gains and losses on foreign currency transactions are included in the statement of operations.

Derivatives

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value and records derivatives as either assets or liabilities on the balance sheet. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Derivative instruments are classified in the same category as cash flows from the items being hedged and any related gains and losses are reported as financing activities in the Consolidated Statement of Cash Flows.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities and attributing all derivatives that are designated as fair value hedges to fixed rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Stock-Based Compensation Expense

The Company recognizes the cost of stock-based compensation awards based upon the grant date fair value of those awards. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. Stock-based compensation expense is recognized ratably over the requisite service period, which is typically the vesting period.

The fair value of stock-based option awards was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for options awarded during years 2025, 2024 and 2023:

	2025	**2024**	**2023**
Risk free interest rates	4.02%	4.35%	4.27%
Expected term	4-5 years	4-5 years	4-5 years
Expected volatility	58%	53%	52%

The Company uses historical data to estimate award exercises and employee terminations/forfeitures within the valuation model. The expected term of the awards represents the period of time that awards granted are expected to be outstanding and is based on historical data and expected holding periods. The maximum contractual term of stock-based option awards is ten years. The Company issues shares of its common stock upon the exercise of stock-based option awards out of its reserve established for its Amended 2018 Plan.

For restricted stock share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation is recorded. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable.

For restricted stock share-based awards that contain a market condition, the probability of satisfying the market condition is considered in the estimate of grant-date fair value and previously recorded compensation expense is not reversed if the market condition is never met. The fair value of restricted stock awards granted in 2025, 2024 and 2023 with market-based performance conditions was determined based on a Monte Carlo simulation, which calculates a range of possible outcomes and the probabilities that they will occur, using the following average key assumptions:

	2025	**2024**	**2023**
Expected volatility	51.4%	52.0%	62.9%
Beta	1.10	0.95	0.92
Risk free interest rate	3.90%	4.30%	4.60%

Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. available to common stockholders represents net income attributable to The GEO Group, Inc. reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contained non-forfeitable rights to dividends declared and paid on the shares of common stock, were participating securities and were included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements.

Recent Accounting Pronouncements

The following accounting standard was adopted in the current period:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 focuses on the tax rate reconciliation and income taxes paid disclosure in the Provision for Income Taxes. ASU No. 2023-09 requires a public business entity (PBE) to annually disclose a tabular rate reconciliation using both percentages and currency amounts. The tabular information is to be broken out into specified categories. Information provided under the specified categories may need to be further broken out by nature and jurisdiction to the extent those items exceed a specified threshold, generally 5% of the federal tax amount. In addition, entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign, with further disaggregation by jurisdiction, if the amount is at least 5% of total income tax paid, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. Entities may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ended December 31, 2025, and continuing to provide the pre-ASU disclosures for the prior periods. Alternatively, entities may apply ASU 2023-09 retrospectively by providing the revised disclosures for all periods presented. We adopted this ASU prospectively for the period ended December 31, 2025, which impacted our disclosures with no impact to our financial condition and results of operations. Refer to Note 15 - Income Taxes of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

The following accounting standards will be adopted in future periods:

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Topic 350-40): Targeted Improvements to the Accounting for Internal-Use Software". This amendment modernizes and makes targeted improvements to the accounting for software costs found under Topic 350-40, effective for fiscal years and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of adopting this standard on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The ASU is effective for the Registrants for annual and interim periods beginning after December 15, 2025. The guidance should be applied on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company expects that this ASU will impact only the Company's disclosures and not its financial condition and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on our results of operations or financial position.
.

2.   Shareholders' Equity

Common Stock

Each holder of the Company's common stock is entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Upon any liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding.

Preferred Stock

In April 1994, the Company's Board authorized 30 million shares of "blank check" preferred stock. The Board is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges. As of December 31, 2025 and 2024, there were no shares of preferred stock outstanding.

Automatic Shelf Registration on Form S-3

On October 30, 2023, the Company filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that enables the Company to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement became automatically effective upon filing and is valid for three years.

Prospectus Supplement

On December 28, 2023, in connection with the shelf registration, the Company filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of GEO's common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the years ended December 31, 2025 or 2024.

Share Repurchase Program

On August 4, 2025, the Company's Board of Directors ("Board") authorized and approved a Share Repurchase Program covering the repurchase of up to $300 million of shares of the Company's common stock through an expiration date of June 30, 2028. Repurchases of the Company's common stock will be made in accordance with applicable securities laws and may be made at senior management's discretion from time to time in the open market, by block purchase, through privately negotiated transactions, pursuant to a trading plan, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The authorization for the share repurchase program may be extended, increased, decreased, suspended or terminated by the Board of Directors in its discretion at any time. Repurchases of the Company's common stock (and the timing thereof) will depend upon market conditions, regulatory requirements, the Company's existing obligations, including its Credit Agreement, other corporate liquidity requirements and priorities and other factors as may be considered in the Company's sole discretion. The authorization for the share repurchase program does not obligate the Company to purchase any particular amount of the Company's common stock. During the year ended December 31, 2025, the Company repurchased 4,939,452 shares of its common stock under the program.

On November 4, 2025, the Board authorized and approved an increase to the size of the Share Repurchase Program from $300 million to $500 million and also extended the expiration date from June 30, 2028 to December 31, 2029.

Noncontrolling Interests

The Company includes the results of operations and financial position of SACM or the "joint venture", its majority-owned subsidiary, in its consolidated financial statements. SACM was established in 2001 to operate correctional centers in South Africa. The joint venture currently provides security and other management services for the Kutama Sinthumule Correctional Centre in the Republic of South Africa under a 25-year management contract which commenced in February 2002. The Company's and the joint venture partner's shares in the profits of the joint venture are 88.75% and 11.25%, respectively. There were no changes in the Company's ownership percentage of the consolidated subsidiary during the years ended December 31, 2025, 2024 and 2023.

3. Equity Incentive Plans

The Board adopted The GEO Group, Inc. Second Amended and Restated 2018 Stock Incentive Plan (the "Amended 2018 Plan"), which was approved by the Company's shareholders and became effective on May 3, 2024. The Amended 2018 Plan supersedes the previous 2018 Stock Incentive Plan. As of the date the Amended 2018 Plan was approved by the Company's shareholders, it provided for a reserve of an additional 12,400,000 shares of common stock that may be issued pursuant to awards granted under the Amended 2018 Plan. The Company filed a Form S-8 registration statement related to the Amended 2018 Plan on May 7, 2024.

Under the terms of the Amended 2018 Plan, the vesting period and, in the case of stock options, the exercise price per share, are determined by the terms of each grant agreement. All stock options that have been granted under the Company plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the stock options vest and become exercisable ratably over a four-year period. All stock options awarded under the Amended 2018 Plan expire no later than ten years after the date of the grant. When options are exercised, the Company issues shares of common stock related to the exercised options.

The Company recognized compensation expense related to the Amended 2018 Plan for the years ended December 31, 2025, 2024 and 2023 as follows (in thousands):

	2025	2024	2023
Stock option plan expense	$ 1,935	$ 993	$ 631
Restricted stock expense	$ 21,658	$ 17,115	$ 14,433

Stock Options

A summary of the activity of the Company's stock options is presented below:

	Shares (In thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Options outstanding at January 1, 2025	1,632	$ 16.64	5.59	$ 19,520
Granted	377	26.23		
Exercised	(312)	14.59		
Forfeited/Canceled	(233)	24.29		
Options outstanding at December 31, 2025	1,464	$ 18.25	6.07	$ 4,254
Options vested and expected to vest at December 31, 2025	1,398	$ 18.15	5.95	$ 4,141
Options exercisable at December 31, 2025	714	$ 18.94	3.70	$ 2,029

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of 2025 and the exercise price, times the number of shares that are "in the money") that would have been received by the option holders had all option holders exercised their options on December 31, 2025. This amount changes based on the fair value of the Company's stock.

The following table summarizes information relative to stock option activity during the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Intrinsic value of options exercised	$ 3,673	$ 4,804	$ 94
Fair value of shares vested	$ 1,065	$ 658	$ 519

The following table summarizes information about the exercise prices and related information of stock options outstanding under the Amended 2018 Plan at December 31, 2025:

Exercise Prices ($)	Options Outstanding			Options Exercisable		
	Number Outstanding	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price
	(In thousands)					
0-8.75	204	5.76	$ 6.45	146	5.62	$ 6.73
8.75-18.23	555	7.25	$ 12.01	193	6.00	$ 12.70
18.23-27.35	521	6.67	$ 24.58	191	2.34	$ 21.74
27.35-34.42	184	1.16	$ 32.27	184	1.16	$ 32.27
Total	1,464	6.07	$ 18.25	714	3.70	$ 18.94

The weighted average grant date fair value of options granted during the year ended December 31, 2025, 2024 and 2023 was $13.95, $6.64 and $4.53 per share, respectively. There were 0.4 million, 0.4 million and 0.4 million options granted during the year ended December 31, 2025, 2024 and 2023, respectively.

The following table summarizes the status of non-vested stock options as of December 31, 2025 and changes during the year ended December 31, 2025:

	Number of Shares	Wtd. Avg. Grant Date Fair Value
	(In thousands)	
Options non-vested at January 1, 2025	318	$ 4.86
Granted	377	13.95
Vested	(273)	3.91
Forfeited	(233)	5.80
Options non-vested at December 31, 2025	189	$ 9.17

As of December 31, 2025, the Company had $5.1 million of unrecognized compensation costs related to non-vested stock option awards that are expected to be recognized over a weighted average period of 2.9 years.

Restricted Stock

During the year ended December 31, 2025, the Company granted 1,827,298 shares of restricted stock to certain employees and executive officers. Of these awards, 137,500 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics during 2025, 2026 and 2027. The fair value of restricted stock awards, which do not contain a market-based condition, is determined using the closing price of the Company's common stock on the date of the grant and compensation expense is recognized over the vesting period. Generally, the restricted stock awards vest in equal increments over either a three or four-year period.

The vesting of market and performance-based restricted stock grants awarded in 2025 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the shares of restricted stock ("TSR Target Award") can vest at the end of a three-year performance period if GEO meets certain total shareholder return ("TSR") performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2025 to December 31, 2027 and (ii) up to 50% of the shares of restricted stock ("ROCE Target Award") can vest at the end of a three-year period if GEO meets certain return on capital employed ("ROCE") performance targets over a three year period from January 1, 2025 to December 31, 2027. These market and performance awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2024, the Company granted 1,820,838 shares of restricted stock to certain employees and executive officers. Of these awards, 368,807 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2024 to December 31, 2026.

The vesting of the market and performance-based restricted stock grants awarded in 2024 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from

January 1, 2024 to December 31, 2026; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year performance period if GEO meets certain ROCE performance targets over a three year period from January 1, 2024 to December 31, 2026. These market and performance-based awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2023, the Company granted approximately 1,758,455 shares of restricted stock to its executive officers and to certain senior employees. Of these awards, 422,121 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2023 to December 31, 2025.

The vesting of the market and performance-based restricted stock grants awarded in 2023 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2023 to December 31, 2025; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year period if GEO meets certain ROCE performance targets over a three year period from January 1, 2023 to December 31, 2025. These market and performance-based awards can vest at the end of the three-year performance period at between 0% and 200% of the target awards for both metrics. The number of shares shown for the performance-based awards is based on the target awards for both metrics.

The metric related to TSR is considered to be a market condition. For share-based awards that contain a market condition, the probability of satisfying the market condition must be considered in the estimate of grant-date fair value. Compensation expense is recognized over the vesting period and previously recorded compensation expense is not reversed if the market condition is never met. Refer to Note 1 - Summary of Business Organization, Operations and Significant Accounting Policies-*Stock-Based Compensation Expense,* for the assumptions and method used to value these awards.

The metric related to ROCE is considered to be a performance condition. For share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation expense is recorded. The Company reviews the likelihood of which target in the range will be achieved and if deemed probable, compensation expense is recorded at that time. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable. During 2025, 2024 and 2023, the Company deemed the achievement of the target award to be probable and there were no significant changes in the estimated quantity of awards expected to vest. The fair value of these awards was determined based on the closing price of the Company's common stock on the date of grant.

The following table summarizes the status of restricted stock awards as of December 31, 2025 and changes during the year ended December 31, 2025:

	Shares (In thousands)		Wtd. Avg. Grant Date Fair value
Restricted stock outstanding at January 1, 2025	3,714	$	9.77
Granted	1,827		26.69
Vested	(2,934)		8.89
Forfeited/Canceled	(150)		15.19
Restricted stock outstanding at December 31, 2025	2,457	$	15.70

As of December 31, 2025, the Company had $22.5 million of unrecognized compensation cost that is expected to be recognized over a weighted average period of 2.38 years.

Employee Stock Purchase Plan

The Company previously adopted The GEO Group, Inc. 2011 Employee Stock Purchase Plan (the "Plan" or "ESPP") effective July 9, 2011. The Company has since amended and restated the Plan (the "Amended ESPP") which was approved by the Company's shareholders on April 28, 2021, and became effective on July 9, 2021. The purpose of the Amended ESPP, which is qualified under Section 423 of the Code, is to encourage stock ownership through payroll deductions by the employees of GEO and designated subsidiaries of GEO in order to increase their identification with the Company's goals and secure a proprietary interest in the Company's success. These deductions are used to purchase shares of the Company's common stock at a 5% discount from the then current market price. The maximum number of shares of common stock reserved for issuance over the term of the Amended ESPP on the amended effective date shall not exceed 506,023 shares.

The Amended ESPP is considered to be non-compensatory. As such, there is no compensation expense required to be recognized. Share purchases under the Amended ESPP are made on the last day of each month. During the years ended December 31, 2025, 2024 and 2023, 8,180, 10,923 and 20,630 shares of common stock, respectively, were issued in connection with the Plan.

4.   Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. operations available to common stockholders represents net income attributable to The GEO Group, Inc. operations reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contained non-forfeitable rights to dividends declared and paid on the shares of common stock, were participating securities and were included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements. The if-converted method includes the dilutive effect of potential common shares related to the 6.50% Exchangeable Notes due 2026, if any. The remaining balance of the 6.50% Exchangeable Notes due 2026 were redeemed in full in 2025. Basic and diluted earnings per share were calculated for the years ended December 31, 2025, 2024 and 2023 as follows (in thousands, except per share data):

Fiscal Year	2025	2024	2023
	(In thousands, except per share data)		
Net Income	$ 254,306	$ 31,896	$ 107,183
Loss attributable to noncontrolling interests	66	70	142
Less: Undistributed income allocable to participating securities	—	(2,107)	(18,223)
Net income attributable to The GEO Group, Inc. operations available to common stockholders	$ 254,372	$ 29,859	$ 89,102
Basic earnings per share attributable to The GEO Group, Inc. available to common stockholders:			
Weighted average shares outstanding	137,487	131,318	121,908
Per share amount-basic	$ 1.85	$ 0.23	$ 0.73
Diluted earnings per share attributable to The GEO Group, Inc. available to common stockholders:			
Weighted average shares outstanding	137,487	131,318	121,908
Dilutive effect of equity incentive plans	2,236	2,746	1,790
Weighted average shares assuming dilution	139,723	134,064	123,698
Per share amount-diluted	$ 1.82	$ 0.22	$ 0.72

For the year ended December 31, 2025, 485,880 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 61,010 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2024, 1,214,934 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 13,470 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2023, 1,560,715 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 201,946 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

5.   Property and Equipment

Property and equipment consist of the following at fiscal year-end:

	Useful Life (Years)	2025	2024
		(In thousands)	
Land	—	$ 129,753	$ 119,056
Buildings and improvements	2 to 50	2,300,407	2,327,392
Leasehold improvements	1 to 29	276,570	280,296
Equipment	3 to 10	253,639	245,591
Furniture, fixtures and computer software	1 to 7	91,603	86,064
Facility construction in progress	—	29,147	21,544
Total		$ 3,081,119	$ 3,079,943
Less accumulated depreciation and amortization		(1,196,921)	(1,180,253)
Property and equipment, net		$ 1,884,198	$ 1,899,690

The Company amortizes its leasehold improvements over the shorter of their estimated useful lives or the terms of the leases including renewal periods that are reasonably assured. The Company's construction in progress primarily consists of new construction and renovations to facilities that are owned by the Company. There was no Interest capitalized in property and equipment for the years ended December 31, 2025 and 2024.

Depreciation expense was $117.6 million, $113.2 million and $111.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

6.   Derivative Financial Instruments

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value.

In August 2019, the Company entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of its variable rate debt to 4.22%. The Company has designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The Company has determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, the Company records the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. Total unrealized gain (loss) recorded in total other comprehensive income (loss), net of tax, related to these cash flow hedges was $(1.1) million, $0.8 million and $(0.6) million during the years ended December 31, 2025, 2024 and 2023, respectively. The total fair value of the swap assets as of December 31, 2025 and 2024 was $3.5 million and $4.9 million, respectively, and is recorded as a component of Other Non-Current assets within the accompanying balance sheet. There was no material ineffectiveness for the period presented. The Company does not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 11 - Debt for additional information.

7.   **Goodwill and Other Intangible Assets, Net**

The Company has recorded goodwill as a result of its various business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible assets and intangible assets acquired net of liabilities assumed, including noncontrolling interests. Changes in the Company's goodwill balances recognized during the years ended December 31, 2025 and 2024 were as follows (in thousands):

	January 1, 2025		Foreign currency translation		December 31, 2025
U.S. Secure Services	$ 316,366	$	—	$	316,366
Electronic Monitoring and Supervision Services	289,570		—		289,570
Reentry Services	148,873		—		148,873
International Services	1,192		27		1,219
Total Goodwill	$ 756,001	$	27	$	756,028

	January 1, 2024	Additions		Foreign currency translation		December 31, 2024
U.S. Secure Services	$ 316,366	$ —	$	—	$	316,366
Electronic Monitoring and Supervision Services	289,570			—		289,570
Reentry Services	148,873	—		—		148,873
International Services [1]	390	836		(34)		1,192
Total Goodwill	$ 755,199	$ 836	$	(34)	$	756,001

[1] On May 1, 2024, the Company completed an acquisition of all of the ownership shares of Correct Care Australasia Pty Ltd, an entity that performed health care services located in Australia. The purchase price was approximately AUD6.0 million, or approximately $3.9 million, based on exchange rates on the date of acquisition subject to certain adjustments. The purpose of the acquisition was to expand GEO's health care services in Australia. The net assets acquired and operations were not material to our results from operations during the year ended December 31, 2025 or 2024.

Intangible assets consisted of the following as of December 31, 2025 and 2024 (in thousands):

	Weighted Average Useful Life (years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Facility management contracts	17.3	$ 223,798	$ (151,666)	$ 72,132	$ 223,790	$ (142,414)	$ 81,376
Trade names	Indefinite	45,200	—	45,200	45,200	—	45,200
Total acquired intangible assets		$ 268,998	$ (151,666)	$ 117,332	$ 268,990	$ (142,414)	$ 126,576

The accounting for recognized intangible assets is based on the useful lives to the reporting entity. Intangible assets with finite useful lives are amortized over their useful lives and intangible assets with indefinite useful lives are not amortized. The Company estimates the useful lives of its intangible assets taking into consideration (i) the expected use of the asset by the Company, (ii) the expected useful lives of other related assets or groups of assets, (iii) legal or contractual limitations, (iv) the Company's historical experience in renewing or extending similar arrangements, (v) the effects of obsolescence, demand, competition and other economic factors and (vi) the level of maintenance expenditures required to obtain the expected cash flows from the asset.

Amortization expense was $9.3 million, $9.3 million and $11.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, and primarily related to the U.S. Secure Services and Reentry Services segments' amortization of intangible assets for acquired management contracts. The Company relies on its historical experience in determining the useful life of facility management contracts. The Company makes assumptions related to acquired facility management contracts based on the competitive environment for individual contracts, our historical success rates in retaining contracts, the supply of available beds in the market, changes in legislation, the projected profitability of the facilities and other market conditions. As of December 31, 2025, the weighted average period before the next contract renewal or extension for the facility management contracts was approximately 1.3 years. Although the facility management contracts acquired have renewal and extension terms in the near term, the Company has historically maintained these relationships beyond the contractual periods.

Estimated amortization expense related to the Company's finite-lived intangible assets for 2026 through 2030 and thereafter is as follows (in thousands):

Fiscal Year	Total Amortization Expense
2026	$ 7,107
2027	6,931
2028	6,853
2029	6,853
2030	6,853
Thereafter	37,535
	$ 72,132

8. Financial Instruments

The following table provides a summary of the Company's significant financial assets carried at fair value and measured on a recurring basis (in thousands):

	Fair Value Measurements at December 31, 2025			
	Carrying Value at December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trusts	$ 4,354	$ —	$ 4,354	$ —
Marketable equity and fixed income securities	75,244	2,362	72,882	—
Interest rate swap derivatives	3,473	—	3,473	—

	Fair Value Measurements at December 31, 2024			
	Carrying Value at December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trusts	$ 1,818	$ —	$ 1,818	$ —
Marketable equity and fixed income securities	54,392	2,069	52,323	—
Interest rate swap derivatives	4,851	—	4,851	—

The Company's Level 2 financial instruments included in the tables above as of December 31, 2025 and December 31, 2024 consist of interest rate swap derivative assets/liabilities held by GEO, investments in equity and fixed income mutual funds held in the Company's captive insurance subsidiary, Florina and investments in mutual funds held in the Company's rabbi trust established for employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan. The Company's Level 1 financial instruments included in the table above as of December 31, 2025 and 2024 consist of money market funds held in Florina.

The interest rate swap derivative assets are valued using a discounted cash flow model based on projected borrowing rates. The Company's restricted investment in the rabbi trust for The GEO Group, Inc. Non-qualified Deferred Compensation Plan is invested in equity and fixed income pooled funds. The marketable equity and fixed income securities are valued using quoted rates.

9. Fair Value of Assets and Liabilities

The Company's Consolidated Balance Sheets reflect certain financial instruments at carrying value. The following table presents the carrying values of those instruments and the corresponding estimated fair values (in thousands):

| | Estimated Fair Value Measurements at December 31, 2025 | | | | |
	Carrying Value as of December 31, 2025	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 68,995	$ 68,995	$ 68,995	$ —	$ —
Restricted cash and investments	54,640	54,640	54,640	—	—
Liabilities:					
Borrowings under credit agreement	$ 358,583	$ 358,583	$ —	$ 358,583	$ —
8.625% Senior Secured Notes due 2029	650,000	684,437	—	684,437	—
10.250% Senior Notes due 2031	625,000	685,375	—	685,375	—

| | Estimated Fair Value Measurements at December 31, 2024 | | | | |
	Carrying Value as of December 31, 2024	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 76,896	$ 76,896	$ 76,896	$ —	$ —
Restricted cash and investments	48,968	48,968	48,968	—	—
Liabilities:					
Borrowings under credit agreement	$ 430,823	$ 436,838	$ —	$ 436,838	$ —
8.625% Senior Secured Notes due 2029	650,000	687,239	—	687,239	—
10.250% Senior Notes due 2031	625,000	682,281	—	682,281	—
6.50% Exchangeable Senior Notes due 2026	100	314	—	314	

The fair values of the Company's cash and cash equivalents, and restricted cash and investments approximates the carrying values of these assets at December 31, 2025 and 2024. Restricted cash consists of money market funds, bank deposits, commercial paper and time deposits used for asset replacement funds and other funds contractually required to be maintained at the Company's Australian subsidiary. The fair value of the money market funds and bank deposits is based on quoted market prices (Level 1).

As of December 31, 2025 and 2024, the recurring fair values of the Company's 8.625% Secured Notes due 2029 and the 10.250% Unsecured Notes due 2028 are based on Level 2 inputs using quotations by major market news services, such as Bloomberg. The fair value of the Company's Credit Agreement was also based on quotations by major market news services and also estimates of trading value considering the Company's borrowing rate, the undrawn spread and similar instruments. The Company retired its remaining 6.50% exchangeable senior notes due 2026 (the "Convertible Notes" or 6.50% Exchangeable Senior Notes") during 2025.

10. Accrued Expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	2025	2024
Accrued interest	$ 26,502	$ 26,029
Accrued other compensation	29,982	22,082
Accrued insurance	74,658	65,490
Accrued property and other taxes	36,562	32,920
Accrued legal and professional fees	2,988	2,898
Construction retainage	819	373
Other	26,019	27,976
Total	$ 197,530	$ 177,768

11. Debt

Debt consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Credit Agreement		
Term Loan	$ —	$ 320,823
Unamortized discount on term loan	—	(2,889)
Unamortized debt issuance costs on term loan	—	(5,049)
Revolver	358,583	110,000
Total Credit Agreement	358,583	422,885
8.625% Secured Notes due 2029		
Notes Due in 2029	650,000	650,000
Unamortized debt issuance costs	(9,643)	(12,039)
Total 8.625% Secured Notes due 2029	640,357	637,961
10.250% Unsecured Notes due 2031		
Notes Due in 2031	625,000	625,000
Unamortized debt issuance costs	(10,169)	(11,522)
Total 10.25% Unsecured Notes due 2031	614,831	613,478
6.50% Exchangeable Senior Notes:		
Notes Due in 2026	-	100
Unamortized debt issuance costs	-	-
Total 6.50% Exchangeable Senior Notes Due in 2026	-	100
Finance Lease Obligations	29	556
Other debt	36,823	38,048
Total debt	1,650,623	1,713,028
Current portion of finance lease obligations and long-term debt	(1,355)	(1,612)
Finance Lease Obligations, long-term portion	-	(219)
Long-Term Debt	$ 1,649,268	$ 1,711,197

Senior Notes Offering and Credit Agreement

On April 18, 2024, the Company announced the closing of its private offering of $1.275 billion aggregate principal amount of senior notes, comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 (the "Secured Notes"), issued under the Indenture, dated as of April 18, 2024 (the "2029 Indenture") and $625.0 million aggregate principal amount of 10.250% senior notes due 2031 (the "Unsecured Notes" and, together with the Secured Notes, the "Notes"), issued under the Indenture, dated as of April 18, 2024 (the "2031 Indenture" and, together with the 2029 Indenture, the "Indentures"). The Notes are guaranteed (the "Secured Note Guarantees" and the "Unsecured Note Guarantees," respectively, and collectively, (the "Guarantees") by GEO's domestic subsidiaries that are guarantors under the senior secured credit facility (the "Guarantors").

The Company also entered into a credit agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility and the commitments thereunder, and a first-lien senior secured term loan facility.

On July 14, 2025, the Company entered into a First Amendment to Credit Agreement (the "Amendment") which amended its Credit Agreement dated as of April 18, 2024. The Amendment increased the Company's Revolving Credit Facility (the "Revolver") commitments from $310 million to $450 million and extended the Revolver's maturity from April 15, 2029 to July 14, 2030. The Amendment also lowered the applicable interest rates based on the total leverage ratio for loans using the Alternate Base Rate and loans using the Secured Overnight Financing Rate ("SOFR") by 0.50%. Currently, revolving credit loans accruing interest at a SOFR based rate would accrue interest at the term SOFR reference rate for the applicable interest period plus 2.75% per annum, which is lower by 0.50% from the applicable rate prior to the Amendment. The Amendment also increases the Company's capacity to make restricted payments over the next five years and makes certain additional modifications to the Credit Agreement. Prior to the closing of the Amendment, GEO repaid $132 million of the Term Loan B outstanding under the Credit Agreement. Subsequently, as a result of an asset sale of one of the Company's owned facilities, the Company repaid the remaining balance of the Term Loans under the Credit Agreement. In connection with these transactions, the Company incurred a loss on extinguishment of debt, consisting of the write-off of deferred finance costs and the payment of call premiums, of approximately $8.4 million during the year ended December 31, 2025.

Secured Notes

Certain terms and conditions of the 2029 Indenture and the Secured Notes are as follows:

Maturity. The Secured Notes mature on April 15, 2029.

Interest. The Secured Notes accrue interest at a rate of 8.625% per year. Interest on the Secured Notes is payable semi-annually on each April 15 and October 15, commencing October 15, 2024.

Issue Price. The Secured Notes were issued at par.

Guarantees. The Secured Notes are fully and unconditionally guaranteed by each of the Initial Guarantors (as defined in the 2029 Indenture) and may be guaranteed by additional subsidiaries of the Company when a subsidiary guarantees debt under the credit facilities (other than debt securities) and debt securities in an aggregate principal amount of at least $100.0 million.

Ranking. The Secured Notes and the Secured Note Guarantees are GEO and the Guarantors' respective senior, secured obligations, and the indebtedness evidenced by the Secured Notes and the Secured Note Guarantees will rank equal in right of payment to all of GEO's and the Guarantors' other existing and future senior obligations, including the indebtedness under the Credit Agreement and the guarantees thereof; effectively senior in right of payment to all of GEO's and the Guarantors' existing and future unsecured indebtedness, including the Unsecured Notes, and the guarantees thereof, to the extent of the value of the Collateral (as defined below); senior in right of payment to any of GEO's and the Guarantors' future subordinated indebtedness; effectively junior in right of payment to any of GEO's and the Guarantors' future secured indebtedness that is secured by a lien on any assets not constituting Collateral, to the extent of the value of such assets; and structurally subordinated to all existing and future indebtedness and other liabilities of the Subsidiaries that do not guarantee the Secured Notes and joint ventures, including trade payables.

Security. The Secured Notes and the Secured Note Guarantees are secured on a first-priority basis by the same collateral (the "Collateral") that secures the obligations under the Credit Agreement in accordance with the terms of the 2029 Indenture and security agreements relating to the Collateral and instruments filed and recorded in appropriate jurisdictions to preserve and protect the liens on the Collateral (including, without limitation, mortgages, deeds of trust or deed to secure debt and financing statements under the Uniform Commercial Code of the relevant states applicable to the Collateral), each for the benefit of the Trustee, Collateral Agent and the holders of the Secured Notes.

Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Secured Notes.

Optional Redemption. On or after April 15, 2026, the Company may redeem all or a part of the Secured Notes (which includes Additional Notes (as defined in the 2029 Indenture), if any), upon not less than 10 nor more than 60 days' notice, at the fixed redemption prices expressed as percentages of the principal amount set forth in the 2029 Indenture, plus accrued and unpaid interest, if any, on the Secured Notes redeemed, to, but excluding, the applicable redemption date, subject to the rights of holders of Secured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed prior to such date. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Secured Notes at any time and from time to time before April 15, 2026, with an amount up to the net proceeds of certain equity offerings at a redemption price of 108.625% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date provided, that (1) at least 65% of the aggregate principal amount of Secured Notes remains outstanding immediately after the occurrence of that redemption and (2) the redemption occurs within 90 days of the date of the closing of the equity offering. The

Company may also redeem the Secured Notes, in whole or in part, at any time and from time to time before April 15, 2026, at a redemption price equal to 100% of the principal amount of the Secured Notes (which includes Additional Notes, if any), plus the Applicable Premium (as defined in the 2029 Indenture) as of the applicable redemption date, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, subject to the rights of holders of Secured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed prior to such date. Additionally, during any twelve-month period prior to April 15, 2026, the Company shall be entitled at its option on one or more occasions to redeem the Secured Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 10% of the aggregate principal amount of the outstanding Secured Notes (which includes Additional Notes, if any) at a redemption price (calculated by the Company and expressed as a percentage of principal amount) of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control. If a Change of Control (as defined in the 2029 Indenture) occurs, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Secured Notes repurchased, plus accrued and unpaid interest, if any, on the Secured Notes repurchased, to (but not including) the date of purchase, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed or repurchased prior to such date.

Certain Covenants. The 2029 Indenture contains certain covenants that will limit, among other things, the Company's and its Restricted Subsidiaries' (as defined in the 2029 Indenture) ability to: incur additional indebtedness (including guarantees thereof); incur or create liens, other than Permitted Liens (as defined in the 2029 Indenture); make certain Restricted Payments (as defined in the 2029 Indenture); make certain investments; dispose of certain assets; allow to exist certain restrictions on the ability of the Company's Restricted Subsidiaries to pay any dividend or make any other payment or distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (as defined in the 2029 Indenture); engage in certain transactions with affiliates; and engage in any business other than Permitted Businesses (as defined in the 2029 Indenture). These covenants are subject to a number of important limitations and exceptions.

Events of Default. The 2029 Indenture contains customary events of default which could, subject to certain conditions, cause the Secured Notes to become immediately due and payable.

The Secured Notes are also subject to the terms of the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement"), dated April 18, 2024, among GEO, GEOCH, the other grantors from time to time party thereto, Citizens Bank, N.A., as Credit Agreement Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, and Ankura Trust Company, LLC as Initial Additional Collateral Agent and Initial Additional Authorized Representative. The First Lien Intercreditor Agreement sets forth the relative rights and obligations of the holders of First Lien Secured Obligations (which means (i) all obligations as defined in the Credit Agreement, (ii) all obligations under the Secured Notes, the 2029 Indenture, the Secured Note Guarantees and the Security Documents (as defined in the 2029 Indenture), and (iii) any other indebtedness secured on a first lien pari passu basis with such obligations), in each case, with respect to shared Collateral.

Unsecured Notes
Certain terms and conditions of the 2031 Indenture and the Unsecured Notes are as follows:

Maturity. The Unsecured Notes mature on April 15, 2031.

Interest. The Unsecured Notes accrue interest at a rate of 10.250% per year. Interest on the Unsecured Notes is payable semi-annually on each April 15 and October 15, commencing October 15, 2024.

Issue Price. The Unsecured Notes were issued at par.

Guarantees. The Unsecured Notes are fully and unconditionally guaranteed by each of the Initial Guarantors (as defined in the 2031 Indenture) and may be guaranteed by additional subsidiaries of the Company when a subsidiary guarantees debt under the credit facilities (other than debt securities) and debt securities in an aggregate principal amount of at least $100.0 million.

Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Unsecured Notes.

Optional Redemption. On or after April 15, 2027, the Company may redeem all or a part of the Unsecured Notes (which includes Additional Notes (as defined in the 2031 Indenture), if any), upon not less than 10 nor more than 60 days' notice, at the fixed redemption prices expressed as percentages of the principal amount set forth in the 2031 Indenture, plus accrued and unpaid interest, if any, on the Unsecured Notes redeemed, to, but excluding, the applicable redemption date, subject to the rights of holders of Unsecured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed prior to such date. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Unsecured Notes at any time and from time to time before April 15, 2027, with an amount up to the net proceeds of certain equity offerings at a redemption price of 110.250% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date provided, that (1) at least 65% of the aggregate principal amount of Unsecured Notes remains outstanding immediately after the occurrence of that redemption and (2) the redemption occurs within 90 days of the date of the closing of the equity offering. The Company may also redeem the Unsecured Notes, in whole or in part, at any time and from time to time before April 15, 2027, at a redemption price equal to 100% of the principal amount of the Unsecured Notes (which includes Additional Notes, if any), plus the Applicable Premium (as defined in the 2031 Indenture) as of the applicable redemption date, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, subject to the rights of holders of Unsecured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed prior to such date.

Change of Control. If a Change of Control (as defined in the 2031 Indenture) occurs, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Unsecured Notes repurchased, plus accrued and unpaid interest, if any, on the Unsecured Notes repurchased, to (but not including) the date of purchase, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed or repurchased prior to such date.

Certain Covenants. The 2031 Indenture contains certain covenants that will limit, among other things, the Company's and its Restricted Subsidiaries' (as defined in the 2031 Indenture) ability to: incur additional indebtedness (including guarantees thereof); incur or create liens, other than Permitted Liens (as defined in the 2031 Indenture); make certain Restricted Payments (as defined in the 2031 Indenture); make certain investments; dispose of certain assets; allow to exist certain restrictions on the ability of the Company's Restricted Subsidiaries to pay any dividend or make any other payment or distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (as defined in the 2031 Indenture); engage in certain transactions with affiliates; and engage in any business other than Permitted Businesses (as defined in the 2031 Indenture). These covenants are subject to a number of important limitations and exceptions.

Events of Default. The 2031 Indenture contains customary events of default which could, subject to certain conditions, cause the Unsecured Notes to become immediately due and payable.

Credit Agreement

GEO and GEOCH, as borrowers (collectively, the "Credit Facility Borrowers"), entered into a Credit Agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility (the "Revolving Credit Facility"; and the commitments thereunder, the "Revolving Credit Facility Commitments") and a first-lien senior secured term loan facility (the "Term Loan Facility" and, together with the Revolving Credit Facility, the "Credit Facility"). As of December 31, 2025, the aggregate principal amount of revolving credit commitments under the Revolving Credit Facility was $450 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the New Term Loan Facility was $450.0 million. On July 14, 2025, the Company amended its Credit Agreement as discussed above.

The loans under the Revolving Credit Facility (the "Revolving Credit Loans") bore interest at a per annum rate equal to either (i) Alternate Base Rate (as defined below) plus an applicable margin or (ii) Term SOFR (as defined below) (subject to a 0.75% floor) plus an applicable margin, which applicable margin shall, in either case, vary depending on GEO's total leverage ratio as of the most recent determination date, and the Credit Facility Borrowers would pay a fee in respect of the unused revolving commitments under the Revolving Credit Facility at a per annum rate ranging from 0.25% to 0.50%, in each case depending on GEO's total leverage ratio as of the most recent determination date, where "Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate for such day plus 1/2 of 1% and (c) Term SOFR (as defined below) for a one-month tenor in effect on such day, plus 1%, and "Term SOFR" means the Term Secured Overnight Financing Rate. The loans under the Term Loan Facility (the "Term Loans") bear interest at a per annum rate equal to either (i) Alternate Base Rate plus an applicable margin for Alternate Base Rate Loans and (ii) Term SOFR (subject to a 0.75% floor) plus an applicable margin for Term SOFR Loans.

The Term Loans amortized at a rate equal to 1.25% of the original principal amount of such Term Loans per quarter. Mandatory prepayments of loans under the Credit Agreement were required in respect of certain casualty and asset sale proceeds and excess cash flow, subject to certain thresholds and exceptions. Voluntary prepayments of the Revolving Credit Loans could be made by the Credit Facility Borrowers at any time without premium or penalty (subject to reimbursement for customary breakage expenses). Voluntary prepayments of the Term Loans and any prepayments of Term Loans required in connection with any acceleration of the maturity thereof (or in connection with a foreclosure or other disposition of or realization upon any Collateral or other satisfaction or compromise of any obligations thereunder in any insolvency or other similar proceeding) would require payment of a premium equal to (i) 2.00% of the principal amount prepaid or required to be prepaid if made prior to the first anniversary of the effective date of the Term Loan Facility and (ii) 1.00% of the principal amount prepaid or required to be prepaid if made on or after the first anniversary of the effective date of the Term Loan Facility but prior to the second anniversary of the effective date of the Term Loan Facility. As discussed above, the Company repaid the balance of the Term Loans during the third quarter of 2025.

The Revolving Credit Facility Commitments under the Revolving Credit Facility were scheduled to terminate, and the Revolving Credit Loans were scheduled to mature, on the earliest of (i) April 15, 2029, (ii) in the event that any Term Loans remain outstanding on the date that is ninety-one days prior to the Term Loan Maturity Date (as defined below), the date that is ninety-one days prior to the Term Loan Maturity Date, (iii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any Senior Notes remains outstanding on the Senior Notes Springing Maturity Date (as defined below), it being understood that Senior Notes shall not be considered to be outstanding for purposes of this clause (iii) to the extent GEO, shall have deposited or caused to be deposited funds into a customary irrevocable escrow in an amount sufficient to pay or redeem such Senior Notes in full on the maturity date thereof (the "Maturity Reserve Condition"), where "Senior Notes" refers to each of the Secured Notes and the Unsecured Notes and any other senior notes issued by GEO or any of its subsidiaries and "Senior Notes Springing Maturity Date" means the date that is ninety-one days prior to the stated maturity date of the applicable Senior Notes. The Term Loans will mature on the earliest of (i) April 15, 2029 and (ii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any series or class of Senior Notes remains outstanding on the Senior Notes Springing Maturity Date, such Senior Notes Springing Maturity Date, unless the Maturity Reserve Condition is satisfied with respect to such Senior Notes (such earliest date, the "Term Loan Maturity Date").

The Credit Agreement contains certain customary representations and warranties, affirmative covenants and negative covenants, including restrictions on the ability of GEO and its restricted subsidiaries to, among other things, (i) create, incur or assume any indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) make certain restricted payments, (vi) engage in transactions with affiliates, (vii) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value any subordinated indebtedness, except as permitted under applicable subordination terms, (viii) engage in other businesses, except as permitted, and (ix) materially impair the security interests securing the obligations under the Credit Agreement. The Credit Agreement also contains certain financial covenants, including a maximum total leverage ratio covenant, a maximum first lien leverage ratio covenant and a minimum interest coverage ratio covenant. In addition, the Credit Agreement restricts GEO from electing to be taxed as a real estate investment trust under the Internal Revenue Code. The Credit Agreement also contains certain customary events of default.

The Credit Facility guarantors will guarantee the obligations in respect of the commitments and loans under the Credit Agreement. The obligations of the Credit Facility Borrowers and the Credit Facility guarantors in respect of the Credit Agreement will be secured by first-priority liens on substantially all of their assets, including real property interests with respect to which the Credit Agreement requires the execution and delivery of a mortgage. The rights of the holders of the Secured Notes in the Collateral (including the right to exercise remedies) is subject to the First Lien Intercreditor Agreement.

On November 13, 2025, the Company entered into a Second Amendment to Credit Agreement (the "Amendment"), by and among each of GEO and GEO Corrections Holdings, Inc., as the Borrowers, the guarantors named therein, Citizens Bank, N.A., as administrative agent, and the lenders party thereto. The Amendment effectively removes the 3.00 to 1.00 total leverage ratio hurdle from one-half of the $150.0 million general carve-out to the Credit Agreement's restricted payments negative covenant.

As of December 31, 2025, the Company had $358.6 million in borrowings under its revolver, and approximately $44.4 million in letters of credit which left approximately $47.0 million in additional borrowing capacity under the revolver. The weighted average interest rate on outstanding borrowings under the Credit Agreement as of December 31, 2025 was 6.19%.

Subsequent to the year ended December 31, 2025, the Company closed on an amendment to the Company's Amended Credit Agreement to increase the Company's revolving credit facility commitments from $450 million to $550 million, effective January 20, 2026. Refer to Note 17 - Subsequent Events for further information.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, the Company's wholly owned subsidiary, GEOCH, completed a private offering of $230 million aggregate principal amount of 6.50% Exchangeable Senior Notes due 2026 (the "Convertible Notes"). The Convertible Notes were to mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bore interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the Convertible Notes was payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders could have exchanged the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders could have exchanged their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, GEO was to pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock.

Upon conversion, the Company was to pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate was 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate would have been subject to adjustment in certain events. If the Company or GEOCH had undergone a fundamental change, holders could have required GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

During 2024, the Company retired $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes as a result of private exchange transactions with an exchange value of approximately $410 million. The consideration consisted of cash of $229.9 million, using a combination of the net proceeds from the Senior Notes Offering and cash on hand, and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, the Company issued approximately 4.2 million shares that were in treasury. During the first quarter of 2025, the Company retired the remaining outstanding balance.

Other

In August of 2019, the Company entered into two identical notes in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the notes are through September 1, 2034 and bear interest at LIBOR plus 200 basis points and are payable in monthly installments plus interest. The Company has entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2025 is $0.4 million of deferred loan costs incurred in the transaction. Refer to Note 6 - Derivative Financial Instruments for further information.

The weighted average interest rate on outstanding borrowings under all of our outstanding debt balances as of December 31, 2025 was 8.61%

The Company was in compliance with its debt covenants at December 31, 2025.

.

Debt Repayment

Debt repayment schedules under Finance Lease Obligations, Long-Term Debt, Term Loans and the Credit Agreement are as follows:

Fiscal Year	Finance Leases		Long-Term Debt		Revolver		Total Repayment	
			(In thousands)					
2026	$	29	$	1,326	$	—	$	1,355
2027		—		1,383		—		1,383
2028		—		1,439		—		1,439
2029		—		651,499		—		651,499
2030		—		1,576		358,583		360,159
Thereafter		—		655,034		—		655,034
		29		1,312,257		358,583		1,670,869
Current portion		(29)		(1,326)		—		(1,355)
Non-current portion	$	—	$	1,310,931	$	358,583	$	1,669,514

Guarantees

The Company has entered into certain guarantees in connection with the performance of a facility in Australia. The obligations amounted to approximately AUD53 million, or $35 million, based on exchange rates in effect as of December 31, 2025.

At December 31, 2025, the Company also had six letters of guarantee outstanding under separate international facilities relating to performance guarantees of its Australian subsidiary totaling $7.6 million. The guarantees exist over the term of the respective contracts.

Except as discussed above, the Company does not have any off-balance sheet arrangements.

12. Leases

The Company has operating and finance leases for facilities, ground leases, office space, computers, copier equipment and transportation vehicles that have remaining lease terms of one year to seventy-six years, some of which include options to extend the lease for up to ten years.

Lease related assets and liabilities are recorded on the balance sheet as follows (in thousands):

	Classification on the Balance Sheet	December 31, 2025		December 31, 2024	
Assets					
Operating lease assets	Operating Lease Right-of-Use Assets, Net	$	72,294	$	95,327
Finance lease assets	Property and Equipment, Net		27		514
Total lease assets		$	72,321	$	95,841
Liabilities					
Current					
Operating	Operating lease liabilities, current portion	$	17,193	$	25,335
Finance [1]	Current portion of long-term debt		29		337
Noncurrent					
Operating	Operating Lease Liabilities		57,557		73,638
Finance [1]	Other Non-Current Liabilities		-		219
Total lease liabilities		$	74,779	$	99,529

[1] Also refer to Note 11 - Debt.

Certain information related to the lease costs for finance and operating leases is presented as follows (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Operating lease cost	$ 32,812	$ 34,359
Finance lease cost:		
Amortization of right-of-use assets	488	691
Interest on lease liabilities	9	35
Total finance lease cost	497	726
Short-term lease cost	16,751	13,302
Total lease cost	$ 50,060	$ 48,387
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows for operating leases	$ 33,181	$ 35,085
Operating cash flows for finance leases	$ 10	$ 36
Financing activities for finance leases	$ 525	$ 728
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 17,863	$ 21,324
Right-of-use assets obtained in exchange for new finance lease liabilities	$ —	$ —
Weighted average remaining lease term:		
Operating leases	7.2 years	5.5 years
Finance leases	0.2 years	0.9 years
Weighted average discount rate:		
Operating leases	6.90%	6.60%
Finance leases	3.90%	3.90%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet as of December 31, 2025 (in thousands).

	Operating Leases	Finance Leases
2026	$ 23,262	$ 29
2027	18,920	—
2028	13,313	—
2029	9,585	—
2030	5,556	—
Thereafter	27,390	—
Total minimum lease payments	98,026	29
Less: amount of lease payment representing interest	(23,276)	—
Present value of future minimum lease payments	74,750	29
Less: current obligations under leases	(17,193)	(29)
Long-term lease obligations	$ 57,557	$ —

13. Benefit Plans

The Company's employees participate in an Employee Retirement Savings Plan (the "Retirement Plan") under Section 401(k) of the Internal Revenue Code that covers substantially all U.S. based salaried employees. Employees may contribute a percentage of eligible compensation to the Retirement Plan, subject to certain limits under the Internal Revenue Code. For the years ended December 31, 2025, 2024 and 2023, the Company provided matching contributions of $9.5 million, $9.5 million and $8.5 million, respectively.

The Company has two non-contributory defined benefit pension plans covering certain of the Company's executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchased and is the beneficiary of life insurance policies for certain participants enrolled in the plans. There were no significant transactions between the employer or related parties and the plans during 2025, 2024 or 2023.

The Company had a non-qualified deferred compensation agreement with its Executive Chairman. The agreement provided for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2025, the Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

The Company and its Executive Chairman entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to the Company, the Company will pay to the Executive Chairman an amount equal to $3,600,000 which shall be paid in cash. The payment shall be credited with interest at a rate of 5% compounded quarterly. Additionally, at the end of each calendar year provided that the Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, GEO will credit an amount equal to $1,000,000 (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as was provided for under the prior retirement agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $16.3 million at December 31, 2025 which is fully funded. The following table presents the balance due to the Executive Chairman at the end of the next four years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to the Company under his Employment Agreement, as amended which is effective through April 2, 2029:

Period End	Retirement Obligation
	(In thousands)
12/31/2026	$ 20,856
12/31/2027	$ 26,351
12/31/2028	$ 33,029
12/31/2029	$ 36,415

The Company had established several trusts for the purpose of paying the retirement benefit pursuant to the Amended and Restated Executive Retirement Agreement. The trusts are revocable "rabbi trusts" and the assets of the trusts are subject to the claims of the Company's creditors in the event of the Company's insolvency.

The following table summarizes key information related to the Company's defined benefit pension plans. The table illustrates the reconciliation of the beginning and ending balances of the benefit obligation showing the effects during the periods presented attributable to service cost, interest cost, plan amendments, termination benefits, actuarial gains and losses. The assumptions used in the Company's calculation of accrued pension costs are based on market information and the Company's historical rates for employment compensation and discount rates. The vested benefit obligation is determined as the actuarial present value of the vested benefits to which the employee is currently entitled to but based on the employee's expected date of separation or retirement.

	December 31, 2025	December 31, 2024
Accumulated Benefit Obligation, End of Year	$ 26,248	$ 24,007
Change in Projected Benefit Obligation		
Projected Benefit Obligation, Beginning of Year	$ 27,027	$ 27,790
Service Cost	532	653
Interest Cost	1,504	1,365
Actuarial Loss (Gain)	1,360	(1,772)
Benefits Paid	(1,382)	(1,009)
Projected Benefit Obligation, End of Year	$ 29,041	$ 27,027
Change in Plan Assets		
Plan Assets at Fair Value, Beginning of Year	$ —	$ —
Company Contributions	1,382	1,009
Benefits Paid	(1,382)	(1,009)
Plan Assets at Fair Value, End of Year	$ —	$ —
Unfunded Status of the Plan	$ (29,041)	$ (27,027)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net Loss	(312)	(1,921)
Total Pension Cost	$ (312)	$ (1,921)

	2025	2024
Components of Net Periodic Benefit Cost		
Service Cost	$ 532	$ 653
Interest Cost	1,504	1,365
Amortization of:		
Net Loss	(249)	59
Net Periodic Pension Cost	$ 1,787	$ 2,077
Weighted Average Assumptions for Expense		
Discount Rate	5.55%	5.70%
Expected Return on Plan Assets	N/A	N/A
Rate of Compensation Increase	4.45%	4.44%

The long-term portion of the pension liability related to the defined benefit plan as of December 31, 2025 and 2024 was $28.4 million and $26.2 million, respectively, and is included in Other Non-Current liabilities in the accompanying consolidated balance sheets.

The amount included in accumulated other comprehensive income as of December 31, 2025 that has not yet been recognized as a component of net periodic benefit cost is $0.3 million. There was no amount included in other accumulated comprehensive income as of December 31, 2025 that is expected to be recognized as a component of net periodic benefit cost in fiscal year 2026.

The benefit payments reflected in the table below represent the Company's obligations to employees that are eligible for retirement or have already retired and are receiving deferred compensation benefits:

Fiscal Year	Pension Benefits
	(In thousands)
2026	$ 1,516
2027	1,733
2028	1,901
2029	2,116
2030	2,093
Thereafter	19,682
	$ 29,041

The Company also maintains The GEO Group Inc. Deferred Compensation Plan ("Deferred Compensation Plan"), a non-qualified deferred compensation plan for employees who are ineligible to participate in its qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary and the Company matches employee contributions up to a certain amount based on the employee's years of service. Payments will be made at retirement age of 65, at termination of employment or earlier depending on the employees' elections. The Company established a rabbi trust; the purpose of which is to segregate the assets of the Deferred Compensation Plan from the Company's cash balances. The funds in the rabbi trust are included in Restricted Cash and Investments in the accompanying Consolidated Balance Sheets. A portion of the funds are invested in company owned life insurance policies which are recorded at their cash surrender values. The change in cash surrender value of the life insurance policies is recorded in operating expenses in the accompanying consolidated income statements. The remaining funds are invested in mutual funds. These funds are not available to the Company for any purpose other than to fund the Deferred Compensation Plan; however, these funds may be available to the Company's creditors in the event the Company becomes insolvent. The rabbi trust had a balance of approximately $54.8 million at December 31, 2025. All employee and employer contributions relative to the Deferred Compensation Plan are made directly to the rabbi trust. The Company recognized expense related to its contributions of $0.9 million, $0.8 million and $0.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. The long-term portion of the liability for this plan at December 31, 2025 and 2024 was approximately $47.6 million and $41.8 million, respectively, and is included in Other Non-Current Liabilities in the accompanying Consolidated Balance Sheets. The current portion of this liability was $3.7 million and $2.7 million as of December 31, 2025 and 2024, respectively.

14. Business Segments and Geographic Information

Operating and Reporting Segments

The Company's segments are determined as those operations whose results are reviewed regularly by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, in deciding how to allocate recourses and assess performance. The Company conducts its business through four reportable business segments: the U.S. Secure Services segment; the Electronic Monitoring and Supervision Services segment; the Reentry Services segment; and the International Services segment. The Company has identified these four reportable segments to reflect the current view that the Company operates four distinct business lines, each of which constitutes a material part of its overall business.

The U.S. Secure Services segment primarily encompasses U.S.-based secure services business. The Electronic Monitoring and Supervision Services segment, which conducts its services in the United States, represents services provided to adults for monitoring services and evidence-based supervision and treatment programs for community-based parolees, probationers, and pretrial defendants. The Reentry Services segment, which conducts its services in the United States represents services provided to adults for residential and non-residential treatment, educational and community-based programs, pre-release and half-way house programs. The International Services segment primarily consists of secure services operations in South Africa and Australia. Segment disclosures below (in thousands) reflect the results of continuing operations. All transactions between segments are eliminated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Revenue and operating income for each segment are used by the CODM to assess the performance of each segment in a financial period. The performance of the operating segments is evaluated based on segment operating income, which is defined as income before income taxes before the following: unallocated corporate general and administrative expenses, interest expense, net, loss on extinguishment of debt, and certain gains and losses not allocated to the operating segments. The CODM uses segment operating income as the measure to make resource (including financial or capital resources) allocation decisions for each segment, predominantly in the annual budget and forecasting process.

The CODM considers budget-to-actual variances on a monthly and quarterly basis when evaluating performance for each segment and making decisions about capital allocation.

 Summarized financial information for the Company's segments is shown in the following tables including a reconciliation of the Company's total operating income from its reportable segments to the Company's income before income taxes and equity in earnings of affiliates, in each case, during the years ended December 31, 2025, 2024 and 2023, respectively.

Fiscal Year 2025

	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International Services	Total
Revenues	$ 1,827,000	$ 320,919	$ 286,521	$ 197,109	$ 2,631,549
Less:					
Labor and Related Taxes [1]	1,050,275	96,234	128,684	108,013	1,383,206
Medical Services and Supplies [1]	60,261	—	—	—	60,261
Other Segment Items [2]	387,909	99,699	96,844	72,601	657,053
Operating Income from Segments	$ 328,555	$ 124,986	$ 60,993	$ 16,495	$ 531,029
Unallocated amounts:					
General and administrative expense					(235,939)
Contingent litigation reserve					(37,600)
Net interest expense					(151,445)
Loss on extinguishment of debt					(8,446)
Other income					5,514
Gain on asset divestitures					232,381
Income before income taxes and equity in earnings of affiliates					$ 335,494
Capital Expenditures	$ 148,877	$ 36,211	$ 8,856	$ 3,568	$ 197,512
Depreciation and amortization	$ 90,823	$ 25,411	$ 13,405	$ 2,400	$ 132,039

Fiscal Year 2024

	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International Services	Total
Revenues	$ 1,604,386	$ 332,826	$ 277,566	$ 208,924	$ 2,423,702
Less:					
Labor and Related Taxes [1]	885,863	91,262	126,610	122,039	1,225,774
Medical Services and Supplies [1]	63,585	—	—	—	63,585
Other Segment Items [2]	352,021	94,209	92,659	72,451	611,340
Operating Income from Segments	$ 302,917	$ 147,355	$ 58,297	$ 14,434	$ 523,003
Unallocated amounts:					
General and administrative expense					(213,028)
Net interest expense					(181,837)
Loss on extinguishment of debt					(86,637)
Net gain on asset divestitures/impairment					(2,907)
Income before income taxes and equity in earnings of affiliates					$ 38,594
Capital Expenditures	$ 46,837	$ 24,190	$ 6,206	$ 1,458	$ 78,691
Depreciation and amortization	$ 85,685	$ 24,523	$ 13,619	$ 2,393	$ 126,220

Fiscal Year 2023	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International Services	Total
Revenues	$ 1,518,292	$ 425,879	$ 275,102	$ 193,894	$ 2,413,167
Less:					
Labor and Related Taxes [1]	824,893	96,510	125,626	104,028	1,151,057
Medical Services and Supplies [1]	71,483	—	—	—	71,483
Other Segment Items [2]	351,927	116,466	100,741	78,338	647,472
Operating Income from Segments	$ 269,989	$ 212,903	$ 48,735	$ 11,528	$ 543,155
Unallocated amounts:					
General and administrative expense					(190,766)
Net interest expense					(210,500)
Loss on extinguishment of debt					(8,532)
Net gain on asset divestitures/impairment					4,691
Income before income taxes and equity in earnings of affiliates					$ 138,048
Capital Expenditures	$ 48,270	$ 17,434	$ 4,403	$ 2,895	$ 73,002
Depreciation and amortization	$ 78,917	$ 28,053	$ 16,588	$ 2,226	$ 125,784

[1] The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included in the amounts shown.

[2] Other segment items include:

  U.S. Secure Services - depreciation and amortization, food services and supplies, utilities, repairs and maintenance, rent and lease expense and certain other overhead expenses.

  Electronic Monitoring and Supervision Services - depreciation and amortization, cost of goods sold, rent and lease expense and certain other overhead expenses.

  Reentry Services - depreciation and amortization, medical services and supplies, food services and supplies, rent and lease expense, utilities and certain other overhead expenses.

  International Services - medical services and supplies, food services and supplies, utilities, repairs and maintenance and certain other overhead expenses.

Segment Assets

	2025	2024
	(In thousands)	
Segment assets:		
U.S. Secure Services	$ 2,547,537	$ 2,356,105
Electronic Monitoring and Supervision Services	519,274	504,782
Reentry Services	439,656	465,014
International Services	76,400	71,610
Total segment assets	$ 3,582,867	$ 3,397,511

Asset Reconciliation

The following is a reconciliation of the Company's reportable segment assets to the Company's total assets as of December 31, 2025 and 2024, respectively.

	2025		2024
	(In thousands)		
Reportable segment assets	$ 3,582,867	$	3,397,511
Cash	68,995		76,896
Deferred income tax assets	9,396		9,522
Restricted cash and investments, current and non-current	182,364		148,151
Total assets	$ 3,843,622	$	3,632,080

Geographic Information

During each of the years ended December 31, 2025, 2024 and 2023, the Company's international operations were conducted through the Company's wholly owned Australian subsidiary, The GEO Group Australia Pty. Ltd., through which the Company has management contracts for three correctional facilities and a contract to provide health services for several public prisons and the Company's wholly-owned subsidiary in South Africa, SACM, through which the Company manages one correctional facility.

Fiscal Year	2025		2024		2023
	(In thousands)				
Revenues:					
U.S. operations	$ 2,434,440	$	2,214,778	$	2,219,400
Australia operations	177,030		190,872		177,653
South African operations	20,079		18,052		16,114
Total revenues	$ 2,631,549	$	2,423,702	$	2,413,167
Property and Equipment, net:					
U.S. operations	$ 1,874,746	$	1,890,662	$	1,933,460
Australia operations	9,372		8,944		10,700
South African operations	80		84		118
Total Property and Equipment, net	$ 1,884,198	$	1,899,690	$	1,944,278

Sources of Revenue

The Company derives most of its revenue from the management of secure facilities through public-private partnerships. The Company also derives revenue from the provision of reentry services and electronic monitoring and evidence-based supervision and treatment programs in the United States, and expansion of new and existing secure facilities, processing centers and reentry centers.

Fiscal Year	2025		2024
	(In thousands)		
Revenues:			
Secure Services [1]	$ 2,024,109	$	1,813,310
Electronic Monitoring and Supervision Services	320,919		332,826
Reentry Services	286,521		277,566
Total revenues	$ 2,631,549	$	2,423,702

[1] Includes international secured services

Equity in Earnings of Affiliates

Equity in earnings of affiliates for 2025, 2024 and 2023 includes the operating results of the Company's joint ventures in SACS and GEOAmey. These joint ventures are accounted for under the equity method and the Company's investments in SACS and GEOAmey are presented as a component of other non-current assets in the accompanying Consolidated Balance Sheets.

The Company has recorded $1.9 million, $0.3 million and $1.7 million in earnings, net of tax impact, for SACS operations during the years ended December 31, 2025, 2024 and 2023, respectively, which are included in equity in earnings of affiliates, net of income tax provision in the accompanying Consolidated Statements of Operations. As of December 31, 2025 and 2024, the Company's investment in SACS was $5.9 million and $7.2 million, respectively. The investment is included in other non-current assets in the accompanying Consolidated Balance Sheets. The Company received dividend distributions of $4.2 million, $1.9 million and $2.2 million, in 2025, 2024 and 2023, respectively, from this unconsolidated joint venture.

The Company has recorded $2.6 million, $2.4 million and $2.9 million in earnings, net of tax impact, for GEOAmey's operations during the years ended December 31, 2025, 2024 and 2023, respectively, which are included in equity in earnings of affiliates, net of income tax provision, in the accompanying Consolidated Statements of Operations. As of December 31, 2025 and 2024, the Company's investment in GEOAmey was $7.7 million and $10.3 million, respectively, and represents its share of cumulative reported earnings. The Company received dividend distributions of $5.9 million, $3.2 million and $0.8 million in 2025, 2024 and 2023, respectively, from this unconsolidated joint venture.

Business Concentration

Except for the major customer noted in the following table, no other single customer made up greater than 10% of the Company's consolidated revenues for the following fiscal years:

Customer	2025	2024	2023
Various agencies of the U.S. Federal Government:	67%	62%	63%

Concentration of credit risk related to the major customer above for accounts receivable is as follows:

Customer	2025	2024
Various agencies of the U.S. Federal Government:	78%	64%

The concentrations above relate primarily to the Company's U.S. Secure Services and its Electronic Monitoring Supervision segments.

In addition, the ISAP contract accounted for 10% and 14% of the Company's consolidated revenues for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2025, the ISAP contract accounted for less than 10% of the Company's consolidated revenues.

15. **Income Taxes**

The United States and foreign components of income before income taxes and equity in earnings in affiliates are as follows:

	2025	2024	2023
	(In thousands)		
Income before income taxes and equity in earnings in affiliates			
United States	$ 317,699	$ 22,723	$ 125,495
Foreign	17,795	15,871	12,553
Income before income taxes and equity in earnings in affiliates	$ 335,494	$ 38,594	$ 138,048

The provision for income taxes consists of the following components:

	2025	2024	2023
	(In thousands)		
Federal income taxes (benefit):			
Current	$ 43,310	$ (2,253)	$ 23,107
Deferred	17,019	3,913	1,256
	60,329	1,660	24,363
State income taxes (benefit):			
Current	14,619	3,952	6,139
Deferred	4,943	(1,406)	766
	19,562	2,546	6,905
Foreign income taxes (benefit):			
Current	5,702	6,165	4,677
Deferred	127	(970)	(546)
	5,829	5,195	4,131
Total U.S. and foreign provision for income taxes	$ 85,720	$ 9,401	$ 35,399

We adopted ASU 2023-09 "Income Taxes (Topic 740): Improvements To Income Tax Disclosures" on a prospective basis beginning with the year ended December 31, 2025. The following table presents required disclosure pursuant to ASU 2023-09 and reconciles the U.S. federal statutory tax amount and rate to our actual global effective amount and rate for the year ended December 31, 2025:

	2025	
	(In thousands)	**Percent**
Tax at U.S. Statutory Rate	$ 70,453	21.0%
State and local income taxes, net of federal income tax effect[1]	15,557	4.6%
Foreign tax effects	2,121	0.6%
Effect of changes in tax laws or rates enacted in the current period	—	0.0%
Effect of cross-border tax laws	321	0.1%
Tax credits	(1,771)	-0.5%
Changes in valuation allowances	—	0.0%
Nontaxable or nondeductible items	(527)	-0.2%
Changes in unrecognized tax benefits	(154)	0.0%
Other, net	(280)	0.0%
Total provision (benefit) for income taxes	$ 85,720	25.6%

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California, Florida and Texas.

The Company's effective tax rate differs from the U.S. statutory rate of 21% primarily due to a $2.1 million tax expense related to foreign tax effects, a $1.8 million tax benefit related to U.S. tax credits, and State income taxes, net of federal tax benefits of $15.6 million.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes prior to the adoption of ASU 2023-09 is as follows:

	2024		2023	
	(In thousands)			
Provisions using statutory federal income tax rate	$	8,105	$	28,990
State income taxes, net of federal tax benefit		2,291		8,221
Change in valuation allowance		(24)		(3,292)
Federal tax credits		(1,507)		(1,733)
Effect of tax rate differential in foreign jurisdictions		1,412		1,137
Tax impact of vested equity compensation		192		2,879
Asset divestiture		(921)		(1,529)
Interest deduction on equity issued (convertible debt)		(3,503)		—
Political contributions		1,090		629
Change in cash surrender value - COLI		(1,300)		(1,158)
Disallowed executive compensation - non-equity		1,174		1,444
Other, net		2,392		(189)
Total provision for income taxes	$	9,401	$	35,399

The Company's 2024 effective tax rate differed from the U.S. statutory rate of 21% primarily due to the net tax benefit of $3.5 million ($42.5 million tax benefit of the tax deduction less $39.0 million tax expense of the related uncertain tax position) related to the $174.4 million tax deduction for GEO shares issued to holders of our 6.50% Exchangeable Senior Notes due 2026 that participated in private exchange transactions during 2024 as reflected in shareholders' equity, the tax benefit from the release of a valuation allowance of $3.3 million on certain state net operating losses used in 2023, and lower taxes on asset divestitures in 2024 and 2023 of $0.9 million and $1.5 million, respectively. Additionally, taxes differed due to state income taxes and foreign income taxes in excess of the US statutory rate in the presented periods. State income taxes, net of federal tax benefits of $2.3 million and $8.2 million were incurred in 2024, and 2023, respectively.

The following table presents the breakdown between non-current net deferred tax liabilities as classified on the balance sheets as of December 31, 2025 and 2024:

	2025		2024	
	(In thousands)			
Deferred tax assets - non-current	$	9,396	$	9,522
Deferred tax liabilities - non-current		(99,689)		(78,198)
Total net deferred tax liabilities	$	(90,293)	$	(68,676)

The significant components of the Company's deferred tax assets and liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
	(In thousands)	
Deferred tax assets:		
Net operating losses	$ 22,185	$ 18,750
Accrued liabilities and reserves	14,127	12,907
Deferred compensation	20,335	17,974
Accrued compensation	8,238	8,595
Deferred revenue	990	1,071
Tax credits	2,275	2,264
Equity awards	2,629	3,797
Operating lease liability	18,984	24,809
Other, net	3,044	5,579
Valuation allowance	(22,974)	(19,331)
Total deferred tax assets	$ 69,833	$ 76,415
Deferred tax liabilities:		
Depreciation	$ (91,879)	$ (79,352)
Intangible assets	(49,885)	(41,838)
Other, net	(18)	(17)
Lease right-of-use assets	(18,344)	(23,884)
Total deferred tax liabilities	$ (160,126)	$ (145,091)
Total net deferred tax liabilities	$ (90,293)	$ (68,676)

Deferred income taxes should be reduced by a valuation allowance if it is not more likely than not that some portion or all of the deferred tax assets will be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. At year end 2025 and 2024, the Company has a valuation allowance of $23.0 million and $19.3 million, respectively related to deferred tax assets for foreign net operating losses and foreign tax credits, state net operating losses and state tax credits. The valuation allowance increased by $3.6 million during the year ended December 31, 2025 related to certain deferred tax assets that were determined to not be more likely than not to be realized.

At December 31, 2025, the Company had no Federal net operating loss carryforwards and $323.0 million of combined net operating loss carryforwards in various states which will begin to expire in 2027. The Company has recorded a partial valuation allowance against the deferred tax assets related to certain state operating losses. Related to the 2024 6.50% Exchangeable Senior Notes exchange transaction, the Company has an uncertain tax position of $32.8 million offsetting the above state net operating losses.

Also, as of the year ended December 31, 2025, the Company had $22.1 million of foreign net operating losses and $0.2 million foreign capital losses which carry forward indefinitely and $0.2 million of state tax credits which will begin to expire in 2027. The Company has recorded a partial valuation allowance against the deferred tax assets related to the foreign operating losses and state tax credits.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The exercise of non-qualified stock options and vesting of restricted stock awards which have been granted under the Company's equity award plans give rise to compensation income which is includable in the taxable income of the applicable employees and the majority of which is deductible by the Company for federal and state income tax purposes. In the case of non-qualified stock options, the compensation income results from increases in the fair market value of the Company's common stock subsequent to the date of grant. At December 31, 2025, the deferred tax asset related to unexercised stock options and restricted stock grants for which the Company has recorded a book expense was $2.6 million.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2025		2024		2023
			(In thousands)		
Balance at Beginning of Period	$	42,603	$	1,538	$	1,520
Additions based on tax positions related to the current year		—		40,707		—
Additions for tax positions of prior years		13		459		75
Reductions as a result of a lapse of applicable statutes of limitations		(184)		(101)		(57)
Balance at End of Period	$	42,432	$	42,603	$	1,538

All tax figures in the above reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. The Company has accrued $38.4 million of uncertain tax benefits as of December 31, 2025 which is inclusive of the federal tax benefit on state income taxes. This accrual includes $36.7 million related to the tax deduction on shares provided related to the 6.50% Exchangeable Senior Notes exchange transactions. Included in the balance of uncertain tax positions as of December 31, 2025 are $40.7 million of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is no longer subject to tax examination of its 2021 U.S. federal return. Additionally, with few exceptions, it is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2021.

The calculation of the Company's provision (benefit) for income taxes requires the use of significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of the Company's provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

During the year ended December 31, 2025, the Company recognized a net increase in interest of $0.5 million related to the unrecognized tax benefits noted in the table above. There was no potential penalty recorded during the years ended December 31, 2025, 2024 or 2023.

The Company had approximately $1.0 million, $0.5 million and $0.4 million accrued for interest and penalties as of December 31, 2025, 2024 and 2023, respectively. The Company classifies interest and penalties as interest expense and operating expense, respectively.

The following table presents the income taxes paid by jurisdiction for the year ended December 31, 2025:

	2025	
Income Taxes Paid (Net of Refunds Received)	(In thousands)	
Federal	$	16,887
State and local		
California		3,210
Texas		1,933
All other state		2,166
Foreign		
Australia		4,292
All other foreign		1,058
Total cash taxes paid	$	29,546

16.   Commitments, Contingencies and Other Matters

Collective Bargaining Agreements

The Company had approximately 54% of its workforce covered by collective bargaining agreements at December 31, 2025. Collective bargaining agreements with 9% of employees are set to expire in less than one year.

Contract Developments

On December 22, 2025, the Company announced that its wholly-owned subsidiary, BI Incorporated ("BI"), has been awarded a contract by U.S. Immigration and Customs Enforcement ("ICE") for the provision of skip tracing services. Skip tracing services entail enhanced location research with identifiable information, commercial data verification, and physical observation to verify current address information and investigate alternative address information for individuals on the federal government's non-detained docket. The new contract has a term of two years, with an initial term of one year, effective December 16, 2025, and an additional one-year period.

On September 30, 2025, the Company announced that it entered into a two-year contract with ICE for the continued provision of electronic monitoring, case management and supervision services under the Intensive Supervision and Appearance Program ("ISAP"). The contract has an initial term of one-year, effective October 1, 2025, with an additional one-year option period.

On September 16, 2025, the Company announced that the Florida Department of Corrections has issued Notices of Intent to Award three managed-only contracts to GEO for the assumption of management and support services at the 985-bed Bay Correctional and Rehabilitation Facility and the 1,884-bed Graceville Correctional and Rehabilitation Facility and for the continuation of management and support services at the 985-bed Moore Haven Correctional and Rehabilitation Facility. The three contracts are expected to have an initial term of three years, effective July 1, 2026, with unlimited two-year renewal option periods

On August 28, 2025, the Company entered into an agreement with another contractor to form an entity to provide management services for the State of Florida at the state-owned 1,310-bed North Florida Detention Facility in Baker County, Florida.

On June 16, 2025, the Company announced that its wholly-owned subsidiary, GEO Transport, Inc. has entered into a new five-year contract, inclusive of option periods, with the U.S. Marshals Service for the provision of secure transportation and contract detention officer services across three service regions covering 26 federal judicial districts and spanning 14 states.

On June 10, 2025, the Company announced that the U.S. District Court, Central District of California has approved a settlement in the case of *Roman v. Wolf*, which allows for immediate full intake at its company-owned, 1,940-bed Adelanto ICE Processing Center in California (the "Adelanto Center"). The court had previously issued several injunction orders, including an intake prohibition order issued more than four years ago, limiting the use of the Adelanto Center based on then-prevailing COVID-19 conditions. ICE and GEO entered into a 15-year contract on December 19, 2019, for the provision of secure residential housing and support services at the Adelanto Center, consisting of a five-year base period followed by two five-year option periods. The current contract option period is effective through December 19, 2029.

On June 9, 2025, the Company announced that it has entered into a contract modification with ICE, effective June 6, 2025, to activate a federal immigration processing center at its company-owned, 1,868-bed, D. Ray James Facility in Folkston, Georgia under the existing intergovernmental service agreement involving the company-owned, 1,118-bed Folkston ICE Processing Center. The Company's support services will include the exclusive use of this federal facility by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

On April 21, 2025, the Company received a notice of termination from the New Mexico Corrections Department for the contract for its company-owned 1200-bed Lea County Correctional Facility effective June 30, 2025.

On March 20, 2025, the Company announced that it has entered into a contract with ICE for the immediate activation of a federal immigration processing center at its company-owned, 1-800 bed North Lake Facility, in Baldwin Michigan. The contract has a full term expiration of July 20, 2027.

On March 10, 2025, the Company announced that ICE has entered into a contract modification of the current intergovernmental service agreement ("IGSA") for its company-owned, 1,328-bed Karnes ICE Processing Center (the "Karnes Center") in Karnes City, Texas to transition the Karnes Center from housing adult males only to housing mixed populations. Subsequently, ICE decided to continue to house single adults at the Karnes ICE Center based on an assessment of the agency's current needs. GEO provides support services for ICE at the Karnes Center under an IGSA between Karnes County and ICE, that is effective through August 2029. GEO's support services include the exclusive use of the Karnes Center by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

On February 27, 2025, the Company announced that it has been awarded a 15-year, fixed-price contract by ICE to provide support services for the establishment of a federal immigration processing center at the company-owned, 1,000-bed Delaney Hall Facility in Newark, New Jersey. GEO's support services include the exclusive use of the Delaney Hall Facility by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

Asset Sale

On June 3, 2025, the Company entered into a Purchase and Sale Agreement (the "Sale Agreement") with CPT Operating Partnership L.P. (together with GEO, the "Seller") and the State of Oklahoma (the "Purchaser") pursuant to which, subject to the terms of the Sale Agreement, the Seller agreed to sell the 2,388-bed Lawton Correctional Facility located in Lawton, Oklahoma (the "Lawton Facility") to the Purchaser for a sale price of $312 million. The sale resulted in a gain of approximately $228 million. The Sale Agreement also contained certain customary representations, warranties and covenants that the parties made to each other. The sale of the Lawton Facility closed on July 25, 2025 and the Company transitioned facility operations to the Oklahoma Department of Corrections simultaneously on July 25, 2025. The Company used the net proceeds from the sale, along with cash on hand and available liquidity, to purchase the Western Region Detention Facility, and pay off senior secured debt, including approximately $300 million in floating rate debt.

Asset Purchase

On July 1, 2025, the Company announced that it has entered into a purchase agreement to acquire the 770-bed Western Region Detention Facility located in San Diego, California for approximately $60 million. The Company previously leased the Western Region Detention Facility for approximately $5.1 million annually under a lease agreement that was scheduled to expire on March 31, 2029. The Company has a contract with the U.S. Marshals Service for the exclusive use of the Western Region Detention Facility. The purchase of the Western Region Detention Facility closed on July 31, 2025 and was funded as a like kind real estate property exchange with proceeds from the sale of the Lawton Correctional Facility, which closed on July 25, 2025 as discussed above, resulting in an estimated capital gains cash tax savings of approximately $9.3 million.

Commitments

As of December 31, 2025, the Company had contractually required commitments for a number of projects using existing Company financing facilities. The Company's management estimates that these existing contractually required capital projects will cost approximately $90.5 million, of which $58.5 million was spent through 2025. The Company estimates the remaining capital requirements related to these contractually required capital projects to be approximately $32.0 million. These projects are expected to be completed through 2026.

In addition to these current estimated capital requirements, the Company is currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that the Company wins bids for these projects and decides to self-finance their construction, its capital requirements could materially increase.

Litigation, Claims and Assessments

Immigration Detainee Litigation

Civil immigration detainees at the Aurora ICE Processing Center filed a class action lawsuit on October 22, 2014, against the Company in the U.S. District Court for the District of Colorado. The complaint alleges that the Company was in violation of the Colorado Minimum Wage Act ("CMWA") and the Federal Trafficking Victims Protection Act ("TVPA"). The complaint also claims that the Company was unjustly enriched based on the level of payment the detainees received for work performed in a Voluntary Work Program ("VWP") the Company is required to implement at the facility under the terms of its contract with the federal government. On July 6, 2015, the court found that detainees were not employees under the CMWA and dismissed this claim. On February 27, 2017, the court granted the plaintiffs' motion for class certification on the TVPA and unjust enrichment claims. The plaintiffs' class seeks actual damages, compensatory damages, exemplary damages, punitive damages, restitution, attorneys' fees and costs, and such other relief as the court may deem proper. On October 18, 2022, the court issued an order granting plaintiffs' motion for summary judgment on the Company's affirmative defenses, denying the Company's motion for summary judgment, motion to dismiss, and motion for decertification of the class, narrowing the class period for plaintiffs' TVPA claims, and otherwise ruling against the Company's motions for relief. All trial dates were stayed by court order pending appeal of certain of GEO's defenses to the

Tenth Circuit Court of Appeals. Oral argument before the Tenth Circuit was held on September 18, 2023. On October 22, 2024, the Tenth Circuit issued an Order finding appellate review of GEO's claim of immunity was premature and, therefore, the Tenth Circuit was currently without jurisdiction to consider the merits of GEO's claimed immunity. On January 13, 2025, GEO filed a Petition for Writ of Certiorari with the United States Supreme Court seeking review of the Tenth Circuit's decision. On June 2, 2025, the United States Supreme Court granted GEO's Petition for Writ of Certiorari. Oral argument before the Supreme Court was held on November 10, 2025. On February 25, 2026, the Supreme Court issued a decision affirming the decision of the Tenth Circuit and finding that there is no immediate right to appellate review of a ruling on GEO's Yearsley defense. The Supreme Court further stated that the holding still allows immediate appellate review of a ruling on a Yearsley defense via a separate appellate certification process.

The first of two State of Washington lawsuits, Nwauzor v. GEO Group, was filed on September 26, 2017, by immigration detainees against the Company in the U.S. District Court for the Western District of Washington. The second lawsuit was filed on September 20, 2017, by the State Attorney General against the Company in the Superior Court of the State of Washington for Pierce County, which the Company removed to the U.S. District Court for the Western District of Washington on October 9, 2017. The plaintiffs claimed that State of Washington minimum wage laws should be enforced with respect to detainees who volunteer to participate in a VWP administered by GEO at the Northwest ICE Processing Center (the "Center") as required by the U.S. Department of Homeland Security under the terms of GEO's contract. The Center houses people in the custody of federal immigration authorities while the federal government is determining their immigration status. In October 2021, an unfavorable jury verdict and court judgment resulting in a combined $23.2 million judgment entered against the Company in the retrial of the two cases, which judgment amounts were subsequently increased by a further award against the Company of attorney's fees, costs, and pre-judgment interest in the amount of $14.4 million. Post-judgment interest is accruing on these judgments in accordance with Washington law. The trial court waived the necessity to post a supersedeas bond for the combined judgments and has stayed enforcement of the verdict and judgments while GEO's appeal to the U.S. Court of Appeals for the Ninth Circuit is pending. Oral argument before the Ninth Circuit was held on October 6, 2022.

On March 7, 2023, the Ninth Circuit certified certain state law questions to the Washington Supreme Court. Oral argument before the Washington Supreme Court was held on October 17, 2023. On December 21, 2023, the Washington Supreme Court issued an opinion answering the questions certified by the Ninth Circuit. Under the Ninth Circuit's March 7, 2023, order certifying the above questions to the Washington Supreme Court, the Ninth Circuit resumed control and jurisdiction over the State of Washington lawsuits. On February 21, 2024, the United States Department of Justice filed its Brief for the United States as Amicus Curiae in Support of GEO, arguing that the State of Washington judgments should be reversed because the Supremacy Clause precludes application of the Washington Minimum Wage Statute to work programs for federal detainees. In its Brief, the Department of Justice asserted that application of the Washington law independently contravened intergovernmental immunity because it would make federal detainees subject to provisions that do not apply, and never have applied, to persons in state custody, singling out a contractor with the federal government for obligations Washington does not itself bear. The Department of Justice also contended that the immigration statutory structure approved by Congress does not contemplate a role for states or state law in governing the VWP for federal detainees. On January 16, 2025, the Ninth Circuit issued an Opinion by a 2-1 vote affirming the lower court's decision. That Opinion includes a 24-page dissenting opinion.

On February 6, 2025, GEO timely filed its Petition for Rehearing En Banc. On March 20, 2025, the United States filed an Amicus Brief with the Ninth Circuit in which it argued that the January 16, 2025 decision of the Ninth Circuit is incorrect in multiple respects, runs contrary to Circuit precedent, and creates significant tension with the case law of other circuits. The United States argued that the application of the state minimum-wage law to federal immigration detainees in the voluntary work program is preempted by a federal appropriation statute that sets the minimum allowance for detainee participants at $1 per day. Additionally, the United States argued that the application of the state minimum-wage law to federal immigration detainees likewise impermissibly discriminates against the federal government in violation of intergovernmental-immunity principles.

On August 13, 2025, the Ninth Circuit issued an order denying GEO's Petition for Rehearing En Banc. That order included six dissenting opinions. On September 2, 2025, the Ninth Circuit granted GEO's motion to stay the issuance of the Court's mandate pending GEO's Petition for Writ of Certiorari to the Supreme Court.

A final mandate has not been issued by the Ninth Circuit, and the appeal remains pending until resolution of GEO's Petition for Writ of Certiorari to the Supreme Court. On January 9, 2026, GEO filed its Petition for Writ of Certiorari to the Supreme Court. Although the Company strongly disputes this claim and continues to vigorously defend itself, the Company accrued a reserve of approximately $37.6 million, which is included in Other Non-Current Liabilities in the accompanying consolidated balance sheets, in accordance with Accounting Standards Codification No. 450 - Contingencies during the third quarter of 2025.

In California, a class action lawsuit was filed on December 19, 2017, by immigration detainees against the Company in the U.S. District Court, Eastern Division of the Central District of California. The California lawsuit alleges violations of the state's minimum wage laws, violations of the TVPA and California's equivalent state statute, unjust enrichment, unfair competition and retaliation. The California court has certified a class of individuals who have been civilly detained at the Company's Adelanto Facility from December 19, 2014, until the date of final judgment. On March 31, 2022, the court entered a stay until the Ninth Circuit rules on the State of Washington lawsuits, which is stayed pending resolution of GEO's Petition in Nwauzor v. GEO Group for Writ of Certiorari to the United States Supreme Court.

Current and former detainees of the Mesa Verde ICE Processing Center and the Golden State Annex ICE Processing Center filed a class action lawsuit on July 13, 2022, against the Company in the U.S. District Court for the Eastern District of California, Fresno Division. The complaint alleges that federal detainees who volunteer to participate in the VWP at GEO's Mesa Verde and Golden State Annex ICE facilities are employees of GEO and entitled to the state's minimum wage. Plaintiffs also make claims for unfair competition, unjust enrichment, human trafficking, forced labor, California's Private Attorneys General Act, and retaliation. GEO filed both a motion to stay the action pending the Ninth Circuit's decision in the State of Washington lawsuits and a motion to dismiss the action in its entirety. On July 10, 2023, the court entered a stay until the Ninth Circuit rules on the State of Washington lawsuits. On February 10, 2025, the Court denied plaintiffs' request to lift the stay until the Ninth Circuit rules on GEO's Petition for Rehearing En Banc, which is stayed pending resolution of GEO's Petition in Nwauzor v. GEO Group for Writ of Certiorari to the United States Supreme Court.

GEO believes it operates the VWP in full compliance with its contract with ICE and all applicable laws, regulations, and standards. GEO strongly disputes the claims made in these lawsuits and intends to take all necessary steps to vigorously defend itself from these lawsuits. GEO has not recorded any accruals relating to these lawsuits, other than in connection with the Nwauzor case discussed above, at this time as losses are not considered probable nor reasonably estimable. If GEO were not to prevail in these cases, it could have an adverse effect on GEO's business and results of operations.

Challenges to State Legislation that Conflict with Federal Contracts

On July 13, 2023, the Company filed a lawsuit in the U.S. District Court for the Western District of Washington against the State of Washington for declaratory and injunctive relief challenging the State of Washington's newly enacted law – House Bill 1470. House Bill 1470 purports to empower state agencies with new rule making, inspection, investigation, and testing powers over the Northwest ICE Processing Center. House Bill 1470 also creates a statutory regime of civil penalties applicable to private detention facilities for violations of House Bill 1470 detention standards, and purports to create a private right of action for detainees aggrieved by violations of the statute. On March 8, 2024, the U.S. District Court for the Western District of Washington entered an order preliminarily enjoining the enforcement of House Bill 1470 against GEO as the operator of the Northwest ICE Processing Center. On April 29, 2024, the State of Washington filed a Notice of Appeal of the order preliminarily enjoining the enforcement of House Bill 1470. On February 14, 2025, the U.S. Court of Appeals for the Ninth Circuit heard arguments on the State of Washington's appeal. On May 23, 2025, GEO filed a motion to dismiss the appeal as moot based on a newly enacted statute that amended portions of HB 1470. On August 18, 2025, the Ninth Circuit denied GEO's motion to dismiss the appeal, vacated the District Court's grant of a preliminary injunction, and remanded the case to the District Court for further proceedings. On September 16, 2025, GEO filed a Petition for Rehearing En Banc. On February 11, 2026, the Ninth Circuit denied GEO's Petition for Rehearing En Banc, with eight justices of the Ninth Circuit joining a harshly worded dissent from that decision. On February 16, 2026, GEO filed a Rule 41 motion with the Ninth Circuit seeking a stay of the mandate pending GEO's Petition for Writ of Certiorari to the Supreme Court of the United States.

On April 15, 2024, the Company filed a lawsuit in the U.S. District Court for the District of New Jersey against the State of New Jersey for declaratory and injunctive relief challenging the State of New Jersey's Assembly Bill 5207 – that purports to prohibit the operation of "private detention facilities" in the state, which would prevent the United States from using privately contracted detention facilities to house detainees in the custody of ICE. On April 25, 2024, the U.S. District Court for the District of New Jersey entered an order preliminarily enjoining the State of New Jersey from enforcing Assembly Bill 5207 against a private detention facility-including any owned by Plaintiff GEO until a further Order of the Court. On July 22, 2025, the Third Circuit Court of Appeals affirmed a U.S. District Court for the District of New Jersey decision in a similar case finding Assembly Bill 5207 unconstitutional. On August 22, 2025, the District Court entered an order permanently enjoining the Defendants from enforcing Assembly Bill 5207 against GEO with respect to GEO negotiating or contracting with the United States government to operate immigration detention facilities in New Jersey.

On October 22, 2024, the Company filed a lawsuit in the U.S. District Court for the Eastern District of California against the State of California and the Kern County Public Health Department for declaratory and injunctive relief challenging the State of California's newly enacted law – Senate Bill 1132. Senate Bill 1132 purports to empower state agencies with new inspection and investigation powers over GEO's California facilities providing contracted services to ICE. Senate Bill 1132 also purports to impose standards prescribed by the Board of State and Community Corrections on GEO's provision of contracted services to ICE in California. The State of California and Kern County filed a motion to dismiss on December 20, 2024. The U.S. District Court heard arguments on GEO's motion for declaratory and injunctive relief and the defendants' motion to dismiss on March 3, 2025. On May 5, 2025, the U.S. District Court for the Eastern District of California entered an order finding Senate Bill 1132 does not impose any standards on GEO's provision of contracted services to ICE and dismissing GEO's suit with leave to amend.

Other Litigation

The nature of the Company's business also exposes it to various other legal claims or litigation, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals in its care, medical malpractice claims, claims related to deaths in custody, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by its customers and other third-parties, contractual claims and claims for personal injury or other damages resulting from contact with the Company's facilities, programs, electronic monitoring products, personnel or detainees, including damages arising from the escape of an individual in its care or from a disturbance or riot at a facility. Legal proceedings with respect to our facilities are unpredictable and, where material, can cause adverse effects, such as prompting modification or even termination of the underlying facility management contracts.

Other Assessment

A New Mexico non-income tax audit completed in 2016 included tax periods for which the state tax authority had previously processed a substantial tax refund. At the completion of the audit fieldwork, the Company received a notice of audit findings disallowing deductions that were previously claimed by the Company that was approved by the state tax authority and served as the basis for the approved refund claim. In early January 2017, the Company received a formal Notice of Assessment of Taxes and Demand for Payment from the taxing authority disallowing the deductions. The Company appealed the administrative ruling. In February 2024, the Company received notice that the New Mexico Court of Appeals had ruled against its appeal. The Company appealed this ruling to the New Mexico Supreme Court by timely filing a Petition for Writ of Certiorari on April 19, 2024. On July 8, 2024, the New Mexico Supreme Court denied the Company's Petition for Writ of Certiorari. The Company had established an estimated liability (inclusive of both the audit period and the post-audit period) based on its estimate of the most probable loss based on the facts and circumstances known and the advice of outside counsel in connection with this matter. In July 2024, the Company made a payment of approximately $18.9 million towards the estimated liability related to the assessment for the audited period. Following the submission of an application in September 2024, the Company was accepted to participate in the State's managed audit program and entered into a Managed Audit Agreement (the "Agreement") with the New Mexico Taxation and Revenue Department for the post-audit period. The Agreement provides for a waiver of penalties and interest and as such, the Company recorded a favorable adjustment for penalties and interest related to the post-audit period of approximately $6.3 million in the third quarter of 2024. The managed audit is ongoing at this time.

Accruals for Legal Proceedings

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred, and the amount of the loss can be reasonably estimated. However, the results of these claims or proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these claims or proceedings could have a material adverse effect on the Company's financial condition, results of operations or cash flows, including the modification or loss of one or more facility management contracts, or could result in a material impairment of the Company's assets. The Company's accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. The Company generally does not accrue for anticipated legal fees and costs but expenses those items as incurred.

17. Subsequent Events

Chief Executive Officer Developments

On February 6, 2026, J. David Donahue, the Company's Chief Executive Officer, provided notice to The GEO Group, Inc. ("GEO" or the "Company") of his retirement effective February 28, 2026 (the "Separation Date").

Mr. Donahue and GEO entered into a Separation Agreement and General Release on February 9, 2026 (the "Separation Agreement"). Pursuant to the terms of the Separation Agreement, Mr. Donahue will be entitled to receive the following in addition to accrued wages: (i) the payment of $104,167 per month commencing on March 1, 2026 and continuing through February 28, 2028 in accordance with the terms of the Consultant Agreement described below; (ii) be entitled to the payment of health insurance premiums for himself and any covered dependents under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for a period ending on the earlier of eighteen (18) months following the Separation Date (or up to twenty-four months if entitled to an extension) or the date he is no longer entitled to receive COBRA continuation coverage; and (iii) the outstanding unvested stock options and restricted stock previously granted to Mr. Donahue will continue to vest in accordance with the applicable performance-based vesting metrics under the Company's long-term equity incentive plan. The Separation Agreement also contains mutual release, cooperation and non-disparagement provisions.

Mr. Donahue and GEO also entered into a Consultant Agreement (the "Consultant Agreement"), effective as of March 1, 2026, for a term continuing through February 28, 2028 (the "Consulting Period"). Pursuant to the terms of the Consultant Agreement, Mr. Donahue will provide consulting services to GEO with respect to secure services business opportunities in the United States and overseas, including business development services and contract administration assistance for existing contracts. In consideration for such services, Mr. Donahue will receive, as previously disclosed in the Separation Agreement, the consulting fee of $104,167 per month during the Consulting Period, payable upon submission of a monthly billing statement, and will be reimbursed for reasonable and necessary documented travel and business expenses incurred in connection with the performance of services, subject to prior approval requirements. The Consultant Agreement also contains provisions related to confidentiality and conflicts of interest.

On February 9, 2026, George C. Zoley, GEO's founder and Executive Chairman, was appointed Chief Executive Officer effective March 1, 2026 (the "Effective Date").

In connection with his appointment, Dr. Zoley and the Company entered into the Second Amendment to Executive Employment Agreement (the "Employment Agreement") on February 9, 2026 to reflect Dr. Zoley's new title as Chairman and Chief Executive Officer and amend the compensation terms discussed below beginning on the Effective Date. The term of the Employment Agreement remains the same and ends on April 2, 2029 as may be extended by mutual agreement of the parties on an annual basis subject to the termination provisions in the Employment Agreement. Pursuant to the terms of the Employment Agreement, Dr. Zoley will serve as Chief Executive Officer and report directly to the Board of Directors.

Under the terms of the Employment Agreement, Dr. Zoley will be paid an annual base salary of $1,200,000, subject to the review and potential increase in the sole discretion of the Compensation Committee. Dr. Zoley will also be entitled to receive a target annual performance award of 200% of Dr. Zoley's base salary and be entitled to receive an annual equity incentive award of restricted stock with a grant date fair value equal to at least 300% of Dr. Zoley's base salary that shall vest in accordance with the terms of the Company's equity compensation plan. In addition, Dr. Zoley is entitled to the compensation and benefits provided under the Amended and Restated Executive Retirement Agreement, between Dr. Zoley and GEO, dated May 27, 2021. All other terms and conditions of Dr. Zoley's Employment Agreement with GEO shall remain unchanged and in full force and effect in accordance with the Executive Chairman Employment Agreement, dated May 27, 2021, as amended by the Amendment to Executive Chairman Employment Agreement, dated July 7, 2025.

Credit Agreement

On January 20, 2026, the Company entered into a Third Amendment to Credit Agreement (the "Amendment"), by and among each of GEO and GEO Corrections Holdings, Inc., as the Borrowers, the other loan parties named therein, Citizens Bank, N.A., as administrative agent, and the lenders party thereto. The Amendment increased the revolving credit facility commitments from $450 million to $550 million. The Amendment decreased the Incremental Amount (as defined in the Amendment) from $250 million to $150 million that the Company may request in the future in additional term loans, incremental equivalent debt or an increase to the revolving credit facility commitments, subject to the satisfaction of the applicable conditions in the Amendment and the credit agreement.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act), as of the end of the period covered by this report. On the basis of this review, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed in our reports filed with the Securities and Exchange Commission, or the SEC, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

It should be noted that the effectiveness of our system of disclosure controls and procedures is subject to certain limitations inherent in any system of disclosure controls and procedures, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Accordingly, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. As a result, by its nature, our system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

See "Item 8. — Financial Statements and Supplementary Data — Management's Annual Report on Internal Control Over Financial Reporting" for management's report on the effectiveness of our internal control over financial reporting as of December 31, 2025.

(b) Attestation Report of the Registered Public Accounting Firm

See "Item 8. — Financial Statements and Supplementary Data — Report of Independent Registered Public Accounting Firm" for the report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2025.

(c) Changes in Internal Control over Financial Reporting

Our management is responsible for reporting any changes in our internal control over financial reporting (as such terms are defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Trading Arrangements

Scott M. Kernan, a member of our Board of Directors, entered into a 10b5-1 trading plan on November 13, 2025, as amended on November 24, 2025 to make a correction to the applicable cooling off period (the "Trading Plan"). The Trading Plan provides for the potential sale of up to 6,633 shares of GEO common stock and will be in effect until the earlier of (i) April 30, 2026 and (ii) the date on which all of the shares have been sold. The Trading Plan was originally entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, and GEO's policies regarding transactions in GEO securities.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

We have adopted a code of business conduct and ethics applicable to all of our directors, officers, employees, agents and representatives, including our consultants. The code strives to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate, timely and transparent disclosure, compliance with the applicable government and self-regulatory organization laws, rules and regulations, prompt internal reporting of violations of the code, and accountability for compliance with the code. In addition, we have adopted a code of ethics for the CEO, our senior financial officers and all other employees. The codes can be found on our website at http://www.geogroup.com by clicking on the link "About Us" on our homepage and then clicking on the link "Corporate Governance." In addition, the codes are available in print to any shareholder who request them by contacting our Vice President of Corporate Relations at 561-999-7306. In the event that we amend or waive any of the provisions of the code of business conduct and ethics and the code of ethics for the CEO, our senior financial officers and employees that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our Investor Relations website. The other information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the year covered by this report.

We have insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the New York Stock Exchange. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

ITEM 11. *Executive Compensation*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a)(1) *Financial Statements.*

The consolidated financial statements of GEO are filed under Item 8 of Part II of this report.

(2) *Financial Statement Schedule.*

Schedule II — Valuation and Qualifying Accounts — Page 142

All other schedules specified in the accounting regulations of the Securities and Exchange Commission have been omitted because they are either inapplicable or not required.

(3) *Exhibits Required by Item 601 of Regulation S-K. The following exhibits are filed as part of this Annual Report:*

Exhibit Number	Description	
1.1	Form of Equity Distribution Agreement, dated December 28, 2023, by and among The GEO Group, Inc. and each of Cantor Fitzgerald & Co., Compass Point Research & Trading, LLC, Imperial Capital, LLC, JonesTrading Institutional Services LLC, Noble Capital Markets, Inc., Northland Securities, Inc., StoneX Financial Inc., Virtu Americas LLC, and Wedbush Securities Inc.	https://www.sec.gov/Archives/edgar/data/923796/000119312523305223/d669399dex11.htm
3.1	Articles of Merger, effective as of June 27, 2014 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on June 30, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514254491/d750635dex32.htm
3.2	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on May 9, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524135357/d784973dex31.htm
3.3	Third Amended and Restated Bylaws of The GEO Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 21, 2021).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521195250/d192125dex31.htm
3.4	Amendment to Third Amended and Restated Bylaws, effective January 21, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522019826/d305099dex31.htm

	Form 8-K filed on January 27, 2022).	
3.5	Amendment to Third Amended and Restated Bylaws, effective February 14, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 18, 2022).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522045923/d106900dex31.htm
3.6	Amendment to Third Amended and Restated Bylaws, effective December 27, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on December 28, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522313783/d398856dex31.htm
3.7	Amendment to Third Amended and Restated Bylaws, effective February 9, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on February 15, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524037639/d763000dex31.htm
3.8	Amendment to Third Amended and Restated Bylaws, effective June 12, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 18, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524163412/d855800dex31.htm
4.1	Indenture, dated as of April 18, 2024, by and among The GEO Group, Inc., the Initial Guarantors and Ankura Trust Company, LLC as trustee and collateral agent, relating to the 8.625% Senior Secured Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex41.htm
4.2	Form of Secured Note (included in Exhibit 4.3).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex41.htm
4.3	Indenture, dated as of April 18, 2024, by and among The GEO Group, Inc., the Initial Guarantors and Ankura Trust Company, LLC, as trustee, relating to the 10.250% Senior Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Company's	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex43.htm

	Current Report on Form 8-K filed on April 24, 2024).**	
4.4	Form of Unsecured Note (included in Exhibit 4.5).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex43.htm
4.5	Description of Registrant's Securities (incorporated by reference to exhibit 4.14 to the Company's Annual Report on Form 10-K filed on February 27, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000095017023004713/geo-ex4_14.htm
4.6	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-3ASR, filed on October 30, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523266272/d531971dex41.htm
4.7	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-3ASR, filed on October 30, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523266272/d531971dex42.htm
10.1	Form of Indemnification Agreement between the Company and its Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed on May 24, 1994) (P)	
10.2	The GEO Group, Inc. Senior Management Performance Award Plan, as Amended and Restated (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on February 26, 2019) †	https://www.sec.gov/Archives/edgar/data/923796/000119312519050054/d663410dex103.htm
10.3	Amendment to The GEO Group, Inc. Senior Management Performance Award Plan (incorporated by reference to exhibit 10.3 to the Company's Annual Report on Form 10-K filed on February 27, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000095017023004713/geo-ex10_3.htm
10.4	Amended and Restated The GEO Group, Inc. Senior Officer Retirement Plan, effective December 31, 2008 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K January 7, 2009) †	https://www.sec.gov/Archives/edgar/data/923796/000095014409000110/g17230exv10w8.htm

10.5	Amended and Restated The GEO Group, Inc. Executive Retirement Plan (effective January 1, 2008) (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1036.htm
10.6	Amendment to The GEO Group, Inc. Executive Retirement Plan (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1037.htm
10.7	The GEO Group, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2008) (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1038.htm
10.8	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312512090269/d259590dex1039.htm
10.9	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1040.htm
10.10	The GEO Group, Inc. Second Amended and Restated 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 9, 2024) †	https://www.sec.gov/Archives/edgar/data/923796/000119312524135357/d784973dex101.htm
10.11	The GEO Group, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on May 4, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521150222/d178751dex102.htm
10.12	Separation and General Release Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.1 to the Company's	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex101.htm

	Current Report on Form 8-K, filed on June 1, 2021). †	
10.13	Executive Chairman Employment Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex102.htm
10.14	Amended and Restated Executive Retirement Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex103.htm
10.15	Executive Employment Agreement, dated as of June 22, 2021, between The GEO Group, Inc. and Shayn March (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 5, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex104.htm
10.16	Credit Agreement, dated as of April 18, 2024, by and among The GEO Group, Inc. and GEO Corrections Holdings, Inc, as borrowers, Citizens Bank, N.A. as Administrative Agent, and the lenders referred to therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex103.htm
10.17	First Lien Intercreditor Agreement, dated as of April 18, 2024, by and among The GEO Group, Inc., GEO Corrections Holdings, Inc., the Guarantors, Citizens Bank, N.A., as Credit Agreement Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Ankura Trust Company, LLC, as Initial Additional Collateral Agent and Initial Additional Authorized Representative, and each	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex101.htm

	additional authorized representative from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 24, 2024).	
10.18	Executive Employment Agreement, effective as of July 8, 2024, between The GEO Group, Inc. and Mark J. Suchinski (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 10, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524158342/d800341dex101.htm
10.19	Amendment to Executive Chairman Employment Agreement, dated as of July 7, 2025, between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 9, 2025). †	https://www.sec.gov/Archives/edgar/data/923796/000119312525137828/d936802dex101.htm
10.20	Separation Agreement and General Release, entered into on December 13, 2024, between The GEO Group, Inc. and Brian Evans (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 16, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524279667/d847086dex101.htm
10.21	Separation and General Release Agreement, entered into on December 3, 2024, between The GEO Group, Inc. and James H. Black. (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed on February 28, 2025). †	https://www.sec.gov/Archives/edgar/data/923796/000095017025029972/geo-ex10_23.htm
10.22	Consultant Agreement, effective January 1, 2025, between The GEO Group, Inc. and James H. Black (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed on February 28, 2025). †	https://www.sec.gov/Archives/edgar/data/923796/000095017025029972/geo-ex10_24.htm
10.23	First Amendment to Credit Agreement, dated as of July 14, 2025, among The GEO Group,	https://www.sec.gov/Archives/edgar/data/923796/000119312525160544/d95178dex101.htm

	Inc. and GEO Corrections Holdings, Inc. as borrowers, Citizens Bank, N.A. as Administrative Agent, the other loan parties thereto and the other lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 17, 2025).	
10.24	Second Amendment to Credit Agreement, dated as of November 13, 2025, among The GEO Group, Inc. and GEO Corrections Holdings, Inc., as borrowers, Citizens Bank, N.A. as Administrative Agent, the other loan parties thereto and the other lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 18, 2025).**	https://www.sec.gov/Archives/edgar/data/923796/000119312525285288/d17936dex101.htm
10.25	Third Amendment to Credit Agreement, dated as of January 20, 2026, among The GEO Group, Inc. and GEO Corrections Holdings, Inc., as borrowers, Citizens Bank, N.A. as Administrative Agent, the other loan parties thereto and the other lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 26, 2026).	https://www.sec.gov/Archives/edgar/data/923796/000119312526022602/d85667dex101.htm
10.26	Separation Agreement and General Release, entered into on February 9, 2026, between The GEO Group, Inc. and J. David Donahue (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 12, 2026). †	https://www.sec.gov/Archives/edgar/data/923796/000119312526048953/d91287dex101.htm
10.27	Consultant Agreement and General Release, entered into on February 9, 2026, between The GEO Group, Inc. and J. David Donahue (incorporated by reference to Exhibit 10.2 to the Company's Current Report on	https://www.sec.gov/Archives/edgar/data/923796/000119312526048953/d91287dex102.htm

	Form 8-K filed on February 12, 2026).	
10.28	Second Amendment to Executive Employment Agreement, entered into on February 9, 2026, between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 12, 2026). †	
		https://www.sec.gov/Archives/edgar/data/923796/000119312526048953/d91287dex103.htm
10.29	Purchase and Sale Agreement, dated as of June 3, 2025, by and between The GEO Group, Inc., CPT Operating Partnership L.P. and the State of Oklahoma (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 9, 2025). **	
		https://www.sec.gov/Archives/edgar/data/923796/000119312525137828/d936802dex101.htm
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2025).	
		https://www.sec.gov/Archives/edgar/data/923796/000095017025065689/geo-ex19_1.htm
21.1	Subsidiaries of the Company*	
22.1	List of Guarantor Subsidiaries *	
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm*	
31.1	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*	
31.2	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*	
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted	

	pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	
97.1	The GEO Group, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 29, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000095017024023181/geo-ex97_1.htm
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to the Consolidated Financial Statements. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. *	
104	Cover Page Interactive Data Title - the cover page XBRL tags are embedded within the Inline XBRL document. *	

* Filed herewith.

** Certain portions of these Exhibits have been omitted in accordance with Regulation S-K Item 601 because they are both (i) not material to investors and (ii) the type of information that the Registrant customarily and actually treats as private or confidential and have been marked with ''[***]'' to indicate where omissions have been made. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the SEC upon its request.

† Management contract or compensatory plan, contract or agreement as defined in Item 402 (a)(3) of Regulation S-K.

(P) Paper filing

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GEO GROUP, INC.

/s/   Mark J. Suchinski
Mark J. Suchinski
Senior Vice President and Chief Financial Officer

Date: February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George C. Zoley George C. Zoley	Executive Chairman	February 25, 2026
/s/ J. David Donahue J. David Donahue	Chief Executive Officer (principal executive officer)	February 25, 2026
/s/ Mark J. Suchinski Mark J. Suchinski	Senior Vice President and Chief Financial Officer (principal financial officer)	February 25, 2026
/s/ Ronald A. Brack Ronald A. Brack	Executive Vice President, Chief Accounting Officer and Controller (principal accounting officer)	February 25, 2026
/s/ Julie M. Wood Julie M. Wood	Director	February 25, 2026
/s/ Lindsay L. Koren Lindsay L. Koren	Director	February 25, 2026
/s/ Jack Brewer Jack Brewer	Lead Independent Director	February 25, 2026
/s/ Dr. Thomas Bartzokis Dr. Thomas Bartzokis	Director	February 25, 2026
/s/ Donna Arduin Kauranen Donna Arduin Kauranen	Director	February 25, 2026
/s/ Scott M. Kernan Scott M. Kernan	Director	February 25, 2026

THE GEO GROUP, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2025, 2024 and 2023

Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions, Actual Charge-Offs	Balance at End of Period
			(In thousands)		
YEAR ENDED DECEMBER 31, 2025:					
Allowance for credit losses	$ 685	$ 411	$ —	$ (239)	$ 857
YEAR ENDED DECEMBER 31, 2024:					
Allowance for credit losses	$ 606	$ 133	$ —	$ (54)	$ 685
YEAR ENDED DECEMBER 31, 2023:					
Allowance for credit losses	$ 809	$ 397	$ —	$ (600)	$ 606

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the symbol "GEO." As of February 23, 2026, we had 519 shareholders of record. Shareholders of record does not include shareholders who own shares held in "street name."

In connection with terminating GEO's REIT status in 2021, the Board also voted unanimously to discontinue our quarterly dividend payments and prioritize allocating GEO's free cash flow to reduce debt. While we do not currently anticipate paying cash dividends, once we achieve our stated debt and leverage reduction goals, we expect to explore options to return capital to our shareholders, which may include the payment of dividends. Any future determination to pay dividends will be made at the discretion of our Board, subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

Performance Graph

The following performance graph compares the performance of our common stock to the Russell 2000, the S&P 500 Commercial Services and Supplies Index, and the MSCI U.S. REIT Index and is provided in accordance with Item 201(e) of Regulation S-K.

Comparison of Five-Year Cumulative Total Return*
The GEO Group, Inc., Russell 2000,
S&P 500 Commercial Services and Supplies Index
and MSCI U.S. REIT Index
(Performance through December 31, 2025)



	The GEO Group, Inc.	Russell 2000	S&P 500 Commercial Services & Supplies	MSCI U.S. REIT Index
December 31, 2020	$ 100.00	$ 100.00	$ 100.00	$ 100.00
December 31, 2021	$ 90.08	$ 113.69	$ 129.09	$ 138.77
December 31, 2022	$ 127.27	$ 89.18	$ 115.45	$ 100.84
December 31, 2023	$ 125.87	$ 102.64	$ 137.53	$ 109.87
December 31, 2024	$ 325.20	$ 112.81	$ 160.69	$ 114.92
December 31, 2025	$ 187.36	$ 125.68	$ 150.78	$ 113.59

Assumes $100 invested on December 31, 2020 in our common stock and the respective Index.

* Total return assumes reinvestment of dividends.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2025 to October 31, 2025	—	$ —	—	$ —
November 1, 2025 to November 30, 2025	508,831	$ 15.13	508,831	$ 450,816
December 1, 2025 to December 31, 2025	2,463,842	$ 16.77	2,463,842	$ 409,418
Total	2,972,673		2,972,673	

(1) On August 4, 2025, our Board of Directors authorized a stock buyback program authorizing us to repurchase up to $300 million of our shares of common stock effective through June 30,2028. As of December 31, 2025, we have repurchased 4,939,452 of our common shares at an aggregate cost of $91.0 million, or an average price of $18.04. On November 4, 2025, our Board of Directors increased the authorization under our share buyback program to $500 million shares of common stock and extended the expiration date to December 31, 2029.

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described above under "Item 1A. Risk Factors," and "Forward-Looking Statements - Safe Harbor" below. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and are incorporated herein by reference.

We specialize in the ownership, leasing and management of secure, reentry facilities and processing centers and the provision of community-based services in the United States, Australia and South Africa. We own, lease and operate a broad range of secure facilities including maximum, medium and minimum-security facilities, processing centers, and community-based reentry facilities. We offer counseling, education and/or treatment for alcohol and drug abuse problems at most of the domestic facilities we manage. We are also a provider of innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. Additionally, we have a contract with ICE to provide supervision and reporting services designed to improve the participation of non-detained aliens in the immigration court system. We develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. We also provide secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through our joint venture GEOAmey.

As of December 31, 2025, our worldwide operations included the management and/or ownership of approximately 75,000 beds at 95 correctional, detention and reentry facilities, including idle facilities, and also included the provision of servicing individuals in a community-based environment on behalf of federal, state and local correctional agencies located throughout the country.

For the years ended December 31, 2025 and 2024, we had consolidated revenues of $2.6 billion and $2.4 billion, respectively and we maintained an average company-wide facility occupancy rate of 89.2% including 68,157 active beds and excluding 6,646 idle beds for the year ended December 31, 2025, and 87.2% including 67,604 active beds and excluding 11,675 idle beds for the year ended December 31, 2024.

Critical Accounting Policies and Estimates

The consolidated financial statements in this report are prepared in conformity with U.S. generally accepted accounting principles, or GAAP. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 1 – Summary of Business Organization, Operations and Significant Accounting Policies of the notes to the audited consolidated financial statements contained in Part II, Item 8 of this Annual Report on Form 10-K. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Idle Facilities/Asset Impairments

The following table summarizes our idled facilities as of December 31, 2025 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity (beds)	Reentry Services Design Capacity (beds)	Secure Services Net Carrying Value December 31, 2025	Reentry Services Net Carrying Value December 31, 2025	Total Net Carrying Value December 31, 2025
Rivers Correctional Facility	2021	1,320	-	35,969	-	35,969
Big Spring Correctional Facility	2021	924	-	32,005	-	32,005
Flightline Correctional Facility	2021	1,452	-	39,761	-	39,761
McFarland Female Community Reentry Facility	2020	300	-	10,481	-	10,481
Cheyenne Mountain Recovery Center	2020	700	-	17,314	-	17,314
Lea County Correctional Facility	2025	1,200	—	45,412	—	45,412
Philadelphia Residential [1]	2024	-	400	-	6,032	6,032
Coleman Hall [1]	2017	-	350	-	5,531	5,531
Total		5,896	750	$ 180,942	$ 11,563	$ 192,505

[1] We had entered into a purchase and sale agreement in the second quarter of 2024 for these facilities that was less than the net carrying values. As such, we recorded a total impairment loss for both facilities of approximately $2.3 million during the second quarter of 2024 which is included in gain (loss) on asset divestitures/impairment in the accompanying consolidated statements of operations. The purchase and sale agreement was later terminated. There was no indication of impairment related to our idle facilities during the year ended December 31, 2025 or 2023.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, we perform a recoverability test to determine whether or not an impairment loss should be measured.

We test idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. Our probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. We perform the impairment analysis on an annual basis for each of the idle facilities, or more frequently if needed, and take into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in our most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact our ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities we own, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of our idle facilities, at amounts that are less than their carrying value could also cause us to reconsider the assumptions used in the most recent impairment analysis. We have identified marketing prospects to utilize each of the remaining currently idled facilities and have determined that no current impairment exists. However, we can provide no assurance that we will be able to secure management contracts to utilize our idle facilities, or that we will not incur impairment charges in the future. In all cases, the undiscounted cash flows in our analysis as of December 31, 2025, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded.

Reserves for Insurance Losses

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in our care or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed. It is our general practice to bring merged or acquired companies into our corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance our risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as the option of procuring insurance policies for its excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

We currently maintain a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services through commercial and captive policies. We have a professional liability insurance program with a specific loss limit of $45.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. We are uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, we carry substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.3 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of our facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent us from insuring some of our facilities to full replacement value.

Of the insurance policies discussed above, our most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $67.3 million and $56.9 million as of December 31, 2025 and 2024, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. We use statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, we consider such factors as historical frequency and severity of claims at each of our facilities, claim development, payment patterns and changes in the nature of our business, among other factors. Such factors are analyzed for each of our business segments. Our estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. We also may experience variability between our estimates and the actual settlement due to limitations inherent in the estimation process, including our ability to estimate costs of processing and settling claims in a timely manner as well as our ability to accurately estimate our exposure at the onset of a claim. Because we have high deductible insurance policies, the amount of our insurance expense is dependent on our ability to control our claims experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition, results of operations and cash flows could be materially adversely impacted.

With respect to operations in South Africa and Australia, we utilize locally-procured insurance to meet contractual insurance requirements and protect us.

Recent Accounting Pronouncements

The following accounting standard was adopted in the current period:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 focuses on the tax rate reconciliation and income taxes paid disclosure in the Provision for Income Taxes. ASU No. 2023-09 requires a public business entity (PBE) to annually disclose a tabular rate reconciliation using both percentages and currency amounts. The tabular information is to be broken out into specified categories. Information provided under the specified categories may need to be further broken out by nature and jurisdiction to the extent those items exceed a specified threshold, generally 5% of the federal tax amount. In addition, entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign, with further disaggregation by jurisdiction, if the amount is at least 5% of total income tax paid, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. Entities may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ended December 31, 2025, and continuing to provide the pre-ASU disclosures for the prior periods. Alternatively, entities may apply ASU 2023-09 retrospectively by providing the revised disclosures for all periods presented. We adopted this ASU prospectively for the period ended December 31, 2025, which impacted our disclosures with no impact to our financial condition and results of operations. Refer to Note 15 - Income Taxes of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

The following accounting standards will be adopted in future periods:

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Topic 350-40): Targeted Improvements to the Accounting for Internal-Use Software". This amendment modernizes and makes targeted improvements to the accounting for software costs found under Topic 350-40, effective for fiscal years and interim periods beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of adopting this standard on our consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The ASU is effective for the Registrants for annual and interim periods beginning after December 15, 2025. The guidance should be applied on a prospective basis. Early adoption is permitted. We are currently assessing the impact of this standard on our Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. We expect this ASU will impact only our disclosures and not our financial condition and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on our results of operations or financial position.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those described under "Item 1A. Risk Factors" and those included in other portions of this report.

2025 versus 2024

Revenues

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,827,000	69.4%	$1,604,386	66.2%	$ 222,614	13.9%
Electronic Monitoring and Supervision Services	320,919	12.2%	332,826	13.7%	(11,907)	(3.6)%
Reentry Services	286,521	10.9%	277,566	11.5%	8,955	3.2%
International Services	197,109	7.5%	208,924	8.6%	(11,815)	(5.7)%
Total	$2,631,549	100.0%	$2,423,702	100.0%	$ 207,847	8.6%

U.S. Secure Services

Revenues for U.S. Secure Services increased by $222.6 million in 2025 compared to 2024 due to aggregate net increases of $152.4 million related to the activations of our new contracts at our company-owned Delaney Hall, North Lake and D. Ray James facilities as well as our managed-only contract at the North Florida Detention Center and new transportation contracts. We also experienced an aggregate net increase of $121.3 million due to increases in occupancies, transportation services, rates and/or per diem amounts in connection with contract modifications. Partially offsetting these increases were decreases of approximately $51.1 million related to contract terminations.

The number of compensated mandays in U.S. Secure Services facilities was approximately 17.2 million in 2025 and 16.6 million in 2024. We experienced an aggregate net increase of approximately 600,000 mandays as a result of contract activations and increases in occupancies discussed above. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. Secure Services facilities was 88.7% and 86.6% of capacity in 2025 and 2024, respectively, excluding idle facilities.

Electronic Monitoring and Supervision Services

Revenues for Electronic Monitoring and Supervision Services decreased by $11.9 million in 2025 compared to 2024 primarily due to decreases in average participant counts under the Intensive Supervision and Appearance Program ("ISAP").

Reentry Services

Revenues for Reentry Services increased by $9.0 million in 2025 compared to 2024 primarily due to increases of $6.9 million due to new day reporting center contracts. We also experienced a net aggregate increase of $5.4 million primarily related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals. Partially offsetting these increases were decreases of $3.3 million due to contract terminations.

International Services

Revenues for International Services decreased by $11.8 million in 2025 compared to 2024. We experienced a net decrease of $14.6 million primarily due to the transition of our managed-only contract for the Junee Correctional Centre in Australia to the government effective March 31, 2025. Partially offsetting this decrease was an increase due to foreign exchange rate fluctuations of $2.8 million.

Operating Expenses

	2025	% of Segment Revenues	2024	% of Segment Revenues	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,407,622	77.0%	$1,215,784	75.8%	$ 191,838	15.8%
Electronic Monitoring and Supervision Services	170,522	53.1%	160,948	48.4%	9,574	5.9%
Reentry Services	212,123	74.0%	205,650	74.1%	6,473	3.1%
International Services	178,214	90.4%	192,097	91.9%	(13,883)	(7.2)%
Total	$1,968,481		$1,774,479		$ 194,002	10.9%

Operating expenses consist of those expenses incurred in the operation and management of our U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services segments.

U.S. Secure Services

Operating expenses for U.S. Secure Services increased by $191.8 million in 2025 compared to 2024 primarily due to aggregate net increases of $138.3 million in connection with labor and medical costs, transportation services, increased occupancies and additional staffing and training costs we continue to incur in preparation of expected future growth. We also experienced an increase of approximately $93.4 million related to the activations of our new contracts at our company-owned Delaney Hall, North Lake and D. Ray James facilities as well as our managed-only contract at the North Florida Detention Center and new transportation contracts. Partially offsetting these increases were decreases of approximately $39.9 million related to contract terminations.

Electronic Monitoring and Supervision Services

Operating expenses for Electronic Monitoring and Supervision Services increased by $9.6 million in 2025 compared to 2024 primarily due to an increase in fixed costs related to our conversion to a cloud based data platform and employee severance costs as part of our efficiency initiative.

Reentry Services

Operating expenses for Reentry Services increased by $6.5 million during 2025 compared to 2024 primarily due an increase of $5.7 million due to new day reporting center contracts. We also experienced an aggregate net increase of 9.1 million related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals and the associated variable costs. Partially offsetting these increases were decreases of $8.3 million due to contract terminations.

International Services

Operating expenses for International Services decreased in 2025 compared to 2024 by $13.9 million. We experienced a net decrease of $10.8 million primarily due to the transition of our managed-only contract for the Junee Correctional Centre in Australia to the government effective March 31, 2025. We also experienced a decrease of $3.1 million related to foreign exchange rate fluctuations.

Depreciation and Amortization

	2025	% of Segment Revenue	2024	% of Segment Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$ 90,823	5.0%	$ 85,685	5.3%	$ 5,138	6.0%
Electronic Monitoring and Supervision Services	25,411	7.9%	24,523	7.4%	888	3.6%
Reentry Services	13,405	4.7%	13,619	4.9%	(214)	(1.6)%
International Services	2,400	1.2%	2,393	1.1%	7	0.3%
Total	$ 132,039	5.0%	$ 126,220	5.2%	$ 5,819	4.6%

U.S. Secure Services

U.S. Secure Services depreciation and amortization expense increased in 2025 compared to 2024 primarily due to renovations at certain of our company-owned and leased facilities as well as the impact of our purchase of the Western Region Detention Center offset by the sale of our company-owned Lawton Correctional Facility in July 2025.

Electronic Monitoring and Supervision Services

Depreciation and amortization expense increased in 2025 compared to 2024 primarily due to renovations at certain of our leased centers.

Reentry Services

Reentry Services depreciation and amortization expense decreased in 2025 compared to 2024 primarily due to certain assets becoming fully depreciated and/or amortized as well as certain asset dispositions at our company-owned centers.

International Services

Depreciation and amortization expense was relatively consistent in 2025 compared to 2024.

Other Unallocated Operating Expenses

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
General and Administrative Expenses	$ 235,939	9.0%	$ 213,028	8.8%	$ 22,911	10.8%

General and administrative expenses comprise substantially all of our other unallocated operating expenses which primarily includes, corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses increased by $22.9 million in 2025 compared to 2024 primarily due to the reorganization of our senior management team at the end of 2024, other employee restructuring expenses in 2025, higher employee related benefit costs and support for the revenue growth from our new contract awards.

Contingent Litigation Reserve

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Contingent Liability Reserve	$ 37,600	1.4%	$ —	(—)%	$ 37,600	100.0%

During 2025, we incurred a non-cash contingent litigation reserve of $37.6 million in connection with a legal case in the State of Washington, Nwauzor v. GEO Group. Refer to Note 16 - Commitments, Contingencies and Other Matters of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Non-Operating Income and Expense

Interest Income and Interest Expense

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Interest Income	$ 9,076	0.3%	$ 8,787	0.4%	$ 289	3.3%
Interest Expense	$ 160,521	6.1%	$ 190,624	7.9%	$ (30,103)	(15.8)%

Interest income increased in 2025 compared to 2024 primarily due to the effect of foreign exchange rate fluctuations.

Interest expense decreased by $30.1 million in 2025 compared to 2024 primarily due to our Senior Notes Offering and new Term Loan under our new credit agreement that closed on April 18, 2024 which resulted in overall lower interest expense due to lower interest rates. We also retired the majority of our 6.50% Exchangeable Senior Notes due 2026 during 2024 and had lower overall principal balances in 2025 compared to 2024. Additionally, on July 14, 2025, we amended our Credit Agreement which increased our borrowing capacity and lowered the applicable interest rate. Lastly, we paid off our Term Loan under the credit agreement in July 2025. Refer to Note 11 - Debt of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Loss on Extinguishment of Debt

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Loss on Extinguishment of Debt	$ 8,446	0.3%	$ 86,637	3.6%	$ (78,191)	(90.3)%

During 2025, we paid off our Term Loan under our Credit Agreement. In connection with the repayment, we wrote off the related deferred financing costs and paid call premiums. During 2024, we completed a Senior Note Offering which resulted in a loss on extinguishment of debt of approximately $86.6 million which consisted of the write-off of existing deferred financing costs and net discounts/premiums and the payment of call premiums. Refer to Note 11- Debt of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Other Income

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Other Income	$ 5,514	0.2%	$ —	0.0%	$ 5,514	100.0%

In 2025, we received an aggregate of $5.5 million under the Employee Retention Tax Credit provisions of the CARES Act. This amount was recognized as other income in the consolidated financial statements.

Net Gain (Loss) on Asset Divestitures/Impairment

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Net Gain (Loss) on Asset Divestitures/Impairment	$ 232,381	8.8%	$ (2,907)	(0.1)%	$ 235,288	(8,093.8)%

During 2025, we experienced a gain on asset divestitures of approximately $232.4 million related to the sale of our company-owned 2,388-bed Lawton Correctional Facility located in Lawton Oklahoma to the State of Oklahoma. Also included in the gain is the sale of our company-owned and previously idled 139-bed Hector Garza Center in San Antonio, Texas. During 2024, we experienced an impairment loss of approximately $2.3 million related to two of our Company-owned facilities. We also donated a parcel of undeveloped land in Kern County, California which resulted in a loss on asset divestiture of approximately $0.6 million.

Provision for Income Taxes

	2025	Effective Rate	2024	Effective Rate	$ Change	% Change
			(Dollars in thousands)			
Provision for Income Taxes	$ 85,720	25.6%	$ 9,401	24.4%	$ 76,319	811.8%

The provision for income taxes in 2025 increased compared to 2024 along with the effective tax rate. In 2025 and 2024, there was a $53.4 million net discrete tax expense and $4.8 million net discrete tax benefit, respectively. Included in the provision for income taxes in 2025 and 2024 was a $3.2 million discrete tax benefit and a $1.1 million discrete tax benefit related to stock compensation that vested during the respective periods. Also included in the provision for income taxes in 2025 was a $56.6 million discrete tax expense related to the sale of our Lawton Facility and in the provision for income taxes in 2024 was a $3.5 million discrete tax benefit from the interest deduction related to GEO shares issued to the holders of our 6.50% Exchangeable Senior Notes due 2026 that participated in private exchange transactions. We estimate our 2026 annual effective tax rate to be in the range of 28% to 30%, exclusive of any discrete items.

Equity in Earnings of Affiliates

	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Equity in Earnings of Affiliates	$ 4,532	0.2%	$ 2,703	0.1%	$ 1,829	67.7%

Equity in earnings of affiliates, presented net of income taxes, represents the earnings of SACS and GEOAmey in the aggregate. Equity in earnings of affiliates in 2025 compared to 2024 increased primarily due to favorable performance at SACS and GEOAmey.

Financial Condition

Capital Requirements

Our current cash requirements consist of amounts needed for working capital, debt service, supply purchases, investments in joint ventures, and capital expenditures related to either the development of new secure, processing and reentry facilities, or the maintenance of existing facilities. In addition, some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Generally, these initial expenditures are subsequently fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. Additional capital needs may also arise in the future with respect to possible acquisitions, other corporate transactions or other corporate purposes.

As of December 31, 2025, we were developing a number of contractually committed projects that we estimate will cost approximately $90.5 million, of which $58.5 million was spent through December 31, 2025. We estimate our remaining contractually committed capital requirements to be approximately $32.0 million. These projects are expected to be completed through 2026.

We plan to fund all of our capital needs, including capital expenditures, from cash on hand, cash from operations, borrowings under our Credit Agreement and any other financings which our management and Board, in their discretion, may consummate. Currently, our primary source of liquidity to meet these requirements is cash flow from operations and borrowings under our Credit Agreement. We completed our annual budgeting process, and for 2026, we will continue to strategically manage our capital expenditures to maintain both short and long term financial objectives. Additionally, we may from time to time pursue transactions for the potential sale of additional assets and businesses and/or other strategic transactions including potential acquisitions. Our management believes that cash on hand, cash flows from operations and availability under our Credit Agreement will be adequate to support our capital requirements for 2026 as disclosed under "Capital Requirements" above.

Liquidity and Capital Resources

Senior Notes Offering and Credit Agreement

On April 18, 2024, we announced the closing of our previously announced private offering of $1.275 billion aggregate principal amount of senior notes, comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 and $625.0 million aggregate principal amount of 10.250% senior notes due 2031.

We also entered into a credit agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility and the commitments thereunder, and a first-lien senior secured term loan facility. The aggregate principal amount of revolving credit commitments under the senior revolving credit facility was originally $310 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the senior secured term loan facility was originally $450.0 million.

We used the net proceeds of the senior notes offering, borrowings under the new term loan, and cash on hand to refinance approximately $1.5 billion of existing indebtedness at that time, including to fund the repurchase, redemption or other discharge of our existing Tranche 1 Term Loan and Tranche 2 Term Loan under our prior senior credit facility, the 9.50% senior second lien secured notes due 2028, the 10.50% senior second lien secured notes due 2028, and the 6.00% senior notes due 2026, to pay related premiums, transaction fees and expenses, and for general corporate purposes of the Company.

With these transactions, as well as the private exchange transactions involving our 6.50% Exchangeable Notes due 2026 discussed below, we have been able to push out substantially all of our debt maturities to 2029 and 2031.

On July 14, 2025, we entered into a First Amendment to Credit Agreement (the "Amendment") which amended our Credit Agreement dated as of April 18, 2024. The Amendment increased our Revolving Credit Facility (the "Revolver") commitments from $310 million to $450 million and extends the Revolver's maturity from April 15, 2029 to July 14, 2030. The Amendment also lowered the applicable interest rates based on the total leverage ratio for loans using the Alternate Base Rate and loans using the Secured Overnight Financing Rate ("SOFR") by 0.50%. Prior to the closing of the Amendment, we repaid $132 million of the Term Loan B outstanding under the Credit Agreement. Subsequently, as a result of an asset sale of one of our owned facilities, we repaid the remaining balance of the Term Loans under the Credit Agreement.

On November 13, 2025, the Company entered into a Second Amendment to Credit Agreement (the "Amendment"), by and among each of GEO and GEO Corrections Holdings, Inc., as the Borrowers, the guarantors named therein, Citizens Bank, N.A., as administrative agent, and the lenders party thereto. The Amendment effectively removes the 3.00 to 1.00 total leverage ratio hurdle from one-half of the $150.0 million general carve-out to the Credit Agreement's restricted payments negative covenant.

On January 20, 2026, we entered into a Third Amendment to Credit Agreement (the "Amendment"). The Amendment increased the revolving credit facility commitments from $450 million to $550 million. The Amendment decreased the Incremental Amount (as defined in the Amendment) from $250 million to $150 million that we may request in the future in additional term loans, incremental equivalent debt or an increase to the revolving credit facility commitments, subject to the satisfaction of the applicable conditions in the Amendment and the credit agreement.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, our wholly owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of Convertible Notes. The Convertible Notes were scheduled to mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bore interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the Convertible Notes was payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders were able to exchange the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders were able to exchange their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, we would pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock.

Upon conversion, we would pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate was 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate was subject to adjustment in certain events. If we had undergone a fundamental change, holders could have required GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

During 2024, we retired $229.9 million in aggregate principal amount of our outstanding 6.50% Exchangeable Senior Notes as a result of private exchange transactions with an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million, using a combination of the net proceeds from the Senior Notes Offering and cash on hand, and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, we issued 4,209,847 shares that were in treasury. During the first quarter of 2025, we entered into the last repurchase transaction that resulted in the retirement of the remaining principal balance.

We consider opportunities for future business and/or asset acquisitions or dispositions as we deem appropriate when market conditions present opportunities. If we are successful in our pursuit of any new projects or acquisitions, our cash on hand, cash flows from operations and borrowings under the new Credit Agreement may not provide sufficient liquidity to meet our capital needs and we could be forced to seek additional financing or refinance our existing indebtedness. There can be no assurance that any such financing or refinancing would be available to us on terms equal to or more favorable than our current financing terms, or at all. In the future, our access to capital and ability to compete for future capital-intensive projects will also be dependent upon, among other things, our ability to meet certain financial covenants in the indenture governing the Secured Notes, the indenture governing the Unsecured Notes and our Credit Agreement. A substantial decline in our financial performance could limit our access to capital pursuant to these covenants and have a material adverse effect on our liquidity and capital resources and, as a result, on our financial condition and results of operations. In addition to these foregoing potential constraints on our capital, a number of state government agencies have been suffering from budget deficits and liquidity issues. Also, the federal government has been experiencing delays in paying GEO under its contracts as a result of the prior government shutdown and we could experience further delays if there were to be another government shutdown. While we were in compliance with our debt covenants as of December 31, 2025, and we expect to continue to be in compliance with our debt covenants, if these constraints were to intensify, our liquidity could be materially adversely impacted as could our ability to remain in compliance with these debt covenants.

GEO's Secured Notes and Unsecured Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis (except on a senior secured basis in the case of the Secured Notes) by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Share Repurchase Program

On August 4, 2025, our Board of Directors ("Board") authorized and approved a Share Repurchase Program covering the repurchase of up to $300 million of shares of our common stock through an expiration date of June 30, 2028. Repurchases of our common stock will be made in accordance with applicable securities laws and may be made at senior management's discretion from time to time in the open market, by block purchase, through privately negotiated transactions, pursuant to a trading plan, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The authorization for the share repurchase program may be extended, increased, decreased, suspended or terminated by our Board of Directors in its discretion at any time. Repurchases of our common stock (and the timing thereof) will depend upon market conditions, regulatory requirements, our existing obligations, including our Credit Agreement, other corporate liquidity requirements and priorities and other factors as may be considered in our sole discretion. The authorization for the share repurchase program does not obligate us to purchase any particular amount of our common stock. During the year ended December 31, 2025, we repurchased 4,939,452 shares of our common stock under the program.

On November 4, 2025, our Board authorized and approved an increase to the size of the Share Repurchase Program from $300 million to $500 million and also extended the expiration date from June 30, 2028 to December 31, 2029.

Automatic Shelf Registration on Form S-3

On October 30, 2023, we filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that enables us to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement became automatically effective upon filing and is valid for three years.

Prospectus Supplement

On December 28, 2023, in connection with the shelf registration, we filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of our common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the year ended December 31, 2025.

Other

We have entered into two identical Notes (as defined below) in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the Notes are through September 1, 2034 and bear interest at SOFR plus 205 basis points and are payable in monthly installments plus interest. We have entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2025 is $0.4 million of deferred loan costs incurred in the transaction. Refer to Note 6 – Derivative Financial Instruments in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Guarantees

The Company has entered into certain guarantees in connection with the design, financing and construction of certain facilities as well as loan, working capital and other obligation guarantees for our subsidiaries in Australia, South Africa and our joint ventures. Refer to Note 11 - Debt in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Executive Retirement Agreement

We have a non-qualified deferred compensation agreement with our Executive Chairmen. The agreement provides for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2025, our Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

GEO and our Executive Chairman entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement which replaced the prior February 26, 2020 agreement discussed below. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to GEO, we will pay to the Executive Chairman an amount equal to $3,600,000 (the "2021 Grandfathered Payment") which shall be paid in cash. The Grandfathered Payment shall be credited with interest at a rate of 5% compounded quarterly (the "Grandfathered Earnings Account"). Additionally, at the end of each calendar year provided that our Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, we will credit an amount equal to $1,000,000 at the end of each calendar year (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. Upon the date that the Executive Chairman ceases to provide services to GEO, we will pay the Executive Chairman in one lump sum cash payment each of the 2021 Grandfathered Payment, the Grandfathered Earnings Account and the Employment Contributions Account subject to the six-month delay provided in the Amended and Restated Executive Retirement Agreement. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as was provided for under the prior retirement agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $16.3 million at December 31, 2025 which is fully funded. Refer to Note 13 - Benefit Plans in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information. The following table presents the balance due to the Executive Chairman at the end of each of the next four years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to GEO under his Employment Agreement, as amended which is effective through April 1, 2029:

Period End	Retirement Obligation
	(In thousands)
12/31/2026	$ 20,856
12/31/2027	$ 26,351
12/31/2028	$ 33,029
12/31/2029	$ 36,415

We have established several trusts for the purpose of paying the retirement benefit pursuant to the Amended and Restated Executive Retirement Agreement. The trusts were revocable "rabbi trusts" and the assets of the trusts are subject to the claims of our creditors in the event of our insolvency.

Guarantor Financial Information

GEO's Secured Notes and Unsecured Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis (except on a senior secured basis in the case of the Secured Notes) by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Summarized financial information is provided for The GEO Group, Inc. ("Parent") and the Subsidiary Guarantors on a combined basis in accordance with SEC Regulation S-X Rules 3-10 and 13-01. The accounting policies used in the preparation of this summarized financial information are consistent with those elsewhere in the consolidated financial statements of the Company, except that intercompany transactions and balances of the Parent and Subsidiary Guarantor entities with non-guarantor entities have not been eliminated. Intercompany transactions between the Parent and Subsidiary Guarantors have been eliminated and equity in earnings from and investments in non-guarantor subsidiaries have not been presented.

Summarized statement of operations (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Net operating revenues	$ 2,421,724	$ 2,202,285
Income from operations	225,298	274,752
Net income	221,230	1,673
Net income attributable to The GEO Group, Inc. operations	221,230	1,673

Summarized balance sheets (in thousands):

	December 31, 2025	December 31, 2024
Current assets	$ 645,982	$ 438,433
Noncurrent assets (a)	2,971,002	2,999,305
Current liabilities	257,936	255,851
Noncurrent liabilities (b)	2,021,019	2,002,284

    (a) Includes amounts due from non-guarantor subsidiaries of $52.8 million and $55.9 million as of December 31, 2025and 2024, respectively.

    (b)   Includes amounts due to non-guarantor subsidiaries of $42.1 million and $46.8 million as of December 31, 2025 and 2024, respectively.

Off-Balance Sheet Arrangements

Except as discussed above, and in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, we do not have any off-balance sheet arrangements.

We are also exposed to various commitments and contingencies which may have a material adverse effect on our liquidity. See Note 16 – Commitments, Contingencies and Other Matters in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Derivatives

We have entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of our variable rate debt to 4.22%. We have designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. We have determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, we record the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. There was no material ineffectiveness for the period presented. We do not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 11 - Debt and Note 6 - Derivative Financial Instruments in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Cash Flow

Cash, cash equivalents, restricted cash and cash equivalents as of December 31, 2025 was $123.6 million, compared to $125.9 million as of December 31, 2024 and was impacted by the following:

Net cash provided by operating activities in 2025 and 2024 was $72.6 million and $242.2 million, respectively. Net cash provided by operating activities in 2025 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision, amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates and net gain on asset divestitures negatively impacted cash along with realized/unrealized gain on investments. Changes in accounts receivable, prepaid expenses and other assets increased in total by a net of $233.0 million, representing a negative impact on cash. The increase was primarily driven by the timing of billings and collections along with delays in payment due to the government shut down during the fourth quarter of 2025. Changes in accounts payable, accrued expenses and other liabilities increased by $97.3 million which positively impacted cash. The increase was primarily due to the timing of payments.

Net cash provided by operating activities in 2024 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision, amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, net loss on asset divestiture/impairment, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates negatively impacted cash along with realized/unrealized gain on investments. Changes in accounts receivable, prepaid expenses and other assets increased in total by a net of $7.6 million, representing a negative impact on cash. The increase was primarily driven by the timing of billings and collections. Changes in accounts payable, accrued expenses and other liabilities decreased by $21.9 million which negatively impacted cash. The decrease was primarily due to the timing of payments.

Net cash provided by investing activities of $105.7 million in 2025 was primarily the result of proceeds from sale of real estate and other assets of $321.1 million and proceeds from sale of marketable securities of $4.6 million offset by capital expenditures of $197.5 million and purchases of marketable securities of $22.5 million. Net cash used in investing activities of $101.7 million in 2024 was primarily the result of capital expenditures of $78.7 million and purchases of marketable securities of $33.1 million offset by proceeds from sale of marketable securities of $10.1 million.

Net cash used in financing activities in 2025 was $185.7 million compared to net cash used in financing activities of $168.9 million in 2024. Net cash used in financing activities during 2025 was primarily the result of proceeds from borrowings on revolver of $541.0 million, payments on long-term debt of $322.2 million, payments on revolver of $292.4 million, payments for call premiums of $1.3 million, proceeds from stock option exercises of $4.6 million, payments for repurchases of common stock of $91.0 million and taxes paid related to net share settlement of equity awards of $24.4 million. Net cash used in financing activities in 2024 was primarily the result of proceeds from long-term debt of $1,720.5 million, proceeds from borrowings on revolver of $110.0 million, payments on long-term debt of $1,926.8 million, payments for call premiums of $35.6 million, debt issuance costs of $35.7 million, proceeds from stock option exercises of $8.2 million and taxes paid related to net share settlement of equity awards of $9.7 million.

Inflation

We believe that inflation, in general, did have a negative impact but did not have a material effect on our results of operations during 2025 and 2024. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest recurring/fixed expense, increase at a faster rate than the per diem or fixed rates received by us for our management services.

Non-GAAP Measures

EBITDA is defined as net income adjusted by adding provisions for income tax, interest expense, net of interest income and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for net loss (gain) on asset divestitures, pre-tax, net loss attributable to non-controlling interests, stock-based compensation expenses, pre-tax, non-cash contingent liability and litigation and settlement costs, pre-tax, employee restructuring expenses, pre-tax, ATM equity program expenses, pre-tax, close-out expenses, pre-tax, start-up expenses, pre-tax, transaction related expenses, pre-tax, other non-cash revenue and expenses, pre-tax, and certain other adjustments as defined from time to time.

Given the nature of our business as a real estate owner and operator, we believe that EBITDA and Adjusted EBITDA are helpful to investors as measures of our operational performance because they provide an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures, and to fund other cash needs or reinvest cash into our business.

We believe that by removing the impact of our asset base (primarily depreciation and amortization) and excluding certain non-cash charges, amounts spent on interest and taxes, and certain other charges that are highly variable from year to year, EBITDA and Adjusted EBITDA provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates and operating costs, providing a perspective not immediately apparent from net income.

The adjustments we make to derive the non-GAAP measures of EBITDA and Adjusted EBITDA exclude items which may cause short-term fluctuations in income from continuing operations and which we do not consider to be the fundamental attributes or primary drivers of our business plan and they do not affect our overall long-term operating performance.

EBITDA and Adjusted EBITDA provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes.

Our reconciliation of net income to EBITDA and Adjusted EBITDA for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	December 31, 2025	December 31, 2024
Net income	$ 254,306	$ 31,896
Add:		
Income tax provision *	86,587	10,203
Interest expense, net of interest income **	159,891	268,474
Depreciation and amortization	132,039	126,220
EBITDA	632,823	436,793
Add (Subtract):		
(Gain) loss on asset divestitures, pre-tax	(232,381)	2,907
Net loss attributable to noncontrolling interests	66	70
Stock based compensation, pre-tax	23,593	18,107
Non-cash contingent liability and litigation and settlement costs, pre-tax	38,224	—
Employee restructuring expenses, pre-tax	2,003	2,060
Start-up expenses, pre-tax	1,423	507
ATM equity program expenses, pre-tax	—	264
Close-out expenses, pre-tax	2,816	2,345
Transaction related expenses, pre-tax	76	3,632
Other non-cash revenue & expenses, pre-tax	(4,225)	(3,196)
Adjusted EBITDA	$ 464,418	$ 463,489

* Includes income tax provision on equity in earnings of affiliates
** Includes loss on extinguishment of debt

Outlook

The following discussion of our future performance contains statements that are not historical statements and, therefore, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. Please refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, the "Forward-Looking Statements — Safe Harbor," as well as the other disclosures contained in this Annual Report on Form 10-K, for further discussion on forward-looking statements and the risks and other factors that could prevent us from achieving our goals and cause the assumptions underlying the forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements.

We continue to be encouraged by the current landscape of growth opportunities. We are preparing for what we believe is an unprecedented opportunity to help the federal government meet its expanded immigration enforcement priorities. We are taking several important steps to meet this opportunity, including making a previously announced significant investment in capital expenditures to strengthen our capabilities to deliver expanded detention capacity, secure transportation, and electronic monitoring and related services to U.S. Immigration and Customs Enforcement and the federal government. Additionally, in the first weeks of the new Administration, President Trump issued an Executive Order reversing the prior Administration's Executive Order that had directed the U.S. Attorney General to not renew U.S. Department of Justice contracts with privately-operated criminal detention facilities.

Any positive trends in the industry may be offset by several factors, including the impact of the federal government shutdown and any future federal government shutdown, budgetary constraints, contract modifications, contract terminations, contract non-renewals, contract re-bids and/or the decision to not re-bid a contract after expiration of the contract term and the impact of any other potential changes to the willingness or ability to maintain or grow public-private partnerships on the part of other government agencies.

Operating Expenses

Operating expenses consist of those expenses incurred in the operation and management of our contracts to provide services to our governmental clients. Labor and related costs represented approximately 70% and 69% of our operating expenses in 2025 and 2024, respectively. Additional significant operating expenses include food, utilities and inmate medical costs. In 2025 and 2024, operating expenses totaled approximately 75% and 73% of our consolidated revenues, respectively. Our operating expenses as a percentage of revenue in 2026 will be impacted by the opening of any new or existing facilities as a result of the cost of transitioning and/or start-up operations related to a facility opening. During 2026, we will incur carrying costs for facilities that were vacant in 2025.

General and Administrative Expenses

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. For each of the years ended December 31, 2025 and 2024, general and administrative expenses totaled approximately 9% of our consolidated revenues. We expect general and administrative expenses as a percentage of revenue in 2026 to remain consistent or decrease as a result of cost savings initiatives.

Idle Facilities

In our Secure Services segment, we are currently marketing 5,896 vacant beds with a net book value of approximately $180.9 million at six of our idle facilities to potential customers. In our Reentry Services segment, we are currently marketing 750 vacant beds with a net book value of approximately $11.6 million at two of our idle facilities to potential customers. The combined annual carrying cost of these idle facilities in 2026 is estimated to be $23.4 million, including depreciation expense of $12.0 million. With the exception of a contract yet to be activated for one of our secure facilities, we currently do not have any firm commitments or agreements in place to activate these facilities but have ongoing contact with several potential customers. Historically, some facilities have been idle for multiple years before they received a new contract award. The per diem rates that we charge our clients often vary by contract across our portfolio. However, if the eight idle facilities in our Secure Services and Reentry Services segments were to be activated using our Secure Services and Reentry Services average per diem rate in 2025 (calculated as revenue divided by the number of mandays) and based on the average occupancy rate in our facilities for 2025, we would expect to receive annual incremental revenue of approximately $240 million and an increase in annual earnings per share of approximately $0.20 to $0.25 per share based on our average operating margin.

Forward-Looking Statements — Safe Harbor

This Annual Report on Form 10-K and the documents incorporated by reference herein contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to:

- any adverse impact on our financial results caused by the most recent and any future federal government shutdown;
- our ability to timely build and/or open facilities as planned, successfully manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;
- our ability to estimate the government's level of utilization of public-private partnerships for secure services and the impact of any modifications or reductions by our government customers of their utilization of public-private partnerships;
- our ability to accurately project the size and growth of public-private partnerships for secure services in the U.S. and internationally and our ability to capitalize on opportunities for public-private partnerships;
- our ability to successfully respond to any challenges or concerns that our government customers may raise regarding their use of public-private partnerships for secure services, including finding other government customers or alternative uses for facilities where a government customer has discontinued or announced that a contract with us will be discontinued;

- the impact of adopted or proposed executive action or legislation aimed at limiting public-private partnerships for secure facilities, processing centers and community reentry centers or limiting or restricting the business and operations of financial institutions or others who do business with us;

- our ability to successfully respond to delays encountered by states pursuing public-private partnerships for secure services and cost savings initiatives implemented by a number of states;

- our ability to activate the inactive beds at our idle facilities;

- our ability to maintain or increase occupancy rates at our facilities and the impact of fluctuations in occupancy levels or participants in ISAP on our revenues and profitability;

- our ability to expand, diversify and grow our secure services, reentry, community-based services, monitoring services, evidence-based supervision and treatment programs and secure transportation services businesses;

- our ability to win management contracts for which we have submitted proposals, retain existing management contracts, prevail in any challenge or protest involving the award of a management contract and meet any performance standards required by such management contracts;

- our ability to raise new project development capital given the often short-term nature of the customers' commitment to use newly developed facilities;

- our ability to develop long-term earnings visibility;

- our ability to successfully conduct our operations in the United Kingdom and South Africa through joint ventures;

- the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;

- an increase in unreimbursed labor rates;

- our exposure to rising medical costs;

- our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

- the risks associated with the U.S. Supreme Court agreeing to hear our appeal in the Nwauzor case and our ability to prevail on the merits, our company being required to record an additional accrual for the judgments in the future, and our ability to defend similar other pending litigation and the effect such litigation may have on our company;

- our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers' compensation and automobile liability claims;

- our ability to fulfill our debt service obligations and its impact on our liquidity;

- our ability to deleverage and repay, refinance or otherwise address our debt maturities in an amount or on the timeline we expect, or at all;

- despite current indebtedness levels, we may still incur more indebtedness, which could further exacerbate the risks relating to our indebtedness;

- the covenants in the indentures governing the Secured Notes and the Unsecured Notes and the Credit Agreement impose significant operating and financial restrictions which may adversely affect our ability to operate our business;

- servicing our indebtedness will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control and we may not be able to generate the cash required to service our indebtedness;

- because portions of our senior indebtedness have floating interest rates, an increase in interest rates would adversely affect cash flows;

- we depend on distributions from our subsidiaries to make payments on our indebtedness and these distributions may not be made;

- we may not be able to satisfy our repurchase obligations in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so;

- the Unsecured Notes and the guarantees on the Unsecured Notes will be effectively subordinated to our and the guarantors' senior secured indebtedness and structurally subordinated to the indebtedness of our subsidiaries that do not guarantee the Unsecured Notes;

- the value of the collateral may not be sufficient to satisfy our obligations under the Secured Notes;

- our ability to identify and successfully complete any potential acquisitions of assets and businesses or sales of additional Company-owned assets and businesses on commercially advantageous terms on a timely basis, or at all;

- from time to time, we may not have a management contract with a client to operate existing beds at a facility or new beds at a facility that we are expanding, and we cannot assure you that such a contract will be obtained. Failure to obtain a management contract for these beds will subject us to carrying costs with no corresponding management revenue;

- negative conditions in the capital markets could prevent us from obtaining future financing on desirable terms, which could materially harm our business;

- we are subject to the loss of our facility management contracts, due to executive orders, terminations, non-renewals or competitive re-bids, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers;

- our growth depends on our ability to secure contracts to develop and manage new secure facilities, processing centers and community-based facilities and to secure contracts to provide electronic monitoring services, community-based reentry services and monitoring and supervision services, the demand for which is outside our control;

- we may not be able to meet state requirements for capital investment or locate land for the development of new facilities, which could adversely affect our results of operations and future growth;

- we partner with a limited number of governmental customers who account for a significant portion of our revenues. The loss of, or a significant decrease in revenues from, these customers could seriously harm our financial condition and results of operations;

- efforts to reduce the U.S. federal deficit could adversely affect our liquidity, results of operations and financial condition;

- State budgetary constraints may have a material adverse impact on us;

- competition for contracts may adversely affect the profitability of our business;

- we are dependent on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state, local and foreign government levels;

- public and political resistance to the use of public-private partnerships for secure facilities, electronic monitoring and supervision as alternatives to detention, processing centers and community reentry centers could result in our inability to obtain new contracts or the loss of existing contracts, impact our ability to obtain or refinance debt financing or enter into commercial arrangements, which could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities;

- adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts;

- we may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and may not be recouped;

- failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations;

- we may face community opposition to facility locations, which may adversely affect our ability to obtain new contracts;

- our business operations expose us to various liabilities for which we may not have adequate insurance, including legal claims and proceedings, and may have a material adverse effect on our business, financial condition or results of operations;

- we may not be able to obtain or maintain the insurance levels required by our government contracts;

- our exposure to rising general insurance costs;

- natural disasters, pandemic outbreaks, global political events and other serious catastrophic events could disrupt operations and otherwise materially adversely affect our business and financial condition;

- our international operations expose us to risks that could materially adversely affect our financial condition and results of operations;

- we conduct certain of our operations through joint ventures or consortiums, which may lead to disagreements with our joint venture partners or business partners and adversely affect our interest in the joint ventures or consortiums;

- we are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel;

- our profitability may be materially adversely affected by inflation;

- various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations;

- risks related to facility construction and development activities may increase our costs related to such activities;

- the rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results;

- adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations;

- the interruption, delay or failure of the provision of our services or information systems could adversely affect our business;

- the failure to comply with data privacy, security and exchange legal requirements could have a material adverse impact on our business, financial position, results of operations, cash flows and reputation;

- technological changes could cause our electronic monitoring products and technology, including our BI VeriWatch™ wrist-worn device, to become obsolete or require the redesign of our electronic monitoring products, which could have a material adverse effect on our business;

- any negative changes in the level of acceptance of or resistance to the use of electronic monitoring products, including our BI VeriWatch™ wrist-worn device, and services by governmental customers could have a material adverse effect on our business, financial condition and results of operations;

- we depend on a limited number of third parties to manufacture and supply quality infrastructure components for our electronic monitoring products. If our suppliers cannot provide the components or services we require and with such quality and at such cost as we expect, our ability to market and sell our electronic monitoring products and services could be harmed;

- an inability to acquire, protect or maintain our intellectual property and patents in the electronic monitoring space could harm our ability to compete or grow;

- our electronic monitoring products could infringe on the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products;

- we license intellectual property rights in the electronic monitoring space, including patents, from third party owners. If such owners do not properly maintain or enforce the intellectual property underlying such licenses, our competitive position and business prospects could be harmed. Our licensors may also seek to terminate our license;

- we may be subject to costly product liability claims from the use of our electronic monitoring products, which could damage our reputation, impair the marketability of our products and services and force us to pay costs and damages that may not be covered by adequate insurance;

- our ability to identify suitable acquisitions or dispositions, and to successfully complete such acquisitions or dispositions;

- as a result of our acquisitions, we have recorded and will continue to record a significant amount of goodwill and other intangible assets. In the future, our goodwill or other intangible assets may become impaired, which could result in material non-cash charges to our results of operations;

- federal, state and local tax rules can adversely affect our results of operations and financial position;

- we are subject to risks related to corporate social responsibility;

- the market price of our common stock may vary substantially;

- expectations about growth in the utilization of detention beds by the federal government may not be realized, which could negatively impact our stock price;

- future sales of shares of our common stock or securities convertible into common stock could adversely affect the market price of our common stock and may be dilutive to current shareholders;

- our ability to execute on the Share Repurchase Program on the anticipated timeline;

- various anti-takeover protections applicable to us may make an acquisition of us more difficult and reduce the market value of our common stock;

- failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock;

- we may issue additional debt securities that could limit our operating flexibility and negatively affect the value of our common stock;

- a "short squeeze" due to a sudden increase in demand for shares of our common stock that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in shares of our common stock;

- failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences; and

- other factors contained in our filings with the SEC, including, but not limited to, those detailed in this Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to market risks related to changes in interest rates with respect to our Credit Agreement. Payments under the Credit Agreement are indexed to a variable interest rate. Based on borrowings outstanding as of December 31, 2025 under the Credit Agreement of $358.3 million, for every one percent increase in the interest rate applicable to the Credit Agreement, our total annual interest expense would increase by approximately $3.6 million.

We have entered into certain interest rate swap arrangements for hedging purposes, fixing the interest rate on certain of our variable rate debt. The difference between the floating rate and the swap rate on these instruments is recognized in interest expense within the respective entity. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point change in the current interest rate would not have a material impact on our financial condition or results of operations.

Additionally, we invest our cash in a variety of short-term financial instruments to provide a return. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these instruments are subject to interest rate risk, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Rate Risk

We are exposed to market risks related to fluctuations in foreign currency exchange rates between the U.S. Dollar, the Australian Dollar, the South African Rand and the British Pound currency exchange rates. Based upon our foreign currency exchange rate exposure as of December 31, 2025 with respect to our international operations, every 10 percent change in historical currency rates would have a $8.9 million effect on our financial position and a $1.5 million impact on our results of operations over the next fiscal year.

Item 8. *Financial Statements and Supplementary Data*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
The GEO Group, Inc.:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representations in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that our assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Grant Thornton LLP, independent registered public accountants, whose appointment by our Audit and Finance Committee was ratified by our shareholders. Their report, which is included in this Form 10-K, expresses an opinion as to whether management's consolidated financial statements present fairly in all material respects, the Company's financial position, results of operations and cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. The effectiveness of our internal control over financial reporting as of December 31, 2025 has also been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report which is included in this Form 10-K. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit and Finance Committee of the Board of Directors meets periodically with representatives of management, the independent registered public accountants and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent registered public accountants have unrestricted access to the Audit and Finance Committee to discuss the results of their examinations.

J. David Donahue
Chief Executive Officer

Mark J. Suchinski
Chief Financial Officer

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria set forth in the Internal Control - Integrated Framework issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Internal Control - Integrated Framework").

The Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of December 31, 2025, based on the 2013 Internal Control — Integrated Framework. Based on this evaluation, the Company's management concluded that as of December 31, 2025, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting as of December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 25, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Fort Lauderdale, Florida

February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of
The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 25, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-insurance reserves

As described further in Note 1 to the consolidated financial statements, the Company self-insures, up to certain policy-specified limits, certain risks related to general and workers' compensation- liability costs. The estimated cost of claims under these self-insurance programs is estimated and accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. We identified self-insurance reserves ("self-insurance") as a critical audit matter, specifically the reserves related to the Company's estimate for unpaid losses and projected ultimate losses. The principal considerations for our determination that self-insurance reserves for unpaid losses and projected ultimate losses is a critical audit matter are that the accrual for self-insurance has higher risk of estimation uncertainty due to the loss development factors, including the frequency and severity of claims, and inherent assumptions in actuarial methods used in determining the required reserves. The estimation uncertainty and complexity of the actuarial methods utilized involved especially subjective auditor judgment and an increased extent of effort, including the need to involve an auditor-engaged actuarial specialist. Our audit procedures related to the self-insurance reserves included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to self-insurance, including, but not limited to controls that (i) validate that claims were reported and submitted accurately and timely, (ii) validate that internal claims data was reconciled to claims data maintained by the third-party administrator and submitted to the Company's actuary and (iii) validate management's process and review of the third-party actuary report, including, but not limited to controls over management's review of the relevance, adequacy and appropriateness of the data, assumptions, valuation methods, and mathematical accuracy used to determine the required reserves as of the reporting date.
- We utilized an auditor-engaged actuarial specialist in evaluating management's methods and assumptions used in the actuarial study. We performed analytics that include a review of prior projections to current actual results to evaluate the reasonableness of changes in estimated ultimate losses.
- We reconciled claims data maintained by the third-party administrator to the claims data submitted to the Company's actuary used in the development of the loss triangles and selecting loss development factors.
- We selected a sample of underlying claims and reviewed the information utilized by management such as insurance claims and legal records to (i) test management's estimation process to determine if the reserve was reasonable and (ii) test the accuracy of the significant claim data attributes.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2006.

Fort Lauderdale, Florida
February 25, 2026

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands, except per share data)	
Revenues	$ 2,631,549	$ 2,423,702	$ 2,413,167
Operating Expenses (excluding depreciation and amortization)	1,968,481	1,774,479	1,744,228
Depreciation and Amortization	132,039	126,220	125,784
General and Administrative Expenses	235,939	213,028	190,766
Contingent Litigation Reserve	37,600	—	—
Operating Income	257,490	309,975	352,389
Interest and Investment Income	9,076	8,787	7,792
Interest Expense	(160,521)	(190,624)	(218,292)
Loss on Extinguishment of Debt	(8,446)	(86,637)	(8,532)
Other income	5,514	—	—
Net Gain (Loss) on Asset Divestitures/Impairment	232,381	(2,907)	4,691
Income Before Income Taxes and Equity in Earnings of Affiliates	335,494	38,594	138,048
Provision for Income Taxes	85,720	9,401	35,399
Equity in Earnings of Affiliates, net of income tax provision of $867, $802 and $868	4,532	2,703	4,534
Net Income	254,306	31,896	107,183
Loss Attributable to Noncontrolling Interests	66	70	142
Net Income Attributable to The GEO Group, Inc. Operations	$ 254,372	$ 31,966	$ 107,325
Weighted Average Common Shares Outstanding:			
Basic	137,487	131,318	121,908
Diluted	139,723	134,064	123,698
Income per Common Share Attributable to The GEO Group, Inc.:			
Basic:			
Net income per share — basic	$ 1.85	$ 0.23	$ 0.73
Diluted:			
Net income per share — diluted	$ 1.82	$ 0.22	$ 0.72

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands)	
Net Income	$ 254,306	$ 31,896	$ 107,183
Other comprehensive income (loss):			
Change in marketable securities, net of income tax provision (benefit) of $126, $(4) and $253	$ 491	$ (15)	$ 953
Foreign currency translation adjustments	5,415	(7,182)	258
Pension liability adjustment, net of income tax (benefit) provision of $(338), $385 and $(88), respectively	(1,271)	1,447	(332)
Change in fair value of derivative instrument classified as cash flow hedge, net of income tax provision (benefit) of $(289), $210 and $(161), respectively	(1,089)	792	(604)
Total other comprehensive (loss) income, net of tax	3,546	(4,958)	275
Total comprehensive income	257,852	26,938	107,458
Comprehensive loss attributable to noncontrolling interests	150	68	144
Comprehensive income attributable to The GEO Group, Inc. operations	$ 258,002	$ 27,006	$ 107,602

THE GEO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

	2025		2024	
	(In thousands, except share data)			
ASSETS				
Current Assets				
Cash and cash equivalents	$	68,995	$	76,896
Restricted cash and cash equivalents		2,998		2,785
Accounts receivable, net of credit loss reserve of $857 and $685, respectively		593,463		376,013
Prepaid expenses and other current assets		53,073		44,485
Total current assets		718,529		500,179
Restricted Cash and Investments		179,366		145,366
Property and Equipment, Net		1,884,198		1,899,690
Operating Lease Right-of-Use Assets, Net		72,294		95,327
Deferred Income Tax Assets		9,396		9,522
Goodwill		756,028		756,001
Intangible Assets, Net		117,332		126,576
Other Non-Current Assets		106,479		99,419
Total Assets	$	3,843,622	$	3,632,080
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	58,727	$	67,464
Accrued payroll and related taxes		82,086		68,044
Accrued expenses and other current liabilities		197,530		177,768
Operating lease liabilities, current portion		17,193		25,335
Current portion of finance lease obligations and long-term debt		1,355		1,612
Total current liabilities		356,891		340,223
Deferred Income Tax Liabilities		99,689		78,198
Other Non-Current Liabilities		176,083		95,410
Operating Lease Liabilities		57,557		73,638
Long-Term Debt		1,649,268		1,711,197
Commitments and Contingencies (Note 16)				
Shareholders' Equity				
Preferred stock, $0.01 par value, 30,000,000 shares authorized, none issued or outstanding		—		—
Common stock, $0.01 par value, 225,000,000 shares authorized, 141,182,435 and 140,181,318 issued and 136,242,983 and 140,181,318 outstanding, respectively.		1,412		1,402
Additional paid-in capital		1,319,135		1,315,256
Retained earnings		294,252		39,880
Accumulated other comprehensive loss		(17,972)		(21,602)
Treasury stock, 4,939,452 and 0 shares at cost, respectively		(91,021)		—
Total shareholders' equity attributable to The GEO Group, Inc.		1,505,806		1,334,936
Noncontrolling interests		(1,672)		(1,522)
Total shareholders' equity		1,504,134		1,333,414
Total Liabilities and Shareholders' Equity	$	3,843,622	$	3,632,080

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands)	
Cash Flow from Operating Activities:			
Net Income	$ 254,306	$ 31,896	$ 107,183
Net loss attributable to noncontrolling interests	66	70	142
Net income attributable to The GEO Group, Inc. operations	254,372	31,966	107,325
Adjustments to reconcile net income attributable to The GEO Group, Inc. operations to net cash provided by operating activities:			
Depreciation and amortization expense	132,039	126,220	125,784
Deferred tax provision	22,089	1,537	1,476
Amortization of debt issuance costs, discount and/or premium and other non-cash interest	6,093	8,252	12,030
Stock-based compensation	23,593	18,107	15,065
Loss on extinguishment of debt	8,446	86,637	8,532
Gain on early lease termination	(828)	—	—
Equity in earnings of affiliates, net of tax	(4,532)	(2,703)	(4,534)
(Gain) loss on sale/disposal of property and equipment	—	(250)	1,197
Realized/unrealized gain on investments	(10,687)	(6,084)	(7,151)
Net (gain) loss on asset divestitures/impairment	(232,381)	2,907	(4,691)
Dividends received from unconsolidated joint ventures	10,165	5,082	2,987
Changes in assets and liabilities, net of acquisition:			
Changes in accounts receivable, prepaid expenses and other assets	(233,041)	(7,581)	11,672
Changes in accounts payable, accrued expenses and other liabilities	97,283	(21,854)	8,090
Net cash provided by operating activities	72,611	242,236	277,782
Cash Flow from Investing Activities:			
Proceeds from sale of real estate and other assets	321,050	—	19,583
Purchases of marketable securities	(22,488)	(33,119)	—
Proceeds from sale of marketable securities	4,634	10,092	—
Capital expenditures	(197,512)	(78,691)	(73,002)
Net cash provided by (used in) investing activities	105,684	(101,718)	(53,419)
Cash Flow from Financing Activities:			
Payments on long-term debt	(322,198)	(1,926,775)	(208,390)
Proceeds from long term debt	—	1,720,500	—
Proceeds from borrowings on revolver	541,000	110,000	—
Payments on revolver	(292,416)	—	—
Taxes paid related to net share settlements of equity awards	(24,430)	(9,657)	(3,443)
Debt issuance costs	—	(35,748)	(2,396)
Proceeds from the sale of treasury shares	—	—	5,750
Proceeds from stock options exercised	4,553	8,192	239
Proceeds from issuance of common stock in connection with ESPP	173	158	157
Payment for repurchases of common stock	(91,021)	—	—
Payments for call premiums	(1,320)	(35,558)	—
Net cash used in financing activities	(185,659)	(168,888)	(208,083)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	5,135	(5,633)	(256)
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	(2,229)	(34,003)	16,024
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, beginning of period	125,864	159,867	143,843
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, end of period	$ 123,635	$ 125,864	$ 159,867
Supplemental Disclosures			
Cash paid during the year for:			
Income taxes	$ 29,546	$ 15,684	$ 19,227
Interest	$ 153,951	$ 190,606	$ 198,710
Non-cash investing and financing activities:			
Right-of-use asset written off due to early termination of lease	$ 16,021	$ —	$ —
Operating lease liability written off due to early termination of lease	$ 16,849	$ —	$ —
Right-of-use assets obtained from operating lease liabilities	$ 17,863	$ 21,324	$ 35,233
Capital expenditures in accounts payable and accrued expenses	$ 620	$ 5,708	$ 675

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2025, 2024 and 2023

| | GEO Group Inc. Shareholders | | | | | | | | |
| | Common Stock | | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | | Noncontrolling Interest | Total Shareholders' Equity |
	Number of Shares	Amount			(In thousands)	Number of Shares	Amount		
Balance, January 1, 2023	124,061	$ 1,289	$ 1,291,363	$ (4,236)	$ (16,919)	4,852	$ (105,099)	$ (1,310)	$ 1,165,088
Proceeds from stock options exercised	35	—	239	—	—	—	—	—	239
Stock based compensation expense	—	—	15,065	—	—	—	—	—	15,065
Shares withheld for net settlements of share-based awards [1]	(383)	(4)	(3,439)	—	—	—	—	—	(3,443)
Restricted stock granted	1,758	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(47)	—	—	—	—	—	—	—	—
Sale of treasury shares [2]	642	—	(4,174)	—	—	(643)	9,924	—	5,750
Issuance of common stock (ESPP)	21	—	157	—	—	—	—	—	157
Net income	—	—	—	107,325	—	—	—	(142)	107,183
Other comprehensive income	—	—	—	—	277	—	—	(2)	275
Balance, December 31, 2023	126,087	$ 1,303	$ 1,299,193	$ 103,089	$ (16,642)	4,209	$ (95,175)	$ (1,454)	$ 1,290,314
Proceeds from stock options exercised	584	6	8,186	—	—	—	—	—	8,192
Stock based compensation expense	—	—	18,107	—	—	—	—	—	18,107
Shares withheld for net settlements of share-based awards [1]	(698)	(7)	(9,650)	—	—	—	—	—	(9,657)
Restricted stock granted	1,827	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(60)	—	—	—	—	—	—	—	—
Issuance of common stock (ESPP)	12	—	158	—	—	—	—	—	158
Reissuance of treasury shares [3]	4,209	—	—	(95,175)	—	(4,209)	95,175	—	—
Issuance of common shares [3]	8,220	82	(1,696)	—	—	—	—	—	(1,614)
Other adjustments to Additional Paid-In-Capital	—	—	976	—	—	—	—	—	976
Net income	—	—	—	31,966	—	—	—	(70)	31,896
Other comprehensive income (loss)	—	—	—	—	(4,960)	—	—	2	(4,958)
Balance, December 31, 2024	140,181	$ 1,402	$ 1,315,256	$ 39,880	$ (21,602)	—	$ —	$ (1,522)	$ 1,333,414
Proceeds from stock options exercised	312	3	4,550	—	—	—	—	—	4,553
Stock based compensation expense	—	—	23,593	—	—	—	—	—	23,593
Shares withheld for net settlements of share-based awards [1]	(997)	(10)	(24,420)	—	—	—	—	—	(24,430)
Restricted stock granted	1,827	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(150)	(1)	1	—	—	—	—	—	—
Purchase of treasury shares [4]	(4,939)	—	—	—	—	4,939	(91,021)	—	(91,021)
Issuance of common stock (ESPP)	8	—	173	—	—	—	—	—	173
Net income	—	—	—	254,372	—	—	—	(66)	254,306
Other comprehensive income (loss)	—	—	—	—	3,630	—	—	(84)	3,546
Balance, December 31, 2025	136,242	$ 1,412	$ 1,319,135	$ 294,252	$ (17,972)	4,939	$ (91,021)	$ (1,672)	$ 1,504,134

[1] During the years ended December 31, 2025, 2024 and 2023, the Company withheld shares through net share settlements to satisfy statutory tax withholding requirements upon vesting of shares of restricted stock held by employees.

[2] The Company sold treasury shares to partially fund its obligation under its Amended and Restated Executive Retirement Agreement with its Executive Chairman.

[3] During 2024, the Company retired $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes in private exchange transactions for an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, the Company issued 4,209,847 shares that were previously held in treasury.

[4] During the year ended December, 31 2025, the Company repurchased 4,939,452 shares of its common stock in the open market.

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2025, 2024 and 2023

1.   Summary of Business Organization, Operations and Significant Accounting Policies

The GEO Group, Inc., a Florida corporation, and subsidiaries (the "Company" or "GEO") specializes in the ownership, leasing and management of secure facilities, processing centers and reentry centers in the United States, Australia and South Africa. The Company owns, leases and operates a broad range of facilities including maximum, medium and minimum-security facilities, processing centers, as well as community-based reentry facilities and offers an expanded delivery of rehabilitation services under its 'GEO Continuum of Care' platform. The 'GEO Continuum of Care' platform integrates enhanced rehabilitative programs, which are evidence-based and include cognitive behavioral treatment and post-release services and provides academic and vocational classes in life skills and treatment programs while helping individuals reintegrate into their communities. The Company develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency. The Company provides innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. The Company also provides secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through its joint venture GEOAmey Ltd. ("GEOAmey"). As of December 31, 2025, GEO's worldwide operations included the ownership and/or management of approximately 75,000 beds at 95 secure and community services facilities, including idle facilities and projects under development, and also includes the provision of reentry and electronic monitoring and supervision services for thousands of individuals, including an array of technology products including radio frequency, GPS, and alcohol monitoring devices.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies of the Company are described below.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company reports South Africa Custodial Services ("SACS") and its 50% owned joint venture in the United Kingdom, GEOAmey, under the equity method of accounting. Noncontrolling interests in consolidated entities represent equity that other investors have contributed to South Africa Custodial Management ("SACM"). Non-controlling interests are adjusted for income and losses allocable to the other shareholders in these entities. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include loss contingencies, reserves for self-insured retention related to general liability and workers' compensation insurance, projected cash flows used to evaluate asset impairment, useful lives of its property, equipment and intangible assets. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are reasonable when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted.

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with original maturities of three months or less when purchased. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Australia, South Africa and the United Kingdom. As of December 31, 2025 and 2024, the Company had $28.4 million in cash and cash equivalents held by its international subsidiaries.

Concentration of Credit Risk

The Company maintains deposits of cash in excess of federally insured limits with certain financial institutions and accordingly the Company is subject to credit risk. Other than cash, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable, investments in marketable securities, long-term debt and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals.

Accounts Receivable

Accounts receivable consists primarily of trade accounts receivable due from federal, state, local and international government agencies for operating and managing secure facilities, providing community-based services, providing electronic monitoring and supervision services, providing construction and design services and providing residential and transportation services. The Company generates receivables with its governmental clients and with other parties in the normal course of business as a result of billing and receiving payment. The Company regularly reviews outstanding receivables and provides for estimated losses through a credit loss reserve. In evaluating the level of credit loss reserves, the Company makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the credit loss reserve may be required. The Company also performs ongoing credit evaluations for some of its customers' financial conditions and generally does not require collateral. Generally, the Company receives payment for these services thirty to sixty days in arrears. However, certain of the Company's accounts receivable are paid by customers after the completion of their program year and therefore can be aged in excess of one year. The Company maintains reserves for potential credit losses, and such losses traditionally have been within its expectations. Actual write-offs are charged against the credit loss reserve when collection efforts have been unsuccessful. As of December 31, 2025 and 2024, the Company's trade receivables that were considered to be long-term were not significant.

Restricted Cash and Cash Equivalents

The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported on the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2025	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	$ 68,995	$ 76,896	$ 93,971
Restricted cash and cash equivalents - current	2,998	2,785	—
Restricted cash and investments - non-current	179,366	145,366	135,968
Less Restricted investments - non-current	(127,724)	(99,183)	(70,072)
Total cash, cash equivalents and restricted cash and cash equivalents shown in the statement of cash flows	$ 123,635	$ 125,864	$ 159,867

Amounts included in restricted cash and cash equivalents are attributable to certain contractual cash restriction requirements at the Company's wholly owned Australian subsidiary related to asset replacement funds contractually required to be maintained and other guarantees as well as cash held in the Company's captive insurance company, Florina. Restricted investments - non-current (included in Restricted Cash and Investments in the accompanying consolidated balance sheets) consists of the Company's rabbi trust established for an employee and employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan, its rabbi trust established for its Executive Chairman's retirement account held in a money market fund, investments in equity and fixed income mutual funds and money market funds held in the Company's captive insurance subsidiary, Florina, and certain contractual cash requirements at the Company's wholly owned Australian subsidiary related to certain performance guarantees at its Ravenhall facility. The investments held in the rabbi trust related to The GEO Group, Inc. Non-Qualified Deferred Compensation Plan and the investments in equity and fixed income mutual funds held in Florina are restricted investments that are not considered to be restricted cash and cash equivalents in the accompanying consolidated statements of cash flows. Refer to Note 8 - Financial Instruments.

Prepaid expenses and Other Current Assets

Prepaid expenses and other current assets include assets that are expected to be realized within the next fiscal year. Prepaid expenses represents $48.4 million and $37.4 million of the total balance as of December 31, 2025 and 2024. Other current assets consist primarily of food and uniform inventory. Included in the balance at December 31, 2025 is approximately $7.6 million of federal, state and international tax overpayments that will be applied against tax payments in 2026. Included in the balance at December 31, 2024 is approximately $8.9 million of federal, state and international tax overpayments that were applied against tax payments in 2025.

Inventory

Inventory, which consists primarily of component parts related to electronic monitoring equipment, is stated at the lower of average cost or net realizable value and is approximately $41.0 million and $35.9 million at December 31, 2025 and 2024, respectively. Inventory is included in Other Non-Current Assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. The Company has not made any such changes in estimates during the years ended December 31, 2025, 2024 and 2023. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of company-owned secure facilities. Cost for self-constructed secure facilities includes direct materials and labor, capitalized interest and certain other indirect costs associated with construction of the facility, such as property taxes, other indirect labor and related benefits and payroll taxes. The Company begins the capitalization of costs during the pre-construction phase, which is the period during which costs are incurred to evaluate the site and continues until the facility is substantially complete and ready for occupancy. Labor costs capitalized for the years ended December 31, 2025, 2024 and 2023 were not significant. The capitalized costs of real estate projects are assigned to individual components of the project based on specific identification. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Refer to Note 5 - Property and Equipment.

Idle Facilities/Asset Impairments

The following table summarizes the Company's idled facilities as of December 31, 2025 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity (beds)	Reentry Services Design Capacity (beds)	Secure Services Net Carrying Value December 31, 2025	Reentry Services Net Carrying Value December 31, 2025	Total Net Carrying Value December 31, 2025
Rivers Correctional Facility	2021	1,320	-	35,969	-	35,969
Big Spring Correctional Facility	2021	924	-	32,005	-	32,005
Flightline Correctional Facility	2021	1,452	-	39,761	-	39,761
McFarland Female Community Reentry Facility	2020	300	-	10,481	-	10,481
Cheyenne Mountain Recovery Center	2020	700	-	17,314	-	17,314
Lea County Correctional Facility	2025	1,200	—	45,412	—	45,412
Philadelphia Residential [1]	2024	-	400	-	6,032	6,032
Coleman Hall [1]	2017	-	350	-	5,531	5,531
Total		5,896	750	$ 180,942	$ 11,563	$ 192,505

[1] The Company had entered into a purchase and sale agreement in the second quarter of 2024 for these facilities that was less than the net carrying values. As such, the Company recorded a total impairment loss for both facilities of approximately $2.3 million during the second quarter of 2024 which is included in gain (loss) on asset divestitures/impairment in the accompanying consolidated statements of operations. The purchase and sale agreement was later terminated. There was no indication of impairment related to the Company's idle facilities during the year ended December 31, 2025 or 2023.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, the Company performs a recoverability test to determine whether or not an impairment loss should be measured.

The Company tests idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, the Company groups assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. The Company's probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. The Company performs the impairment analysis on an annual basis, or more frequently as needed, for each of the idle facilities and takes into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in the Company's most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact the Company's ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities the Company owns, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of the Company's idle facilities, at amounts that are less than their carrying value could also cause the Company to reconsider the assumptions used in the most recent impairment analysis. The Company has identified marketing prospects to utilize each of the remaining currently idled facilities and has determined that no current impairment exists. The Company has also received valuations from a third party on certain facilities. However, the Company can provide no assurance that it will be able to secure management contracts to utilize its idle facilities, or that it will not incur impairment charges in the future. In all cases, the undiscounted cash flows in the Company's analysis as of December 31, 2025, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded.

The Company's evaluations also take into consideration historical experience in securing new facility management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods the Company's currently idle facilities have been idle. Such previously idled facilities are currently being operated under contracts that generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with federal and state agencies to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones the Company is currently experiencing.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to forecasted terms and conditions in contracts with prospective customers that could impact the estimate of projected cash flows. Notwithstanding the effects the current economy has had on the Company's customers for available beds in the short term which has led to the Company's decision to idle certain facilities, the Company believes the long-term trends favor an increase in the utilization of its idle facilities. This belief is also based on the Company's experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by federal and state agencies.

Leases

The Company determines whether a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of the lease payments over the term of the lease. Many of GEO's leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. Only renewal or termination options that are reasonably certain to be exercised by the Company are included in the lease term which is used in the calculation of lease liabilities and right-of-use assets. In addition, lease agreements may include periodic adjustments to payment amounts for inflation or other variables, or may require payments for taxes, insurance, maintenance or other expenses, which are generally referred to as non-lease components. The Company accounts for non-lease components together with the related lease components for all classes of leased assets. The Company does not typically enter into lease agreements that contain a residual guarantee or that provide for variable lease payments.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value, however, most of GEO's lease agreements do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

For leases where the Company is the lessor, upon adoption of ASC 842, the Company elected to also apply the practical expedient to not separate non-lease components from the associated lease component if certain criteria are met for each class of underlying assets. Lease components are elements of an arrangement that provide the customer with the right to use an identified asset. Non-lease components are distinct elements of a contract that are not related to securing the use of the leased asset and revenue is recognized in accordance with ASC 606. The Company considers common area maintenance ("CAM") and service income associated with tenant work orders to be non-lease components because they represent delivery of a separate service but are not considered a cost of securing the identified asset. In the case of the Company's business, the identified asset would be the leased real estate. The Company assessed and concluded that the timing and pattern of transfer for non-lease components and the associated lease component are the same. The Company determined that the predominant component was the lease component and as such its leases continue to qualify as operating leases. The Company made a policy election to account for and present the lease component and the non-lease component as a single component in revenue.

Assets Held under Finance Leases

Assets held under finance leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

Goodwill and Other Intangible Assets, Net

Goodwill

The Company has recorded goodwill as a result of its business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. The Company's goodwill is not amortized and is tested for impairment annually on the first day of the fourth quarter, and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. The reporting units are the same as the reportable segments for U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services.

On the annual measurement date of October 1, 2025, the Company's management elected to qualitatively assess the Company's goodwill for impairment for all of its reporting units. Under provisions of the qualitative analysis, when testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test to identify goodwill impairment and measures the amount of goodwill impairment loss to be recognized, if any. The Company will also perform a quantitative test if it has been several years since the last one. The qualitative factors used by the Company's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on the Company's existing business, the Company's financial performance and stock price, industry outlook and market competition. With respect to the qualitative assessments, management determined that, as of October 1, 2025, it was more likely than not that the fair value of its reporting units exceeded their respective carrying values. Goodwill recorded at the Company's International Services reporting unit is not significant. No impairment charges were recorded for the years ended December 31, 2025, 2024 or 2023.

Other Intangible Assets, Net

The Company has also recorded other finite and indefinite lived intangible assets as a result of previously completed business combinations. Other acquired finite and indefinite lived intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company's intent to do so. The Company's intangible assets include facility management contracts, trade names and technology. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination; the value of BI's and Protocol Criminal Justice, Inc.'s ("Protocol") trade names represent, among other intangible benefits, name recognition to its customers and intellectual property rights; and the acquired technology represented BI's innovation with respect to its GPS tracking, monitoring, radio frequency monitoring, voice verification monitoring and alcohol compliance systems which is fully amortized as of December 31, 2025 and 2024. When establishing useful lives, the Company considers the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. The Company also considers the impact of renewal terms when establishing useful lives. The Company currently amortizes its acquired facility management contracts over periods ranging from three to twenty-one years and its acquired technology over seven years to eight years. There is no residual value associated with the Company's finite-lived intangible assets. The Company reviews its trade name assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company does not amortize its indefinite lived intangible assets. The Company reviews its indefinite lived intangible assets annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The qualitative factors used by GEO's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on our existing business, our financial performance and stock price, industry outlook and market competition. These reviews resulted in no significant impairment to the carrying value of the indefinite lived intangible assets for all periods presented. The Company records the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software. Costs related to design or maintenance of internal-use software are expensed as incurred. As of December 31, 2025 and 2024, included in Property and Equipment, Net is approximately $15.8 million and $18.8 million of capitalized internal-use software costs, respectively.

Debt Issuance Costs

Debt issuance costs, net of accumulated amortization of $7.5 million and $4.5 million, totaling $27.4 million and $34.6 million at December 31, 2025 and 2024, respectively, are included in Long-Term Debt, Non-Recourse Debt and Other Non-Current Assets in the accompanying Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the term of the related debt.

Lease Revenue

The Company leases nine of its owned facilities to unrelated parties. Six of which have a five-year term through June 2030. The carrying value of these leased facilities as of December 31, 2025 is $43.8 million, net of accumulated depreciation of $27.7 million. For the additional three leased facilities, one facility has a term that expires in October 2026. The carrying value of this leased facility as of December 31, 2025 was $2.0 million, net of accumulated depreciation of $1.1 million. One facility has a term of sixty-six months with one-year renewal options which base term expires in October 2028. The carrying value of this leased facility as of December 31, 2025 was $71.0 million, net of accumulated depreciation of $40.8 million. The remaining facility has a term of twenty years with renewals and expires in October 2041. The carrying value of this leased facility as of December 31, 2025 was $19.4 million, net of accumulated depreciation of $19.5 million. Rental income, included in Revenues, for leased facilities for the years ended December 31, 2025, 2024 and 2023 was approximately $15.1 million, $15.0 million and $11.4 million, respectively. As of December 31, 2025, future minimum rentals to be received on these leases are as follows:

Year	Annual Rental (in thousands)
2026	$ 15,786
2027	15,934
2028	14,601
2029	7,124
2030	5,812
Thereafter	49,574
Total	$ 108,831

Variable Interest Entities

The Company evaluates its joint ventures and other entities in which it has a variable interest (a "VIE"), generally in the form of investments, loans, guarantees, or equity in order to determine if it has a controlling financial interest and is required to consolidate the entity as a result. The reporting entity with a variable interest that provides the entity with a controlling financial interest in the VIE will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not consolidate its 50% owned South African joint venture interest in SACS, a VIE. SACS joint venture investors are GEO and Kensani Corrections, Pty. Ltd (an independent third party); each partner owns a 50% share. The Company has determined it is not the primary beneficiary of SACS since it does not have the power to direct the activities of SACS that most significantly impact its performance. As such, the Company's investment in this entity is accounted for under the equity method of accounting. SACS was established and subsequently, in 2001, was awarded a 25-year contract to design, finance and build the Kutama Sinthumule Correctional Centre in Louis Trichardt, South Africa. To fund the construction of the prison, SACS obtained long-term financing from its equity partners and lenders, the repayment of which is fully guaranteed by the South African government, except in the event of default, in which case the government guarantee is reduced to 80%. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $5.9 million at December 31, 2025.

The Company does not consolidate its 50% owned joint venture in the United Kingdom. In February 2011, GEO UK, executed a Shareholders Agreement (the "Shareholders Agreement") with Amey Community Limited ("Amey") and Amey UK PLC ("Amey Guarantor") to form GEOAmey, a private company limited by shares incorporated in England and Wales. GEOAmey was formed by GEO UK and Amey (an independent third party) for the purpose of performing escort and related custody services in England, Wales and Scotland. In order to form this private company, GEOAmey issued share capital of £100 divided into 100 shares of £1 each and allocated the shares 50/50 to GEO UK and Amey. GEO UK and Amey each have three directors appointed to the Board of Directors and neither party has the power to direct the activities that most significantly impact the performance of GEOAmey. As such, the Company's investment in this entity is accounted for under the equity method of accounting. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $7.7 million at December 31, 2025.

Fair Value Measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). The Company carries certain of its assets and liabilities at fair value, measured on a recurring basis, in the accompanying Consolidated Balance Sheets. The Company also has certain assets and liabilities which are not carried at fair value in its accompanying Consolidated Balance Sheets and discloses the fair value measurements compared to the carrying values as of each balance sheet date. The Company's fair value measurements are disclosed in Note 8 - Financial Instruments and Note 9 - Fair Value of Assets and Liabilities. The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability. The Company recognizes transfers between Levels 1, 2 and 3 as of the actual date of the event or change in circumstances that cause the transfer.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to GEO's customers, in an amount that reflects the consideration GEO expects to be entitled to in exchange for those goods or services. Sales, value-added and other taxes GEO collects concurrent with revenue producing activities and that are subsequently remitted to governmental authorities are excluded from revenues. The guidance distinguishes between goods and services. The definition of services under the guidance includes everything other than goods. As such, in the case of GEO, this guidance views the provision of housing and electronic monitoring as a service.

When a contract includes variable consideration, GEO determines an estimate of the variable consideration and evaluates whether the estimate needs to be constrained; therefore, GEO includes the variable consideration in the transaction price only to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration estimates are updated at each reporting date. One of GEO's international contracts, related to its Ravenhall facility (discussed further below), contains a provision where a significant portion of the revenue for the contract is based on the performance of certain targets. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria include the Company's ability to achieve certain contractual benchmarks relative to the quality of service it provides, non-occurrence of certain disruptive events, effectiveness of its quality control programs and its responsiveness to customer requirements. The performance of these targets is measured quarterly and there was no significant constraint on the estimate of such variable consideration for this contract during the years ended December 31, 2025, 2024 and 2023.

GEO does not disclose the value of unsatisfied performance obligations for (i) contracts with an expected length of one year or less and (ii) contracts for which revenue is recognized at the amount to which GEO has the right to invoice for services performed, which is generally the case for all of GEO's contracts. Incidental items that are immaterial in the context of the contract are recognized as expense. GEO generally does not incur incremental costs related to obtaining a contract with its customers that would meet the requirement for capitalization. There were no assets recognized from costs to obtain a contract with a customer at December 31, 2025 or 2024.

The timing of revenue recognition may differ from the timing of invoicing to customers. GEO records a receivable when services are performed which are due from its customers based on the passage of time. GEO records a contract liability if consideration is received in advance of the performance of services. Generally, GEO's customers do not provide payment in advance of the performance of services. Therefore, any contract liability is not significant at December 31, 2025 or 2024. Revenue recognized during the years ended December 31, 2025, 2024 and 2023 that was included in the opening balance of unearned revenue was not significant. There have been no significant amounts of revenue recorded in the periods presented from performance obligations either wholly or partially satisfied in prior periods.

The right to consideration under GEO's contracts is only dependent on the passage of time and is therefore considered to be unconditional. Payment terms and conditions vary by contract type although terms generally include a requirement of payment within 30 days after performance obligations are satisfied and generally do not include a significant financing component. There have been no significant changes in receivables or unearned revenue balances during the periods other than regular invoicing and collection activity.

The following table disaggregates GEO's revenue by major source and also provides a reconciliation with revenue information disclosed for reportable segments in Note 14 - Business Segments and Geographic Information:

	Year Ended December 31, 2025 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased: Secure Services	$ 1,388,316	$ —	$ —	$ —	$ 1,388,316
Owned and Leased: Community-based	—	—	164,471	—	164,471
Managed Only	438,684	—	6,846	197,109	642,639
Electronic Monitoring Services and Other Reentry	—	320,919	115,204	—	436,123
Total Revenues	$ 1,827,000	$ 320,919	$ 286,521	$ 197,109	$ 2,631,549

	Year Ended December 31, 2024 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,207,979	$ —	$ —	$ —	$ 1,207,979
Owned and Leased - Community-based	—	—	163,911	—	163,911
Managed Only	396,407	—	6,421	208,924	611,752
Electronic Monitoring Services and Other Reentry	—	332,826	107,234	—	440,060
Total Revenues	$ 1,604,386	$ 332,826	$ 277,566	$ 208,924	$ 2,423,702

		Year Ended December 31, 2023 (in thousands)			
	U.S Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,140,548	$ —	$ —	$ —	$ 1,140,548
Owned and Leased - Community-based	—	—	166,987	—	166,987
Managed Only	377,744	—	5,093	193,894	576,731
Electronic Monitoring Services and Other Reentry	—	425,879	103,022	—	528,901
Total Revenues	$ 1,518,292	$ 425,879	$ 275,102	$ 193,894	$ 2,413,167

Owned and Leased - Secure Services

GEO recognizes revenue for secure housing services where GEO owns or leases the facility as services are performed. GEO provides for the safe and secure housing and care of incarcerated individuals under public-private partnerships with federal, state and local government agencies. This includes providing 24-hour care and supervision, including but not limited to, such services as medical, transportation, food service, laundry services and various programming activities. These tasks are considered to be activities to fulfill the safe and secure housing performance obligation and are considered to be individually separate promises in the contract which are aggregated into one performance obligation. Each of these activities is highly interrelated and GEO performs a significant level of integration of these activities. GEO has identified these activities as a bundle of services and determined that each day of the promised service is distinct. The services provided are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method). GEO has determined that revenue for these services are recognized over time as its customers simultaneously receive and consume the benefits as the services are performed, which is on a continual daily basis, and GEO has a right to payment for performance completed to date. Time-based output methods of revenue recognition are considered to be a faithful depiction of GEO's efforts to fulfill its obligations under its contracts and therefore reflect the transfer of services to its customers. GEO's customers generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Owned and Leased - Community-based

GEO recognizes revenue for community-based reentry services where GEO owns or leases the facility in a manner similar to its secure services discussed above. GEO provides individuals nearing the end of their judicially imposed sentence with the resources necessary to productively transition back into society. Through its residential reentry centers, GEO provides federal and state parolees and probationers with temporary housing, rehabilitation, substance abuse counseling and vocational and educational programs. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time based on the same criteria as discussed above for secure services revenues. GEO's customers also generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Managed Only

GEO recognizes revenue for its managed only contracts in the same manner as its Owned and Leased Secure Services and Owned and Leased Community-based contracts as discussed above. The primary exception is that GEO does not own or lease the facility. The facility is owned by the customer. In certain circumstances, GEO's customers may request that GEO make certain capital improvements to the facility or make other payments related to the facility. These payments are amortized as a reduction of revenues over the life of the contract. GEO's customers generally pay for these services based on a net rate per day per individual or a fixed monthly rate.

Electronic Monitoring and Supervision Services and Other Reentry

Electronic Monitoring and Supervision Services and Other Reentry revenue consist of the Company's contracts with federal and various state and local governments to provide location, alcohol and drug detecting electronic monitoring and case management services to individuals on an as needed or as requested basis. This category also includes the Company's day reporting centers.

GEO recognizes revenues for electronic monitoring and case management services as the services are performed. Services provided consist of community-based supervision (home visits), in-person reporting, telephonic reporting and GPS and other electronic monitoring as well as overall contract management services. The rates for the various services are considered to be stated at their individual stand-alone selling prices. GEO has determined that the services to be provided are recognized over time based on the unit of occurrence of the various services as its customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date. Generally, these services are paid based on a net rate per occurrence and a monthly fee for management services.

Certain of the Company's electronic monitoring contracts include providing monitoring equipment and related monitoring services activities (using internal proprietary software platforms) to its customers. These tasks are considered to be activities to fulfill the promise to provide electronic monitoring services to individuals and are not considered to be individually separate promises in the contract. In the context of the contract, the equipment and monitoring service is not considered to be capable of being distinct as the customer typically cannot benefit from the equipment or monitoring service on its own or with other readily available resources. Management has identified these activities as a bundle of services and determined that each day or unit of the promised service is distinct. These services are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method) and are therefore accounted for as a single performance obligation. GEO has determined that services are recognized over time as the customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date.

Services provided for GEO's day reporting centers are similar to its Owned and Leased Community-based services discussed above with the exception of temporary housing.

Income Taxes

The consolidated financial statements reflect provisions for federal, state, local and foreign income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities as a result of a change in tax rates is recognized as income in the period that includes the enactment date. Refer to Note 15 - Income Taxes.

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of the Company's deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which the Company operates, estimates of future taxable income and the character of such taxable income.

Additionally, the Company must use judgment in addressing uncertainties in the application of complex tax laws and regulations. If actual circumstances differ from the Company's assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required, which may result in an adverse impact on the results of its operations and its effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. The Company has not made any significant changes to the way it accounts for its deferred tax assets and liabilities in any year presented in the consolidated financial statements. Based on its estimate of future earnings and its favorable earnings history, the Company currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Furthermore, tax positions taken by the Company may not be fully sustained upon examination by the taxing authorities. In determining the adequacy of our provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

Reserves for Insurance Losses

The nature of the Company's business exposes it to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in the Company's care or from a disturbance or riot at a facility. In addition, the Company's management contracts generally require it to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which the Company carries no insurance. There can be no assurance that the Company's insurance coverage will be adequate to cover all claims to which it may be exposed. It is the Company's general practice to bring merged or acquired companies into its corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance its risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as the option of procuring insurance policies for excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

The Company currently maintains a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services through commercial and captive insurance policies. The Company has a professional liability program with a specific loss limit of $45.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. The Company is uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, the Company carries substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.3 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of the Company's facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent the Company from insuring some of its facilities to full replacement value.

Of the insurance policies discussed above, the Company's most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $67.3 million and $56.9 million as of December 31, 2025 and 2024, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. The Company uses statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, the Company considers such factors as historical frequency and severity of claims at each of its facilities, claim development, payment patterns and changes in the nature of its business, among other factors. Such factors are analyzed for each of the Company's business segments. The Company estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. The Company also may experience variability between its estimates and the actual settlement due to limitations inherent in the estimation process, including its ability to estimate costs of processing and settling claims in a timely manner as well as its ability to accurately estimate the Company's exposure at the onset of a claim. Because the Company has high deductible insurance policies, the amount of its insurance expense is dependent on its ability to control its claims experience. If actual losses related to insurance claims significantly differ from the Company's estimates, its financial condition, results of operations and cash flows could be materially adversely impacted.

With respect to operations in South Africa and Australia, the Company utilizes locally procured insurance to meet contractual insurance requirements and protect the Company.

Comprehensive Income

Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's total comprehensive income is comprised of net income attributable to GEO, net income attributable to noncontrolling interests, foreign currency translation adjustments that arise from consolidating foreign operations that do not impact cash flows, net unrealized gains and/ or losses on derivative instruments, and pension liability adjustments in the consolidated statements of shareholders' equity.

The components of accumulated other comprehensive loss attributable to GEO included in the consolidated statement of shareholders' equity are as follows (in thousands):

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized gain on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2025	$ (26,939)	$ 3,833	$ (15)	$ 1,519	$ (21,602)
Current-period other comprehensive income (loss)	5,499	(1,089)	491	(1,271)	3,630
Balance, December 31, 2025	$ (21,440)	$ 2,744	$ 476	$ 248	$ (17,972)

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized loss on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2024	$ (19,755)	$ 3,041	$ —	$ 72	$ (16,642)
Current-period other comprehensive income (loss)	(7,184)	792	(15)	1,447	(4,960)
Balance, December 31, 2024	$ (26,939)	$ 3,833	$ (15)	$ 1,519	$ (21,602)

There were no reclassifications out of accumulated other comprehensive income (loss) during the years ended December 31, 2025 or 2024.

The foreign currency translation adjustment, net of tax, related to noncontrolling interests was not significant for the years ended December 31, 2025 or 2024.

Foreign Currency Translation

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders' equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. Any adjustment resulting from translating the financial statements of the foreign subsidiary is reflected as other comprehensive income, net of related tax. Gains and losses on foreign currency transactions are included in the statement of operations.

Derivatives

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value and records derivatives as either assets or liabilities on the balance sheet. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Derivative instruments are classified in the same category as cash flows from the items being hedged and any related gains and losses are reported as financing activities in the Consolidated Statement of Cash Flows.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities and attributing all derivatives that are designated as fair value hedges to fixed rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Stock-Based Compensation Expense

The Company recognizes the cost of stock-based compensation awards based upon the grant date fair value of those awards. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. Stock-based compensation expense is recognized ratably over the requisite service period, which is typically the vesting period.

The fair value of stock-based option awards was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for options awarded during years 2025, 2024 and 2023:

	2025	2024	2023
Risk free interest rates	4.02%	4.35%	4.27%
Expected term	4-5 years	4-5 years	4-5 years
Expected volatility	58%	53%	52%

The Company uses historical data to estimate award exercises and employee terminations/forfeitures within the valuation model. The expected term of the awards represents the period of time that awards granted are expected to be outstanding and is based on historical data and expected holding periods. The maximum contractual term of stock-based option awards is ten years. The Company issues shares of its common stock upon the exercise of stock-based option awards out of its reserve established for its Amended 2018 Plan.

For restricted stock share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation is recorded. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable.

For restricted stock share-based awards that contain a market condition, the probability of satisfying the market condition is considered in the estimate of grant-date fair value and previously recorded compensation expense is not reversed if the market condition is never met. The fair value of restricted stock awards granted in 2025, 2024 and 2023 with market-based performance conditions was determined based on a Monte Carlo simulation, which calculates a range of possible outcomes and the probabilities that they will occur, using the following average key assumptions:

	2025	2024	2023
Expected volatility	51.4%	52.0%	62.9%
Beta	1.10	0.95	0.92
Risk free interest rate	3.90%	4.30%	4.60%

Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. available to common stockholders represents net income attributable to The GEO Group, Inc. reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contained non-forfeitable rights to dividends declared and paid on the shares of common stock, were participating securities and were included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements.

Recent Accounting Pronouncements

The following accounting standard was adopted in the current period:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 focuses on the tax rate reconciliation and income taxes paid disclosure in the Provision for Income Taxes. ASU No. 2023-09 requires a public business entity (PBE) to annually disclose a tabular rate reconciliation using both percentages and currency amounts. The tabular information is to be broken out into specified categories. Information provided under the specified categories may need to be further broken out by nature and jurisdiction to the extent those items exceed a specified threshold, generally 5% of the federal tax amount. In addition, entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign, with further disaggregation by jurisdiction, if the amount is at least 5% of total income tax paid, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. Entities may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ended December 31, 2025, and continuing to provide the pre-ASU disclosures for the prior periods. Alternatively, entities may apply ASU 2023-09 retrospectively by providing the revised disclosures for all periods presented. We adopted this ASU prospectively for the period ended December 31, 2025, which impacted our disclosures with no impact to our financial condition and results of operations. Refer to Note 15 - Income Taxes of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

The following accounting standards will be adopted in future periods:

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Topic 350-40): Targeted Improvements to the Accounting for Internal-Use Software". This amendment modernizes and makes targeted improvements to the accounting for software costs found under Topic 350-40, effective for fiscal years and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of adopting this standard on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The ASU is effective for the Registrants for annual and interim periods beginning after December 15, 2025. The guidance should be applied on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company expects that this ASU will impact only the Company's disclosures and not its financial condition and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on our results of operations or financial position.
.

2. Shareholders' Equity

Common Stock

Each holder of the Company's common stock is entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Upon any liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding.

Preferred Stock

In April 1994, the Company's Board authorized 30 million shares of "blank check" preferred stock. The Board is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges. As of December 31, 2025 and 2024, there were no shares of preferred stock outstanding.

Automatic Shelf Registration on Form S-3

On October 30, 2023, the Company filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that enables the Company to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement became automatically effective upon filing and is valid for three years.

Prospectus Supplement

On December 28, 2023, in connection with the shelf registration, the Company filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of GEO's common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the years ended December 31, 2025 or 2024.

Share Repurchase Program

On August 4, 2025, the Company's Board of Directors ("Board") authorized and approved a Share Repurchase Program covering the repurchase of up to $300 million of shares of the Company's common stock through an expiration date of June 30, 2028. Repurchases of the Company's common stock will be made in accordance with applicable securities laws and may be made at senior management's discretion from time to time in the open market, by block purchase, through privately negotiated transactions, pursuant to a trading plan, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The authorization for the share repurchase program may be extended, increased, decreased, suspended or terminated by the Board of Directors in its discretion at any time. Repurchases of the Company's common stock (and the timing thereof) will depend upon market conditions, regulatory requirements, the Company's existing obligations, including its Credit Agreement, other corporate liquidity requirements and priorities and other factors as may be considered in the Company's sole discretion. The authorization for the share repurchase program does not obligate the Company to purchase any particular amount of the Company's common stock. During the year ended December 31, 2025, the Company repurchased 4,939,452 shares of its common stock under the program.

On November 4, 2025, the Board authorized and approved an increase to the size of the Share Repurchase Program from $300 million to $500 million and also extended the expiration date from June 30, 2028 to December 31, 2029.

Noncontrolling Interests

The Company includes the results of operations and financial position of SACM or the "joint venture", its majority-owned subsidiary, in its consolidated financial statements. SACM was established in 2001 to operate correctional centers in South Africa. The joint venture currently provides security and other management services for the Kutama Sinthumule Correctional Centre in the Republic of South Africa under a 25-year management contract which commenced in February 2002. The Company's and the joint venture partner's shares in the profits of the joint venture are 88.75% and 11.25%, respectively. There were no changes in the Company's ownership percentage of the consolidated subsidiary during the years ended December 31, 2025, 2024 and 2023.

3.   Equity Incentive Plans

The Board adopted The GEO Group, Inc. Second Amended and Restated 2018 Stock Incentive Plan (the "Amended 2018 Plan"), which was approved by the Company's shareholders and became effective on May 3, 2024. The Amended 2018 Plan supersedes the previous 2018 Stock Incentive Plan. As of the date the Amended 2018 Plan was approved by the Company's shareholders, it provided for a reserve of an additional 12,400,000 shares of common stock that may be issued pursuant to awards granted under the Amended 2018 Plan. The Company filed a Form S-8 registration statement related to the Amended 2018 Plan on May 7, 2024.

Under the terms of the Amended 2018 Plan, the vesting period and, in the case of stock options, the exercise price per share, are determined by the terms of each grant agreement. All stock options that have been granted under the Company plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the stock options vest and become exercisable ratably over a four-year period. All stock options awarded under the Amended 2018 Plan expire no later than ten years after the date of the grant. When options are exercised, the Company issues shares of common stock related to the exercised options.

The Company recognized compensation expense related to the Amended 2018 Plan for the years ended December 31, 2025, 2024 and 2023 as follows (in thousands):

	2025	2024	2023
Stock option plan expense	$ 1,935	$ 993	$ 631
Restricted stock expense	$ 21,658	$ 17,115	$ 14,433

Stock Options

A summary of the activity of the Company's stock options is presented below:

	Shares (In thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Options outstanding at January 1, 2025	1,632	$ 16.64	5.59	$ 19,520
Granted	377	26.23		
Exercised	(312)	14.59		
Forfeited/Canceled	(233)	24.29		
Options outstanding at December 31, 2025	1,464	$ 18.25	6.07	$ 4,254
Options vested and expected to vest at December 31, 2025	1,398	$ 18.15	5.95	$ 4,141
Options exercisable at December 31, 2025	714	$ 18.94	3.70	$ 2,029

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of 2025 and the exercise price, times the number of shares that are "in the money") that would have been received by the option holders had all option holders exercised their options on December 31, 2025. This amount changes based on the fair value of the Company's stock.

The following table summarizes information relative to stock option activity during the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Intrinsic value of options exercised	$ 3,673	$ 4,804	$ 94
Fair value of shares vested	$ 1,065	$ 658	$ 519

The following table summarizes information about the exercise prices and related information of stock options outstanding under the Amended 2018 Plan at December 31, 2025:

	Options Outstanding			Options Exercisable		
Exercise Prices ($)	**Number Outstanding** (In thousands)	**Wtd. Avg. Remaining Contractual Life**	**Wtd. Avg. Exercise Price**	**Number Exercisable**	**Wtd. Avg. Remaining Contractual Life**	**Wtd. Avg. Exercise Price**
0-8.75	204	5.76	$ 6.45	146	5.62	$ 6.73
8.75-18.23	555	7.25	$ 12.01	193	6.00	$ 12.70
18.23-27.35	521	6.67	$ 24.58	191	2.34	$ 21.74
27.35-34.42	184	1.16	$ 32.27	184	1.16	$ 32.27
Total	1,464	6.07	$ 18.25	714	3.70	$ 18.94

The weighted average grant date fair value of options granted during the year ended December 31, 2025, 2024 and 2023 was $13.95, $6.64 and $4.53 per share, respectively. There were 0.4 million, 0.4 million and 0.4 million options granted during the year ended December 31, 2025, 2024 and 2023, respectively.

The following table summarizes the status of non-vested stock options as of December 31, 2025 and changes during the year ended December 31, 2025:

	Number of Shares (In thousands)	Wtd. Avg. Grant Date Fair Value
Options non-vested at January 1, 2025	318	$ 4.86
Granted	377	13.95
Vested	(273)	3.91
Forfeited	(233)	5.80
Options non-vested at December 31, 2025	189	$ 9.17

As of December 31, 2025, the Company had $5.1 million of unrecognized compensation costs related to non-vested stock option awards that are expected to be recognized over a weighted average period of 2.9 years.

Restricted Stock

During the year ended December 31, 2025, the Company granted 1,827,298 shares of restricted stock to certain employees and executive officers. Of these awards, 137,500 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics during 2025, 2026 and 2027. The fair value of restricted stock awards, which do not contain a market-based condition, is determined using the closing price of the Company's common stock on the date of the grant and compensation expense is recognized over the vesting period. Generally, the restricted stock awards vest in equal increments over either a three or four-year period.

The vesting of market and performance-based restricted stock grants awarded in 2025 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the shares of restricted stock ("TSR Target Award") can vest at the end of a three-year performance period if GEO meets certain total shareholder return ("TSR") performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2025 to December 31, 2027 and (ii) up to 50% of the shares of restricted stock ("ROCE Target Award") can vest at the end of a three-year period if GEO meets certain return on capital employed ("ROCE") performance targets over a three year period from January 1, 2025 to December 31, 2027. These market and performance awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2024, the Company granted 1,820,838 shares of restricted stock to certain employees and executive officers. Of these awards, 368,807 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2024 to December 31, 2026.

The vesting of the market and performance-based restricted stock grants awarded in 2024 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from

January 1, 2024 to December 31, 2026; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year performance period if GEO meets certain ROCE performance targets over a three year period from January 1, 2024 to December 31, 2026. These market and performance-based awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2023, the Company granted approximately 1,758,455 shares of restricted stock to its executive officers and to certain senior employees. Of these awards, 422,121 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2023 to December 31, 2025.

The vesting of the market and performance-based restricted stock grants awarded in 2023 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2023 to December 31, 2025; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year period if GEO meets certain ROCE performance targets over a three year period from January 1, 2023 to December 31, 2025. These market and performance-based awards can vest at the end of the three-year performance period at between 0% and 200% of the target awards for both metrics. The number of shares shown for the performance-based awards is based on the target awards for both metrics.

The metric related to TSR is considered to be a market condition. For share-based awards that contain a market condition, the probability of satisfying the market condition must be considered in the estimate of grant-date fair value. Compensation expense is recognized over the vesting period and previously recorded compensation expense is not reversed if the market condition is never met. Refer to Note 1 - Summary of Business Organization, Operations and Significant Accounting Policies-*Stock-Based Compensation Expense,* for the assumptions and method used to value these awards.

The metric related to ROCE is considered to be a performance condition. For share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation expense is recorded. The Company reviews the likelihood of which target in the range will be achieved and if deemed probable, compensation expense is recorded at that time. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable. During 2025, 2024 and 2023, the Company deemed the achievement of the target award to be probable and there were no significant changes in the estimated quantity of awards expected to vest. The fair value of these awards was determined based on the closing price of the Company's common stock on the date of grant.

The following table summarizes the status of restricted stock awards as of December 31, 2025 and changes during the year ended December 31, 2025:

	Shares (In thousands)		Wtd. Avg. Grant Date Fair value
Restricted stock outstanding at January 1, 2025	3,714	$	9.77
Granted	1,827		26.69
Vested	(2,934)		8.89
Forfeited/Canceled	(150)		15.19
Restricted stock outstanding at December 31, 2025	2,457	$	15.70

As of December 31, 2025, the Company had $22.5 million of unrecognized compensation cost that is expected to be recognized over a weighted average period of 2.38 years.

Employee Stock Purchase Plan

The Company previously adopted The GEO Group, Inc. 2011 Employee Stock Purchase Plan (the "Plan" or "ESPP") effective July 9, 2011. The Company has since amended and restated the Plan (the "Amended ESPP") which was approved by the Company's shareholders on April 28, 2021, and became effective on July 9, 2021. The purpose of the Amended ESPP, which is qualified under Section 423 of the Code, is to encourage stock ownership through payroll deductions by the employees of GEO and designated subsidiaries of GEO in order to increase their identification with the Company's goals and secure a proprietary interest in the Company's success. These deductions are used to purchase shares of the Company's common stock at a 5% discount from the then current market price. The maximum number of shares of common stock reserved for issuance over the term of the Amended ESPP on the amended effective date shall not exceed 506,023 shares.

The Amended ESPP is considered to be non-compensatory. As such, there is no compensation expense required to be recognized. Share purchases under the Amended ESPP are made on the last day of each month. During the years ended December 31, 2025, 2024 and 2023, 8,180, 10,923 and 20,630 shares of common stock, respectively, were issued in connection with the Plan.

4.   **Earnings Per Share**

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. operations available to common stockholders represents net income attributable to The GEO Group, Inc. operations reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contained non-forfeitable rights to dividends declared and paid on the shares of common stock, were participating securities and were included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements. The if-converted method includes the dilutive effect of potential common shares related to the 6.50% Exchangeable Notes due 2026, if any. The remaining balance of the 6.50% Exchangeable Notes due 2026 were redeemed in full in 2025. Basic and diluted earnings per share were calculated for the years ended December 31, 2025, 2024 and 2023 as follows (in thousands, except per share data):

Fiscal Year	2025	2024	2023
	(In thousands, except per share data)		
Net Income	$ 254,306	$ 31,896	$ 107,183
Loss attributable to noncontrolling interests	66	70	142
Less: Undistributed income allocable to participating securities	—	(2,107)	(18,223)
Net income attributable to The GEO Group, Inc. operations available to common stockholders	$ 254,372	$ 29,859	$ 89,102
Basic earnings per share attributable to The GEO Group, Inc. available to common stockholders:			
Weighted average shares outstanding	137,487	131,318	121,908
Per share amount-basic	$ 1.85	$ 0.23	$ 0.73
Diluted earnings per share attributable to The GEO Group, Inc. available to common stockholders:			
Weighted average shares outstanding	137,487	131,318	121,908
Dilutive effect of equity incentive plans	2,236	2,746	1,790
Weighted average shares assuming dilution	139,723	134,064	123,698
Per share amount-diluted	$ 1.82	$ 0.22	$ 0.72

For the year ended December 31, 2025, 485,880 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 61,010 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2024, 1,214,934 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 13,470 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2023, 1,560,715 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 201,946 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

5.   **Property and Equipment**

Property and equipment consist of the following at fiscal year-end:

	Useful Life (Years)		2025 (In thousands)		2024
Land	—	$	129,753	$	119,056
Buildings and improvements	2 to 50		2,300,407		2,327,392
Leasehold improvements	1 to 29		276,570		280,296
Equipment	3 to 10		253,639		245,591
Furniture, fixtures and computer software	1 to 7		91,603		86,064
Facility construction in progress	—		29,147		21,544
Total		$	3,081,119	$	3,079,943
Less accumulated depreciation and amortization			(1,196,921)		(1,180,253)
Property and equipment, net		$	1,884,198	$	1,899,690

The Company amortizes its leasehold improvements over the shorter of their estimated useful lives or the terms of the leases including renewal periods that are reasonably assured. The Company's construction in progress primarily consists of new construction and renovations to facilities that are owned by the Company. There was no Interest capitalized in property and equipment for the years ended December 31, 2025 and 2024.

Depreciation expense was $117.6 million, $113.2 million and $111.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

6.   **Derivative Financial Instruments**

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value.

In August 2019, the Company entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of its variable rate debt to 4.22%. The Company has designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The Company has determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, the Company records the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. Total unrealized gain (loss) recorded in total other comprehensive income (loss), net of tax, related to these cash flow hedges was $(1.1) million, $0.8 million and $(0.6) million during the years ended December 31, 2025, 2024 and 2023, respectively. The total fair value of the swap assets as of December 31, 2025 and 2024 was $3.5 million and $4.9 million, respectively, and is recorded as a component of Other Non-Current assets within the accompanying balance sheet. There was no material ineffectiveness for the period presented. The Company does not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 11 - Debt for additional information.

7.   Goodwill and Other Intangible Assets, Net

The Company has recorded goodwill as a result of its various business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible assets and intangible assets acquired net of liabilities assumed, including noncontrolling interests. Changes in the Company's goodwill balances recognized during the years ended December 31, 2025 and 2024 were as follows (in thousands):

	January 1, 2025	Foreign currency translation	December 31, 2025
U.S. Secure Services	$ 316,366	$ —	$ 316,366
Electronic Monitoring and Supervision Services	289,570	—	289,570
Reentry Services	148,873	—	148,873
International Services	1,192	27	1,219
Total Goodwill	$ 756,001	$ 27	$ 756,028

	January 1, 2024	Additions	Foreign currency translation	December 31, 2024
U.S. Secure Services	$ 316,366	$ —	$ —	$ 316,366
Electronic Monitoring and Supervision Services	289,570		—	289,570
Reentry Services	148,873	—	—	148,873
International Services [1]	390	836	(34)	1,192
Total Goodwill	$ 755,199	$ 836	$ (34)	$ 756,001

[1] On May 1, 2024, the Company completed an acquisition of all of the ownership shares of Correct Care Australasia Pty Ltd, an entity that performed health care services located in Australia. The purchase price was approximately AUD6.0 million, or approximately $3.9 million, based on exchange rates on the date of acquisition subject to certain adjustments. The purpose of the acquisition was to expand GEO's health care services in Australia. The net assets acquired and operations were not material to our results from operations during the year ended December 31, 2025 or 2024.

Intangible assets consisted of the following as of December 31, 2025 and 2024 (in thousands):

	Weighted Average Useful Life (years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Facility management contracts	17.3	$ 223,798	$ (151,666)	$ 72,132	$ 223,790	$ (142,414)	$ 81,376
Trade names	Indefinite	45,200	—	45,200	45,200	—	45,200
Total acquired intangible assets		$ 268,998	$ (151,666)	$ 117,332	$ 268,990	$ (142,414)	$ 126,576

The accounting for recognized intangible assets is based on the useful lives to the reporting entity. Intangible assets with finite useful lives are amortized over their useful lives and intangible assets with indefinite useful lives are not amortized. The Company estimates the useful lives of its intangible assets taking into consideration (i) the expected use of the asset by the Company, (ii) the expected useful lives of other related assets or groups of assets, (iii) legal or contractual limitations, (iv) the Company's historical experience in renewing or extending similar arrangements, (v) the effects of obsolescence, demand, competition and other economic factors and (vi) the level of maintenance expenditures required to obtain the expected cash flows from the asset.

Amortization expense was $9.3 million, $9.3 million and $11.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, and primarily related to the U.S. Secure Services and Reentry Services segments' amortization of intangible assets for acquired management contracts. The Company relies on its historical experience in determining the useful life of facility management contracts. The Company makes assumptions related to acquired facility management contracts based on the competitive environment for individual contracts, our historical success rates in retaining contracts, the supply of available beds in the market, changes in legislation, the projected profitability of the facilities and other market conditions. As of December 31, 2025, the weighted average period before the next contract renewal or extension for the facility management contracts was approximately 1.3 years. Although the facility management contracts acquired have renewal and extension terms in the near term, the Company has historically maintained these relationships beyond the contractual periods.

Estimated amortization expense related to the Company's finite-lived intangible assets for 2026 through 2030 and thereafter is as follows (in thousands):

Fiscal Year	Total Amortization Expense
2026	$ 7,107
2027	6,931
2028	6,853
2029	6,853
2030	6,853
Thereafter	37,535
	$ 72,132

8.   Financial Instruments

The following table provides a summary of the Company's significant financial assets carried at fair value and measured on a recurring basis (in thousands):

	Fair Value Measurements at December 31, 2025			
	Carrying Value at December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trusts	$ 4,354	$ —	$ 4,354	$ —
Marketable equity and fixed income securities	75,244	2,362	72,882	—
Interest rate swap derivatives	3,473	—	3,473	—

	Fair Value Measurements at December 31, 2024			
	Carrying Value at December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trusts	$ 1,818	$ —	$ 1,818	$ —
Marketable equity and fixed income securities	54,392	2,069	52,323	—
Interest rate swap derivatives	4,851	—	4,851	—

The Company's Level 2 financial instruments included in the tables above as of December 31, 2025 and December 31, 2024 consist of interest rate swap derivative assets/liabilities held by GEO, investments in equity and fixed income mutual funds held in the Company's captive insurance subsidiary, Florina and investments in mutual funds held in the Company's rabbi trust established for employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan. The Company's Level 1 financial instruments included in the table above as of December 31, 2025 and 2024 consist of money market funds held in Florina.

The interest rate swap derivative assets are valued using a discounted cash flow model based on projected borrowing rates. The Company's restricted investment in the rabbi trust for The GEO Group, Inc. Non-qualified Deferred Compensation Plan is invested in equity and fixed income pooled funds. The marketable equity and fixed income securities are valued using quoted rates.

9.   **Fair Value of Assets and Liabilities**

   The Company's Consolidated Balance Sheets reflect certain financial instruments at carrying value. The following table presents the carrying values of those instruments and the corresponding estimated fair values (in thousands):

	Estimated Fair Value Measurements at December 31, 2025				
	Carrying Value as of December 31, 2025	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 68,995	$ 68,995	$ 68,995	$ —	$ —
Restricted cash and investments	54,640	54,640	54,640	—	—
Liabilities:					
Borrowings under credit agreement	$ 358,583	$ 358,583	$ —	$ 358,583	$ —
8.625% Senior Secured Notes due 2029	650,000	684,437	—	684,437	—
10.250% Senior Notes due 2031	625,000	685,375	—	685,375	—

	Estimated Fair Value Measurements at December 31, 2024				
	Carrying Value as of December 31, 2024	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 76,896	$ 76,896	$ 76,896	$ —	$ —
Restricted cash and investments	48,968	48,968	48,968	—	—
Liabilities:					
Borrowings under credit agreement	$ 430,823	$ 436,838	$ —	$ 436,838	$ —
8.625% Senior Secured Notes due 2029	650,000	687,239	—	687,239	—
10.250% Senior Notes due 2031	625,000	682,281	—	682,281	—
6.50% Exchangeable Senior Notes due 2026	100	314	—	314	

The fair values of the Company's cash and cash equivalents, and restricted cash and investments approximates the carrying values of these assets at December 31, 2025 and 2024. Restricted cash consists of money market funds, bank deposits, commercial paper and time deposits used for asset replacement funds and other funds contractually required to be maintained at the Company's Australian subsidiary. The fair value of the money market funds and bank deposits is based on quoted market prices (Level 1).

As of December 31, 2025 and 2024, the recurring fair values of the Company's 8.625% Secured Notes due 2029 and the 10.250% Unsecured Notes due 2028 are based on Level 2 inputs using quotations by major market news services, such as Bloomberg. The fair value of the Company's Credit Agreement was also based on quotations by major market news services and also estimates of trading value considering the Company's borrowing rate, the undrawn spread and similar instruments. The Company retired its remaining 6.50% exchangeable senior notes due 2026 (the "Convertible Notes" or 6.50% Exchangeable Senior Notes") during 2025.

10. Accrued Expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	2025	2024
Accrued interest	$ 26,502	$ 26,029
Accrued other compensation	29,982	22,082
Accrued insurance	74,658	65,490
Accrued property and other taxes	36,562	32,920
Accrued legal and professional fees	2,988	2,898
Construction retainage	819	373
Other	26,019	27,976
Total	$ 197,530	$ 177,768

11. Debt

Debt consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Credit Agreement		
Term Loan	$ —	$ 320,823
Unamortized discount on term loan	—	(2,889)
Unamortized debt issuance costs on term loan	—	(5,049)
Revolver	358,583	110,000
Total Credit Agreement	358,583	422,885
8.625% Secured Notes due 2029		
Notes Due in 2029	650,000	650,000
Unamortized debt issuance costs	(9,643)	(12,039)
Total 8.625% Secured Notes due 2029	640,357	637,961
10.250% Unsecured Notes due 2031		
Notes Due in 2031	625,000	625,000
Unamortized debt issuance costs	(10,169)	(11,522)
Total 10.25% Unsecured Notes due 2031	614,831	613,478
6.50% Exchangeable Senior Notes:		
Notes Due in 2026	-	100
Unamortized debt issuance costs	-	-
Total 6.50% Exchangeable Senior Notes Due in 2026	-	100
Finance Lease Obligations	29	556
Other debt	36,823	38,048
Total debt	1,650,623	1,713,028
Current portion of finance lease obligations and long-term debt	(1,355)	(1,612)
Finance Lease Obligations, long-term portion	-	(219)
Long-Term Debt	$ 1,649,268	$ 1,711,197

Senior Notes Offering and Credit Agreement

On April 18, 2024, the Company announced the closing of its private offering of $1.275 billion aggregate principal amount of senior notes, comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 (the "Secured Notes"), issued under the Indenture, dated as of April 18, 2024 (the "2029 Indenture") and $625.0 million aggregate principal amount of 10.250% senior notes due 2031 (the "Unsecured Notes" and, together with the Secured Notes, the "Notes"), issued under the Indenture, dated as of April 18, 2024 (the "2031 Indenture" and, together with the 2029 Indenture, the "Indentures"). The Notes are guaranteed (the "Secured Note Guarantees" and the "Unsecured Note Guarantees," respectively, and collectively, (the "Guarantees") by GEO's domestic subsidiaries that are guarantors under the senior secured credit facility (the "Guarantors").

The Company also entered into a credit agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility and the commitments thereunder, and a first-lien senior secured term loan facility.

On July 14, 2025, the Company entered into a First Amendment to Credit Agreement (the "Amendment") which amended its Credit Agreement dated as of April 18, 2024. The Amendment increased the Company's Revolving Credit Facility (the "Revolver") commitments from $310 million to $450 million and extended the Revolver's maturity from April 15, 2029 to July 14, 2030. The Amendment also lowered the applicable interest rates based on the total leverage ratio for loans using the Alternate Base Rate and loans using the Secured Overnight Financing Rate ("SOFR") by 0.50%. Currently, revolving credit loans accruing interest at a SOFR based rate would accrue interest at the term SOFR reference rate for the applicable interest period plus 2.75% per annum, which is lower by 0.50% from the applicable rate prior to the Amendment. The Amendment also increases the Company's capacity to make restricted payments over the next five years and makes certain additional modifications to the Credit Agreement. Prior to the closing of the Amendment, GEO repaid $132 million of the Term Loan B outstanding under the Credit Agreement. Subsequently, as a result of an asset sale of one of the Company's owned facilities, the Company repaid the remaining balance of the Term Loans under the Credit Agreement. In connection with these transactions, the Company incurred a loss on extinguishment of debt, consisting of the write-off of deferred finance costs and the payment of call premiums, of approximately $8.4 million during the year ended December 31, 2025.

Secured Notes

Certain terms and conditions of the 2029 Indenture and the Secured Notes are as follows:

Maturity. The Secured Notes mature on April 15, 2029.

Interest. The Secured Notes accrue interest at a rate of 8.625% per year. Interest on the Secured Notes is payable semi-annually on each April 15 and October 15, commencing October 15, 2024.

Issue Price. The Secured Notes were issued at par.

Guarantees. The Secured Notes are fully and unconditionally guaranteed by each of the Initial Guarantors (as defined in the 2029 Indenture) and may be guaranteed by additional subsidiaries of the Company when a subsidiary guarantees debt under the credit facilities (other than debt securities) and debt securities in an aggregate principal amount of at least $100.0 million.

Ranking. The Secured Notes and the Secured Note Guarantees are GEO and the Guarantors' respective senior, secured obligations, and the indebtedness evidenced by the Secured Notes and the Secured Note Guarantees will rank equal in right of payment to all of GEO's and the Guarantors' other existing and future senior obligations, including the indebtedness under the Credit Agreement and the guarantees thereof; effectively senior in right of payment to all of GEO's and the Guarantors' existing and future unsecured indebtedness, including the Unsecured Notes, and the guarantees thereof, to the extent of the value of the Collateral (as defined below); senior in right of payment to any of GEO's and the Guarantors' future subordinated indebtedness; effectively junior in right of payment to any of GEO's and the Guarantors' future secured indebtedness that is secured by a lien on any assets not constituting Collateral, to the extent of the value of such assets; and structurally subordinated to all existing and future indebtedness and other liabilities of the Subsidiaries that do not guarantee the Secured Notes and joint ventures, including trade payables.

Security. The Secured Notes and the Secured Note Guarantees are secured on a first-priority basis by the same collateral (the "Collateral") that secures the obligations under the Credit Agreement in accordance with the terms of the 2029 Indenture and security agreements relating to the Collateral and instruments filed and recorded in appropriate jurisdictions to preserve and protect the liens on the Collateral (including, without limitation, mortgages, deeds of trust or deed to secure debt and financing statements under the Uniform Commercial Code of the relevant states applicable to the Collateral), each for the benefit of the Trustee, Collateral Agent and the holders of the Secured Notes.

Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Secured Notes.

Optional Redemption. On or after April 15, 2026, the Company may redeem all or a part of the Secured Notes (which includes Additional Notes (as defined in the 2029 Indenture), if any), upon not less than 10 nor more than 60 days' notice, at the fixed redemption prices expressed as percentages of the principal amount set forth in the 2029 Indenture, plus accrued and unpaid interest, if any, on the Secured Notes redeemed, to, but excluding, the applicable redemption date, subject to the rights of holders of Secured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed prior to such date. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Secured Notes at any time and from time to time before April 15, 2026, with an amount up to the net proceeds of certain equity offerings at a redemption price of 108.625% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date provided, that (1) at least 65% of the aggregate principal amount of Secured Notes remains outstanding immediately after the occurrence of that redemption and (2) the redemption occurs within 90 days of the date of the closing of the equity offering. The

Company may also redeem the Secured Notes, in whole or in part, at any time and from time to time before April 15, 2026, at a redemption price equal to 100% of the principal amount of the Secured Notes (which includes Additional Notes, if any), plus the Applicable Premium (as defined in the 2029 Indenture) as of the applicable redemption date, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, subject to the rights of holders of Secured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed prior to such date. Additionally, during any twelve-month period prior to April 15, 2026, the Company shall be entitled at its option on one or more occasions to redeem the Secured Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 10% of the aggregate principal amount of the outstanding Secured Notes (which includes Additional Notes, if any) at a redemption price (calculated by the Company and expressed as a percentage of principal amount) of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control. If a Change of Control (as defined in the 2029 Indenture) occurs, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Secured Notes repurchased, plus accrued and unpaid interest, if any, on the Secured Notes repurchased, to (but not including) the date of purchase, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed or repurchased prior to such date.

Certain Covenants. The 2029 Indenture contains certain covenants that will limit, among other things, the Company's and its Restricted Subsidiaries' (as defined in the 2029 Indenture) ability to: incur additional indebtedness (including guarantees thereof); incur or create liens, other than Permitted Liens (as defined in the 2029 Indenture); make certain Restricted Payments (as defined in the 2029 Indenture); make certain investments; dispose of certain assets; allow to exist certain restrictions on the ability of the Company's Restricted Subsidiaries to pay any dividend or make any other payment or distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (as defined in the 2029 Indenture); engage in certain transactions with affiliates; and engage in any business other than Permitted Businesses (as defined in the 2029 Indenture). These covenants are subject to a number of important limitations and exceptions.

Events of Default. The 2029 Indenture contains customary events of default which could, subject to certain conditions, cause the Secured Notes to become immediately due and payable.

The Secured Notes are also subject to the terms of the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement"), dated April 18, 2024, among GEO, GEOCH, the other grantors from time to time party thereto, Citizens Bank, N.A., as Credit Agreement Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, and Ankura Trust Company, LLC as Initial Additional Collateral Agent and Initial Additional Authorized Representative. The First Lien Intercreditor Agreement sets forth the relative rights and obligations of the holders of First Lien Secured Obligations (which means (i) all obligations as defined in the Credit Agreement, (ii) all obligations under the Secured Notes, the 2029 Indenture, the Secured Note Guarantees and the Security Documents (as defined in the 2029 Indenture), and (iii) any other indebtedness secured on a first lien pari passu basis with such obligations), in each case, with respect to shared Collateral.

Unsecured Notes

Certain terms and conditions of the 2031 Indenture and the Unsecured Notes are as follows:

Maturity. The Unsecured Notes mature on April 15, 2031.

Interest. The Unsecured Notes accrue interest at a rate of 10.250% per year. Interest on the Unsecured Notes is payable semi-annually on each April 15 and October 15, commencing October 15, 2024.

Issue Price. The Unsecured Notes were issued at par.

Guarantees. The Unsecured Notes are fully and unconditionally guaranteed by each of the Initial Guarantors (as defined in the 2031 Indenture) and may be guaranteed by additional subsidiaries of the Company when a subsidiary guarantees debt under the credit facilities (other than debt securities) and debt securities in an aggregate principal amount of at least $100.0 million.

Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Unsecured Notes.

Optional Redemption. On or after April 15, 2027, the Company may redeem all or a part of the Unsecured Notes (which includes Additional Notes (as defined in the 2031 Indenture), if any), upon not less than 10 nor more than 60 days' notice, at the fixed redemption prices expressed as percentages of the principal amount set forth in the 2031 Indenture, plus accrued and unpaid interest, if any, on the Unsecured Notes redeemed, to, but excluding, the applicable redemption date, subject to the rights of holders of Unsecured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed prior to such date. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Unsecured Notes at any time and from time to time before April 15, 2027, with an amount up to the net proceeds of certain equity offerings at a redemption price of 110.250% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date provided, that (1) at least 65% of the aggregate principal amount of Unsecured Notes remains outstanding immediately after the occurrence of that redemption and (2) the redemption occurs within 90 days of the date of the closing of the equity offering. The Company may also redeem the Unsecured Notes, in whole or in part, at any time and from time to time before April 15, 2027, at a redemption price equal to 100% of the principal amount of the Unsecured Notes (which includes Additional Notes, if any), plus the Applicable Premium (as defined in the 2031 Indenture) as of the applicable redemption date, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, subject to the rights of holders of Unsecured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed prior to such date.

Change of Control. If a Change of Control (as defined in the 2031 Indenture) occurs, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Unsecured Notes repurchased, plus accrued and unpaid interest, if any, on the Unsecured Notes repurchased, to (but not including) the date of purchase, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed or repurchased prior to such date.

Certain Covenants. The 2031 Indenture contains certain covenants that will limit, among other things, the Company's and its Restricted Subsidiaries' (as defined in the 2031 Indenture) ability to: incur additional indebtedness (including guarantees thereof); incur or create liens, other than Permitted Liens (as defined in the 2031 Indenture); make certain Restricted Payments (as defined in the 2031 Indenture); make certain investments; dispose of certain assets; allow to exist certain restrictions on the ability of the Company's Restricted Subsidiaries to pay any dividend or make any other payment or distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (as defined in the 2031 Indenture); engage in certain transactions with affiliates; and engage in any business other than Permitted Businesses (as defined in the 2031 Indenture). These covenants are subject to a number of important limitations and exceptions.

Events of Default. The 2031 Indenture contains customary events of default which could, subject to certain conditions, cause the Unsecured Notes to become immediately due and payable.

Credit Agreement

GEO and GEOCH, as borrowers (collectively, the "Credit Facility Borrowers"), entered into a Credit Agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility (the "Revolving Credit Facility"; and the commitments thereunder, the "Revolving Credit Facility Commitments") and a first-lien senior secured term loan facility (the "Term Loan Facility" and, together with the Revolving Credit Facility, the "Credit Facility"). As of December 31, 2025, the aggregate principal amount of revolving credit commitments under the Revolving Credit Facility was $450 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the New Term Loan Facility was $450.0 million. On July 14, 2025, the Company amended its Credit Agreement as discussed above.

The loans under the Revolving Credit Facility (the "Revolving Credit Loans") bore interest at a per annum rate equal to either (i) Alternate Base Rate (as defined below) plus an applicable margin or (ii) Term SOFR (as defined below) (subject to a 0.75% floor) plus an applicable margin, which applicable margin shall, in either case, vary depending on GEO's total leverage ratio as of the most recent determination date, and the Credit Facility Borrowers would pay a fee in respect of the unused revolving commitments under the Revolving Credit Facility at a per annum rate ranging from 0.25% to 0.50%, in each case depending on GEO's total leverage ratio as of the most recent determination date, where "Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate for such day plus 1/2 of 1% and (c) Term SOFR (as defined below) for a one-month tenor in effect on such day, plus 1%, and "Term SOFR" means the Term Secured Overnight Financing Rate. The loans under the Term Loan Facility (the "Term Loans") bear interest at a per annum rate equal to either (i) Alternate Base Rate plus an applicable margin for Alternate Base Rate Loans and (ii) Term SOFR (subject to a 0.75% floor) plus an applicable margin for Term SOFR Loans.

The Term Loans amortized at a rate equal to 1.25% of the original principal amount of such Term Loans per quarter. Mandatory prepayments of loans under the Credit Agreement were required in respect of certain casualty and asset sale proceeds and excess cash flow, subject to certain thresholds and exceptions. Voluntary prepayments of the Revolving Credit Loans could be made by the Credit Facility Borrowers at any time without premium or penalty (subject to reimbursement for customary breakage expenses). Voluntary prepayments of the Term Loans and any prepayments of Term Loans required in connection with any acceleration of the maturity thereof (or in connection with a foreclosure or other disposition of or realization upon any Collateral or other satisfaction or compromise of any obligations thereunder in any insolvency or other similar proceeding) would require payment of a premium equal to (i) 2.00% of the principal amount prepaid or required to be prepaid if made prior to the first anniversary of the effective date of the Term Loan Facility and (ii) 1.00% of the principal amount prepaid or required to be prepaid if made on or after the first anniversary of the effective date of the Term Loan Facility but prior to the second anniversary of the effective date of the Term Loan Facility. As discussed above, the Company repaid the balance of the Term Loans during the third quarter of 2025.

The Revolving Credit Facility Commitments under the Revolving Credit Facility were scheduled to terminate, and the Revolving Credit Loans were scheduled to mature, on the earliest of (i) April 15, 2029, (ii) in the event that any Term Loans remain outstanding on the date that is ninety-one days prior to the Term Loan Maturity Date (as defined below), the date that is ninety-one days prior to the Term Loan Maturity Date, (iii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any Senior Notes remains outstanding on the Senior Notes Springing Maturity Date (as defined below), it being understood that Senior Notes shall not be considered to be outstanding for purposes of this clause (iii) to the extent GEO, shall have deposited or caused to be deposited funds into a customary irrevocable escrow in an amount sufficient to pay or redeem such Senior Notes in full on the maturity date thereof (the "Maturity Reserve Condition"), where "Senior Notes" refers to each of the Secured Notes and the Unsecured Notes and any other senior notes issued by GEO or any of its subsidiaries and "Senior Notes Springing Maturity Date" means the date that is ninety-one days prior to the stated maturity date of the applicable Senior Notes. The Term Loans will mature on the earliest of (i) April 15, 2029 and (ii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any series or class of Senior Notes remains outstanding on the Senior Notes Springing Maturity Date, such Senior Notes Springing Maturity Date, unless the Maturity Reserve Condition is satisfied with respect to such Senior Notes (such earliest date, the "Term Loan Maturity Date").

The Credit Agreement contains certain customary representations and warranties, affirmative covenants and negative covenants, including restrictions on the ability of GEO and its restricted subsidiaries to, among other things, (i) create, incur or assume any indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) make certain restricted payments, (vi) engage in transactions with affiliates, (vii) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value any subordinated indebtedness, except as permitted under applicable subordination terms, (viii) engage in other businesses, except as permitted, and (ix) materially impair the security interests securing the obligations under the Credit Agreement. The Credit Agreement also contains certain financial covenants, including a maximum total leverage ratio covenant, a maximum first lien leverage ratio covenant and a minimum interest coverage ratio covenant. In addition, the Credit Agreement restricts GEO from electing to be taxed as a real estate investment trust under the Internal Revenue Code. The Credit Agreement also contains certain customary events of default.

The Credit Facility guarantors will guarantee the obligations in respect of the commitments and loans under the Credit Agreement. The obligations of the Credit Facility Borrowers and the Credit Facility guarantors in respect of the Credit Agreement will be secured by first-priority liens on substantially all of their assets, including real property interests with respect to which the Credit Agreement requires the execution and delivery of a mortgage. The rights of the holders of the Secured Notes in the Collateral (including the right to exercise remedies) is subject to the First Lien Intercreditor Agreement.

On November 13, 2025, the Company entered into a Second Amendment to Credit Agreement (the "Amendment"), by and among each of GEO and GEO Corrections Holdings, Inc., as the Borrowers, the guarantors named therein, Citizens Bank, N.A., as administrative agent, and the lenders party thereto. The Amendment effectively removes the 3.00 to 1.00 total leverage ratio hurdle from one-half of the $150.0 million general carve-out to the Credit Agreement's restricted payments negative covenant.

As of December 31, 2025, the Company had $358.6 million in borrowings under its revolver, and approximately $44.4 million in letters of credit which left approximately $47.0 million in additional borrowing capacity under the revolver. The weighted average interest rate on outstanding borrowings under the Credit Agreement as of December 31, 2025 was 6.19%.

Subsequent to the year ended December 31, 2025, the Company closed on an amendment to the Company's Amended Credit Agreement to increase the Company's revolving credit facility commitments from $450 million to $550 million, effective January 20, 2026. Refer to Note 17 - Subsequent Events for further information.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, the Company's wholly owned subsidiary, GEOCH, completed a private offering of $230 million aggregate principal amount of 6.50% Exchangeable Senior Notes due 2026 (the "Convertible Notes"). The Convertible Notes were to mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bore interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the Convertible Notes was payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders could have exchanged the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders could have exchanged their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, GEO was to pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock.

Upon conversion, the Company was to pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate was 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate would have been subject to adjustment in certain events. If the Company or GEOCH had undergone a fundamental change, holders could have required GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

During 2024, the Company retired $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes as a result of private exchange transactions with an exchange value of approximately $410 million. The consideration consisted of cash of $229.9 million, using a combination of the net proceeds from the Senior Notes Offering and cash on hand, and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, the Company issued approximately 4.2 million shares that were in treasury. During the first quarter of 2025, the Company retired the remaining outstanding balance.

Other

In August of 2019, the Company entered into two identical notes in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the notes are through September 1, 2034 and bear interest at LIBOR plus 200 basis points and are payable in monthly installments plus interest. The Company has entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2025 is $0.4 million of deferred loan costs incurred in the transaction. Refer to Note 6 - Derivative Financial Instruments for further information.

The weighted average interest rate on outstanding borrowings under all of our outstanding debt balances as of December 31, 2025 was 8.61%

The Company was in compliance with its debt covenants at December 31, 2025.

.

Debt Repayment

Debt repayment schedules under Finance Lease Obligations, Long-Term Debt, Term Loans and the Credit Agreement are as follows:

Fiscal Year	Finance Leases		Long-Term Debt		Revolver		Total Repayment	
				(In thousands)				
2026	$	29	$	1,326	$	—	$	1,355
2027		—		1,383		—		1,383
2028		—		1,439		—		1,439
2029		—		651,499		—		651,499
2030		—		1,576		358,583		360,159
Thereafter		—		655,034		—		655,034
		29		1,312,257		358,583		1,670,869
Current portion		(29)		(1,326)		—		(1,355)
Non-current portion	$	—	$	1,310,931	$	358,583	$	1,669,514

Guarantees

The Company has entered into certain guarantees in connection with the performance of a facility in Australia. The obligations amounted to approximately AUD53 million, or $35 million, based on exchange rates in effect as of December 31, 2025.

At December 31, 2025, the Company also had six letters of guarantee outstanding under separate international facilities relating to performance guarantees of its Australian subsidiary totaling $7.6 million. The guarantees exist over the term of the respective contracts.

Except as discussed above, the Company does not have any off-balance sheet arrangements.

12. Leases

The Company has operating and finance leases for facilities, ground leases, office space, computers, copier equipment and transportation vehicles that have remaining lease terms of one year to seventy-six years, some of which include options to extend the lease for up to ten years.

Lease related assets and liabilities are recorded on the balance sheet as follows (in thousands):

	Classification on the Balance Sheet	December 31, 2025		December 31, 2024	
Assets					
Operating lease assets	Operating Lease Right-of-Use Assets, Net	$	72,294	$	95,327
Finance lease assets	Property and Equipment, Net		27		514
Total lease assets		$	72,321	$	95,841
Liabilities					
Current					
Operating	Operating lease liabilities, current portion	$	17,193	$	25,335
Finance [1]	Current portion of long-term debt		29		337
Noncurrent					
Operating	Operating Lease Liabilities		57,557		73,638
Finance [1]	Other Non-Current Liabilities		-		219
Total lease liabilities		$	74,779	$	99,529

[1] Also refer to Note 11 - Debt.

Certain information related to the lease costs for finance and operating leases is presented as follows (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Operating lease cost	$ 32,812	$ 34,359
Finance lease cost:		
Amortization of right-of-use assets	488	691
Interest on lease liabilities	9	35
Total finance lease cost	497	726
Short-term lease cost	16,751	13,302
Total lease cost	$ 50,060	$ 48,387
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows for operating leases	$ 33,181	$ 35,085
Operating cash flows for finance leases	$ 10	$ 36
Financing activities for finance leases	$ 525	$ 728
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 17,863	$ 21,324
Right-of-use assets obtained in exchange for new finance lease liabilities	$ —	$ —
Weighted average remaining lease term:		
Operating leases	7.2 years	5.5 years
Finance leases	0.2 years	0.9 years
Weighted average discount rate:		
Operating leases	6.90%	6.60%
Finance leases	3.90%	3.90%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet as of December 31, 2025 (in thousands).

	Operating Leases	Finance Leases
2026	$ 23,262	$ 29
2027	18,920	—
2028	13,313	—
2029	9,585	—
2030	5,556	—
Thereafter	27,390	—
Total minimum lease payments	98,026	29
Less: amount of lease payment representing interest	(23,276)	—
Present value of future minimum lease payments	74,750	29
Less: current obligations under leases	(17,193)	(29)
Long-term lease obligations	$ 57,557	$ —

13.   Benefit Plans

The Company's employees participate in an Employee Retirement Savings Plan (the "Retirement Plan") under Section 401(k) of the Internal Revenue Code that covers substantially all U.S. based salaried employees. Employees may contribute a percentage of eligible compensation to the Retirement Plan, subject to certain limits under the Internal Revenue Code. For the years ended December 31, 2025, 2024 and 2023, the Company provided matching contributions of $9.5 million, $9.5 million and $8.5 million, respectively.

The Company has two non-contributory defined benefit pension plans covering certain of the Company's executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchased and is the beneficiary of life insurance policies for certain participants enrolled in the plans. There were no significant transactions between the employer or related parties and the plans during 2025, 2024 or 2023.

The Company had a non-qualified deferred compensation agreement with its Executive Chairman. The agreement provided for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2025, the Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

The Company and its Executive Chairman entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to the Company, the Company will pay to the Executive Chairman an amount equal to $3,600,000 which shall be paid in cash. The payment shall be credited with interest at a rate of 5% compounded quarterly. Additionally, at the end of each calendar year provided that the Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, GEO will credit an amount equal to $1,000,000 (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as was provided for under the prior retirement agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $16.3 million at December 31, 2025 which is fully funded. The following table presents the balance due to the Executive Chairman at the end of the next four years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to the Company under his Employment Agreement, as amended which is effective through April 2, 2029:

Period End	Retirement Obligation
	(In thousands)
12/31/2026	$ 20,856
12/31/2027	$ 26,351
12/31/2028	$ 33,029
12/31/2029	$ 36,415

The Company had established several trusts for the purpose of paying the retirement benefit pursuant to the Amended and Restated Executive Retirement Agreement. The trusts are revocable "rabbi trusts" and the assets of the trusts are subject to the claims of the Company's creditors in the event of the Company's insolvency.

The following table summarizes key information related to the Company's defined benefit pension plans. The table illustrates the reconciliation of the beginning and ending balances of the benefit obligation showing the effects during the periods presented attributable to service cost, interest cost, plan amendments, termination benefits, actuarial gains and losses. The assumptions used in the Company's calculation of accrued pension costs are based on market information and the Company's historical rates for employment compensation and discount rates. The vested benefit obligation is determined as the actuarial present value of the vested benefits to which the employee is currently entitled to but based on the employee's expected date of separation or retirement.

	December 31, 2025	December 31, 2024
Accumulated Benefit Obligation, End of Year	$ 26,248	$ 24,007
Change in Projected Benefit Obligation		
Projected Benefit Obligation, Beginning of Year	$ 27,027	$ 27,790
Service Cost	532	653
Interest Cost	1,504	1,365
Actuarial Loss (Gain)	1,360	(1,772)
Benefits Paid	(1,382)	(1,009)
Projected Benefit Obligation, End of Year	$ 29,041	$ 27,027
Change in Plan Assets		
Plan Assets at Fair Value, Beginning of Year	$ —	$ —
Company Contributions	1,382	1,009
Benefits Paid	(1,382)	(1,009)
Plan Assets at Fair Value, End of Year	$ —	$ —
Unfunded Status of the Plan	$ (29,041)	$ (27,027)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net Loss	(312)	(1,921)
Total Pension Cost	$ (312)	$ (1,921)

	2025	2024
Components of Net Periodic Benefit Cost		
Service Cost	$ 532	$ 653
Interest Cost	1,504	1,365
Amortization of:		
Net Loss	(249)	59
Net Periodic Pension Cost	$ 1,787	$ 2,077
Weighted Average Assumptions for Expense		
Discount Rate	5.55%	5.70%
Expected Return on Plan Assets	N/A	N/A
Rate of Compensation Increase	4.45%	4.44%

The long-term portion of the pension liability related to the defined benefit plan as of December 31, 2025 and 2024 was $28.4 million and $26.2 million, respectively, and is included in Other Non-Current liabilities in the accompanying consolidated balance sheets.

The amount included in accumulated other comprehensive income as of December 31, 2025 that has not yet been recognized as a component of net periodic benefit cost is $0.3 million. There was no amount included in other accumulated comprehensive income as of December 31, 2025 that is expected to be recognized as a component of net periodic benefit cost in fiscal year 2026.

The benefit payments reflected in the table below represent the Company's obligations to employees that are eligible for retirement or have already retired and are receiving deferred compensation benefits:

Fiscal Year	Pension Benefits
	(In thousands)
2026	$ 1,516
2027	1,733
2028	1,901
2029	2,116
2030	2,093
Thereafter	19,682
	$ 29,041

The Company also maintains The GEO Group Inc. Deferred Compensation Plan ("Deferred Compensation Plan"), a non-qualified deferred compensation plan for employees who are ineligible to participate in its qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary and the Company matches employee contributions up to a certain amount based on the employee's years of service. Payments will be made at retirement age of 65, at termination of employment or earlier depending on the employees' elections. The Company established a rabbi trust; the purpose of which is to segregate the assets of the Deferred Compensation Plan from the Company's cash balances. The funds in the rabbi trust are included in Restricted Cash and Investments in the accompanying Consolidated Balance Sheets. A portion of the funds are invested in company owned life insurance policies which are recorded at their cash surrender values. The change in cash surrender value of the life insurance policies is recorded in operating expenses in the accompanying consolidated income statements. The remaining funds are invested in mutual funds. These funds are not available to the Company for any purpose other than to fund the Deferred Compensation Plan; however, these funds may be available to the Company's creditors in the event the Company becomes insolvent. The rabbi trust had a balance of approximately $54.8 million at December 31, 2025. All employee and employer contributions relative to the Deferred Compensation Plan are made directly to the rabbi trust. The Company recognized expense related to its contributions of $0.9 million, $0.8 million and $0.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. The long-term portion of the liability for this plan at December 31, 2025 and 2024 was approximately $47.6 million and $41.8 million, respectively, and is included in Other Non-Current Liabilities in the accompanying Consolidated Balance Sheets. The current portion of this liability was $3.7 million and $2.7 million as of December 31, 2025 and 2024, respectively.

14.   Business Segments and Geographic Information

Operating and Reporting Segments

The Company's segments are determined as those operations whose results are reviewed regularly by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, in deciding how to allocate recourses and assess performance. The Company conducts its business through four reportable business segments: the U.S. Secure Services segment; the Electronic Monitoring and Supervision Services segment; the Reentry Services segment; and the International Services segment. The Company has identified these four reportable segments to reflect the current view that the Company operates four distinct business lines, each of which constitutes a material part of its overall business.

The U.S. Secure Services segment primarily encompasses U.S.-based secure services business. The Electronic Monitoring and Supervision Services segment, which conducts its services in the United States, represents services provided to adults for monitoring services and evidence-based supervision and treatment programs for community-based parolees, probationers, and pretrial defendants. The Reentry Services segment, which conducts its services in the United States represents services provided to adults for residential and non-residential treatment, educational and community-based programs, pre-release and half-way house programs. The International Services segment primarily consists of secure services operations in South Africa and Australia. Segment disclosures below (in thousands) reflect the results of continuing operations. All transactions between segments are eliminated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Revenue and operating income for each segment are used by the CODM to assess the performance of each segment in a financial period. The performance of the operating segments is evaluated based on segment operating income, which is defined as income before income taxes before the following: unallocated corporate general and administrative expenses, interest expense, net, loss on extinguishment of debt, and certain gains and losses not allocated to the operating segments. The CODM uses segment operating income as the measure to make resource (including financial or capital resources) allocation decisions for each segment, predominantly in the annual budget and forecasting process.

The CODM considers budget-to-actual variances on a monthly and quarterly basis when evaluating performance for each segment and making decisions about capital allocation.

Summarized financial information for the Company's segments is shown in the following tables including a reconciliation of the Company's total operating income from its reportable segments to the Company's income before income taxes and equity in earnings of affiliates, in each case, during the years ended December 31, 2025, 2024 and 2023, respectively.

Fiscal Year 2025

	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International Services	Total
Revenues	$ 1,827,000	$ 320,919	$ 286,521	$ 197,109	$ 2,631,549
Less:					
Labor and Related Taxes [1]	1,050,275	96,234	128,684	108,013	1,383,206
Medical Services and Supplies [1]	60,261	—	—	—	60,261
Other Segment Items [2]	387,909	99,699	96,844	72,601	657,053
Operating Income from Segments	$ 328,555	$ 124,986	$ 60,993	$ 16,495	$ 531,029
Unallocated amounts:					
General and administrative expense					(235,939)
Contingent litigation reserve					(37,600)
Net interest expense					(151,445)
Loss on extinguishment of debt					(8,446)
Other income					5,514
Gain on asset divestitures					232,381
Income before income taxes and equity in earnings of affiliates					$ 335,494
Capital Expenditures	$ 148,877	$ 36,211	$ 8,856	$ 3,568	$ 197,512
Depreciation and amortization	$ 90,823	$ 25,411	$ 13,405	$ 2,400	$ 132,039

Fiscal Year 2024

	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International Services	Total
Revenues	$ 1,604,386	$ 332,826	$ 277,566	$ 208,924	$ 2,423,702
Less:					
Labor and Related Taxes [1]	885,863	91,262	126,610	122,039	1,225,774
Medical Services and Supplies [1]	63,585	—	—	—	63,585
Other Segment Items [2]	352,021	94,209	92,659	72,451	611,340
Operating Income from Segments	$ 302,917	$ 147,355	$ 58,297	$ 14,434	$ 523,003
Unallocated amounts:					
General and administrative expense					(213,028)
Net interest expense					(181,837)
Loss on extinguishment of debt					(86,637)
Net gain on asset divestitures/impairment					(2,907)
Income before income taxes and equity in earnings of affiliates					$ 38,594
Capital Expenditures	$ 46,837	$ 24,190	$ 6,206	$ 1,458	$ 78,691
Depreciation and amortization	$ 85,685	$ 24,523	$ 13,619	$ 2,393	$ 126,220

Fiscal Year 2023	U.S. Secure Services		Electronic Monitoring and Supervision Services		Reentry Services		International Services		Total	
Revenues	$	1,518,292	$	425,879	$	275,102	$	193,894	$	2,413,167
Less:										
Labor and Related Taxes [1]		824,893		96,510		125,626		104,028		1,151,057
Medical Services and Supplies [1]		71,483		—		—		—		71,483
Other Segment Items [2]		351,927		116,466		100,741		78,338		647,472
Operating Income from Segments	$	269,989	$	212,903	$	48,735	$	11,528	$	543,155
Unallocated amounts:										
General and administrative expense										(190,766)
Net interest expense										(210,500)
Loss on extinguishment of debt										(8,532)
Net gain on asset divestitures/impairment										4,691
Income before income taxes and equity in earnings of affiliates									$	138,048
Capital Expenditures	$	48,270	$	17,434	$	4,403	$	2,895	$	73,002
Depreciation and amortization	$	78,917	$	28,053	$	16,588	$	2,226	$	125,784

[1] The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included in the amounts shown.

[2] Other segment items include:

U.S. Secure Services - depreciation and amortization, food services and supplies, utilities, repairs and maintenance, rent and lease expense and certain other overhead expenses.

Electronic Monitoring and Supervision Services - depreciation and amortization, cost of goods sold, rent and lease expense and certain other overhead expenses.

Reentry Services - depreciation and amortization, medical services and supplies, food services and supplies, rent and lease expense, utilities and certain other overhead expenses.

International Services - medical services and supplies, food services and supplies, utilities, repairs and maintenance and certain other overhead expenses.

Segment Assets

		2025		2024	
		(In thousands)			
Segment assets:					
U.S. Secure Services	$	2,547,537	$	2,356,105	
Electronic Monitoring and Supervision Services		519,274		504,782	
Reentry Services		439,656		465,014	
International Services		76,400		71,610	
Total segment assets	$	3,582,867	$	3,397,511	

Asset Reconciliation

The following is a reconciliation of the Company's reportable segment assets to the Company's total assets as of December 31, 2025 and 2024, respectively.

	2025	2024
	(In thousands)	
Reportable segment assets	$ 3,582,867	$ 3,397,511
Cash	68,995	76,896
Deferred income tax assets	9,396	9,522
Restricted cash and investments, current and non-current	182,364	148,151
Total assets	$ 3,843,622	$ 3,632,080

Geographic Information

During each of the years ended December 31, 2025, 2024 and 2023, the Company's international operations were conducted through the Company's wholly owned Australian subsidiary, The GEO Group Australia Pty. Ltd., through which the Company has management contracts for three correctional facilities and a contract to provide health services for several public prisons and the Company's wholly-owned subsidiary in South Africa, SACM, through which the Company manages one correctional facility.

Fiscal Year	2025	2024	2023
	(In thousands)		
Revenues:			
U.S. operations	$ 2,434,440	$ 2,214,778	$ 2,219,400
Australia operations	177,030	190,872	177,653
South African operations	20,079	18,052	16,114
Total revenues	$ 2,631,549	$ 2,423,702	$ 2,413,167
Property and Equipment, net:			
U.S. operations	$ 1,874,746	$ 1,890,662	$ 1,933,460
Australia operations	9,372	8,944	10,700
South African operations	80	84	118
Total Property and Equipment, net	$ 1,884,198	$ 1,899,690	$ 1,944,278

Sources of Revenue

The Company derives most of its revenue from the management of secure facilities through public-private partnerships. The Company also derives revenue from the provision of reentry services and electronic monitoring and evidence-based supervision and treatment programs in the United States, and expansion of new and existing secure facilities, processing centers and reentry centers.

Fiscal Year	2025	2024
	(In thousands)	
Revenues:		
Secure Services [1]	$ 2,024,109	$ 1,813,310
Electronic Monitoring and Supervision Services	320,919	332,826
Reentry Services	286,521	277,566
Total revenues	$ 2,631,549	$ 2,423,702

[1] Includes international secured services

Equity in Earnings of Affiliates

Equity in earnings of affiliates for 2025, 2024 and 2023 includes the operating results of the Company's joint ventures in SACS and GEOAmey. These joint ventures are accounted for under the equity method and the Company's investments in SACS and GEOAmey are presented as a component of other non-current assets in the accompanying Consolidated Balance Sheets.

The Company has recorded $1.9 million, $0.3 million and $1.7 million in earnings, net of tax impact, for SACS operations during the years ended December 31, 2025, 2024 and 2023, respectively, which are included in equity in earnings of affiliates, net of income tax provision in the accompanying Consolidated Statements of Operations. As of December 31, 2025 and 2024, the Company's investment in SACS was $5.9 million and $7.2 million, respectively. The investment is included in other non-current assets in the accompanying Consolidated Balance Sheets. The Company received dividend distributions of $4.2 million, $1.9 million and $2.2 million, in 2025, 2024 and 2023, respectively, from this unconsolidated joint venture.

The Company has recorded $2.6 million, $2.4 million and $2.9 million in earnings, net of tax impact, for GEOAmey's operations during the years ended December 31, 2025, 2024 and 2023, respectively, which are included in equity in earnings of affiliates, net of income tax provision, in the accompanying Consolidated Statements of Operations. As of December 31, 2025 and 2024, the Company's investment in GEOAmey was $7.7 million and $10.3 million, respectively, and represents its share of cumulative reported earnings. The Company received dividend distributions of $5.9 million, $3.2 million and $0.8 million in 2025, 2024 and 2023, respectively, from this unconsolidated joint venture.

Business Concentration

Except for the major customer noted in the following table, no other single customer made up greater than 10% of the Company's consolidated revenues for the following fiscal years:

Customer	2025	2024	2023
Various agencies of the U.S. Federal Government:	67%	62%	63%

Concentration of credit risk related to the major customer above for accounts receivable is as follows:

Customer	2025	2024
Various agencies of the U.S. Federal Government:	78%	64%

The concentrations above relate primarily to the Company's U.S. Secure Services and its Electronic Monitoring Supervision segments.

In addition, the ISAP contract accounted for 10% and 14% of the Company's consolidated revenues for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2025, the ISAP contract accounted for less than 10% of the Company's consolidated revenues.

15. Income Taxes

The United States and foreign components of income before income taxes and equity in earnings in affiliates are as follows:

	2025	2024	2023
	(In thousands)		
Income before income taxes and equity in earnings in affiliates			
United States	$ 317,699	$ 22,723	$ 125,495
Foreign	17,795	15,871	12,553
Income before income taxes and equity in earnings in affiliates	$ 335,494	$ 38,594	$ 138,048

The provision for income taxes consists of the following components:

	2025	2024	2023
	(In thousands)		
Federal income taxes (benefit):			
Current	$ 43,310	$ (2,253)	$ 23,107
Deferred	17,019	3,913	1,256
	60,329	1,660	24,363
State income taxes (benefit):			
Current	14,619	3,952	6,139
Deferred	4,943	(1,406)	766
	19,562	2,546	6,905
Foreign income taxes (benefit):			
Current	5,702	6,165	4,677
Deferred	127	(970)	(546)
	5,829	5,195	4,131
Total U.S. and foreign provision for income taxes	$ 85,720	$ 9,401	$ 35,399

We adopted ASU 2023-09 "Income Taxes (Topic 740): Improvements To Income Tax Disclosures" on a prospective basis beginning with the year ended December 31, 2025. The following table presents required disclosure pursuant to ASU 2023-09 and reconciles the U.S. federal statutory tax amount and rate to our actual global effective amount and rate for the year ended December 31, 2025:

	2025	
	(In thousands)	Percent
Tax at U.S. Statutory Rate	$ 70,453	21.0%
State and local income taxes, net of federal income tax effect[1]	15,557	4.6%
Foreign tax effects	2,121	0.6%
Effect of changes in tax laws or rates enacted in the current period	—	0.0%
Effect of cross-border tax laws	321	0.1%
Tax credits	(1,771)	-0.5%
Changes in valuation allowances	—	0.0%
Nontaxable or nondeductible items	(527)	-0.2%
Changes in unrecognized tax benefits	(154)	0.0%
Other, net	(280)	0.0%
Total provision (benefit) for income taxes	$ 85,720	25.6%

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California, Florida and Texas.

The Company's effective tax rate differs from the U.S. statutory rate of 21% primarily due to a $2.1 million tax expense related to foreign tax effects, a $1.8 million tax benefit related to U.S. tax credits, and State income taxes, net of federal tax benefits of $15.6 million.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes prior to the adoption of ASU 2023-09 is as follows:

		2024		2023
		(In thousands)		
Provisions using statutory federal income tax rate	$	8,105	$	28,990
State income taxes, net of federal tax benefit		2,291		8,221
Change in valuation allowance		(24)		(3,292)
Federal tax credits		(1,507)		(1,733)
Effect of tax rate differential in foreign jurisdictions		1,412		1,137
Tax impact of vested equity compensation		192		2,879
Asset divestiture		(921)		(1,529)
Interest deduction on equity issued (convertible debt)		(3,503)		—
Political contributions		1,090		629
Change in cash surrender value - COLI		(1,300)		(1,158)
Disallowed executive compensation - non-equity		1,174		1,444
Other, net		2,392		(189)
Total provision for income taxes	$	9,401	$	35,399

The Company's 2024 effective tax rate differed from the U.S. statutory rate of 21% primarily due to the net tax benefit of $3.5 million ($42.5 million tax benefit of the tax deduction less $39.0 million tax expense of the related uncertain tax position) related to the $174.4 million tax deduction for GEO shares issued to holders of our 6.50% Exchangeable Senior Notes due 2026 that participated in private exchange transactions during 2024 as reflected in shareholders' equity, the tax benefit from the release of a valuation allowance of $3.3 million on certain state net operating losses used in 2023, and lower taxes on asset divestitures in 2024 and 2023 of $0.9 million and $1.5 million, respectively. Additionally, taxes differed due to state income taxes and foreign income taxes in excess of the US statutory rate in the presented periods. State income taxes, net of federal tax benefits of $2.3 million and $8.2 million were incurred in 2024, and 2023, respectively.

The following table presents the breakdown between non-current net deferred tax liabilities as classified on the balance sheets as of December 31, 2025 and 2024:

		2025		2024
		(In thousands)		
Deferred tax assets - non-current	$	9,396	$	9,522
Deferred tax liabilities - non-current		(99,689)		(78,198)
Total net deferred tax liabilities	$	(90,293)	$	(68,676)

The significant components of the Company's deferred tax assets and liabilities consisted of the following as of December 31, 2025 and 2024:

	2025		2024	
		(In thousands)		
Deferred tax assets:				
Net operating losses	$	22,185	$	18,750
Accrued liabilities and reserves		14,127		12,907
Deferred compensation		20,335		17,974
Accrued compensation		8,238		8,595
Deferred revenue		990		1,071
Tax credits		2,275		2,264
Equity awards		2,629		3,797
Operating lease liability		18,984		24,809
Other, net		3,044		5,579
Valuation allowance		(22,974)		(19,331)
Total deferred tax assets	$	69,833	$	76,415
Deferred tax liabilities:				
Depreciation	$	(91,879)	$	(79,352)
Intangible assets		(49,885)		(41,838)
Other, net		(18)		(17)
Lease right-of-use assets		(18,344)		(23,884)
Total deferred tax liabilities	$	(160,126)	$	(145,091)
Total net deferred tax liabilities	$	(90,293)	$	(68,676)

Deferred income taxes should be reduced by a valuation allowance if it is not more likely than not that some portion or all of the deferred tax assets will be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. At year end 2025 and 2024, the Company has a valuation allowance of $23.0 million and $19.3 million, respectively related to deferred tax assets for foreign net operating losses and foreign tax credits, state net operating losses and state tax credits. The valuation allowance increased by $3.6 million during the year ended December 31, 2025 related to certain deferred tax assets that were determined to not be more likely than not to be realized.

At December 31, 2025, the Company had no Federal net operating loss carryforwards and $323.0 million of combined net operating loss carryforwards in various states which will begin to expire in 2027. The Company has recorded a partial valuation allowance against the deferred tax assets related to certain state operating losses. Related to the 2024 6.50% Exchangeable Senior Notes exchange transaction, the Company has an uncertain tax position of $32.8 million offsetting the above state net operating losses.

Also, as of the year ended December 31, 2025, the Company had $22.1 million of foreign net operating losses and $0.2 million foreign capital losses which carry forward indefinitely and $0.2 million of state tax credits which will begin to expire in 2027. The Company has recorded a partial valuation allowance against the deferred tax assets related to the foreign operating losses and state tax credits.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The exercise of non-qualified stock options and vesting of restricted stock awards which have been granted under the Company's equity award plans give rise to compensation income which is includable in the taxable income of the applicable employees and the majority of which is deductible by the Company for federal and state income tax purposes. In the case of non-qualified stock options, the compensation income results from increases in the fair market value of the Company's common stock subsequent to the date of grant. At December 31, 2025, the deferred tax asset related to unexercised stock options and restricted stock grants for which the Company has recorded a book expense was $2.6 million.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2025		2024		2023
				(In thousands)		
Balance at Beginning of Period	$	42,603	$	1,538	$	1,520
Additions based on tax positions related to the current year		—		40,707		—
Additions for tax positions of prior years		13		459		75
Reductions as a result of a lapse of applicable statutes of limitations		(184)		(101)		(57)
Balance at End of Period	$	42,432	$	42,603	$	1,538

All tax figures in the above reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. The Company has accrued $38.4 million of uncertain tax benefits as of December 31, 2025 which is inclusive of the federal tax benefit on state income taxes. This accrual includes $36.7 million related to the tax deduction on shares provided related to the 6.50% Exchangeable Senior Notes exchange transactions. Included in the balance of uncertain tax positions as of December 31, 2025 are $40.7 million of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is no longer subject to tax examination of its 2021 U.S. federal return. Additionally, with few exceptions, it is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2021.

The calculation of the Company's provision (benefit) for income taxes requires the use of significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of the Company's provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

During the year ended December 31, 2025, the Company recognized a net increase in interest of $0.5 million related to the unrecognized tax benefits noted in the table above. There was no potential penalty recorded during the years ended December 31, 2025, 2024 or 2023.

The Company had approximately $1.0 million, $0.5 million and $0.4 million accrued for interest and penalties as of December 31, 2025, 2024 and 2023, respectively. The Company classifies interest and penalties as interest expense and operating expense, respectively.

The following table presents the income taxes paid by jurisdiction for the year ended December 31, 2025:

		2025
Income Taxes Paid (Net of Refunds Received)		(In thousands)
Federal	$	16,887
State and local		
California		3,210
Texas		1,933
All other state		2,166
Foreign		
Australia		4,292
All other foreign		1,058
Total cash taxes paid	$	29,546

16.   Commitments, Contingencies and Other Matters

Collective Bargaining Agreements

The Company had approximately 54% of its workforce covered by collective bargaining agreements at December 31, 2025. Collective bargaining agreements with 9% of employees are set to expire in less than one year.

Contract Developments

On December 22, 2025, the Company announced that its wholly-owned subsidiary, BI Incorporated ("BI"), has been awarded a contract by U.S. Immigration and Customs Enforcement ("ICE") for the provision of skip tracing services. Skip tracing services entail enhanced location research with identifiable information, commercial data verification, and physical observation to verify current address information and investigate alternative address information for individuals on the federal government's non-detained docket. The new contract has a term of two years, with an initial term of one year, effective December 16, 2025, and an additional one-year period.

On September 30, 2025, the Company announced that it entered into a two-year contract with ICE for the continued provision of electronic monitoring, case management and supervision services under the Intensive Supervision and Appearance Program ("ISAP"). The contract has an initial term of one-year, effective October 1, 2025, with an additional one-year option period.

On September 16, 2025, the Company announced that the Florida Department of Corrections has issued Notices of Intent to Award three managed-only contracts to GEO for the assumption of management and support services at the 985-bed Bay Correctional and Rehabilitation Facility and the 1,884-bed Graceville Correctional and Rehabilitation Facility and for the continuation of management and support services at the 985-bed Moore Haven Correctional and Rehabilitation Facility. The three contracts are expected to have an initial term of three years, effective July 1, 2026, with unlimited two-year renewal option periods

On August 28, 2025, the Company entered into an agreement with another contractor to form an entity to provide management services for the State of Florida at the state-owned 1,310-bed North Florida Detention Facility in Baker County, Florida.

On June 16, 2025, the Company announced that its wholly-owned subsidiary, GEO Transport, Inc. has entered into a new five-year contract, inclusive of option periods, with the U.S. Marshals Service for the provision of secure transportation and contract detention officer services across three service regions covering 26 federal judicial districts and spanning 14 states.

On June 10, 2025, the Company announced that the U.S. District Court, Central District of California has approved a settlement in the case of *Roman v. Wolf*, which allows for immediate full intake at its company-owned, 1,940-bed Adelanto ICE Processing Center in California (the "Adelanto Center"). The court had previously issued several injunction orders, including an intake prohibition order issued more than four years ago, limiting the use of the Adelanto Center based on then-prevailing COVID-19 conditions. ICE and GEO entered into a 15-year contract on December 19, 2019, for the provision of secure residential housing and support services at the Adelanto Center, consisting of a five-year base period followed by two five-year option periods. The current contract option period is effective through December 19, 2029.

On June 9, 2025, the Company announced that it has entered into a contract modification with ICE, effective June 6, 2025, to activate a federal immigration processing center at its company-owned, 1,868-bed, D. Ray James Facility in Folkston, Georgia under the existing intergovernmental service agreement involving the company-owned, 1,118-bed Folkston ICE Processing Center. The Company's support services will include the exclusive use of this federal facility by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

On April 21, 2025, the Company received a notice of termination from the New Mexico Corrections Department for the contract for its company-owned 1200-bed Lea County Correctional Facility effective June 30, 2025.

On March 20, 2025, the Company announced that it has entered into a contract with ICE for the immediate activation of a federal immigration processing center at its company-owned, 1-800 bed North Lake Facility, in Baldwin Michigan. The contract has a full term expiration of July 20, 2027.

On March 10, 2025, the Company announced that ICE has entered into a contract modification of the current intergovernmental service agreement ("IGSA") for its company-owned, 1,328-bed Karnes ICE Processing Center (the "Karnes Center") in Karnes City, Texas to transition the Karnes Center from housing adult males only to housing mixed populations. Subsequently, ICE decided to continue to house single adults at the Karnes ICE Center based on an assessment of the agency's current needs. GEO provides support services for ICE at the Karnes Center under an IGSA between Karnes County and ICE, that is effective through August 2029. GEO's support services include the exclusive use of the Karnes Center by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

On February 27, 2025, the Company announced that it has been awarded a 15-year, fixed-price contract by ICE to provide support services for the establishment of a federal immigration processing center at the company-owned, 1,000-bed Delaney Hall Facility in Newark, New Jersey. GEO's support services include the exclusive use of the Delaney Hall Facility by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

Asset Sale

On June 3, 2025, the Company entered into a Purchase and Sale Agreement (the "Sale Agreement") with CPT Operating Partnership L.P. (together with GEO, the "Seller") and the State of Oklahoma (the "Purchaser") pursuant to which, subject to the terms of the Sale Agreement, the Seller agreed to sell the 2,388-bed Lawton Correctional Facility located in Lawton, Oklahoma (the "Lawton Facility") to the Purchaser for a sale price of $312 million. The sale resulted in a gain of approximately $228 million. The Sale Agreement also contained certain customary representations, warranties and covenants that the parties made to each other. The sale of the Lawton Facility closed on July 25, 2025 and the Company transitioned facility operations to the Oklahoma Department of Corrections simultaneously on July 25, 2025. The Company used the net proceeds from the sale, along with cash on hand and available liquidity, to purchase the Western Region Detention Facility, and pay off senior secured debt, including approximately $300 million in floating rate debt.

Asset Purchase

On July 1, 2025, the Company announced that it has entered into a purchase agreement to acquire the 770-bed Western Region Detention Facility located in San Diego, California for approximately $60 million. The Company previously leased the Western Region Detention Facility for approximately $5.1 million annually under a lease agreement that was scheduled to expire on March 31, 2029. The Company has a contract with the U.S. Marshals Service for the exclusive use of the Western Region Detention Facility. The purchase of the Western Region Detention Facility closed on July 31, 2025 and was funded as a like kind real estate property exchange with proceeds from the sale of the Lawton Correctional Facility, which closed on July 25, 2025 as discussed above, resulting in an estimated capital gains cash tax savings of approximately $9.3 million.

Commitments

As of December 31, 2025, the Company had contractually required commitments for a number of projects using existing Company financing facilities. The Company's management estimates that these existing contractually required capital projects will cost approximately $90.5 million, of which $58.5 million was spent through 2025. The Company estimates the remaining capital requirements related to these contractually required capital projects to be approximately $32.0 million. These projects are expected to be completed through 2026.

In addition to these current estimated capital requirements, the Company is currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that the Company wins bids for these projects and decides to self-finance their construction, its capital requirements could materially increase.

Litigation, Claims and Assessments

Immigration Detainee Litigation

Civil immigration detainees at the Aurora ICE Processing Center filed a class action lawsuit on October 22, 2014, against the Company in the U.S. District Court for the District of Colorado. The complaint alleges that the Company was in violation of the Colorado Minimum Wage Act ("CMWA") and the Federal Trafficking Victims Protection Act ("TVPA"). The complaint also claims that the Company was unjustly enriched based on the level of payment the detainees received for work performed in a Voluntary Work Program ("VWP") the Company is required to implement at the facility under the terms of its contract with the federal government. On July 6, 2015, the court found that detainees were not employees under the CMWA and dismissed this claim. On February 27, 2017, the court granted the plaintiffs' motion for class certification on the TVPA and unjust enrichment claims. The plaintiffs' class seeks actual damages, compensatory damages, exemplary damages, punitive damages, restitution, attorneys' fees and costs, and such other relief as the court may deem proper. On October 18, 2022, the court issued an order granting plaintiffs' motion for summary judgment on the Company's affirmative defenses, denying the Company's motion for summary judgment, motion to dismiss, and motion for decertification of the class, narrowing the class period for plaintiffs' TVPA claims, and otherwise ruling against the Company's motions for relief. All trial dates were stayed by court order pending appeal of certain of GEO's defenses to the

Tenth Circuit Court of Appeals. Oral argument before the Tenth Circuit was held on September 18, 2023. On October 22, 2024, the Tenth Circuit issued an Order finding appellate review of GEO's claim of immunity was premature and, therefore, the Tenth Circuit was currently without jurisdiction to consider the merits of GEO's claimed immunity. On January 13, 2025, GEO filed a Petition for Writ of Certiorari with the United States Supreme Court seeking review of the Tenth Circuit's decision. On June 2, 2025, the United States Supreme Court granted GEO's Petition for Writ of Certiorari. Oral argument before the Supreme Court was held on November 10, 2025. On February 25, 2026, the Supreme Court issued a decision affirming the decision of the Tenth Circuit and finding that there is no immediate right to appellate review of a ruling on GEO's Yearsley defense. The Supreme Court further stated that the holding still allows immediate appellate review of a ruling on a Yearsley defense via a separate appellate certification process.

The first of two State of Washington lawsuits, Nwauzor v. GEO Group, was filed on September 26, 2017, by immigration detainees against the Company in the U.S. District Court for the Western District of Washington. The second lawsuit was filed on September 20, 2017, by the State Attorney General against the Company in the Superior Court of the State of Washington for Pierce County, which the Company removed to the U.S. District Court for the Western District of Washington on October 9, 2017. The plaintiffs claimed that State of Washington minimum wage laws should be enforced with respect to detainees who volunteer to participate in a VWP administered by GEO at the Northwest ICE Processing Center (the "Center") as required by the U.S. Department of Homeland Security under the terms of GEO's contract. The Center houses people in the custody of federal immigration authorities while the federal government is determining their immigration status. In October 2021, an unfavorable jury verdict and court judgment resulting in a combined $23.2 million judgment entered against the Company in the retrial of the two cases, which judgment amounts were subsequently increased by a further award against the Company of attorney's fees, costs, and pre-judgment interest in the amount of $14.4 million. Post-judgment interest is accruing on these judgments in accordance with Washington law. The trial court waived the necessity to post a supersedeas bond for the combined judgments and has stayed enforcement of the verdict and judgments while GEO's appeal to the U.S. Court of Appeals for the Ninth Circuit is pending. Oral argument before the Ninth Circuit was held on October 6, 2022.

On March 7, 2023, the Ninth Circuit certified certain state law questions to the Washington Supreme Court. Oral argument before the Washington Supreme Court was held on October 17, 2023. On December 21, 2023, the Washington Supreme Court issued an opinion answering the questions certified by the Ninth Circuit. Under the Ninth Circuit's March 7, 2023, order certifying the above questions to the Washington Supreme Court, the Ninth Circuit resumed control and jurisdiction over the State of Washington lawsuits. On February 21, 2024, the United States Department of Justice filed its Brief for the United States as Amicus Curiae in Support of GEO, arguing that the State of Washington judgments should be reversed because the Supremacy Clause precludes application of the Washington Minimum Wage Statute to work programs for federal detainees. In its Brief, the Department of Justice asserted that application of the Washington law independently contravened intergovernmental immunity because it would make federal detainees subject to provisions that do not apply, and never have applied, to persons in state custody, singling out a contractor with the federal government for obligations Washington does not itself bear. The Department of Justice also contended that the immigration statutory structure approved by Congress does not contemplate a role for states or state law in governing the VWP for federal detainees. On January 16, 2025, the Ninth Circuit issued an Opinion by a 2-1 vote affirming the lower court's decision. That Opinion includes a 24-page dissenting opinion.

On February 6, 2025, GEO timely filed its Petition for Rehearing En Banc. On March 20, 2025, the United States filed an Amicus Brief with the Ninth Circuit in which it argued that the January 16, 2025 decision of the Ninth Circuit is incorrect in multiple respects, runs contrary to Circuit precedent, and creates significant tension with the case law of other circuits. The United States argued that the application of the state minimum-wage law to federal immigration detainees in the voluntary work program is preempted by a federal appropriation statute that sets the minimum allowance for detainee participants at $1 per day. Additionally, the United States argued that the application of the state minimum-wage law to federal immigration detainees likewise impermissibly discriminates against the federal government in violation of intergovernmental-immunity principles.

On August 13, 2025, the Ninth Circuit issued an order denying GEO's Petition for Rehearing En Banc. That order included six dissenting opinions. On September 2, 2025, the Ninth Circuit granted GEO's motion to stay the issuance of the Court's mandate pending GEO's Petition for Writ of Certiorari to the Supreme Court.

A final mandate has not been issued by the Ninth Circuit, and the appeal remains pending until resolution of GEO's Petition for Writ of Certiorari to the Supreme Court. On January 9, 2026, GEO filed its Petition for Writ of Certiorari to the Supreme Court. Although the Company strongly disputes this claim and continues to vigorously defend itself, the Company accrued a reserve of approximately $37.6 million, which is included in Other Non-Current Liabilities in the accompanying consolidated balance sheets, in accordance with Accounting Standards Codification No. 450 - Contingencies during the third quarter of 2025.

In California, a class action lawsuit was filed on December 19, 2017, by immigration detainees against the Company in the U.S. District Court, Eastern Division of the Central District of California. The California lawsuit alleges violations of the state's minimum wage laws, violations of the TVPA and California's equivalent state statute, unjust enrichment, unfair competition and retaliation. The California court has certified a class of individuals who have been civilly detained at the Company's Adelanto Facility from December 19, 2014, until the date of final judgment. On March 31, 2022, the court entered a stay until the Ninth Circuit rules on the State of Washington lawsuits, which is stayed pending resolution of GEO's Petition in Nwauzor v. GEO Group for Writ of Certiorari to the United States Supreme Court.

Current and former detainees of the Mesa Verde ICE Processing Center and the Golden State Annex ICE Processing Center filed a class action lawsuit on July 13, 2022, against the Company in the U.S. District Court for the Eastern District of California, Fresno Division. The complaint alleges that federal detainees who volunteer to participate in the VWP at GEO's Mesa Verde and Golden State Annex ICE facilities are employees of GEO and entitled to the state's minimum wage. Plaintiffs also make claims for unfair competition, unjust enrichment, human trafficking, forced labor, California's Private Attorneys General Act, and retaliation. GEO filed both a motion to stay the action pending the Ninth Circuit's decision in the State of Washington lawsuits and a motion to dismiss the action in its entirety. On July 10, 2023, the court entered a stay until the Ninth Circuit rules on the State of Washington lawsuits. On February 10, 2025, the Court denied plaintiffs' request to lift the stay until the Ninth Circuit rules on GEO's Petition for Rehearing En Banc, which is stayed pending resolution of GEO's Petition in Nwauzor v. GEO Group for Writ of Certiorari to the United States Supreme Court.

GEO believes it operates the VWP in full compliance with its contract with ICE and all applicable laws, regulations, and standards. GEO strongly disputes the claims made in these lawsuits and intends to take all necessary steps to vigorously defend itself from these lawsuits. GEO has not recorded any accruals relating to these lawsuits, other than in connection with the Nwauzor case discussed above, at this time as losses are not considered probable nor reasonably estimable. If GEO were not to prevail in these cases, it could have an adverse effect on GEO's business and results of operations.

Challenges to State Legislation that Conflict with Federal Contracts

On July 13, 2023, the Company filed a lawsuit in the U.S. District Court for the Western District of Washington against the State of Washington for declaratory and injunctive relief challenging the State of Washington's newly enacted law – House Bill 1470. House Bill 1470 purports to empower state agencies with new rule making, inspection, investigation, and testing powers over the Northwest ICE Processing Center. House Bill 1470 also creates a statutory regime of civil penalties applicable to private detention facilities for violations of House Bill 1470 detention standards, and purports to create a private right of action for detainees aggrieved by violations of the statute. On March 8, 2024, the U.S. District Court for the Western District of Washington entered an order preliminarily enjoining the enforcement of House Bill 1470 against GEO as the operator of the Northwest ICE Processing Center. On April 29, 2024, the State of Washington filed a Notice of Appeal of the order preliminarily enjoining the enforcement of House Bill 1470. On February 14, 2025, the U.S. Court of Appeals for the Ninth Circuit heard arguments on the State of Washington's appeal. On May 23, 2025, GEO filed a motion to dismiss the appeal as moot based on a newly enacted statute that amended portions of HB 1470. On August 18, 2025, the Ninth Circuit denied GEO's motion to dismiss the appeal, vacated the District Court's grant of a preliminary injunction, and remanded the case to the District Court for further proceedings. On September 16, 2025, GEO filed a Petition for Rehearing En Banc. On February 11, 2026, the Ninth Circuit denied GEO's Petition for Rehearing En Banc, with eight justices of the Ninth Circuit joining a harshly worded dissent from that decision. On February 16, 2026, GEO filed a Rule 41 motion with the Ninth Circuit seeking a stay of the mandate pending GEO's Petition for Writ of Certiorari to the Supreme Court of the United States.

On April 15, 2024, the Company filed a lawsuit in the U.S. District Court for the District of New Jersey against the State of New Jersey for declaratory and injunctive relief challenging the State of New Jersey's Assembly Bill 5207 – that purports to prohibit the operation of "private detention facilities" in the state, which would prevent the United States from using privately contracted detention facilities to house detainees in the custody of ICE. On April 25, 2024, the U.S. District Court for the District of New Jersey entered an order preliminarily enjoining the State of New Jersey from enforcing Assembly Bill 5207 against a private detention facility-including any owned by Plaintiff GEO until a further Order of the Court. On July 22, 2025, the Third Circuit Court of Appeals affirmed a U.S. District Court for the District of New Jersey decision in a similar case finding Assembly Bill 5207 unconstitutional. On August 22, 2025, the District Court entered an order permanently enjoining the Defendants from enforcing Assembly Bill 5207 against GEO with respect to GEO negotiating or contracting with the United States government to operate immigration detention facilities in New Jersey.

On October 22, 2024, the Company filed a lawsuit in the U.S. District Court for the Eastern District of California against the State of California and the Kern County Public Health Department for declaratory and injunctive relief challenging the State of California's newly enacted law – Senate Bill 1132. Senate Bill 1132 purports to empower state agencies with new inspection and investigation powers over GEO's California facilities providing contracted services to ICE. Senate Bill 1132 also purports to impose standards prescribed by the Board of State and Community Corrections on GEO's provision of contracted services to ICE in California. The State of California and Kern County filed a motion to dismiss on December 20, 2024. The U.S. District Court heard arguments on GEO's motion for declaratory and injunctive relief and the defendants' motion to dismiss on March 3, 2025. On May 5, 2025, the U.S. District Court for the Eastern District of California entered an order finding Senate Bill 1132 does not impose any standards on GEO's provision of contracted services to ICE and dismissing GEO's suit with leave to amend.

Other Litigation

The nature of the Company's business also exposes it to various other legal claims or litigation, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals in its care, medical malpractice claims, claims related to deaths in custody, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by its customers and other third-parties, contractual claims and claims for personal injury or other damages resulting from contact with the Company's facilities, programs, electronic monitoring products, personnel or detainees, including damages arising from the escape of an individual in its care or from a disturbance or riot at a facility. Legal proceedings with respect to our facilities are unpredictable and, where material, can cause adverse effects, such as prompting modification or even termination of the underlying facility management contracts.

Other Assessment

A New Mexico non-income tax audit completed in 2016 included tax periods for which the state tax authority had previously processed a substantial tax refund. At the completion of the audit fieldwork, the Company received a notice of audit findings disallowing deductions that were previously claimed by the Company that was approved by the state tax authority and served as the basis for the approved refund claim. In early January 2017, the Company received a formal Notice of Assessment of Taxes and Demand for Payment from the taxing authority disallowing the deductions. The Company appealed the administrative ruling. In February 2024, the Company received notice that the New Mexico Court of Appeals had ruled against its appeal. The Company appealed this ruling to the New Mexico Supreme Court by timely filing a Petition for Writ of Certiorari on April 19, 2024. On July 8, 2024, the New Mexico Supreme Court denied the Company's Petition for Writ of Certiorari. The Company had established an estimated liability (inclusive of both the audit period and the post-audit period) based on its estimate of the most probable loss based on the facts and circumstances known and the advice of outside counsel in connection with this matter. In July 2024, the Company made a payment of approximately $18.9 million towards the estimated liability related to the assessment for the audited period. Following the submission of an application in September 2024, the Company was accepted to participate in the State's managed audit program and entered into a Managed Audit Agreement (the "Agreement") with the New Mexico Taxation and Revenue Department for the post-audit period. The Agreement provides for a waiver of penalties and interest and as such, the Company recorded a favorable adjustment for penalties and interest related to the post-audit period of approximately $6.3 million in the third quarter of 2024. The managed audit is ongoing at this time.

Accruals for Legal Proceedings

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred, and the amount of the loss can be reasonably estimated. However, the results of these claims or proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these claims or proceedings could have a material adverse effect on the Company's financial condition, results of operations or cash flows, including the modification or loss of one or more facility management contracts, or could result in a material impairment of the Company's assets. The Company's accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. The Company generally does not accrue for anticipated legal fees and costs but expenses those items as incurred.

17. Subsequent Events

Chief Executive Officer Developments

On February 6, 2026, J. David Donahue, the Company's Chief Executive Officer, provided notice to The GEO Group, Inc. ("GEO" or the "Company") of his retirement effective February 28, 2026 (the "Separation Date").

Mr. Donahue and GEO entered into a Separation Agreement and General Release on February 9, 2026 (the "Separation Agreement"). Pursuant to the terms of the Separation Agreement, Mr. Donahue will be entitled to receive the following in addition to accrued wages: (i) the payment of $104,167 per month commencing on March 1, 2026 and continuing through February 28, 2028 in accordance with the terms of the Consultant Agreement described below; (ii) be entitled to the payment of health insurance premiums for himself and any covered dependents under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for a period ending on the earlier of eighteen (18) months following the Separation Date (or up to twenty-four months if entitled to an extension) or the date he is no longer entitled to receive COBRA continuation coverage; and (iii) the outstanding unvested stock options and restricted stock previously granted to Mr. Donahue will continue to vest in accordance with the applicable performance-based vesting metrics under the Company's long-term equity incentive plan. The Separation Agreement also contains mutual release, cooperation and non-disparagement provisions.

Mr. Donahue and GEO also entered into a Consultant Agreement (the "Consultant Agreement"), effective as of March 1, 2026, for a term continuing through February 28, 2028 (the "Consulting Period"). Pursuant to the terms of the Consultant Agreement, Mr. Donahue will provide consulting services to GEO with respect to secure services business opportunities in the United States and overseas, including business development services and contract administration assistance for existing contracts. In consideration for such services, Mr. Donahue will receive, as previously disclosed in the Separation Agreement, the consulting fee of $104,167 per month during the Consulting Period, payable upon submission of a monthly billing statement, and will be reimbursed for reasonable and necessary documented travel and business expenses incurred in connection with the performance of services, subject to prior approval requirements. The Consultant Agreement also contains provisions related to confidentiality and conflicts of interest.

On February 9, 2026, George C. Zoley, GEO's founder and Executive Chairman, was appointed Chief Executive Officer effective March 1, 2026 (the "Effective Date").

In connection with his appointment, Dr. Zoley and the Company entered into the Second Amendment to Executive Employment Agreement (the "Employment Agreement") on February 9, 2026 to reflect Dr. Zoley's new title as Chairman and Chief Executive Officer and amend the compensation terms discussed below beginning on the Effective Date. The term of the Employment Agreement remains the same and ends on April 2, 2029 as may be extended by mutual agreement of the parties on an annual basis subject to the termination provisions in the Employment Agreement. Pursuant to the terms of the Employment Agreement, Dr. Zoley will serve as Chief Executive Officer and report directly to the Board of Directors.

Under the terms of the Employment Agreement, Dr. Zoley will be paid an annual base salary of $1,200,000, subject to the review and potential increase in the sole discretion of the Compensation Committee. Dr. Zoley will also be entitled to receive a target annual performance award of 200% of Dr. Zoley's base salary and be entitled to receive an annual equity incentive award of restricted stock with a grant date fair value equal to at least 300% of Dr. Zoley's base salary that shall vest in accordance with the terms of the Company's equity compensation plan. In addition, Dr. Zoley is entitled to the compensation and benefits provided under the Amended and Restated Executive Retirement Agreement, between Dr. Zoley and GEO, dated May 27, 2021. All other terms and conditions of Dr. Zoley's Employment Agreement with GEO shall remain unchanged and in full force and effect in accordance with the Executive Chairman Employment Agreement, dated May 27, 2021, as amended by the Amendment to Executive Chairman Employment Agreement, dated July 7, 2025.

Credit Agreement

On January 20, 2026, the Company entered into a Third Amendment to Credit Agreement (the "Amendment"), by and among each of GEO and GEO Corrections Holdings, Inc., as the Borrowers, the other loan parties named therein, Citizens Bank, N.A., as administrative agent, and the lenders party thereto. The Amendment increased the revolving credit facility commitments from $450 million to $550 million. The Amendment decreased the Incremental Amount (as defined in the Amendment) from $250 million to $150 million that the Company may request in the future in additional term loans, incremental equivalent debt or an increase to the revolving credit facility commitments, subject to the satisfaction of the applicable conditions in the Amendment and the credit agreement.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act), as of the end of the period covered by this report. On the basis of this review, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed in our reports filed with the Securities and Exchange Commission, or the SEC, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

It should be noted that the effectiveness of our system of disclosure controls and procedures is subject to certain limitations inherent in any system of disclosure controls and procedures, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Accordingly, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. As a result, by its nature, our system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

See "Item 8. — Financial Statements and Supplementary Data — Management's Annual Report on Internal Control Over Financial Reporting" for management's report on the effectiveness of our internal control over financial reporting as of December 31, 2025.

(b) Attestation Report of the Registered Public Accounting Firm

See "Item 8. — Financial Statements and Supplementary Data — Report of Independent Registered Public Accounting Firm" for the report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2025.

(c) Changes in Internal Control over Financial Reporting

Our management is responsible for reporting any changes in our internal control over financial reporting (as such terms are defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Trading Arrangements

Scott M. Kernan, a member of our Board of Directors, entered into a 10b5-1 trading plan on November 13, 2025, as amended on November 24, 2025 to make a correction to the applicable cooling off period (the "Trading Plan"). The Trading Plan provides for the potential sale of up to 6,633 shares of GEO common stock and will be in effect until the earlier of (i) April 30, 2026 and (ii) the date on which all of the shares have been sold. The Trading Plan was originally entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, and GEO's policies regarding transactions in GEO securities.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

**PART III**

ITEM 10. *Directors, Executive Officers and Corporate Governance*

We have adopted a code of business conduct and ethics applicable to all of our directors, officers, employees, agents and representatives, including our consultants. The code strives to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate, timely and transparent disclosure, compliance with the applicable government and self-regulatory organization laws, rules and regulations, prompt internal reporting of violations of the code, and accountability for compliance with the code. In addition, we have adopted a code of ethics for the CEO, our senior financial officers and all other employees. The codes can be found on our website at http://www.geogroup.com by clicking on the link "About Us" on our homepage and then clicking on the link "Corporate Governance." In addition, the codes are available in print to any shareholder who request them by contacting our Vice President of Corporate Relations at 561-999-7306. In the event that we amend or waive any of the provisions of the code of business conduct and ethics and the code of ethics for the CEO, our senior financial officers and employees that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our Investor Relations website. The other information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the year covered by this report.

We have insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the New York Stock Exchange. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

ITEM 11. *Executive Compensation*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2026 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a)(1) *Financial Statements.*

The consolidated financial statements of GEO are filed under Item 8 of Part II of this report.

(2) *Financial Statement Schedule.*

Schedule II — Valuation and Qualifying Accounts — Page 142

All other schedules specified in the accounting regulations of the Securities and Exchange Commission have been omitted because they are either inapplicable or not required.

(3) *Exhibits Required by Item 601 of Regulation S-K. The following exhibits are filed as part of this Annual Report:*

Exhibit Number	Description	
1.1	Form of Equity Distribution Agreement, dated December 28, 2023, by and among The GEO Group, Inc. and each of Cantor Fitzgerald & Co., Compass Point Research & Trading, LLC, Imperial Capital, LLC, JonesTrading Institutional Services LLC, Noble Capital Markets, Inc., Northland Securities, Inc., StoneX Financial Inc., Virtu Americas LLC, and Wedbush Securities Inc.	https://www.sec.gov/Archives/edgar/data/923796/000119312523305223/d669399dex11.htm
3.1	Articles of Merger, effective as of June 27, 2014 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on June 30, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514254491/d750635dex32.htm
3.2	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on May 9, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524135357/d784973dex31.htm
3.3	Third Amended and Restated Bylaws of The GEO Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 21, 2021).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521195250/d192125dex31.htm
3.4	Amendment to Third Amended and Restated Bylaws, effective January 21, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522019826/d305099dex31.htm

	Form 8-K filed on January 27, 2022).	
3.5	Amendment to Third Amended and Restated Bylaws, effective February 14, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 18, 2022).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522045923/d106900dex31.htm
3.6	Amendment to Third Amended and Restated Bylaws, effective December 27, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on December 28, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522313783/d398856dex31.htm
3.7	Amendment to Third Amended and Restated Bylaws, effective February 9, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on February 15, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524037639/d763000dex31.htm
3.8	Amendment to Third Amended and Restated Bylaws, effective June 12, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 18, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524163412/d855800dex31.htm
4.1	Indenture, dated as of April 18, 2024, by and among The GEO Group, Inc., the Initial Guarantors and Ankura Trust Company, LLC as trustee and collateral agent, relating to the 8.625% Senior Secured Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex41.htm
4.2	Form of Secured Note (included in Exhibit 4.3).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex41.htm
4.3	Indenture, dated as of April 18, 2024, by and among The GEO Group, Inc., the Initial Guarantors and Ankura Trust Company, LLC, as trustee, relating to the 10.250% Senior Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Company's	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex43.htm

	Current Report on Form 8-K filed on April 24, 2024).**	
4.4	Form of Unsecured Note (included in Exhibit 4.5).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex43.htm
4.5	Description of Registrant's Securities (incorporated by reference to exhibit 4.14 to the Company's Annual Report on Form 10-K filed on February 27, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000095017023004713/geo-ex4_14.htm
4.6	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-3ASR, filed on October 30, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523266272/d531971dex41.htm
4.7	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-3ASR, filed on October 30, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523266272/d531971dex42.htm
10.1	Form of Indemnification Agreement between the Company and its Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed on May 24, 1994) (P)	
10.2	The GEO Group, Inc. Senior Management Performance Award Plan, as Amended and Restated (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on February 26, 2019) †	https://www.sec.gov/Archives/edgar/data/923796/000119312519050054/d663410dex103.htm
10.3	Amendment to The GEO Group, Inc. Senior Management Performance Award Plan (incorporated by reference to exhibit 10.3 to the Company's Annual Report on Form 10-K filed on February 27, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000095017023004713/geo-ex10_3.htm
10.4	Amended and Restated The GEO Group, Inc. Senior Officer Retirement Plan, effective December 31, 2008 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K January 7, 2009) †	https://www.sec.gov/Archives/edgar/data/923796/000095014409000110/g17230exv10w8.htm

10.5	Amended and Restated The GEO Group, Inc. Executive Retirement Plan (effective January 1, 2008) (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1036.htm
10.6	Amendment to The GEO Group, Inc. Executive Retirement Plan (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1037.htm
10.7	The GEO Group, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2008) (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1038.htm
10.8	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312512090269/d259590dex1039.htm
10.9	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1040.htm
10.10	The GEO Group, Inc. Second Amended and Restated 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 9, 2024) †	https://www.sec.gov/Archives/edgar/data/923796/000119312524135357/d784973dex101.htm
10.11	The GEO Group, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on May 4, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521150222/d178751dex102.htm
10.12	Separation and General Release Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.1 to the Company's	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex101.htm

	Current Report on Form 8-K, filed on June 1, 2021). †	
10.13	Executive Chairman Employment Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex102.htm
10.14	Amended and Restated Executive Retirement Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex103.htm
10.15	Executive Employment Agreement, dated as of June 22, 2021, between The GEO Group, Inc. and Shayn March (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 5, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex104.htm
10.16	Credit Agreement, dated as of April 18, 2024, by and among The GEO Group, Inc. and GEO Corrections Holdings, Inc, as borrowers, Citizens Bank, N.A. as Administrative Agent, and the lenders referred to therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex103.htm
10.17	First Lien Intercreditor Agreement, dated as of April 18, 2024, by and among The GEO Group, Inc., GEO Corrections Holdings, Inc., the Guarantors, Citizens Bank, N.A., as Credit Agreement Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Ankura Trust Company, LLC, as Initial Additional Collateral Agent and Initial Additional Authorized Representative, and each	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex101.htm

	additional authorized representative from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 24, 2024).	
10.18	Executive Employment Agreement, effective as of July 8, 2024, between The GEO Group, Inc. and Mark J. Suchinski (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 10, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524158342/d800341dex101.htm
10.19	Amendment to Executive Chairman Employment Agreement, dated as of July 7, 2025, between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 9, 2025). †	https://www.sec.gov/Archives/edgar/data/923796/000119312525137828/d936802dex101.htm
10.20	Separation Agreement and General Release, entered into on December 13, 2024, between The GEO Group, Inc. and Brian Evans (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 16, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524279667/d847086dex101.htm
10.21	Separation and General Release Agreement, entered into on December 3, 2024, between The GEO Group, Inc. and James H. Black. (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed on February 28, 2025). †	https://www.sec.gov/Archives/edgar/data/923796/000095017025029972/geo-ex10_23.htm
10.22	Consultant Agreement, effective January 1, 2025, between The GEO Group, Inc. and James H. Black (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed on February 28, 2025). †	https://www.sec.gov/Archives/edgar/data/923796/000095017025029972/geo-ex10_24.htm
10.23	First Amendment to Credit Agreement, dated as of July 14, 2025, among The GEO Group,	https://www.sec.gov/Archives/edgar/data/923796/000119312525160544/d95178dex101.htm

	Inc. and GEO Corrections Holdings, Inc. as borrowers, Citizens Bank, N.A. as Administrative Agent, the other loan parties thereto and the other lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 17, 2025).	
10.24	Second Amendment to Credit Agreement, dated as of November 13, 2025, among The GEO Group, Inc. and GEO Corrections Holdings, Inc., as borrowers, Citizens Bank, N.A. as Administrative Agent, the other loan parties thereto and the other lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 18, 2025).**	https://www.sec.gov/Archives/edgar/data/923796/000119312525285288/d17936dex101.htm
10.25	Third Amendment to Credit Agreement, dated as of January 20, 2026, among The GEO Group, Inc. and GEO Corrections Holdings, Inc., as borrowers, Citizens Bank, N.A. as Administrative Agent, the other loan parties thereto and the other lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 26, 2026).	https://www.sec.gov/Archives/edgar/data/923796/000119312526022602/d85667dex101.htm
10.26	Separation Agreement and General Release, entered into on February 9, 2026, between The GEO Group, Inc. and J. David Donahue (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 12, 2026). †	https://www.sec.gov/Archives/edgar/data/923796/000119312526048953/d91287dex101.htm
10.27	Consultant Agreement and General Release, entered into on February 9, 2026, between The GEO Group, Inc. and J. David Donahue (incorporated by reference to Exhibit 10.2 to the Company's Current Report on	https://www.sec.gov/Archives/edgar/data/923796/000119312526048953/d91287dex102.htm

	Form 8-K filed on February 12, 2026).	
10.28	Second Amendment to Executive Employment Agreement, entered into on February 9, 2026, between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 12, 2026). †	https://www.sec.gov/Archives/edgar/data/923796/000119312526048953/d91287dex103.htm
10.29	Purchase and Sale Agreement, dated as of June 3, 2025, by and between The GEO Group, Inc., CPT Operating Partnership L.P. and the State of Oklahoma (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 9, 2025). **	https://www.sec.gov/Archives/edgar/data/923796/000119312525137828/d936802dex101.htm
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2025).	https://www.sec.gov/Archives/edgar/data/923796/000095017025065689/geo-ex19_1.htm
21.1	Subsidiaries of the Company*	
22.1	List of Guarantor Subsidiaries *	
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm*	
31.1	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*	
31.2	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*	
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted	

	pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	
97.1	The GEO Group, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 29, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000095017024023181/geo-ex97_1.htm
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to the Consolidated Financial Statements. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. *	
104	Cover Page Interactive Data Title - the cover page XBRL tags are embedded within the Inline XBRL document. *	

* Filed herewith.
** Certain portions of these Exhibits have been omitted in accordance with Regulation S-K Item 601 because they are both (i) not material to investors and (ii) the type of information that the Registrant customarily and actually treats as private or confidential and have been marked with ''[***]'' to indicate where omissions have been made. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the SEC upon its request.
† Management contract or compensatory plan, contract or agreement as defined in Item 402 (a)(3) of Regulation S-K.
(P) Paper filing

Item 16. *Form 10-K Summary.*

    None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GEO GROUP, INC.

/s/   Mark J. Suchinski
Mark J. Suchinski
Senior Vice President and Chief Financial Officer

Date: February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George C. Zoley George C. Zoley	Executive Chairman	February 25, 2026
/s/ J. David Donahue J. David Donahue	Chief Executive Officer (principal executive officer)	February 25, 2026
/s/ Mark J. Suchinski Mark J. Suchinski	Senior Vice President and Chief Financial Officer (principal financial officer)	February 25, 2026
/s/ Ronald A. Brack Ronald A. Brack	Executive Vice President, Chief Accounting Officer and Controller (principal accounting officer)	February 25, 2026
/s/ Julie M. Wood Julie M. Wood	Director	February 25, 2026
/s/ Lindsay L. Koren Lindsay L. Koren	Director	February 25, 2026
/s/ Jack Brewer Jack Brewer	Lead Independent Director	February 25, 2026
/s/ Dr. Thomas Bartzokis Dr. Thomas Bartzokis	Director	February 25, 2026
/s/ Donna Arduin Kauranen Donna Arduin Kauranen	Director	February 25, 2026
/s/ Scott M. Kernan Scott M. Kernan	Director	February 25, 2026

THE GEO GROUP, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2025, 2024 and 2023

Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions, Actual Charge-Offs	Balance at End of Period
			(In thousands)		
YEAR ENDED DECEMBER 31, 2025:					
Allowance for credit losses	$ 685	$ 411	$ —	$ (239)	$ 857
YEAR ENDED DECEMBER 31, 2024:					
Allowance for credit losses	$ 606	$ 133	$ —	$ (54)	$ 685
YEAR ENDED DECEMBER 31, 2023:					
Allowance for credit losses	$ 809	$ 397	$ —	$ (600)	$ 606

SHAREHOLDER INFORMATION

REGIONAL OFFICES

Eastern Region, USA
Joe Moorhead, Regional Vice President

Central Region, USA
Frank Lara, Regional Vice President

Western Region, USA
James Janecka, Regional Vice President

INTERNATIONAL OFFICES

GEOAmey, UK
David Jones, Managing Director

The GEO Group Australia Pty Ltd.
Frank Thorn, Managing Director

South African Custodial Management
Lazarus Bahula, Managing Director

EXECUTIVE VICE PRESIDENTS

Daniel Bible
Executive Vice President, Secure Services

Ronald A. Brack
Executive Vice President, Chief Accounting Officer and Controller

James Bryan
Executive Vice President, Corporate Counsel

Robert Farley
Executive Vice President, Security, Secure Services

John E. Christakis
Chief Medical Officer

Beth A. Crews
Executive Vice President, Deputy General Counsel, Assistant Secretary

Daniel Friend
Executive Vice President, Finance and Pricing, BI Incorporated

Fred M. Hamdun
Executive Vice President, Community Solutions

Jennifer L. Houston
Executive Vice President, Client Relations

Alex Londono
Executive Vice President, Office of Professional Responsibility

Marcel Maier
Executive Vice President, Tax

Pablo E. Paez
Executive Vice President, Corporate Relations

Jose Rosario
Executive Vice President, Chief Information Officer, and Chief Information Security Officer

John Sheehan
Executive Vice President, Client Engagement, Client Relations

Larry J. Sherman
Executive Vice President, Finance and Pricing, GEO Care

Derrick D. Schofield
Executive Vice President, Continuum of Care and Reentry Services

Ed A. Stubbs
Executive Vice President, Transportation

John Tyrrell
Executive Vice President, Pricing

Isabel Yang
Executive Vice President, BI Incorporated

VICE PRESIDENTS

Manuel Alvarez
Vice President, Contract Administration and Compliance

Thomas Arntz
Vice President, Human Resources

Emanuel Barr
Vice President, Community and Government Relations

Paul Beckford
Vice President, Software and IT Security, BI Incorporated

David S. Burch
Divisional Vice President, Continuum of Care and In-Prison Treatment Services

Juan D. Castillo
Vice President, Health Services

Pravin Chaubey
Vice President, Hardware and Engineering, BI Incorporated

Henry T. Conforti
Vice President, Monitoring Operations, BI Incorporated

Philip Dugger
Vice President, Risk Management

Jessica Dumars
Vice President, Proposals

Evencio Fernandez
Vice President, Software Engineering

Brett Frantz
Vice President, Finance

Lisa Gaisford
Vice President, Client Relations

Angela Geisinger
Vice President, Programs, Continuum of Care

Timothy Gibson
Vice President, Design, Secure Services and ISAP

Nelson Hackmaster
Vice President, Staff Development and Emergency Operations

Johanny Handel
Vice President, Compensation and Benefits, Human Resources

Gregor H. Heinrich
Vice President, Construction and Maintenance, Eastern Region

Eugene Herrmann
Vice President, Behavioral Health Services

James Hill
Vice President, Finance, Secure Services

Richard Hoar
Vice President, Federal Government Affairs

Monica L. Hook
Vice President, Communications, GEO Care

Keith Kluttz
Vice President, Office of Professional Responsibility

Aaron Knight
Vice President, Intelligence, Analytics and Reporting

Latoya Lane
Vice President, Community Care

Enrique Lucero
Vice President, Program Evaluation and Development, Community Solutions

Trina Maso De Moya
Vice President, Fidelity, Quality, and Security Operations, GEO Care

Jeffrey McGee
Vice President, ISAP Services, Community Solutions

Thomas Michuda
Vice President, Labor Costs and Systems

Eben Morales
Vice President, Operations, Transportation

Robert M. Murnock
Vice President, Business Development, BI Incorporated

Ron Murtha
Vice President, Construction and Maintenance, Western Region

Ashley Neill
Vice President, Transportation

Christopher Osman
Vice President, Internal Audit

Daniel Rebeor
Vice President, Real Estate

Ryan Seuradge
Vice President, Contract Compliance

Selwyn Shakir
Vice President, Design, Continuum of Care and ISAP

Anthony Shelton
Vice President, Corporate Counsel, BI Incorporated

Doug Wells
Vice President, Construction and Maintenance, Central Region

Spencer Winepol
Vice President, General Liability, Legal Services

Joe Williams
Vice President, Residential Reentry Services, GEO Care

Jason Wright
Vice President, Health Services

CORPORATE & SHAREHOLDER INFORMATION

Corporate and shareholder information, as well as a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Christopher Ferreira, Director, Corporate Relations at The GEO Group, Inc., 4955 Technology Way, Boca Raton, Florida 33431 or by visiting the Company's website at **www.geogroup.com.**

Annual Report Design
Audra E. Birt, Graphic Designer, Corporate Relations

Chief Compliance Officer
Nicole Mannarino, Controller, Financial Reporting

Auditors
Grant Thornton, LLP
801 Brickell Avenue, Suite 2450, Miami, FL 33131

Corporate Counsel
Akerman LLP
Three Brickell City Centre, 98 Southeast Seventh Street,
Suite 1100, Miami, FL 33131

Transfer Agent and Registrar
Computershare
300 Galleria Parkway, Suite 1020 Atlanta, GA 30339
Phone: 866-210-7619   www.computershare.com/investor

Officer Certification: The certifications of The GEO Group, Inc.'s Chief Executive Officer and Chief Financial Officer, required under the Sarbanes-Oxley Act of 2002, have been filed as exhibits to The GEO Group, Inc.'s Annual Report on Form 10-K. In 2025, The GEO Group, Inc.'s Chief Executive Officer submitted the annual certification to the New York Stock Exchange regarding The GEO Group, Inc.'s compliance with the New York Stock Exchange corporate governance listing standards.

Forward-Looking Statements — Safe Harbor
This Annual Report contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to those factors contained in our filings with the SEC, including, but not limited to, those detailed in the Annual Report on Form 10-K for the year ended December 31, 2025, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

© The GEO Group, Inc. 2025



The GEO Group, Inc.®

WORLD HEADQUARTERS
4955 Technology Way
Boca Raton, Florida 33431 USA
561.893.0101 866.301.4436
www.geogroup.com